As confidentially submitted to the Securities and Exchange Commission on September 10, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENT THE RUNWAY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	80-0376379
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Jay Street

Brooklyn, New York 11201

(646) 832-3582

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jennifer Y. Hyman, Co-Founder, Chief Executive Officer and Chair

Rent the Runway, Inc.

10 Jay Street

Brooklyn, New York 11201

(646) 832-3582

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Emily E. Taylor Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Scarlett O’Sullivan Cara Schembri Rent the Runway, Inc. 10 Jay Street Brooklyn, New York 11201 (646) 832-3582	Nicole Brookshire Christina T. Roupas Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, $ par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of Class A common stock that the underwriters have the option to purchase. See “Underwriting.”
(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                , 2021.

            Shares

Rent the Runway, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Rent the Runway, Inc. We are selling                 shares of Class A common stock.

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to                votes per share and is convertible into one share of Class A common stock at any time. Jennifer Y. Hyman, our Co-Founder, Chief Executive Officer and the Chair of our board of directors, and her affiliates will hold all of the outstanding shares of Class B common stock. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. After giving effect to the sale of the shares of Class A common stock offered hereby, shares of Class A common stock will collectively represent approximately                % of our total issued and outstanding shares and                % of the voting power attached to all of our issued and outstanding shares (or                % and                %, respectively, if the underwriters’ exercise in full their option to purchase additional shares), and shares of Class B common stock will collectively represent approximately                % of our total issued and outstanding shares and                % of the voting power attached to all of our issued and outstanding shares (or                % and                %, respectively, if the underwriters’ exercise in full their option to purchase additional shares).

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $                and $                . We intend to apply to list our Class A common stock on the The Nasdaq Global Select Market, or Nasdaq, under the symbol “RENT.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

To the extent the underwriters sell more than ____ shares of Class A common stock, the underwriters the option to purchase up to an additional                shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                , 2021.

Goldman Sachs & Co. LLC		Morgan Stanley		Barclays

Credit Suisse	Piper Sandler	Wells Fargo Securities	KeyBanc Capital Markets	JMP Securities

Telsey Advisory Group

Prospectus dated                , 2021.

"I have ~~nothing~~ **everything** to wear."

RENT THE RUNWAY

"I have nothing everything to wear." RENT THE RUNWAY

OUR MISSION To power women to feel their best every day.

The closet was dead. For millions of women, the closet had become a museum of the past, full of clothes they didn't want to wear anymore. We realized, long before the sharing economy became what it is today, that women didn't want to own more clothing.

They wanted unlimited access to that feeling of confidence and power that comes from an amazing outfit.

SO WE BUILT The Closet In The Cloud

POWERED BY our proprietary operating system for the sharing economy of physical goods

Where we are today 18,000+ styles 750+ designer brands ~88% of customers acquired organically ~80% of revenue from subscribers 40m+ items shipped $16B GMV shipped1 Note: All metrics as of July 31, 2021. 1 GMV is calculated using original retail and/or comparable value prices.

2.5M+ lifetime customers and we're just getting started...

Prospectus

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any free writing prospectus is current only as of its date regardless of the time of delivery of this prospectus or any sale of shares of Class A common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

ABOUT THIS PROSPECTUS

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Our fiscal year begins on February 1 and ends on January 31 of the following year. All references to (i) fiscal 2019 or fiscal year 2019 relate to the year ended January 31, 2020, (ii) fiscal 2020 or fiscal year 2020 relate to the year ended January 31, 2021 and (iii) fiscal 2021 or fiscal year 2021 relate to the year ending January 31, 2022.

ii

A LETTER FROM OUR CO-FOUNDER JENNIFER Y. HYMAN It started with a dress. It was 2008 and I stood in the bedroom of my sister Beckys crammed New York City apartment, watching her spin around in a new very expensive dress. Behind her was a closet full of ignored clothing. I was in full-on big sister mode, begging her to return the new dress that would send her into credit card debt. My closet is dead to me, Becky explained. By Beckys estimation, the exorbitant price of a new dress was worth it for the experience of showing up to the wedding feeling like her most confident self. As I watched Becky model the dress she couldnt afford, I realized that the traditional closet is indeed dead. Its a museum of the past filled with relics that we no longer wear, that no longer fit us, that cost us a lot of money, and that no longer bring us joy. I asked myself: What if the closet were alive? What if it could adapt and change with us as our size, mood, style and life stage changed? Shouldnt our clothes express how we feel and who we are today? And what if we just didnt need so much stuff? And so the idea for Rent the Runway was born. This vision evolved from a single dress for a single situation to our Closet in the Cloud the worlds first and largest shared designer closet that has transformed the way women get dressed by letting them wear whatever they want, without having to own it. With Rent the Runway, closets would no longer be limited by ones income, body shape, closet size, location, or rationality (does it ever make sense to buy the hot pink top instead of the black one?!). Rent the Runways closet is Unlimited - unlimited options, unlimited self-expression, and unlimited opportunities to show up with confidence. I am obsessed with female self-confidence. Thats why I founded and have spent the last thirteen years building this business. I believe that when women have confidence in themselves, they can change the outcomes of their lives, and they can change the world. Like it or not, how we dress has a powerful effect on how we see ourselves and how others see and treat us. This is especially true for women and the opportunities they receive, both in the workplace and in society at large. For women, clothing isnt merely about style its about power. When she gets dressed, she is making a decision about how she wants to show up in the world that day and Rent the Runway has the honor to be part of those intimate moments and transform them. Prior to Rent the Runway, wearing beautiful designer fashion wasnt a realistic option for most people. We have democratized high-end fashion for women everywhere, offering them access to that power the Cinderella moment that Becky was chasing.

Along the way, weve also unlocked the ability for brands to reach new customers. Designer brands have been facing structural shifts in the industry that make it harder than ever for them to succeed. We have always viewed our brands as partners, and we are committed to helping them compete against low-quality, copycat fashion. Weve built a two-sided discovery engine that empowers brands with access to the new customers they need to grow their businesses, while enabling our community to discover new brands they love. In the decade since I co-founded Rent the Runway, we have seen a monumental shift away from ownership business models and into access and sharing business models. This transition happened quickly and across industries. Access models now represent the vast majority of the market in industries like entertainment and music. Rent the Runway has proven that the fashion industry is inevitably ripe for that same disruption, pioneering the access model for retail. And I like to bet on the inevitable. Its inevitable that women will be entering the workforce at record rates as theyre already outpacing men with college degrees. Its inevitable that these financially empowered women will want and need more choices in their clothing, from styles to sizes, at lower prices. Theyre going to want these choices to be sustainable and theyre not going to want to own them. As a result, the opportunity in front of us is immense. Rent the Runway is part of an industry that is in dire and immediate need of change. Fashion is one of the most pollutive industries on earth, and 70% of its negative impact comes from the production of new clothing. Fast fashion business models only work on high volume, and use psychological tactics to convince consumers to buy more than they would ever need. By creating the worlds largest shared closet, weve built a more sustainable solution that helps consumers buy less and wear more effectively transforming a broken system and turning the fashion industry on its head. Using the data from our life cycle analysis, we estimate that our rental model has displaced production of 1.3 million new garments since 2010. We are the rare company whose financial and sustainability goals are perfectly aligned. In other words, increasing the number of times our garments are worn improves our positive environmental impact and our financial outcomes. Im proud that our value proposition is a win-win-win for customers, brands and the environment, and we will continue to innovate on behalf of these stakeholders. We entered 2020 with momentum behind us, poised for continued growth. We couldnt have foreseen the global pandemic and the resulting fight for our survival. Today, Rent the Runway has emerged stronger: a testament to the resilience, passion and continuous innovation of our people. Its one thing to have a vision and its a very different thing to see thousands of teammates take on that vision as their own and treat Rent the Runway with the love and ownership of a founder. I am deeply humbled by our team past and present. Thank you from the bottom of my heart to our leaders, employees, investors, brand partners, and Board members who have brought us to this moment. I owe my biggest thanks to our community. Our customers have always been our north star. Youve made our subscription a beloved everyday ritual in your lives, enthusiastically shared RTR with everyone you know, and transformed rental from a novelty into a celebrated lifestyle. I spent the early days of Rent the Runway answering customer service calls, reading (and responding) to nearly every customer feedback email, and travelling around the country for focus groups and events. Many of our most successful product launches including gowns in prealtered lengths, photo reviews, and even our monthly subscriptions were born out of your feedback. Thank you for helping us build the Closet in the Cloud, but more, thank you for being a true community of women supporting other women. Your detailed photo reviews on how to style a floral skirt, dress up a baby bump, or lounge at home in sweats enhance the Rent the Runway experience for millions of other women. In the years to come, we look forward to bringing the magic of Rent the Runway to more customers, and to any thing we dont need or want to own forever. Our flexible platform has the potential to power not just the Closet in the Cloud but our lives in the cloud. This means more money saved and a more sustainable future for us all. I am incredibly honored to lead our community into our next chapter as a public company, as we drive value for shareholders and continue to build a better future for fashion. While Rent the Runway has always been a disruptive force, our IPO will also trailblaze in the universe of public companies. We will become the first-ever IPO with a female CEO, CFO and COO a distinction I am immensely proud of. On behalf of our entire team, we are excited to have you on this journey! We are all like Becky to some degree. We all want the power to express ourselves through what we wear today, but we also want the flexibility to decide who we want to be tomorrow. Welcome to Rent the Runway, where women can live life unlimited. With gratitude, Jennifer Y. Hyman Co-Founder, CEO and Chair

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” “Rent the Runway” and “RTR” refer to Rent the Runway, Inc. and its consolidated subsidiary.

Our Mission

Our mission is to power women to feel their best every day.

Since our founding, we have disrupted the trillion-dollar fashion industry and changed the way women get dressed by creating the world’s first Closet in the Cloud: a dream closet filled with a massive selection of designer styles to rent, wear and return (or keep!).

Overview

We built the world’s first and largest shared designer closet — what we call the Closet in the Cloud — with over 18,000 styles by over 750 designer brands that has transformed the way women get dressed by letting them wear whatever they want, without having to own it. We give customers ongoing access to our “Unlimited Closet” through our Subscription offerings or the ability to rent a-la-carte through our Reserve offering. We also give our subscribers and customers the ability to buy our products through our Resale offering. Our Closet in the Cloud offers a wide assortment of items for every occasion, from evening wear and accessories to ready-to-wear, workwear, denim, casual, maternity, outerwear, blouses, knitwear, loungewear, jewelry, handbags, activewear, ski wear, home goods and kidswear. We have served over 2.5 million lifetime customers across all of our offerings and we had             total subscribers1 (active and paused) as of                 , 2021. In the first six months of fiscal year 2021,                 % of our total revenue was generated by subscribers (including their Reserve and Resale revenue) while they were active or paused.

We have created a two-sided discovery engine: customers are finding new brands they love and brand partners are finding new customers they need. For customers, we unlock freedom of self-expression through access to our “Unlimited Closet” that has a constantly rotating supply of styles for all occasions, seasons, moods and price points. This leads to deep engagement with our platform as customers discover new brands they love. Brand partners are able to tap into our large, engaged community to discover new customers and get unparalleled data insights. All of this helps them grow their businesses and encourages them to partner more closely with us over time.

When our customers use Rent the Runway, they experience the magic of accessing an “Unlimited Closet” while saving money and time and reducing clothing waste. We deliver significant financial value to customers, with our average subscriber wearing clothes worth more than 20 times what she pays for a monthly RTR subscription on an annualized basis (more than $37,000 in designer retail value annualized for the first six months of fiscal year 2021).2 We have become an everyday utility; our average subscriber

[1]

Total subscribers represent the number of subscribers with an active or paused membership as of the last day of the fiscal period and excludes subscribers who had an active or paused subscription during the fiscal period, but ended their subscription prior to the last day of the fiscal period.

[2]

We calculate designer retail values using original retail and/or comparable value prices. An original retail price is the price at which the manufacturer suggested that retailers in the marketplace, including department stores and specialty retailers, sell the item in new condition. A comparable value price is used for our Exclusive Designs and is based on an evaluation of prices for new comparable merchandise sold elsewhere in the marketplace.

wears Rent the Runway 83 days per year. We believe that the convenience of our service and access to a broad assortment of designer brands, categories and styles helps drive our strong customer engagement.

Our tremendous selection is enabled by our designer brand partnerships. We source our products directly from over 750 brand partners that include many of the most renowned and relevant names in the fashion industry. Our platform continues to be a valued launching pad for new and emerging brands and a business builder for existing brands. The transformative nature of our customer value proposition means our customers are different from other audiences our brands are exposed to. Approximately 91% of our brand partners work with us because we introduce them to new, desirable customers and deepen awareness of their brands. Over the last 12 years, we have fostered strong relationships with our brand partners and we have retained nearly 100% of our brand partners.

Our Closet in the Cloud connects our deeply engaged customers and our differentiated brand partners on a powerful platform built around our brand, data, logistics and technology advantages.

•

Brand Partner Advantage. Our assortment contains thousands of new, current season styles procured from our brand partners that luxury competitors simultaneously carry - all available for subscription, a-la-carte rental, and resale at much lower prices. We believe our engaged and loyal customer base paired with the data that we provide to our brand partners makes us an essential destination for many of the world’s most important brands. As we have grown, our commercial relationships with our brand partners have evolved to balance our margins and the capital needs of our business. Today, we acquire our products through three channels: Wholesale, Share by RTR and Exclusive Designs. Through Share by RTR, we acquire items directly from brand partners on consignment, at zero or low upfront cost and revenue share with our brands each time an item is rented. We leverage our data to create highly desirable Exclusive Designs in collaboration with select brand partners that we manufacture through third-party partners to be more durable and at significantly lower cost. The portion of our products sourced through Share by RTR and Exclusive Designs - our more asset-light sources - has grown from approximately 26% in fiscal year 2019 to approximately 54% in fiscal year 2020.

•

Data Advantage. We capture a vast amount of unique, actionable data on our customers and products. We leverage this data to create benefits for our customers (deep personalization of styles and fit), brand partners (understanding of customer demand patterns and garment lifecycle) and our business (higher subscriber lifetime value and better product return on investment).

•

Technology and Logistics Advantage. We have developed a proprietary operating system for the sharing economy of physical goods that pairs proprietary intelligent software with differentiated infrastructure and hardware. Our expertise in vertically integrated just-in-time reverse logistics and garment science allows us to achieve multi-year monetization on our garments. We have also built a custom front-end platform that supports subscription, a-la-carte rental and resale in one easy experience for the customer.

Since our inception, organic growth, or word-of-mouth marketing, has been a key advantage for RTR. Because of the self-confidence they feel when they rent, the majority of our customers publicly share their love of the Rent the Runway experience on social media and in their personal lives, which helps drive brand awareness and new customer acquisition. Our "Unlimited Closet" inspires women to experiment with fashion and rent bold, colorful, dynamic pieces that become natural conversation starters with their friends and family and create strong virality for the platform. As a result, since our founding, we have spent less than 10% of total revenue on marketing, and our growth has been mostly organic. Approximately 88% of our customers over the last 12 years have been acquired organically. Our brand and deeply engaged community have allowed us to acquire customers efficiently even as we have scaled.

We believe our platform is powering a new frontier for fashion, one in which women buy less and wear more, disrupting a centuries old industry and contributing to a more sustainable future. Using the data from our life cycle analysis, we estimate that our rental model has displaced the production of approximately 1.3 million total new garments since 2010, resulting in the savings of 67.0 million gallons of water, 98.6 million kWh of energy and 44.2 million pounds of CO2 emissions.

We generate revenue from our Subscription, Reserve and Resale offerings. The majority of revenue comes from our Subscription offering, which is highly recurring and drives customer engagement.

We have achieved the following operating and financial results:

•	We had 147,866 and 95,245 total subscribers at the end of fiscal year 2019 and fiscal year 2020, respectively, and 133,572 and 54,797 active subscribers (excluding paused subscribers), respectively;

•	Revenue was $256.9 million and $157.5 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Gross Profit was $53.6 million and $15.5 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Gross Profit Excluding Product Depreciation was $129.3 million and $85.4 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Net Loss was $(153.9) million and $(171.1) million in fiscal year 2019 and fiscal year 2020, respectively; and

•	Adjusted EBITDA was $(18.0) million and $(20.3) million in fiscal year 2019 and fiscal year 2020, respectively.

Trends in Our Favor

We are witnessing trends that are driving consumer and brand behavior in our favor, though the extent to which they may be impacted by the COVID-19 pandemic remains uncertain.

Consumer Trends

Some of the key trends impacting consumers in our industry include:

•

Shift from Ownership to Access: In 2020, access models represented 64% of the U.S. recorded music market, 71% of the U.S. home entertainment market and 17% of the U.S. hospitality market.[3] Businesses such as Spotify, Netflix and Airbnb have been built in the transition to access and we believe that the apparel industry is ripe for this same disruption.

•

Desire for Variety and Newness: Consumers are increasingly seeking variety and newness in their wardrobes. Closets are growing and, according to the Wall Street Journal, the average consumer buys approximately 70 items of clothing per year as compared to 40 items per year in 1990.[4]

[3]

Access models within the recorded music market according to Recording Industry Association of America, Year-End Music Industry Revenue Report, 2020. Access models within the home entertainment market according to Digital Entertainment Group, DEG Year-End Digital Media Entertainment Report, 2020, Access models within the hospitality market according to Euromonitor International Ltd.

[4]	Wall Street Journal, Ups and Downs of U.S. Clothes Shopping, September 2014.

•

Growth of Online Shopping: Despite the fact that closets are growing, online sales represent the fastest growing part of the apparel market. U.S. online apparel grew at a 17% compound annual growth rate, or CAGR, between 2015 and 2020 while the broader apparel sector declined, according to Euromonitor.[5]

•

Social Media Driving Fashion: The ubiquity of fashion on social media has meant that consumers have a higher awareness of aspirational brands outside their income level. Millennials post nine selfies a week on social media, according to Now Sourcing, increasing the pressure for variety in the wardrobe.[6]

•

An Increasingly Female Workforce: As of January 2021, women represented 47% of the workforce according to the U.S. Bureau for Labor Statistics and U.S. Census.[7] This increasingly female workforce is spending 3x more than their male counterparts on workwear, with 50% of women feeling pressure to be “put together” at work according to a Refinery29 study.[8]

•

Importance of Sustainability: Consumers are increasingly aware of the impact their choices are making on the environment and seeking more sustainable alternatives. 56% of women place more value on sustainability as it relates to fashion choices than they did five years ago. According to McKinsey, internet searches for “sustainable fashion” grew 3x between 2016 and 2019.[9]

•

Normalization of Secondhand: Secondhand fashion has become more mainstream, driven by its affordability, uniqueness, selection and alignment with environmental consciousness. According to the July 2021 Lab42 Survey, 91% of women have purchased or are open to purchasing secondhand clothing.

All designer brands, whether accessible or prestige, have faced structural shifts in the retail landscape that have made it more challenging for them to succeed. Those challenges include:

•

Decline of Traditional Wholesale Channels: It is estimated that 80,000 retailers, or 9% of the 878,000 stores in the U.S. will close their doors in the next five years.[10] Department stores, one-fifth of which have closed since 2018, have traditionally represented a majority of brands’ revenue, making a decline in traffic a headwind on revenue.[11]

•

Heightened Competition from Mass and Fast Fashion: The desire for newness has led to enormous competition in the apparel industry from mass and fast fashion brands who can quickly manufacture and copy styles at lower prices than designer brands. In 2020, mass market and fast fashion comprised 42% of the U.S. apparel market, up from 31% ten years ago.[12]

•

Direct-to-Consumer, or DTC, as an Essential Channel for Every Brand: Given the growth in online and the challenges associated with traditional wholesale channels, brands are increasingly seeking DTC channels but often lack the financial or human capital to build them.

[5]

Euromonitor International Ltd, Apparel & Footwear 2021 (“Euromonitor Apparel & Footwear 2021”). Retail Value RSP includes sales tax, current prices, year-over-year exchange rates. Apparel is defined as apparel and footwear.

[6]	Now Sourcing, How Augmented Reality Has Changed Selfies Forever.
[7]

U.S. Bureau for Labor Statistics, Labor Force Statistics from the Current Population Survey—Household Data Annual Averages—Employment Status of the Civilian Noninstitutional Population by Age, Sex, and Race, 2020.

[8]

Triple spend on clothing according to Glamour, The Glass Runway: Our Exclusive Survey on the State of the Fashion Industry, May 2018. 50% of women according to Refinery29 and Rent the Runway, Self Expression & Dressing: Survey Findings, February 2019 (“Refinery29 Survey”).

[9]	McKinsey & Co., Fashion’s New Must-Have: Sustainable Sourcing at Scale, October 2019.
[10]	Quartz, What an Estimated 80,000 Store Closings Say About the Future of US Retail, April 2021.
[11]	Forbes, Unprecedented Decline: One Fifth of All American Department Stores Have Closed Since 2018, July 2020.
[1][2]	GlobalData, Resale Report, 2021. Mass market is defined as Amazon, off-price, and value retail.

•

Larger, More Fractured Discovery Landscape: According to Publicis Sapient, 87% of shoppers today begin product searches online, meaning that younger customers are focused on direct search for brands they already know.[13]

•	Aging Consumer Base: The average age of a luxury department store customer is 51 years old, meaning it is more difficult for brand partners to reach younger customers through traditional channels.[14]

•

Growing Importance of Data: Data is critical to helping brands assess their product and efficiently acquire customers. Through traditional wholesale channels, brands receive very minimal data, and the data they do receive is often a season old.

Our Customer Value Proposition

Through our platform, we have helped more than 2.5 million lifetime customers discover the transformative power of utilizing our Closet in the Cloud across all of our offerings. Our customer base is diverse and spans age, household income distribution and U.S. geography. As of June 2021, approximately 35% of our customers lived in the Top 100 U.S. cities by population, and approximately 65% lived elsewhere.

The Magic of Rent the Runway

When our customers use Rent the Runway, they experience the magic of accessing an “Unlimited Closet” of constantly rotating styles while saving money and time and reducing clothing waste.

•

Variety and Discovery. With over 18,000 styles across over 750 brands and hundreds of categories available in our Closet in the Cloud, Rent the Runway gives customers the ability to always wear something new to them and inspires customers to expand their fashion tastes without risk of buyer’s remorse. We are a brand discovery engine, as our subscribers wear 54 brands in their first year, on average.

•

Value. Rent the Runway makes thousands of designer styles accessible to all through our Subscription offering for a flat monthly price or through our Reserve offering on a per item basis. For instance, in our most popular $135 per month eight-item subscription plan, the effective cost to the customer per item is approximately $17, for an item that would typically retail for above $350, making Rent the Runway comparable to or cheaper than many mass-market and fast fashion players while offering access to authentic designer items. 60% of our subscribers report spending between $100 and $500 less per month on clothes when they have a subscription to RTR.

•

Self-Confidence. 83% of our subscribers say RTR makes them the most confident version of themselves at work or in social settings. Because there is no commitment to keep an item on RTR, we fuel greater self-expression for our customers. Our average subscriber receives four compliments each time she wears RTR.

•

Personalization and Convenience. We use our rich customer data to create a personalized storefront for customers based on their style preferences, browsing history and past rentals. Our understanding of our customer improves with each interaction, and we use our personalization algorithm to continuously tailor size and style recommendations. In fiscal year 2019, subscribers who used our personalized recommendations had 2.7x longer tenure.

[13]	Salesforce and Publicis Sapient, Shopper First Retailing, 2018.
[14]	Racked, More than 40% of Neiman Marcus Shoppers are Millionaires, August 2015.

•

Customer Experience and Community. Our customers are deeply engaged, as evidenced by the 22 million customer reviews submitted through June 2021. Our customers use the millions of reviews posted by our community to make smarter choices and feel good about their selections. As our community has grown, Rent the Runway has also benefited from powerful virality and word-of-mouth marketing. 81% of subscribers have shared RTR with at least five people; 32% have shared with over 20 people.

•

Sustainability. Our success in building a rent versus buy mindset is evidenced by the fact that 83% of our subscribers have bought less fast fashion since using RTR and 89% buy fewer clothes than they used to prior to joining RTR.

Our Brand Value Proposition

We designed our platform with the intent of creating deep partnerships with designer brands, enabling them to broaden their customer base and grow their businesses. Today, we partner with more than 750 brands, including many of the most renowned and relevant names in fashion. As of January 31, 2021, no single brand partner accounted for more than 2% of active units available on the RTR platform.

We procure virtually 100% of our products directly from brand partners with their explicit permission, and our business model has been built on shared success with brands. As they deepen their relationship with us, they get access to more data and more customers. Our partnerships with brands have created a significant product and cost advantage, in contrast to other secondhand resellers, and allows brands to make an aspirational first impression to a new and critical customer segment on RTR. Because we source directly from brands, we can control our assortment and acquire styles in the depths and sizes we want, we have access to current season items and all of our items are guaranteed authentic without the cost or infrastructure of traditional authentication platforms.

Brands that were on the RTR platform for five years from fiscal year 2014 through fiscal year 2019 saw the gross merchandise value, or GMV, of their products acquired by RTR increase by 293% over that time.15 We are widely recognized by the brand community as an important and growing distribution channel for their businesses.

Benefits for Brands

When our brand partners join Rent the Runway, they trust that our platform will grow their customer base, build their brand awareness and enable them to innovate their business.

•

Our Brand. Rent the Runway is a trusted platform for discovery and access, and we present our brand partners in an aspirational way. Brand partners appreciate that we are often a customer’s first exposure to their brand and so they trust us to provide an elevated customer experience. We are proud that we’ve retained nearly 100% of our brand relationships.

•

Customer Discovery and Acquisition. With over 2.5 million lifetime customers as of June 2021 across all offerings, we provide our brand partners with a new way to reach both current luxury consumers and aspirational luxury consumers. 91% of our brand partners say that RTR

[15]

GMV is calculated using original retail and/or comparable value prices. An original retail price is the price at which the manufacturer suggested that retailers in the marketplace, including department stores and specialty retailers, sell the item in new condition. A comparable value price is used for our Exclusive Designs and is based on an evaluation of prices for new comparable merchandise sold elsewhere in the marketplace.

introduces them to new, desirable customers and deepens awareness of their brand. 82% of our subscribers purchased one or more brands they discovered on Rent the Runway (either from RTR or elsewhere).

•

Grow Their Business. We serve as an important channel for over 750 brands that see us as essential to their future business success. According to our June 2021 Rent the Runway Brand Survey, in fiscal year 2019, we were in the top 30% of distribution partners, by revenue, for 64% of our brands. Of our brand partners, approximately 85% believe that RTR is a growing distribution channel for their business. We have proven that we can help brands grow their businesses by attracting new customer segments.

•

More Profitable Partnership. We are a more profitable partner to brands than legacy retailers because we do not require brands to sign margin agreements with us or return-to-vendor agreements, which have historically levied brands with higher inventory risk than their retail partners.

•

Ability to Compete with Mass and Fast Fashion. We enable brands to compete with wear-it-once, mass and fast fashion by offering their premium products at a more accessible price point, enabling brands to connect with a broad customer base without diluting their brand.

•

Data. We provide our brand partners with actionable data and customer feedback that is not available via traditional wholesale channels and is differentiated from what they collect through their own DTC channels. This data allows them to adjust their designs in order to grow and optimize their businesses and manufacture styles that are more durable and sustainable.

•

Sustainability. Our platform allows brands to participate in the circular economy and provides a way for them to address the secondhand market in an aspirational way. As of June 2021, 67% of our brand partners believed that RTR is an important part of their business’s sustainability strategy.

Rent the Runway Virality and Marketing Strategy

Our brand and deeply engaged consumer base have allowed us to acquire customers efficiently. Since our founding, we have spent less than 10% of total revenue on marketing, and our growth has been mostly organic. Approximately 88% of our customers over the last 12 years have been acquired organically. As of June 2021, we have had close to 3 trillion earned media impressions since 2018. As we have scaled, we have seen the value of the Rent the Runway brand grow and increasingly become a significant point of differentiation with consumers and brand partners. We have an opportunity to continue to increase brand awareness and as of June 2021, our unaided brand awareness is 20% among U.S. women ages 18 - 45 with a household income of $50,000 or more.

Total Addressable Market

Apparel is a large market that is rapidly shifting online. According to Euromonitor, the U.S. apparel market was $286 billion in 2020 of which 37% or $107 billion is online. The online U.S. apparel market is expected to grow at a 12% CAGR compared to the overall apparel market, which is expected to grow at a 3% CAGR between 2020 and 2025. In 2025, the U.S. apparel market is expected to be $395 billion of which 49% or $192 billion is expected to be online.16

[16]

Euromonitor Apparel & Footwear 2021. Euromonitor International Ltd, Retailing, 2020 (“Euromonitor Retailing 2020”). Retail Value RSP includes sales tax, current prices and year-over-year exchange rates. Apparel is defined as apparel and footwear.

We address the secondhand market, which is the fastest growing portion of the apparel market today. According to GlobalData, this market is at $27 billion in 2020 and is expected to increase to $77 billion in 2025, growing at a 23% CAGR. We are changing consumer purchasing behavior by creating a sharing economy for fashion and believe we will contribute to the growth of this market.

We believe we are in the early innings of this opportunity. As of the end of fiscal year 2019 and 2020, we had 147,866 and 95,245 total subscribers (which includes both active and paused), respectively. Since 2009, we have had over 2.5 million lifetime customers across all of our offerings, and as of July 31, 2021, we had over                total subscribers, representing less than                % of the total population of women aged 18 and above in the U.S.

According to the U.S. Census Bureau, as of 2020, there are 38 million women 25 years and older that both work and are college educated, 61 million women 18 years and older that are college educated, and 130 million total women 18 years and older in the U.S. Today, the majority of our subscribers and customers are college educated or working women, but we believe we can continue to diversify our subscriber and customer base over time, particularly given subscription and rental behavior trends in our favor. According to the July 2021 Lab42 Survey, 24% of women have subscribed to fashion in the past, and 59% are open to it. Additionally, 19% of women have rented clothing or accessories in the past, and 55% are open to it. 56% of women state that they will subscribe to fashion at some point in the next five years.

Our Growth Strategies

The key elements of our growth strategy are:

•

Grow our Subscribers. With our differentiated brand and organic virality, strong funnel of new customers through Reserve and Resale and our continued focus on marketing efficiency, we are focused on growing our subscriber base.

•

Expand our Assortment by Adding New Brand Partners and Deepening Existing Brand Partner Relationships. We are focused on expanding our product assortment and in particular, we intend to accelerate our capex-light partnerships via Share by RTR and Exclusive Designs.

•

Continue to Invest in the Customer Experience. By continuing to improve our customer experience, we aim to improve subscriber retention and engagement. Our customer experience includes interactions online and the experience customers have offline wearing Rent the Runway. We are focused on driving continuous improvements in both areas, particularly on personalization, social features and transportation innovation.

•

Launch New Categories and Offerings. Our flexible membership platform and physical logistical infrastructure means that we can launch new categories and offerings that resonate with our customers and their lifestyles.

•

Deepen our Brand Partner Marketplace Enablement Tools. Our goal is to help our brands build bigger businesses both on and off our platform. We intend to continue to expand Share by RTR and provide more tools to our brand partners to grow their businesses and assortments across subscription, rental and resale.

•	Drive Leverage in Operational Efficiency. We are focused on using our data to drive actionable insights and improve key parts of our operations.

•	Expand Internationally. We may invest in creating a sharing economy of physical goods around the world. We may choose to do this organically or through partnerships and acquisitions.

Risk Factors Summary

Investing in our Class A common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations and prospects.

•

We have grown rapidly in recent years and have limited experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

•	The COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business.

•	The global fashion industry is highly competitive and rapidly changing, and we may not be able to compete effectively.

•

Our continued growth depends on our ability to attract new, and retain existing, customers, which may require significant investment in paid marketing channels. If we are unable to cost-effectively grow our customer base, our business, financial condition and results of operations would be harmed.

•	If we fail to retain customers, our business, financial condition, and results of operations would be harmed.

•	If we are unable to accurately forecast customer demand, manage our products effectively and plan for future expenses, our operating results could be adversely affected.

•	Shipping and logistics are a critical part of our business and our supply chain and any changes or interruptions in shipping or logistics operations could adversely affect our operating results.

•

We rely heavily on the effective operation of our proprietary technology systems and software, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information.

•

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses in a timely manner, identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, our ability to comply with applicable laws and regulations and our access to the capital markets to be impaired.

•	Our business is subject to a large number of U.S. and non-U.S. laws and regulations, many of which are evolving.

•

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anticorruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets, and we could face criminal liability and other serious consequences for violations, which could harm our business.

•

Failure to adequately maintain and protect our intellectual property and proprietary rights could harm our brand, devalue our proprietary content, and adversely affect our ability to compete effectively.

•	We are subject to rapidly changing and increasingly stringent laws and industry standards relating to data privacy, data security, data protection, and consumer protection. The restrictions and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

•	We face risks associated with brand partners from whom our products are sourced or co-manufactured.

•

We rely on third parties for elements of the payment processing infrastructure underlying our business. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

•

We depend on search engines, social media platforms, mobile application stores, content-based online advertising and other online sources to attract consumers to and promote our website and our mobile application, which may be affected by third-party interference beyond our control and as we grow our customer acquisition costs will continue to rise.

•

Any failure by us, our brand partners, or our third-party manufacturers to comply with our vendor code of conduct, product safety, labor, or other laws, or to provide safe factory conditions for their workers, may damage our reputation and brand, and harm our business.

•

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on Nasdaq, including our CEO and Co-Founder, and her affiliates, which will limit your ability to influence the outcome of important transactions, including a change of control.

•

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.

•	Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

•	After this offering, company insiders will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

•	Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Corporate Information

We were incorporated as Rent the Runway, Inc. in Delaware on March 3, 2009. Our principal executive offices are located at 10 Jay Street, Brooklyn, New York 11201. Our telephone number is (646) 832-3582. Our website address is www.renttherunway.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our design logo, “Rent the Runway,” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Rent the Runway, Inc. This prospectus also contains trademarks, trade names and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

•	we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, the Sarbanes-Oxley Act;

•

we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•

we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officers’ compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. If certain events occur prior to the end of such five-year period, including if we have more than $1.07 billion in annual gross revenue, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. We may choose to take advantage of some but not all of these reduced requirements. We have elected to adopt the reduced requirements with respect to our financial statements and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We also have elected to take advantage of the extended transition periods for complying with new or revised accounting standards. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

THE OFFERING

Shares of Class A common stock offered by us	shares ( shares if the underwriters exercise in full their option to purchase additional shares).

Shares of Class A common stock to be outstanding after this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares).

Shares of Class B common stock to be outstanding after this offering	shares.

Total shares of Class A common stock and Class B common stock to be outstanding after this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares).

Over-allotment option to purchase additional shares of Class A common stock	shares.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. We will have broad discretion in the way that we use the net proceeds of this offering. See “Use of Proceeds.”

Voting rights	Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to votes per share and is convertible into one share of Class A common stock at any time. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. Jennifer Y. Hyman, our Co-Founder, Chief Executive Officer and the Chair

of our board of directors, and her affiliates will hold all of the outstanding shares of Class B common stock. Immediately following the completion of this offering, shares of Class A common stock will collectively represent approximately % of our total issued and outstanding shares and % of the voting power attached to all of our issued and outstanding shares (or % and %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and shares of Class B common stock will collectively represent approximately % of our total issued and outstanding shares and % of the voting power attached to all of our issued and outstanding shares (or % and %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). See “Description of Capital Stock” for additional information.

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.

Proposed trading symbol	“RENT.”

The number of shares of Class A common stock and Class B common stock to be outstanding after this offering is based on                shares of our Class A common stock and                shares of our Class B common stock outstanding as of                , 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable preferred stock into                shares of our Class A common stock upon closing of this offering, and excludes:

•

            shares of Class A common stock issuable upon exercise of stock options outstanding as of                , 2021 under our 2009 Stock Incentive Plan, as amended, or the 2009 Plan, at a weighted average exercise price of $                per share;

•

            shares of Class A common stock issuable upon exercise of stock options outstanding as of                , 2021 under our 2019 Stock Incentive Plan, as amended, or the 2019 Plan, at a weighted average exercise price of $                per share;

•	restricted stock units, or RSUs, covering shares of Class A common stock as of , 2021, which are issuable upon satisfaction of service-based and liquidity-based vesting conditions;

•

            shares of Class A common stock issuable upon exercise of stock options outstanding as of                , 2021, granted to early participants of our “designer collective,” or the Designer Collective Grants, at a weighted average exercise price of $                per share;

•

            shares of Class A common stock reserved for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, which will become effective on the date immediately prior to the date our registration of which this prospectus forms a part becomes effective, as described in “Executive Compensation—Equity Compensation;”

•	the exercise of warrants to purchase shares of Class A common stock, which will result in the net issuance of shares of Class A common stock in connection with this offering; and

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2021 with an exercise price of $ per share.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes or gives effect to:

•

the filing and effectiveness of our amended and restated certificate of incorporation, or Amended Charter, and the adoption of our amended and restated bylaws, or Amended Bylaws, each of which will occur upon closing of this offering;

•	the automatic conversion of all outstanding shares of our redeemable preferred stock into shares of our Class A common stock, upon closing of this offering;

•	no exercise of the outstanding options or settlement of outstanding RSUs described above after , 2021;

•	no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock from us;

•	an initial public offering price of $ per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus; and

•

an exchange of                  shares of Class A common stock held by our CEO and Co-Founder for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering pursuant to the terms of certain exchange agreements, or the Class B Exchange.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated statements of operations data for the years ended January 31, 2020 and 2021 and the summary consolidated balance sheet data as of January 31, 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2020	2021
	(in millions, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription and Reserve rental revenue	$235.4		$135.9
Other revenue	21.5		21.6

Total revenue, net	256.9		157.5
Costs and expenses:
Fulfillment	118.1		53.0
Technology	40.2		37.7
Marketing	22.9		8.1
General and administrative	98.9		77.2
Rental product depreciation and revenue share	85.2		89.0
Other depreciation and amortization	21.6		23.0

Total costs and expenses	386.9		288.0

Operating loss	(130.0)		(130.5)

Interest income / (expense), net	(24.0)		(46.6)
Other income / (expense), net	(0.1)		6.0

Net loss before benefit from income taxes	(154.1)		(171.1)

Benefit from income taxes	0.2		—

Net loss	$(153.9)		$(171.1)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(14.04)		$(15.36)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	10,964,634		11,138,851

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)

(1)

See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(2)	Pro forma net loss per share gives effect to the automatic conversion of all of our outstanding shares of redeemable preferred stock into an aggregate of shares of Class A common stock.

	As of January 31, 2021
	Actual	Pro Forma(2)	Pro Forma As Adjusted(2)(3)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$95.3	$	$
Working capital(1)	62.8
Total assets	320.7
Redeemable preferred stock	388.1
Accumulated deficit	(589.4)
Total stockholders’ deficit	(526.7)

(1)	Working capital is defined as current assets less current liabilities.
(2)	Gives effect to the automatic conversion of all of our outstanding shares of redeemable preferred stock into an aggregate of shares of Class A common stock, upon closing of this offering.
(3)

Gives effect to (i) the pro forma adjustments set forth in footnote (2) above and (ii) the issuance and sale of             shares of our Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total stockholders’ deficit on a pro forma basis by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease, as applicable, in the number of shares offered in this offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $             million, assuming that the price per share for the offering remains at $             (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Business and Financial Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. The calculation of the key business and financial metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors, limiting the usefulness of those measures for comparative purposes. These key business and financial metrics are not meant to be considered as indicators of our financial performance in isolation from or as a substitute for our financial information prepared in accordance with GAAP and should be considered in conjunction with other metrics and components of our results of operations, such as each of the other key business and financial metrics and our revenue, fulfillment and net loss.

	Year Ended January 31,
	2020	2021
	($ in millions)
Active subscribers (at the end of period)	133,572	54,797
Gross profit	$53.6	$15.5
Gross profit excluding product depreciation	$129.3	$85.4
Adjusted EBITDA	$(18.0)	$(20.3)

Each of Gross Profit Excluding Product Depreciation and Adjusted EBITDA is a non-GAAP financial measure. See below for a reconciliation of Gross Profit Excluding Product Depreciation and Adjusted EBITDA to each of their most directly comparable GAAP financial measures, gross profit and net loss, respectively. For additional information about, and the definitions of, our key business and financial metrics and why we consider Gross Profit Excluding Product Depreciation and Adjusted EBITDA to be useful metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Business and Financial Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics.”

Non-GAAP Financial Metrics

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial metrics are useful in evaluating our performance. These non-GAAP financial metrics are not meant to be considered as indicators of our financial performance in isolation from or as a substitute for our financial information prepared in accordance with GAAP and should be read only in conjunction with financial information presented on a GAAP basis. There are limitations to the use of the non-GAAP financial metrics presented in this prospectus. For example, our non-GAAP financial metrics may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial metrics differently than we do, limiting the usefulness of those measures for comparative purposes.

Reconciliations of each of the below non-GAAP financial metrics to its most directly comparable GAAP financial measure are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial metrics for each of the periods presented. In future periods, we may exclude similar items, may incur income and expenses similar to these excluded items, and may include other expenses, costs and non-recurring items.

We use Gross Profit Excluding Product Depreciation to measure our total variable profit excluding non-cash expenses as an indicator of the cash gross profit available to cover our costs and expenses and capital expenditures.

We use Fulfillment Profit to measure the efficiency of inbound, outbound and processing costs. We use Contribution Profit as a key measure of our overall efficiency, including fulfillment expense, total product costs and credit card fees.

The following table presents a reconciliation of total revenue, net, the most comparable GAAP financial measure, to each of Fulfillment Profit, Gross Profit Excluding Product Depreciation, and Contribution Profit, respectively, for the years ended January 31, 2020 and 2021:

	Year Ended January 31,
	2020	2021
	(in millions)
Total revenue, net	$256.9	$157.5
Fulfillment	118.1	53.0

Fulfillment profit	138.8	104.5

Revenue share	9.5	19.1

Gross profit excluding product depreciation	129.3	85.4
Rental product depreciation	75.7	69.9

Gross profit	53.6	15.5

Credit card processing fees	8.2	4.4

Contribution profit	45.4	11.1

Technology	40.2	37.7
Marketing	22.9	8.1
General and administrative (excluding credit card processing fees)	90.7	72.8
Other depreciation and amortization	21.6	23.0

Operating loss	$(130.0)	$(130.5)

Adjusted EBITDA is included in this prospectus because it is a key performance measure used by management to assess our operating performance and the operating leverage of our business.

The following table presents a reconciliation of net loss, the most comparable GAAP financial measures, to Adjusted EBITDA, for the years ended January 31, 2020 and 2021:

	Year Ended January 31,
	2020	2021
	(in millions)
Net loss	$(153.9)	$(171.1)
Interest (income) / expense, net(1)	24.0	46.6
Rental product depreciation	75.7	69.9
Other depreciation and amortization(2)	21.6	23.0
Stock compensation(3)	6.8	8.2
Write-off of liquidated assets(4)	4.1	3.3
Non-recurring adjustments(5)	3.8	4.2
Benefit from income taxes	(0.2)	—
Other (income) / expense, net	0.1	(6.0)
Other (gains) / losses(6)	—	1.6

Adjusted EBITDA	$(18.0)	$(20.3)

(1)	Includes debt discount amortization of $3.2 million in fiscal year 2019 and $5.1 million in fiscal year 2020.
(2)	Includes non-rental product depreciation and capitalized software amortization.

(3)	Reflects the non-cash expense for stock-based compensation.
(4)	Reflects the write-off of the remaining book value of liquidated products that had previously been held for sale.
(5)

Fiscal year 2019 Non-recurring adjustments includes $2.8 million of costs related to a September 2019 software outage and $1.0 million related to legal costs and settlements. Fiscal year 2020 Non-recurring adjustments includes $3.2 million of costs associated with COVID-19-related matters including severance, furlough benefits, one-time bonuses and related legal fees and $0.5 million of shipping carrier transition costs.

(6)	Includes costs associated with the write-off of asset disposals, operating lease termination and foreign exchange.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment. In addition, the impacts of the COVID-19 pandemic may exacerbate the risks described below as well as risks and uncertainties not presently known to us.

Risks Related to Our Business and Industry

We have grown rapidly in recent years and have limited experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

We have grown rapidly over the last several years, due in large part to the growth in demand for our subscription offerings, and therefore, our recent growth rates and financial performance should not necessarily be considered indicative of our future performance. Although the COVID-19 pandemic has materially adversely affected our fiscal year 2020 operating and financial results, resulting in our total revenue decreasing 38.7% from $256.9 million in fiscal year 2019 to $157.5 million, our revenue increased                % from $                million for the six months ended July 31, 2020 to $                million for the six months ended July 31, 2021 and we may experience significant growth in the future. To effectively manage and capitalize on our growth, we must continue to expand our brand awareness and marketing, enhance customer experience, iterate our subscription products, invest in digital consumer innovation, and upgrade our management information and reverse logistics systems and other processes. Our continued growth has in the past, and could in the future, strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diverse and growing employee base. Failure to scale and preserve our company culture as we grow could also harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our growth strategy is focused on continuing to grow and retain our subscriber and customer base, expanding our brand partner relationships and product assortment, increasing our brand awareness, advertising and other marketing spending, and continuing to invest in our offerings and technology. For the six months ended July 31, 2021, over                % of our total revenue was generated by our subscribers. Our base subscription plans range from $89 to $199 per month and customers can customize their subscription monthly by purchasing additional slots and shipments. Our subscriptions renew automatically on a monthly basis and the subscribers may disable automatic renewal by canceling their subscription prior to the next month’s bill date. Customers may also pause their subscriptions for one to three months at a time. As a result, even though a significant number of subscribers have historically renewed their monthly subscription, there can be no assurance that we will be able to retain a significant portion of subscribers beyond the existing monthly subscription periods. In addition, any limitation or restriction imposed on our ability to bill our subscribers on a recurring basis, whether due to new regulations or otherwise, may significantly lower our subscription retention rate. We also offer our customers the option to rent items via our Reserve offering a-la-carte for four or eight days at individual rates and we provide resale offerings allowing customers to purchase pre-loved items. Our plans and offerings do not have demonstrably long track records of success and may not grow as much or as fast as we expect. If our growth rate declines, investors’ perception of our business, financial condition and results of operations may be adversely affected. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain revenue from existing subscribers and increased sales to existing customers.

The fashion industry is rapidly evolving and our business may not develop as we expect. Overall growth of our revenue will depend on a number of factors, including our ability to:

•	change traditional consumer buying habits and normalize clothing rental and resale;

•	price our subscription, a-la-carte and resale offerings so that we are able to attract new customers, and retain and expand our relationships with existing customers;

•	accurately forecast our revenue and plan our fulfillment and operating expenses;

•

ensure that we maintain an adequate depth and breadth of available products to meet evolving customer demands and respond swiftly and appropriately to new and changing styles, trends or desired consumer preferences;

•	successfully transition from “unlimited” subscriptions to usage-based subscription plans at different price points;

•	successfully maintain and grow our relationships with existing and new brand partners, including continuing to grow our Share by RTR and Exclusive Design offerings;

•	avoid disruptions in acquiring and distributing our products and offerings;

•	provide customers with a high-quality experience, including customer service and support that meets their needs;

•	maintain and enhance our reputation and the value of our brand;

•	hire, integrate and retain talented personnel across all levels of our organization;

•

successfully compete with other companies that are currently in, or may in the future enter, the industry or the markets in which we operate, and respond to developments from these competitors such as pricing changes and the introduction of new offerings;

•	comply with existing and new laws and regulations applicable to our business;

•	successfully expand into new and penetrate existing geographic markets in the United States;

•

successfully develop new offerings and innovate and enhance our existing offerings and their features, including in response to new trends, competitive dynamics or the needs of customers and subscribers;

•

effectively manage growth of our business, personnel, and operations, including expanding our shipping and distribution network and fulfillment center operations, as well as our logistics footprint and the number of facilities we operate in the future;

•	effectively manage our costs related to our business and operations;

•	avoid or manage interruptions in our business from information technology downtime, cybersecurity incidents and other factors that could affect our physical and digital infrastructure; and

•	successfully identify and acquire, partner or invest in products, technologies, or businesses that we believe could complement or expand our business.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our offerings, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and results of operations.

We also expect to continue to expend substantial financial and other resources to grow our business, and we may fail to allocate our resources in a manner that results in increased revenue growth in our business. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our business, financial condition, and results of operations may be harmed, and we may not achieve or sustain profitability in the future.

The COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business.

The COVID-19 pandemic and the travel restrictions, quarantines, and related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets and the overall environment for our business, and the extent to which it may continue to impact our future results of operations and overall financial performance remains uncertain. The first Delta variant case was identified in December 2020, and the variant soon became the predominant strain of the virus and by the end of July 2021, the Delta variant was the cause of more than 80% of new U.S. COVID-19 cases. As a result, new restrictions are being contemplated and implemented by workforces and federal, state and local government officials. The global macroeconomic effects of the pandemic may persist for an indefinite period of time, even after the pandemic has subsided. In addition, we cannot predict the impact the COVID-19 pandemic has had and will have on our brand partners, third-party vendors and service providers, and we may continue to be materially adversely impacted as a result of the negative past, present and future impact upon our brand partners, third-party vendors and service providers.

The COVID-19 pandemic has materially adversely affected our fiscal year 2020 operating and financial results due to the occurrence of the following events or circumstances, among others:

•

the global shelter-in-place restrictions significantly reduced our number of active subscribers and engagement with all of our offerings because of the decrease in special events, social gatherings and interactions outside the home;

•

a significant number of subscribers paused or canceled their subscriptions or downgraded to lower-priced plans, and we experienced significant decreased demand for our a-la-carte offering and customers canceled their existing orders for special events;

•	subscribers engaged less, which impacted the success of our organic marketing and reduced the volume of our data and business insights;

•	disruptions of the operations of our brand partners and delays in shipment and delivery of our products;

•	pausing all of our paid marketing spend and eliminating or significantly reducing investments in growth initiatives;

•	carrying more products relative to customer demand, negatively impacting gross margins;

•	performance-based revenue share payments to brands were decreased due to lower total revenue, impacting our brand partner relationships and value proposition;

•

implementing temporary salary cuts, employee layoffs and furloughs, and pausing recruiting efforts, which negatively impacted employee morale and resulted in an increase in regrettable employee attrition; and

•	the closure of our brick-and-mortar retail stores, which was perceived negatively by some customers.

As the recovery period continues, particularly in the United States, and shelter-in-place orders and travel advisories are lifted, the effects of the COVID-19 pandemic, including the identification and spread of new variants of the virus, such as the Delta variant, may continue to have a negative impact on our business operations and long-term financial results of operations due to the occurrence of the following events or circumstances, among others:

•

the difficulty in accurately predicting the timing and pace of our business recovery, particularly increased demand, subscriber levels, and Reserve and resale orders, leading to potentially over-spending and lower profitability if recovery is not as strong as or when we expected;

•

our inability to meet increased demand and provide an optimal customer experience as a result of difficulty in hiring additional employees, particularly in our fulfillment, operations and customer experience functions;

•

continuing disruptions of the operations of our brand partners, which could impact our ability to acquire an adequate depth and breadth of products at favorable prices in a timely manner to match demand;

•	our ability to efficiently re-start our paid marketing efforts; and

•

possible resurgences of the COVID-19 pandemic, including as a result of new variants of the virus, such as the Delta variant, or otherwise, that lead to new or additional shelter-in-place orders and/or travel advisories, which may dampen future demand for our products and offering.

The continued scope and duration of the pandemic, whether additional actions may be taken to contain the virus, the impact on our customers and partners, the speed and extent to which markets fully recover from the disruptions caused by the pandemic, and the impact of these factors on our business, will depend on future developments that are highly uncertain and cannot be predicted with confidence. In addition, to the extent COVID-19 adversely affects our operations and global economic conditions more generally, it may also have the effect of heightening many of the other risks described in these Risk Factors.

Although we anticipate that our operating results in future fiscal years will begin to reflect a more normal operating environment, the current economic and public health climate has created a high degree of uncertainty and there is no assurance that our scale, number of customers and revenue will return to or surpass pre-pandemic levels for a sustained period of time. As such, we continue to closely monitor this global health crisis and will continue to reassess our strategy and operational structure on a regular, ongoing basis as the situation evolves. See “Management’s Discussion and Analysis of Financial Position and Results of Operations” for more details on the impact of the COVID-19 pandemic and associated economic disruptions, and the actual operational and financial impacts that we have experienced to date.

The global fashion industry is highly competitive and rapidly changing, and we may not be able to compete effectively.

We compete with other fashion rental companies and also with a range of traditional and online retail and resale fashion companies and we expect competition to continue to increase in the future. To be successful, we need to continue to attract and retain customers and brand partners.

We believe our ability to compete effectively depends on many factors within and beyond our control, including:

•	our ability to normalize fashion rental and change traditional retail shopping habits and norms;

•	how effectively differentiated our offerings and value proposition are from those of our competitors;

•	how effectively we market and communicate how to use our subscription and Reserve offerings;

•	our ability to expand and maintain an appealing depth and breadth of our products to meet customer demand;

•	our ability to attract new brand partners and retain existing brand partners in our Share by RTR and Exclusive Design programs and acquire products on favorable and efficient terms;

•	the speed and cost at which we can deliver products to our customers and the ease with which they can return our products;

•	the effectiveness of our customer service;

•	further developing our data science capabilities for brand partners;

•	maintaining favorable brand recognition and effectively marketing our services to customers;

•	the amount, diversity, and quality of brands that we or our competitors offer;

•	the price at which we are able to offer our rental and resale offerings;

•	the success of our reverse-logistics processes in delivering products in good condition to customers; and

•	anticipating and successfully responding to changing apparel trends and consumer shopping preferences.

Many competitors or potential competitors may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. In addition, they may be able to innovate and provide products and services faster and with more selection than we can. They may be willing to price their products and services more aggressively in order to gain market share or generally employ a low-cost pricing model. In addition, brands set pricing for their own new retail items, which can include promotional discounts that may adversely affect the relative value of rental and/or resale items offered by us, and, in turn, our revenue, results of operations and financial condition.

Additional competitors are expanding and may continue to expand into the rental and resale space in which we operate and we remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or other smaller entrants could attract our customer base. Some of our potential competitors are vertically integrated and are also engaged in the manufacture and distribution of clothing. These competitors may advantageously leverage this structure to gain market share and certain vertically-integrated organizations with significant market power could potentially utilize this power to make it more difficult for us to compete.

Furthermore, we are revolutionizing the fashion industry by changing the way women get dressed. Although we believe that there are numerous trends in our favor that support the continued growth and success of online fashion rental, changing traditional retail and e-commerce shopping habits is difficult, particularly the shift from an ownership to an access model. Our business model may not achieve acceptance as broadly and within the time frame that we expect by customers and brand partners. In addition, the trends in our favor may evolve and no longer provide compelling support for our business model. If online fashion rental does not achieve broad acceptance by consumers and our brand partners, our growth could be limited and our competitiveness hampered.

Our inability to respond effectively to competitive pressures, improved performance by our competitors, failure to achieve broad acceptance and changes in the fashion retail markets could result in lost market share and have a material adverse effect on our business, financial condition, and results of operations.

Our continued growth depends on our ability to attract new, and retain existing, customers, which may require significant investment in paid marketing channels. If we are unable to cost-effectively grow our customer base, our business, financial condition and results of operations would be harmed.

The growth of our business is dependent upon our ability to continue to grow by cost-effectively adding new customers. Historically, a substantial portion of new customer acquisition has originated from organic word-of-mouth and other non-paid referrals. Although we will continue to encourage customer engagement, loyalty, and word-of-mouth referrals, there is no guarantee that we will be successful and our organic growth may decline. Paid marketing is also a key part of our growth strategy and while we previously paused paid marketing during portions of the pandemic as a result of COVID-19, we have increased our spending and plan to significantly increase spending and run marketing campaigns to acquire additional subscribers and customers, all of which could impact our overall profitability. We may incur marketing expenses significantly in advance of the time we anticipate recognized revenue associated with such expenses, our paid marketing may not effectively reach potential customers, changes in regulations or third-party interference could limit the ability of search engines and social media platforms for marketing, they may decide not to rent through our platform or the spend of new customers may not yield the intended return on investment, any of which could negatively affect our results of operations. Moreover customer preferences may change and customers may not rent through our platform as frequently or spend as much with us. If we are not able to continue to expand our customer base through cost-effective methods, our revenue may grow slower than expected or decline. Relatedly, an inability to attract and retain customers could harm our ability to attract and retain brand partners, who may decide to partner with alternative platforms.

If we fail to retain customers, our business, financial condition, and results of operations would be harmed.

A high proportion of our revenue comes from highly engaged subscribers. For the six months ended July 31, 2021, over                % of our total revenue was generated by our subscribers. A decrease in the number of existing customers or a reduction in the amount existing customers spend on our offerings could negatively affect our operating results.

Our number of customers and the amounts they spend on our offerings may decline materially or fluctuate as a result of many factors, including, among other things:

•	the quality, consumer appeal, price, and reliability of our offerings;

•	our ability to quality control the products delivered to our customers;

•	ensuring on-time delivery of orders;

•	a negative customer service experience;

•	intense competition in the fashion industry;

•	negative publicity that impacts our brand and reputation;

•	changes in consumer preferences regarding the use of pre-loved apparel;
•	lack of market acceptance of our business model;

•	the unpredictable nature of the impact of the COVID-19 pandemic or a future outbreak of disease or similar public health concern;

•	the failure (or perceived failure) to meet customer expectations regarding our environmental, social and governance, or ESG, initiatives;

•	changes in efficiency of our historic or current customer acquisition methods; or

•	dissatisfaction with changes we make to our offerings and products.

If existing customers no longer find our offerings and products appealing or appropriately priced or if we are unable to provide high-quality support to customers to help them resolve issues in a timely and acceptable manner, they may stop using our offerings, negative publicity may be generated and word-of-mouth and other referrals may be hampered. Even if our existing customers continue to find our offerings and products appealing and our customer service satisfactory, they may decide to downgrade to a less frequent, lower cost subscription and rent fewer items over time as their demand for apparel and accessories declines. For example, as a result of changes to daily life due to the COVID-19 pandemic, including increased rates of working remotely from home, many customers’ demand for a variety of apparel was, and in the future may be, reduced or eliminated. If customers who rent most frequently and rent a significant amount of items from us were to make fewer or lower priced rentals or stop using our offerings, our financial results could be negatively affected.

If we fail to anticipate and respond successfully to new and changing fashion trends and consumer preferences, our business could be harmed.

Our success is, in large part, dependent upon our ability to identify fashion trends, predict and gauge the tastes of our customers, and provide availability of items and a service that satisfies customer demand in a timely manner. However, lead times for many of our purchasing decisions may make it difficult for us to respond rapidly to new or changing apparel trends or customer acceptance of products chosen by us. In addition, external events may disrupt or change customer preferences and behaviors in ways we are not able to anticipate. For example, the COVID-19 pandemic has resulted in significant changes to daily life, working arrangements, and social events, which has impacted the type of apparel our customers seek to rent. We generally enter into purchase contracts in advance of anticipated rentals and typically before apparel trends are confirmed by customer rentals. We have not always predicted our customers’ preferences and acceptance levels of our products with accuracy.

Additionally, our success is dependent on the ability of our brand partners to anticipate, identify and respond to the latest fashion trends and consumer demands and to translate such trends and demands into product options in a timely manner. The failure of our brand partners to anticipate, identify or respond swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to rent on our platform may lead to lower demand for our offerings, which could have a material adverse effect on our business and financial condition.

Further, although we use our data and business insights to predict our customers’ preferences and gauge demand for our products, there is no guarantee that our data and business insights will accurately anticipate demand. To the extent we misjudge the market for the service we offer or fail to execute on trends and deliver attractive products to customers, we may not attract and retain customers effectively and our operating results will be adversely affected.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We had a net loss of $171.1 million for the year ended January 31, 2021 and have in the past had net losses. As of January 31, 2021, we had an accumulated deficit of $589.4 million. Because we have a short operating history at scale, it is difficult for us to predict our future operating results. We will need to generate and sustain increased revenue and manage our costs to achieve profitability. Even if we do, we may not be able to sustain or increase our profitability.

Our ability to generate profit depends on our ability to grow revenues and drive operational efficiencies in our business to generate better margins. We expect to incur increased operating costs and may continue to generate net losses in the near term in order to:

•	acquire products;

•	increase the engagement of customers;

•	drive customer acquisition and brand awareness through marketing and promotional initiatives;

•	enhance our website and mobile offerings and functionality; and

•	invest in our operations, including our logistics fulfillment and capacity, to support the growth in our business.

We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses or realize the benefits we anticipate. We will also face greater compliance costs associated with the increased scope of our business and being a public company. Any failure to adequately increase revenue or manage operating costs could prevent us from achieving or sustaining profitability. We may not realize the operating efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the rental experience, and optimize costs. As such, due to these factors and others, we may not be able to achieve or sustain profitability in the near term or at all. If we are unable to achieve or sustain profitability, the value of our business and the trading price of our Class A common stock may be negatively impacted.

If we are unable to accurately forecast customer demand, manage our products effectively and plan for future expenses, our operating results could be adversely affected.

We are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. We obtain substantially all of our products directly from over 750 brand partners through purchasing products from our brand partners typically at a discount to wholesale cost, or Wholesale, acquired directly from brand partners on consignment at low upfront cost, with performance- based revenue share payments to our brand partners over time, or Share by RTR, and designing items using our data in collaboration with our brand partners and manufacturing items through third-party partners, or Exclusive Designs, arrangements with designer or manufacturing partners. For our business to be successful, our brand partners must be willing and able to provide us with products in specific quantities and styles of sufficient quality, in compliance with regulatory requirements, at acceptable costs and on a timely basis. We typically do not enter into long-term contracts with our brand partners and, as such, we operate without significant contractual assurances of continued supply, pricing or access to products. Although we believe we have had limited attrition of brand partners to date, a brand partner could choose to no longer work with us or provide less favorable terms for a variety of reasons, including as a result of the COVID-19 pandemic and resulting impacts. In addition, some of our brand partners may not have the capacity to supply us with sufficient products to keep pace with our growth plans, especially if we plan to demand significantly greater amounts of products. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to expand capacity with existing brand partners or develop new brand partners relationships.

In fiscal years 2019 and 2020, we expanded our relationships with brand partners and increased the proportion of our products procured under Share by RTR, and Exclusive Designs arrangements, which reduced our upfront cost of products. For Wholesale and Share by RTR items, entering into contracts in advance of a particular season requires brand partners to agree to incur costs related to manufacturing products before we have paid for it, which requires the brand partner and brands to continue to trust us. If we were viewed as less financially viable, we may receive less favorable terms and conditions from our brand partners, including requiring upfront payments or other demonstrations of credit. The cash flow benefits we currently experience from our brand partners’ willingness to revenue share could be adversely affected if revenue share terms change or if brand partners no longer wish to revenue share due to (1) lack of trust in us, (2) lack of revenue earned in comparison to the projections we provided, (3) their inability to continue to spread their earnings out over the time period that the products are earning revenue on our site, among other reasons. For our Exclusive Design arrangements, we must continue to increase the number of brand partners with whom we work, design an assortment of styles that meet customer demand, maintain and enhance our third-party manufacturing capabilities and partners and ensure the products manufactured meets brand partners’ and our quality standards. Our ability to obtain a sufficient selection or volume of Share by RTR products on a timely basis at competitive prices could suffer as a result of any deterioration or change in our brand partner relationships or events that adversely affect our partners.

We also source products directly from brand partners outside of the United States, including Europe, Asia and around the globe. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, the imposition of additional import or trade restrictions, including legal or economic restrictions on overseas brand partners’ ability to produce and deliver products, increased custom duties and tariffs, unforeseen delays in customs, more restrictive quotas, loss of a most favored nation trading status, currency exchange rates, transportation delays, foreign government regulations, political instability and economic uncertainties in the countries from which we or our brand partners source our products. As a result of the COVID-19 pandemic, most of our products sourcing in fiscal years 2020 and 2021 was handled remotely via video and teleconference instead of in-person. Future extended disruptions in travel and the ability to source products in-person may not be successful, and our partners may continue to face challenges in capital availability, which could lead to reduced or suboptimal products and harm our business. In addition, negative press or consumer sentiment about internationally sourced products may lead to reduced demand for our products. These and other issues affecting our international brand partners or internationally sourced products could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we rely on our merchandising team to order styles that our customers will rent and we rely on our data science to inform the levels of and which products we purchase, including when to reorder items that are renting well and when to sell or write-off items that are not renting well. If our teams do not predict customer demand and tastes well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our products and our operating results could be adversely affected.

Furthermore, we must execute our cleaning and repair protocols and reverse logistics operations efficiently and at a significant scale to maximize the utilization of units and reduce the number of units purchased, the failure of which may adversely affect our operating results. We cannot control products while they are out of our possession or prevent all damage while in our fulfillment centers, during shipping, or while with customers, third-party suppliers or partners. We may incur additional expenses and our reputation could be harmed if customers and potential customers believe that our products are not of high quality or may be damaged.

If we are not able to keep pace with technological changes and enhance our current offerings and develop new offerings to respond to the changing needs of partners and customers, our business, financial performance, and growth may be harmed.

Our industry is characterized by rapidly changing technology, new service and product introductions, and changing customer demands and preferences, and we are not able to predict the effect of these changes on our business. The technologies that we currently use to support our business platform may become inadequate or obsolete, and the cost of incorporating new technologies into our offerings and services may be substantial. Any failure by us to adequately integrate technological developments in our approach to data management could harm our ability to leverage data, including customer data, collected through our technology and our systems, which could have a negative effect on our business. If we are unable to adequately utilize our data in support of our operations due technical or other limitations, our ability to drive leverage in operational efficiencies and to attract new customers and retain existing customers could be impaired. In addition, if we are unable to successfully leverage new technology to automate and otherwise drive efficiencies in our operations, our business, results of operations and financial condition could be harmed.

Our partners and customers may not be satisfied with our technological or other platform enhancements or new offerings or may perceive that these offerings do not respond to their needs or create value for them. Our customers may also be dissatisfied with the product mix we currently or will offer in the future.

Additionally, as we invest in and experiment with new offerings or changes to our platform, our partners and customers may find these changes to be disruptive and may perceive them negatively. For example, we have recently phased out our “unlimited swaps” subscription plan and shifted to several subscription plans at different price points based on usage, which may introduce too much complexity for customers or be perceived as less value than the previously offered plans. We have increased our resale offerings of pre-loved products, which could introduce the uncertainty of merchandise returns and negatively impact our business. We also have expanded the categories of products we offer, such as kidswear and home accessories, and may further expand our categories in the future. These new plans and offerings do not have demonstrably long track records of success for us. In addition, developing new offerings and services is complex, and the timetable for their public launch is difficult to predict and may vary from our historical experience. As a result, the introduction of new offerings may occur after anticipated release dates, or they may be introduced as pilot programs, which may not be continued for various reasons. In addition, new offerings may not be successful due to defects or errors, negative publicity, or our failure to market them effectively. New offerings may not drive revenue growth, customer acquisition or retention, may require substantial investment and planning, and may bring us more directly into competition with companies that are better established or have greater resources than we do. If we do not continue to cost-effectively develop new offerings that satisfy our brand partners and customers, then our competitive position and growth prospects may be harmed. In addition, new offerings may have lower margins than we anticipate or than existing offerings, and our revenue from the new offerings may not be enough to offset the cost of developing and maintaining them, which could adversely affect our business, financial performance, and growth.

If we fail to maintain and enhance our brand, our ability to attract and retain customers will be impaired and our business, financial condition, and results of operations may suffer.

Maintaining and enhancing our appeal and reputation as a stylish, revolutionary and trusted brand is critical to attracting and retaining customers and brand partners. The successful promotion of our brand and awareness of our offerings and products will depend on a number of factors, including our marketing efforts, ability to continue to develop our offerings and products, the quality and appeal of our products, and ability to successfully differentiate our offerings from competitive offerings. We expect to invest substantial resources to promote and maintain our brand, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased customer acquisition and sales. The strength of our brand will depend largely on our ability to provide a compelling customer value proposition for our rental and resale offerings and continued customer engagement and word of mouth organic marketing. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in promoting and maintaining our brand and reputation.

Furthermore, whether accurate or not, negative publicity about our business, operations, or employees, and customer complaints could harm our reputation, customer trust and referrals of our services, brand partner confidence, employee morale and culture, and our ability to recruit new employees effectively. In addition, negative publicity related to our brand partners, influencers and other vendors that we have partnered with may damage our reputation, even if the publicity is not directly related to us. Negative commentary concerning us or our brand partners may also be posted on social media platforms at any time and may have an adverse impact on our brand, reputation and business. The harm of negative publicity, particularly on social media platforms, may be immediate, without affording us an opportunity for redress or correction.

If we fail to maintain, protect, and enhance our brand successfully or to maintain loyalty among customers, or if we incur substantial expenses in unsuccessful attempts to maintain, protect, and enhance our brand, we may fail to attract or increase the engagement of customers, and our business, financial condition, and operating results may suffer.

We rely heavily on the effective operation of our proprietary technology systems and software, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information.

We rely heavily on in-house proprietary technology, third-party software, and customized off-the-shelf technology solutions across our business. Our ability to effectively manage all areas of our business, particularly our product management and fulfillment operations, depends significantly on the reliability and capacity of these systems. We are critically dependent on the integrity, connectivity, security and consistent operations of these systems, which are highly dependent on coordination of our internal business, operations, product and engineering teams. For example, in September 2019, we experienced a software outage at our Secaucus, New Jersey facility, during which we were unable to fulfill thousands of Reserve and subscription orders on a timely basis and made the decision to stop taking new orders until the issue was adequately resolved. We also experienced significant negative customer reviews and negative press as a result of the outage, which we believe damaged our customer relationships, reputation and brand. The outage also resulted in substantial financial losses and increased costs largely due to: lost revenues, customer refunds, credits, promotions and/or related payments, and incremental labor and shipping costs. Our insurance policy covered a substantial portion of these losses but not all of them. While we have taken remediation measures in response to the outage, similar outages or other disruptions may occur in the future, which could harm our ability to meet customer expectations, fulfill orders, manage our products, and achieve our objectives for operating efficiencies and profitability.

The technology underlying our platform is highly interconnected and complex and may contain undetected errors or vulnerabilities. Due to the interconnected nature of the software underlying our platform, updates to parts of our code, third-party code, and APIs, on which we rely and that maintain the functionality of our systems, could have an unintended impact on other sections of our code, which may result in errors or vulnerabilities to our platform that negatively impact the customer experience and functionality of our offerings. In some cases, such as our mobile application, errors may only be correctable through updates distributed through slower, third-party mechanisms, such as app stores, and may need to comply with third-party policies and procedures to be made available, which may add additional delays due to app review and customer delay in updating their mobile apps. In addition, our systems are increasingly reliant on machine learning systems, which are complex and may have errors or inadequacies that are not easily detectable. These systems may inadvertently reduce the efficiency of our systems, or may cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies, or otherwise are inconsistent with our brand, guiding principles and mission. Any errors or vulnerabilities discovered in our code could also result in damage to our reputation, loss of our customers, unauthorized disclosure of personal and confidential information, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

Any significant technology disruption or failure or data security incident could adversely affect our business, financial condition and operation.

Our ability to effectively manage our business, particularly our products management and fulfillment operations, depends significantly on the reliability and capacity of our in-house proprietary technology, third-party software and infrastructure, and customized off-the-shelf solutions. We also collect, process and store sensitive and confidential information, including our proprietary business information and information regarding our customers, employees, suppliers and business partners. The secure processing, maintenance and transmission of this information is critical to our operations. Our systems or those of our service providers and business partners may be subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, acts of war or terrorist attacks, fire, flood and natural disasters. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

Our systems and those of our third-party service providers and business partners may be vulnerable to security incidents, attacks by hackers, acts of vandalism, malware, social engineering, denial or degradation of service attacks, computer viruses, supply chain attacks, phishing attacks, ransomware attacks, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to steal, publish, sell, delete, use inappropriately or modify private and sensitive information including credit card information and personally identifiable information, any or all of which could harm our business, financial condition and results of operations. Ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and can lead to significant interruptions, delays, or outages in our operations, loss of data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack it may be necessary to make extortion payments, but we may be unable to do so if applicable laws or governmental pressure prohibit or prevents such payments. In addition, employees may intentionally or inadvertently cause data or security incidents that result in unauthorized release of personal or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are increasingly designed to evade detection, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to address all possible techniques or implement adequate preventive measures for all situations.

The aforementioned types of security incidents have occurred in the past, and may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of sensitive, proprietary and confidential information. For example, although no sensitive information was affected, our platform has been the subject of credential stuffing attacks (i.e., email addresses and passwords involved in security incidents reported by other companies have been used to attempt to gain unauthorized access to our platform) and brute force attacks (i.e., attempts to try different username and password credentials to gain access to our platform). The security measures we employ to prevent, detect, and mitigate potential harm to our users from the theft of or misuse of user credentials on our network may not be effective in every instance.

Moreover, while we maintain cyber insurance that may help provide coverage for these types of events, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents. Any such incident, attack, virus or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, in particular because certain data privacy laws, including the California Consumer Privacy Act, or CCPA, grant individuals a private right of action arising from certain data security incidents, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our business, financial condition, and results of operations.

We also rely on a number of third-party service providers to operate our critical business systems and process confidential and personal information, such as our shipping partners, Human Resources Information System and payment processor. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf and may not react or notify us in a timely manner. Moreover, we or our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic. Any cyberattack, security incident, or material disruption or slowdown affecting our systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition, and results of operations.

Our e-commerce business faces distinct risks, such as fulfillment of orders, and our failure to successfully manage these risks could have a negative impact on our profitability.

As an e-commerce business, we encounter risks and difficulties frequently experienced by businesses with significant internet operations. The successful operation of our business as well as our ability to provide a positive customer experience that will generate subscription and rental and resale orders depends on efficient and uninterrupted e-commerce order-taking and fulfillment operations. If we are unable to allow real-time and accurate visibility to products availability when customers are ready to order, quickly and efficiently fulfill our customers’ orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate channel or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

Risks associated with our e-commerce business include:

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uncertainties associated with our website and mobile application including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our systems software, inadequate system capacity, computer viruses, human error, security incidents, legal claims related to our systems operations and fulfillment;

•	disruptions in internet service or power outages;

•	reliance on third parties for computer hardware and software, as well as delivery of products to our customers;

•	rapid technology changes;

•	credit or debit card fraud and other payment processing related issues;

•	changes in applicable federal, state and international regulations;

•	liability for online content;

•	cybersecurity and consumer privacy concerns and regulation; and

•	natural disasters or adverse weather conditions.

Our online offerings also expose us to broader applicability of regulations, as well as additional regulations, such as the rules relating to registration of internet sellers, certain anti-money laundering, trade sanction, anti-corruption, anti-bribery and international trade laws. Problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties and damage to our reputation and brands.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces, virtual and augmented reality and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies or adapt better than us, which could harm our competitive position.

Shipping and logistics are a critical part of our business and our supply chain and any changes or interruptions in shipping or logistics operations could adversely affect our operating results.

We currently rely on several third-party national and regional shipping vendors for our outbound and inbound logistics. A substantial majority of our inbound shipments from customers are currently returned through a single vendor—we have from time to time transitioned, and are currently in the process of transitioning, inbound shipments from this vendor to multiple other vendors, and we cannot predict how this transition may impact our costs and our customer sentiment and satisfaction.

Additionally, our business relies on the successful management of reverse logistics needed to ingest, clean, and restock returned items quickly and efficiently in order to offer them for rental or resale to other customers. If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, our operating results and customers’ experience could be negatively impacted.

Our ability to receive inbound products efficiently and ship products to and from customers may be negatively affected by many events outside of our control including, inclement weather, public health crises such as the COVID-19 pandemic, governmental regulations, labor disputes and other factors. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our customers do not receive their orders in good condition on time, they could become dissatisfied and cease using our services, which would adversely affect our business and operating results. Our shipping vendors have faced and may continue to face increased volumes which, in turn, could cause a decrease in their service levels or result in an increase of their prices. Increases in shipping costs or other significant shipping difficulties or disruptions or any failure by our brand partners or third-party carriers to deliver high-quality products to us or to our customers, as applicable, in a timely manner or to otherwise adequately serve our customers could damage our reputation and brand and may substantially harm our business.

In addition to offering the ability to return products through our third-party shipping vendors, we offer multiple physical drop-off points for customers located in certain cities, including, for example, New York City, Boston, Nashville, Houston, and San Francisco to return their orders. In the event that we do not successfully manage these logistics, it will make it more difficult for us to maintain our products, and satisfy our customers which will negatively affect our brand, financial condition and results of operations.

Our quarterly and annual results of operations may fluctuate, which may make it difficult to predict our future performance.

Our results of operations could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. Even if our revenue increases, our revenue growth rates may decline in the future as a result of a variety of factors, including macroeconomic factors, increased competition, and the maturation of our business. As a result, comparing our results of operations on a period-to-period basis or our revenue growth rate for any prior period may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•	our success in attracting and retaining customers and subscribers;

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maintaining successful relationships with brand partners and our ability to acquire products at acceptable prices and offer a compelling mix of products that are available for subscription, a-la-carte rental or purchase at any given time;

•	the amount and timing of our fulfillment costs and operating expenses;

•	the timing and success of product launches, including new services and features we may introduce;

•	the success of our marketing and promotional efforts;

•	adverse economic and market conditions, such as those related to the COVID-19 pandemic, and other adverse global events that negatively impact commerce and consumer behavior;

•	disruptions or defects in our software or operations, such as privacy or data security incidents, outages, or other incidents that impact the availability, reliability, or performance of our business;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our business and future growth;

•	our ability to recruit and retain employees including fulfillment center labor to process, itemize, list, pack and ship our products; and

•	changes to financial accounting standards and the interpretation of those standards, which may affect the way we recognize and report our financial results.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, quarter-to-quarter and year-over-year comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance.

Fluctuations in our quarterly operating results and key metrics may be particularly pronounced in the current economic environment due to the uncertainty caused by, and the unprecedented nature of, the COVID-19 pandemic, consumer spending patterns, and the impacts of the gradual reopening of the offline economy and lessening of restrictions on movement. Fluctuations in our quarterly operating results and key metrics may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our Class A common stock to decline.

Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise. We believe that our quarterly operating results and key metrics may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our overall historical growth rate and the impacts of the COVID-19 pandemic may have overshadowed the effect of seasonal variations on our historical operating results. These seasonal effects may become more pronounced over time, which could also cause our operating results and key metrics to fluctuate.

Environmental, social and governance matters may impact our business and reputation.

There has been increased focus, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on environmental, social and governance matters generally and with regard to the fashion industry specifically.

We have and plan to continue undertaking environmental, social and governance, or ESG initiatives. Any failure by us to meet our commitments or loss of confidence on the part of customers, investors, employees, brand partners, and other stakeholders as it relates to our ESG initiatives could negatively impact our brand, the demand for our offerings, our financial condition, results of operations and prospects. These impacts could be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information.

In addition, achieving our ESG initiatives may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding environmental, social, and governance initiatives could change and become more onerous for both for us and our third-party suppliers and vendors to meet successfully. Evolving data and research could undermine or refute our current claims and beliefs that we have made in reliance on current research, which could also result in costs, a decrease in revenue, and negative market perception that could have a material adverse effect on our business and financial condition.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law and the role of the company’s board of directors in supervising various sustainability issues. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s ESG expectations or achieve our financial goals.

We rely on the experience and expertise of our Co-Founder and Chief Executive Officer, senior management team, key technical and strategic employees and hourly personnel.

Our success and future growth depend largely upon the continued services of our senior management team, including our Co-Founder, Chief Executive Officer and Chair, Jennifer Y. Hyman. From time to time, there may be changes in our executive management team resulting from the hiring or departure of these executives. Our executive officers are employed on an at-will basis, which means they may terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We do not maintain key man life insurance with respect to any member of management or other employee.

In addition, our future success will depend upon our ability to fill key roles, such as engineering, data science, analytics, buying and planning, and logistics, as well as hourly fulfillment workers and customer service agents. Such efforts will require significant time, expense, and attention as there is intense competition for such individuals, particularly in New York City, Galway, New Jersey and Texas, and new hires require significant training and time before they achieve full productivity. In addition to maintaining competitive wage and salary levels, which are likely to increase further due to inflation and the potential minimum wage increases, prospective and existing employees often consider the value of the equity awards they may receive in connection with their employment. If the perceived value of our equity awards declines or experiences significant volatility, it may adversely affect our ability to recruit and retain key employees.

Our corporate and customer service employees are currently almost fully remote. As COVID-19 restrictions are lifted and we contemplate reopening our offices, we plan to move to a hybrid model for New York City and Galway, and we anticipate that employees will be present in the office two to three days per week. If our needs are not aligned with our employees’ preferences, it may adversely affect our ability to recruit and retain employees. In addition, the hybrid model may negatively impact our company culture, collaboration and productivity.

We laid off 33% of all employees and furloughed 37% of employees in fiscal year 2020 due to the unprecedented impact of COVID-19 on our business and also experienced increased voluntary attrition. If we experience continued voluntary attrition at significant rates in the future, and/or if we are unable to attract and retain qualified employees in a timely fashion, particularly in critical areas of operations such as engineering, data science and analytics, our ability to achieve our strategic objectives will be adversely impacted, and our business and future growth prospects will be harmed.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. Our company culture stands for being entrepreneurial, passionate, kind and positive. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

•	the increasing size, complexity and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees;

•	the employee and market perception of our ESG efforts, which may impact employee morale and recruiting efforts;

•	competitive pressures to move in directions that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly-evolving industry; and

•	the increasing need to develop expertise in new areas of business that affect us.

In particular, Diversity, Equality and Inclusion is a strategic imperative at RTR. We are focused on driving inclusiveness, innovation and stronger business results by attracting a diverse talent pool and continuing to foster an inclusive work environment for all our employees across offices. Although we have adopted policies to promote compliance with laws and regulations as well as to foster a respectful workplace for all employees, our employees may fail to abide by these policies. In addition to damaging our reputation, actual or alleged misconduct could tarnish our culture, result in negative publicity, affect the confidence of our stockholders, regulators and other parties and could have a material adverse effect on our business, financial condition and operating results.

We rely on consumer discretionary spending and have been, and may in the future be, adversely affected by economic downturns and other macroeconomic conditions or trends.

We are subject to variable industry and global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment; higher consumer debt levels; reductions in net worth, declines in asset values, and related market uncertainty; home foreclosures and reductions in home values; fluctuating interest rates and credit availability; fluctuating fuel and other energy costs; fluctuating commodity prices; and general uncertainty regarding the overall future political and economic environment. We have experienced many of these factors due to the COVID-19 pandemic and related responses and have seen negative impacts on customer demand at varying levels as a result. For example, we experienced a significant decrease in consumer demand during the COVID-19 pandemic due to shelter-at-home orders and more limited social events, increased unemployment and work-from-home trends, and general economic uncertainty.

Furthermore, any increases in consumer discretionary spending or immediately after times of crisis may be temporary, such as those related to government stimulus programs or the tail of the COVID-19 pandemic in the United States, and consumer spending may decrease again. Economic conditions in certain regions may also be affected by natural disasters, such as hurricanes, tropical storms, earthquakes, and wildfires; other public health crises; and other major unforeseen events. Consumer purchases or rental of discretionary items, including the products that we offer, generally decline during recessionary periods or periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence.

Additionally, adverse economic changes could reduce consumer confidence, and could thereby negatively affect our operating results. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business. Any of these developments could harm our business, financial condition and results of operations.

Our business is affected by seasonality.

Our business is subject to seasonal fluctuation. We typically realize a higher portion of revenue from our Reserve rentals during our third and fourth fiscal quarter as a result of increased wedding and holiday events and we expect this to continue in the future. For our subscription rentals, we typically acquire the highest number of subscribers in the third and fourth fiscal quarters, and we tend to see a greater number of paused subscriptions in the winter and summer months. Adverse events, such as higher unemployment or deteriorating economic conditions can deter consumers from shopping and renting. Any significant decrease in revenue during the third or fourth quarter could have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our third or fourth quarter operating results, including disruptions in our brand partners’ supply chains or unfavorable economic conditions, including as a result of the COVID-19 pandemic, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased rental activity during the third or fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to ensuring timely delivery for peak seasons. In the future, our seasonal revenue patterns may become more pronounced or may change, may strain our personnel and operational activities, and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, financial condition and results of operations.

Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business, and the effects of the COVID-19 pandemic may alter our historical seasonality trends. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be affected by introductions of new or enhanced products and offerings, including the costs associated with such introductions.

Strategic investments, partnerships, alliances, or acquisitions could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our services and grow our business in response to changing technologies, customer demands, and competitive pressures. We may choose to expand our services and grow our business by entering into partnerships or alliances with third parties rather than through internal development or through the acquisition of complementary businesses and technologies. The identification of suitable alliance partners or acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified transactions. In addition, if we pursue and complete an acquisition, we may not be able to successfully integrate the acquired business. The risks we face in connection with partnerships and acquisitions include:

•	a partnership or acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

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an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, offerings, technologies, personnel, or operations of any company that we partner with or acquire; and

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if we incur debt or issue a significant amount of equity securities to fund such joint venture or acquisition, such debt may subject us to material restrictions on our ability to conduct our business, as well as financial maintenance covenants and such equity securities may cause dilution for our existing stockholders and earning per share may decrease.

The occurrence of any of these foregoing risks could adversely affect our business, financial condition, and results of operations and expose us to unknown risks or liabilities.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and revenue generated from our offerings. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to develop and grow our business. For example, we may need additional funding to obtain products, for marketing, and headcount or other operating expenses, to develop new features or enhance our offerings, to improve our operating infrastructure, and/or to acquire complementary businesses and technologies. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Material changes in the pricing practices of our brand partners could negatively impact our profitability.

Our brand partners may increase their pricing if their raw materials become more expensive or become subject to other pricing pressures. The inputs used to manufacture the products from our brand partners are subject to availability constraints and price volatility. Our brand partners may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. The fabrics used by our brand partners are made of raw materials including petroleum-based products and cotton. Significant price fluctuations or shortages in petroleum, cotton, or other raw materials could significantly increase our cost of revenue. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the products we offer, our partners might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, disruptions in the supply chain as a result of the COVID-19 pandemic has increased raw material costs, impacting pricing with certain of our partners, and caused shipping delays for certain of our products.

Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfill our obligations under such indebtedness, to react to changes in our business and to incur additional indebtedness to fund future needs.

As of January 31, 2021, we had $75 million aggregate principal amount of borrowings outstanding under our first lien facility, which we entered into in October 2020, and was subsequently amended in April 2021, with Alter Domus (US) LLC as administrative agent for Ares Corporate Opportunities Fund V, L.P., or Ares, which we call the Ares Facility and $230 million aggregate principal amount of borrowings under a subordinated, junior lien loan agreement in July 2018, as subsequently amended in December 2018, April 2019, November 2019, June 2020, August 2020 and October 2020, with Double Helix Pte Ltd. as administrative agent for Temasek Holdings, which we refer to as our Temasek Facility, together, the Credit Agreements. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our current or future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. We cannot assure you that our business will be able to generate sufficient levels of cash or that future borrowings or other financings will be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. These financing risks, in addition to potential rising interest rates and changes in market conditions, if realized, could negatively impact our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Our Credit Agreements contain financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our business, financial condition and results of operations.

The terms of our Credit Agreements include a number of covenants that limit our ability to (subject to negotiated exceptions), among other things, incur additional indebtedness, incur liens on assets, enter into agreements related to mergers and acquisitions, dispose of assets or pay dividends and make distributions. In particular, under the Ares Facility, we are required to meet specified financial covenants that are measured based on pre-defined consolidated EBITDA thresholds starting in the second quarter of the fiscal year 2021. The terms of our Credit Agreements may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.

A failure by us to comply with the covenants specified in the Credit Agreements could result in an event of default under the agreement, which would give the lenders the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under the Credit Agreements were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could adversely affect our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses in a timely manner, identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, our ability to comply with applicable laws and regulations and our access to the capital markets to be impaired.

In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of January 31, 2021, as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain sufficient evidence of the operation of controls to achieve complete, accurate and timely financial accounting, reporting and disclosures nor were monitoring controls evidenced at a sufficient level to provide the appropriate level of oversight of activities related to our internal control over financial reporting. This material weakness contributed to the following additional material weaknesses:

We did not design and maintain effective controls to ensure (i) the appropriate segregation of duties in the operation of manual controls and (ii) journal entries were reviewed at the appropriate level of precision.

We did not design and maintain effective controls over information technology, or IT, general controls for information systems and applications that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to our financial applications, programs and data to appropriate personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT control deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

The material weaknesses described above did not result in a misstatement to our annual or interim consolidated financial statements. However, each of these material weaknesses could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

To address these material weaknesses, we have commenced actions to formalize the company’s framework and policies with respect to maintaining evidence in the operation of control procedures and improve our IT general controls, segregation of duties controls, and journal entry controls. In particular, we are implementing comprehensive access control protocols for our enterprise resource planning environment in order to implement restrictions on user and privileged access to certain applications, establishing additional controls over the preparation and review of journal entries, implementing controls to review the activities for those users who have privileged access and program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately. The implementation of these remediation efforts is in the early stages, may require additional expenditures to implement, and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain and we may not fully remediate during 2021. We can give no assurance that our efforts will remediate these material weaknesses in our internal control over financial reporting, or that additional material weaknesses will not be identified in the future. If the steps we take do not remediate the material weaknesses in a timely manner, or if we fail to implement and maintain effective internal control over financial reporting, there could be errors in our consolidated financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our Class A common stock.

Additionally, ineffective internal control over financial reporting could expose us to an increased risk of financial reporting fraud and the misappropriation of assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. If we are unable to remediate the material weakness in a timely manner, or if additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, results of operations and financial condition could suffer.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing standards of Nasdaq, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations. Furthermore, several members of our management team do not have prior experience in running a public company. Although we have already hired additional employees to assist us in complying with these requirements, we intend to invest substantial resources in our compliance efforts, including hiring more employees or engaging outside consultants, which will increase our operating expenses. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company that is subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations may also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of                . This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

In addition to the material weaknesses in internal control over financial reporting identified in connection with the audit of our financial statements as of and for the fiscal year ended January 31, 2021, subsequent testing by us or our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. During the evaluation and testing process of our internal controls, if we identify additional material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if we or our independent registered public accounting firm determines we have additional material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including:

•	the auditor attestation requirements of Section 404;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•

exemptions from the requirements of holding a non-binding advisory stockholder vote on executive compensation and non-binding advisory stockholder vote to approve any golden parachute payments not previously approved.

Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more;

•	the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting methods, principles, or interpretations could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, as well as treatment of rental products, including estimates of salvage value and useful life for rental products, share-based compensation, warrants and right of use asset. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers and subscribers covered by our market opportunity estimates will become a customer or subscriber or generate any particular level of revenues for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products and offerings. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Expansion of our operations internationally requires management attention and resources, involves additional risks, and may be unsuccessful.

We do not currently offer our products and services internationally. In the event we decide to expand our geographic market internationally, we will need to adapt to different local cultures, standards, laws, and policies. The business model we employ may not appeal as strongly to customers in international markets. Our entry into new markets will also require us to become familiar with different trends and customer preferences in such markets. In addition, consumer shopping behavior may continue to evolve and we may need to adapt our service to such changes.

Furthermore, to succeed with customers in international locations, we will need to locate fulfillment centers in foreign markets, hire local employees and source products appealing to local preferences, and we will have to invest in these facilities, employees and products before proving we can successfully run foreign operations. We may not be successful in expanding into additional international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	lower acceptance of our offerings and the concept of renting apparel and accessories and the need to localize our products offerings;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties, or other trade restrictions, or any unexpected changes thereto; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to a large number of U.S. and non-U.S. laws and regulations, many of which are evolving.

We are subject to numerous evolving laws and regulations in the United States and around the world, including those relating to consumer protection, environmental protection, intellectual property, consumer product safety, privacy and information security, taxation, and immigration, labor, and other employment law matters, such as workplace safety, particularly in our fulfillment centers, and wage and hour regulations. There has been a recent focus on automatically renewing subscription offerings. For example, California’s Automatic Renewal Law, and the federal Restore Online Shoppers’ Confidence Act, or ROSCA, require companies to adhere to enhanced disclosure and cancellation requirements when entering into automatically renewing contracts with subscription customers. Regulators and private plaintiffs have brought enforcement and litigation actions against companies, challenging automatic renewal and subscription programs.

We strive to comply with all applicable laws; however, despite our efforts, we may not have fully complied in the past and may not in the future. If we fail to comply with existing or future laws or regulations, or if these laws or regulations are violated by our brand partners, suppliers or vendors, we may be subject to criminal and civil liabilities, fines, or sanctions and, while incurring substantial legal fees and costs and reputational harm. In addition, compliance and remediation efforts can be costly.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anticorruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets, and we could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control laws and regulations (including the U.S. Export Administration Regulations), U.S. Customs and import regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, corrupt payments of anything of value to recipients in the public or private sector to obtain or retain business or an improper business advantage. As a public company, we also are subject to the FCPA’s accounting provisions, which require us to make and keep complete and accurate books and records, and to maintain a system of adequate internal accounting controls. We have brand partners, suppliers, and vendors operating outside the United States and may engage other third parties to sell our products and services or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals outside the United States. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize such activities. Although we have policies and controls in place to promote compliance with these laws and regulations, there are no assurances that these policies and controls will always prevent illegal or improper acts by employees, agents, third parties, or business partners. Violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, investigation costs, and other consequences, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights could harm our brand, devalue our proprietary content, and adversely affect our ability to compete effectively.

Our success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including those in our proprietary technologies, know-how, and brand. To protect our rights to our intellectual property, we rely on a combination of trademark, copyright patent, and trade secret laws, domain name registrations, confidentiality agreements, and other contractual arrangements with our employees, affiliates, customers, strategic partners, vendors, and others. However, the protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation or other violations of our intellectual property or proprietary rights and we may be unable to broadly enforce all of our intellectual property rights. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary technology and content, and adversely affect our ability to compete effectively.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our intellectual property and proprietary technology and develop and commercialize substantially identical offerings or technologies. We may not timely or successfully register our trademarks in all jurisdictions, which could enable third parties to use our brand name and create potential roadblocks to any expansion of the business outside of the U.S. The copyright registrations we have obtained for our website may not adequately protect all material contained on our website, and these registrations do not cover any material that is not part of our website. The patent prosecution process is expensive and time-consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost or in a timely manner or in all jurisdictions, creating an opportunity for third parties to patent the same technology while preventing us from continuing to use it. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications containing in-licensed content may not be prosecuted and enforced in a manner consistent with the best interests of our business. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative proceedings, or litigation. There can be no assurance that our patent applications will result in issued patents, or that any such patents will be of sufficient scope to adequately protect our proprietary technology or provide us with any meaningful competitive advantage. Moreover, failure to comply with applicable procedural, documentary, maintenance, renewal, fee payment and other similar requirements with the United States Patent and Trademark Office or other similar governmental agencies or administrative bodies could result in abandonment or lapse of the affected intellectual property rights. Further, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights in those countries may be inadequate. Accordingly, despite our efforts to obtain and protect our intellectual property, it may be possible for unauthorized third parties to copy our offerings and capabilities and use information that we regard as proprietary to create offerings that compete with ours.

We generally enter into confidentiality and invention assignment agreements with our employees and consultants, as well as agreements with other third parties, including suppliers and other partners, that contain confidentiality obligations and assignment provisions. However, we cannot guarantee that we have entered into such agreements with each party that has developed intellectual property for us or that may have had access to our proprietary information and technology, know-how, and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or preventing the unauthorized distribution, use, misappropriation, reverse engineering, or disclosure of our proprietary intellectual property and other proprietary rights, information, technology, know-how, and trade secrets. These agreements may be breached, and we may not have adequate remedies for any such breach. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed, possibly leaving us without an adequate remedy to make us whole.

We may be required to spend significant financial and managerial resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management. In the alternative, the failure to enforce our intellectual property rights could result in the impairment or loss of portions of our intellectual property rights. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, it could result in the loss, impairment or narrowing of valuable intellectual property rights. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. In an infringement proceeding, a court may decide that the patent claims we are asserting are invalid and/or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover the technology in question. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of our patents, , or could result in narrowing the scope of the patent claims so that they no longer cover our technology. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose some, and perhaps all, of the patent protection on our technology. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could have a material adverse impact on our business by making the technology at issue freely available for others to use. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings and capabilities, impair the functionality of our offerings and capabilities, delay or prevent introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, allow our competitors to gain momentum or overtake us, or injure our brand and reputation. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock.

We may incur costs to defend against, face liability or be vulnerable to intellectual property infringement, misappropriation, and other claims and allegations brought against us by others, which could result in substantial damages and diversion of management’s efforts and attention.

Third parties may assert claims against us alleging that we infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights, particularly as we expand our business. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. These claims, regardless of their merit, could be expensive and time consuming to defend and could divert management resources. We cannot predict the outcome of lawsuits or administrative proceedings, and we cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. These claims are resolved against us, they could result in significant monetary liability, or prevent us from renting or selling some of our products or using some of our technology. In addition, a finding of liability or other resolution of claims may require us to change our business model, redesign or rebrand our products, replace portions of our technology platform, license rights from third parties, cease using certain brand names or other intellectual property rights altogether, or make substantial payments for royalty or license fees, legal fees, disgorgement of profits, corrective advertising, settlement payments or other costs or damages. Further, licenses may not be available to us on reasonable terms, if at all. Any of these events could harm our business and cause our results of operations, liquidity and financial condition to suffer.

Our use of third-party open-source software could adversely affect our ability to offer our products and offerings and subjects us to possible litigation.

We use third-party open-source software in connection with the development and deployment of our software applications and will likely use third-party open source software in the future. Some open-source licenses require that source code that is developed using open source software be made available to the public at no cost and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses, which in some circumstances could include valuable proprietary code. In some circumstances this could require valuable proprietary code to be made available as open-source software, and may also prohibit charging fees to licensees. While we employ practices designed to monitor our compliance with the licenses of open-source software and try to ensure that we do not use any of the open-source software in a manner that would require us to disclose our proprietary source code or preclude us from charging fees, we cannot guarantee that we will be successful. We cannot guarantee that all open-source software is reviewed prior to use in our platform, or that our developers have not incorporated (and will not in the future incorporate) open-source software into our products and offerings without our knowledge. Furthermore, there are an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and offerings. If we were to receive a claim of non-compliance with the terms of any of our open-source licenses, we may be required purchase a costly license, to publicly release certain portions of our proprietary source code, limit or prohibit our use of some or all of our software, or expend substantial time and resources to re-engineer some or all of our software. We could also be precluded from charging fees for third-party use of our proprietary code.

In addition, the use of third-party open-source software typically carries greater technical and legal risks than the use of third-party commercial software because open-source licensors generally do not provide support, warranties or controls on the functionality or origin of the software. To the extent that our platform depends upon the successful operation of open-source software, any undetected errors or defects could prevent the deployment or impair the functionality of our systems and injure our reputation. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise our platform. Any of the foregoing could be harmful to our business, financial condition, or results of operations and could help our competitors develop offerings that are similar to or better than ours.

We are subject to rapidly changing and increasingly stringent laws and industry standards relating to data privacy, data security, data protection, and consumer protection. The restrictions and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

We collect, process, store, and use a wide variety of data from current and prospective customers, including personal information, such as home addresses, credit card numbers (through our payment processor) and geolocation. These activities are regulated by a variety of federal, state, local, and foreign data privacy, data security, data protection and consumer protection laws and regulations, as well as industry standards and guidelines, which have become increasingly stringent in recent years.

U.S. data privacy and data security laws are complex and changing rapidly, with the frequent imposition of new and changing requirements across our business. Many U.S. states have enacted laws regulating the online collection, use, and disclosure of personal information and are requiring that companies implement reasonable data security measures. Laws in all U.S. states and territories also require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information.

Further, the CCPA took effect on January 1, 2020. The CCPA gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. We do not “sell” personal information within the meaning of the CCPA; however, our practices may change in the future and we may face additional CCPA compliance costs or could be adversely affected by the CCPA’s restrictions. The CCPA provides for civil penalties for violations, and creates a private right of action for data security incidents that is expected to increase data security-related litigation. Additionally, the California Privacy Rights Act, or CPRA, passed in California in November 2020. The CPRA will restrict use of certain categories of sensitive personal information that we handle; further restrict the use of cross-context behavioral advertising techniques on which our products and offerings may rely on in the future; expand requirements on businesses that “sell” personal information under the CCPA to businesses like ours that “share” it; require all businesses with any California employees to limit uses of employee data; establish restrictions on the retention of personal information; expand the types of data security incidents subject to the private right of action; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The majority of the CPRA’s provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. Some observers have noted that the CCPA, CPRA, and CDPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.

In addition, the Telephone Consumer Protection Act, or TCPA, imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. We use text messages frequently to communicate service-related issues to our customers. Efforts to comply with the TCPA do not prevent third-party claims that we have violated the TCPA from being brought, and such claims could be costly to litigate, and if successful, expose us to substantial statutory damages. The Controlling the Assault of Non-Solicited Pornography and Marketing Act, or CAN-SPAM, imposes specific restrictions and requirements on our efforts to send marketing materials via email, including notice obligations that must be included in our marketing emails and the ability for recipients to unsubscribe from such emails. The Federal Trade Commission enforces CAN-SPAM, and our efforts to comply with CAN-SPAM may not prevent claims that we have violated the law, which could be costly to resolve, and if successful, expose us to substantial penalties and potential injunctive relief.

We are also subject to the European Union General Data Protection Regulation, or GDPR, due to certain of our employees being based in Ireland. The GDPR, which is wide-ranging in scope and applies extraterritorially, imposes several requirements relating to the processing of personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU, including to the U.S. In addition, GDPR compliance requirements are consistently and rapidly evolving. For example, in July 2020, the Court of Justice of the European Union invalidated the EU-U.S. Privacy Shield data transfer mechanism, and other data transfer mechanisms such as the Standard Contractual Clauses, have also faced challenged in European courts, potentially limiting how organizations can lawfully transfer personal data from EEA to the U.S. Notably, the GDPR imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the noncompliant entity, whichever is greater.

In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines. Consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms as a result of industry regulatory or legal developments, the adoption by consumers of browser settings or “ad-blocking” software, and the development and deployment of new technologies could materially impact our ability to collect data or reduce our ability to deliver relevant promotions or media, which could materially impair the results of our operations.

Further, we are subject to the PCI Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters for us and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation, and be costly for us to defend.

We may not be successful in achieving compliance with the rapidly evolving privacy, data security, and data protection requirements discussed above, as well as other data privacy, security and consumer protection frameworks that currently, or may in the future, apply to us, despite our efforts to comply, as all of these frameworks are constantly evolving and are not always consistent with each other, leading to uncertainty in interpretation. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our business in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products and offerings. Such occurrences could adversely affect our business, financial condition, and results of operations. Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruptions in or failure or security intrusion of our systems or third-party systems where information important to our business operations is stored. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance policies may not cover all claims made against us and could have high deductibles, and defending a suit, regardless of its merit, could be costly and divert management attention.

We could incur significant liabilities related to, and significant costs in complying with, environmental, health and safety laws and regulations.

Our operations are subject to a variety of federal, state, local and foreign laws and regulations relating to health, safety and the protection of the environment. These environmental, health and safety laws and regulations include those relating to, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the environment; and the health and safety of our employees. Failure to comply with such laws and regulations which tend to become more stringent over time can result in significant fines, penalties, costs, liabilities or restrictions on operations , injunctive relief, civil or criminal sanctions, and could expose us to costs of investigation or remediation, as well as tort claims for property damage or personal injury, and could negatively affect our business, financial condition or results of operations.

We manage our waste materials as non-hazardous waste, but we cannot guarantee that our supply chain or the products we use will not contain hazardous materials or result in the generation of hazardous waste. Further, liability for the improper release or disposal of waste can be joint and several and there can be no assurance that we will not have to expend material amounts to remediate the consequences of the generation or disposal of waste in the future, particularly with respect to our dry cleaning operations. Further, we may be responsible as a lessee operator for the costs of investigation, removal or remediation of hazardous substances or waste located on or in or emanating from leased property, as well as any property damage. There can be no assurance that our future uses or conditions will not result in the imposition of liability upon us under environmental laws or expose us to third-party actions such as tort suits. Furthermore, we rely on third-party suppliers to provide chemicals, cleaning supplies, and handling instructions that comply with applicable health, safety and environmental regulations. A failure of such suppliers to abide by applicable regulations may subject us to material liabilities.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.

From time to time, we may be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. In recent years, we have seen a rise in the number and potential significance of these disputes and inquiries and evolving areas of focus for regulators and private plaintiffs. For example, there has been an increase in consumer class action lawsuits relating to subscription products. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products and offerings, all of which could negatively affect our revenue growth. The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and results of operations.

In addition, as a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, financial condition, and results of operations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

As of January 31, 2021, we had federal net operating loss carryforwards of $459.3 million, $152.0 million of which will expire at various times through 2038. Furthermore, we had state net operating loss carryforwards of $26 million, which will expire at various times through 2041. Portions of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act, or Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security, or CARES Act, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020, is limited. It is uncertain how various states will respond to the Tax Act and the CARES Act. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning on or after January 1, 2020 and before January 1, 2023.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. In 2021, we completed a Section 382 analysis covering the period beginning in March 2009 and ending in March 2021. From the study, we concluded we experienced an ownership change in 2010 (but not since then) and $1.3 million of NOLs were subject to the limitation. However, all of those NOLs were available by the year ended January 31, 2017. We may experience additional ownership changes as a result of subsequent shifts in our stock ownership, including upon completion of this offering, some of which may be outside of our control. If we undergo another ownership change, we may incur additional limitations on our ability to utilize our NOLs existing at the time of the ownership change. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our cash flows may be adversely affected. We have recorded a full valuation allowance against our U.S. deferred tax assets, which includes net operating loss carryforwards.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States and in various states within the United States. Our effective tax rate could be adversely affected due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in the United States or foreign tax laws, tax treaties, and regulations or the interpretation of them;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

If we expand the scale of our international business activities, any changes in the United States or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.

In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. In addition, the recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers and suppliers. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our customers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flows.

Risks Related to Our Dependence on Third Parties

We face risks associated with brand partners from whom our products are sourced or co-manufactured.

We obtain substantially all of our products directly from over 750 brand partners through Wholesale, Share by RTR, and Exclusive Designs arrangements with designer or manufacturing partners. The benefits we currently experience from these brand partner relationships could be adversely affected if they:

•	discontinue selling products to us;

•

enter into arrangements with competitors that could impair our ability to source their products, including by giving our competitors exclusivity arrangements or limiting our access to certain products;

•	raise the prices they charge us;

•	are not satisfied with the value proposition we offer them;

•	do not view our brand favorably;

•	change pricing terms to require us to pay a significant portion of the cost of items on delivery or upfront;

•	experience negative publicity or reputational issues;

•	do not follow our vendor code of conduct and/or violate legal and regulatory requirements;

•	experience supply chain disruptions that cause lead times to be lengthened; or

•	fail to execute on the design we have provided for co-manufactured products.

Events that adversely impact our brand partners could impair our ability to obtain adequate and timely products. We also source products directly from brand partners outside of the United States and many of our brand partners use manufacturers in the same geographic region, and as a result we may be subject to magnified impact from such events including, among others, difficulties or problems associated with our brand partners’ business, the financial instability and labor problems of brand partners, product quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, imposition of additional import or trade restrictions, including legal or economic restrictions on overseas partners’ ability to produce and deliver products, increased custom duties and tariffs, unforeseen delays in customs clearance of goods, more restrictive quotas, loss of a most favored nation trading status, currency exchange rates, transportation delays, port of entry issues, the availability of their raw materials and increased production costs. Our brand partners may be forced to reduce their production, shut down their operations or file for bankruptcy. Our ability to obtain products may also depend on our brand partners’ ability to obtain financing, including through factoring companies and other entities, which may also assess our creditworthiness and procurement ability. To the extent our brand partners are unable to secure sufficient credit, we may not be able to purchase merchandise from them. The occurrence of one or more of these events could impact our ability to acquire products, which may result in a less appealing assortment of styles for our customers and reduced availability of the styles we are able to obtain. Similarly, the occurrence of a contagious disease or illness could cause delays or increase costs in the manufacture of certain products. For example, the COVID-19 pandemic caused delays in some shipments from our brand partners.

We rely on third parties for elements of the payment processing infrastructure underlying our business. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

The convenient customer payment mechanisms provided by our business are key factors contributing to the development of our business. We rely on third parties, including for our payment processing infrastructure, to accept payments from customers and in connection with our banking partners, to remit payments to suppliers. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. Furthermore, we rely on a single payment processor, which may increase our risks of being unable to process payments and deliver our products in a timely and cost-effective manner. In the event of interruption, we may not be able to develop alternate or secondary processing without incurring material additional costs and substantial delays. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations.

Outages or other failures of the payment processing infrastructure underlying our business could harm our business and cause customers to lose trust in our payment operations and cause them to discontinue use of our products and services. If the quality or convenience of our payment processing infrastructure declines for any reason, the attractiveness of our business to customers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be available on acceptable terms or as effective, efficient, or well-received by our customers.

Our business relies on third-party cloud infrastructures, and any disruption of, or interference with, our use of cloud infrastructures could adversely affect our business, financial condition or results of operations.

We are in the process of migrating a substantial portion of our primary production environment, core architecture, and data centers to a new third-party cloud provider, which provides a distributed computing infrastructure as a service platform for business operations. We also use another third-party cloud provider for portions of our business. Our third-party cloud providers will provide the cloud computing infrastructure we use to host our website and mobile application, serve our customers and support our operations and many of the internal tools we use to operate our business. Our website, mobile application and internal tools will use computing, storage, data transfer and other functions and services provided by our third-party cloud providers. We do not have control over the operations of the facilities of our third-party cloud providers. In addition, our third-party cloud providers’ facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and other events beyond our control. In the event that any third-party provider’s systems or service abilities are hindered by any of the events discussed above, particularly in a region where our website is mainly hosted, our ability to operate our business may be impaired. A decision to close the facilities without adequate notice or other unanticipated problems or disruptions could result in lengthy interruptions to our business. Further, our agreements with our third-party cloud providers do not provide us with an adequate remedy for every scenario that could negatively affect our business. All of the aforementioned risks may be exacerbated if our business continuity and disaster recovery plans prove to be inadequate.

Additionally, data stored with our third-party cloud providers may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our customers’ data or disrupt our ability to provide our products and offerings, including due to any failure by us to properly configure our cloud environment. Our business’ continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our merchandise and offerings to them. We may not be able to easily switch our third-party cloud operations to another cloud or other data center provider if there are disruptions or interference with cloud services and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our products and offerings, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our brand and reputation and may adversely impact our business.

Our third-party cloud providers do not have an obligation to renew their agreements with us on terms acceptable to us. Although alternative data center providers could host our business on a substantially similar basis to our current third-party cloud providers, transitioning our cloud infrastructure to alternative providers could potentially be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreement for our cloud services on commercially acceptable terms, our agreements with our third-party cloud providers are prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If our third-party cloud providers or other infrastructure providers increase the costs of their services, our business, financial condition or results of operations could be materially and adversely affected.

We depend on search engines, social media platforms, mobile application stores, content-based online advertising and other online sources to attract consumers to and promote our website and our mobile application, which may be affected by third-party interference beyond our control and as we grow our customer acquisition costs will continue to rise.

Our success depends on our ability to attract consumers to our website and mobile application and convert them into customers in a cost-effective manner. We depend, in large part, on search engines, social media platforms, mobile application stores, content-based online advertising and other online sources for traffic to our website and mobile application.

With respect to search engines, we are included in search results for both paid search listings, where we purchase specific search terms resulting in inclusion of our advertisements, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers who access our advertisements and traffic to our website could decrease, any of which could have a material adverse effect on our business, financial condition, and results of operations. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not entirely within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website and our mobile application were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website and our mobile application, our business and operating results are likely to suffer. For example, Apple recently moved to “opt-in” privacy models for mobile applications using its operating system such as ours, requiring consumers to voluntarily choose to receive targeted ads, which may reduce the efficacy of our marketing tracking. In addition, if our online display advertisements are no longer effective or are not able to reach certain customers due to their use of ad-blocking software, our business and operating results could suffer. Furthermore, changes in customer acceptance or usage of our online sources for traffic could adversely impact the effectiveness of our advertising.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as, but not limited to, Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected.

Furthermore, because many of our customers access our products through our mobile application, we depend on the Apple App Store to distribute our mobile application. Apple has broad discretion to change its respective terms and conditions, including those relating to the amount of (and requirement to pay) certain fees associated with our use of the Apple App Store, to interpret its respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our ability to distribute our mobile application through its stores, the features we provide and the manner in which we market in-application products. We cannot assure you that Apple will not limit, eliminate or otherwise interfere with the distribution of our mobile application, the features we provide and the manner in which we market our mobile application. To the extent it does so, our business, financial condition, and results of operations could be adversely affected.

As existing social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.

Any failure by us, our brand partners, or our third-party manufacturers to comply with our vendor code of conduct, product safety, labor, or other laws, or to provide safe factory conditions for their workers, may damage our reputation and brand, and harm our business.

Our standard vendor terms and conditions, vendor code of conduct, and other policies require our brand partners to comply with applicable laws and certain business standards. The failure of these partners to comply with our vendor code of conduct or applicable laws and regulations could damage our reputation, lead to negative press and/or customer sentiment, or result in costly litigation against us.

The products we rent or sell to our customers is subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission, and similar state and international regulatory authorities. As a result, such products could in the future be subject to mandatory recalls and other remedial actions. Product safety, labeling, and licensing concerns may also result in us voluntarily removing selected products from our assortment. Such recalls or voluntary removal of products can result in, among other things, lost revenue, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have a material adverse effect on our operating results.

It is possible that some of the products we rent or sell may expose us to product liability claims and litigation or regulatory action relating to personal injury. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, our partners may not have sufficient resources or insurance to satisfy their indemnity and defense obligations to us in connection with product liability claims or regulatory actions.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including claims that a customer did not authorize a purchase, customers who have closed bank accounts or have insufficient funds to satisfy payments, customers who use stolen credit cards to make purchases, customers who fraudulently rented multiple products at once and customers who have failed to return rentals. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are typically liable for fraudulent credit card transactions. We have implemented fraud prevention measures, such as detection tools to identify irregular or high risk customer order patterns, to reduce the risk of fraud.

However, our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action, and lead to expenses that could substantially impact our operating results.

If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business.

We procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, property and business interruptions, cybersecurity and data security incidents, crime, directors’ and officers’ liability, and general business liabilities. We cannot guarantee that we will continue to receive adequate insurance coverage on favorable terms. Insurance providers may discontinue their coverage or significantly increase the cost of coverage, and we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. In addition, if our insurance carriers change the terms of our policies in a manner not favorable to us, our insurance costs could increase. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

Insurance providers have also raised premiums and deductibles for many businesses, including ours, and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, the severity of claims, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on Nasdaq, including our CEO and Co-Founder, and her affiliates, which will limit your ability to influence the outcome of important transactions, including a change of control.

Our Class B common stock has                votes per share, and our Class A common stock, which is the stock we are listing on Nasdaq and is being registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. As of                , our CEO and Co-Founder, and her affiliates held in the aggregate                % of the voting power of our capital stock. Because of the                 -to-                voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the date of automatic conversion described below, when all outstanding shares of Class B common stock and Class A common stock will convert automatically into shares of a single class of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the date that is the earlier of                .

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.

We currently expect our Class A common stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our Class A common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our Class A common stock.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to the risk factors described in this prospectus, and others beyond our control, including:

•	actual or anticipated fluctuations in our revenue or other operating metrics;

•	our actual or anticipated operating performance and the operating performance of our competitors;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

•	the perceived adequacy of our ESG efforts;

•	positive or negative publicity;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	any major change in our board of directors, management, or key personnel;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•

announcements by us or our competitors of significant innovations, new products, services, features, integrations, or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

•	the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business, including changes in e-commerce and tax laws;

•	legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;

•	the pace of the COVID-19 pandemic recovery and its impact on our business or the fashion industry and sharing economy generally;

•	sales or expected sales of our Class A common stock by us, our officers, directors, principal stockholders, and employees; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you will not realize any return on your investment in us and will lose some or all of your investment. In addition, stock markets, and the trading of e-commerce companies’ and technology companies’ stocks in particular, have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of stock volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and materially adversely affect our business, financial condition and results of operations.

After this offering, company insiders will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Following the completion of this offering, our executive officers, directors, and greater than 5% stockholders, in the aggregate, will beneficially own approximately % of our outstanding common stock. In addition, if any of our executive officers, directors, and greater than 5% stockholders purchase shares in this offering, or if any of our other current investors purchase shares in this offering and become greater than 5% stockholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering, which may include working capital, to fund growth and for other general corporate purposes. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the uses to which we will apply these net proceeds. We may also spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our ability to pursue our growth strategies and expand our business. Pending their use, the net proceeds from our initial public offering may be invested in a way that does not produce income or that loses value.

We cannot predict the effect our dual class structure may have on the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P

500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices, and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price of our Class A common stock could be adversely affected.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance regarding our projected business and/or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.

Equity research analysts do not currently provide coverage of our Class A common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our Class A common stock after the listing of our Class A common stock on Nasdaq. A lack of adequate research coverage may harm the liquidity and trading price of our Class A common stock. To the extent equity research analysts do provide research coverage of our Class A common stock, we will not have any control over the content and opinions included in their reports. The trading price of our Class A common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause our trading price or trading volume to decline.

Future sales of our common stock in the public market could cause our share price to fall.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We may issue additional securities following the closing of this offering. In the future, we may sell Class A common stock, other series of common stock, convertible securities, or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue Class A common stock to employees, consultants, and directors pursuant to our equity incentive plans. If we sell Class A common stock, other series of common stock, convertible securities, or other equity securities in subsequent transactions, or Class A common stock or Class B common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock.

In addition, we may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Additional issuances of our stock will result in dilution to existing holders of our stock. Also, to the extent outstanding stock options to purchase our stock are exercised or RSUs settle, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

Upon closing of this offering, based on the shares outstanding as of                 , 2021, we will have                shares of Class A common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and                 shares of Class B common stock outstanding. Of the outstanding shares, the                shares of Class A common stock sold or issued in this offering (or                shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and the holders of substantially all of our outstanding stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for                days following the date of this prospectus.                 and                 may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other described in “Shares Eligible for Future Sale.”

As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will likely depend on whether the price of our Class A common stock increases.

We have never declared or paid any cash dividends on our Class A common stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business and for general corporate purposes. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Furthermore, our ability to pay dividends may also be restricted by the terms of our Credit Agreements or any future debt or preferred equity securities of us or our subsidiaries. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. For more information, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Dividend Policy.”

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price of $                 per share of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock, which on a pro forma as adjusted basis was $                 per share of our common stock as of                 , 2021. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of all of our Class A common stock outstanding. In addition, you may also experience additional dilution if options, RSUs, or other rights to purchase our Class A common stock that are outstanding or that we may issue in the future are exercised, vest, or are converted or we issue additional shares of our Class A common stock at prices lower than our net tangible book value at such time. See “Dilution.”

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our Class A common stock may be lower as a result.

There are provisions in our Amended Charter and Amended Bylaws, as they will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

provide for a dual class common stock structure in which holders of our Class B common stock, which has                votes per share, have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class B and Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	a requirement that our directors may only be removed for cause;

•	the ability of our directors to fill all board vacancies;

•	a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders;

•	advance notice procedures for stockholder director nominees and annual meeting matters;

•	an inability of our stockholders to call special meetings of stockholders;

•	the ability of our directors to amend our Amended Bylaws without stockholder consent;

•	the requirement of a super-majority to amend some provisions in our Amended Charter and Amended Bylaws; and

•	a prohibition on cumulative voting for directors.

Although we will opt out of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, our Amended Charter will contain provisions that are similar to Section 203. Specifically, our Amended Charter will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless certain requirements are met. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” or the sale of more than 10% of our assets or to an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any affiliates or associates of such entity or person.

Any provision in our Amended Charter, Amended Bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our Amended Charter will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended Charter, as will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising under the Delaware General Corporation Law, our Amended Charter, or our Amended Bylaws (as either may be amended or restated), and any action asserting a claim against us that is governed by the internal affairs doctrine or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Amended Charter will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Amended Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our Amended Charter to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Our Amended Charter will provide that the doctrine of “corporate opportunity” does not apply with respect to any directors (or their affiliates) who are not our employees.

Our Amended Charter will provide that the doctrine of “corporate opportunity” does not apply with respect to any director (or their respective affiliates) who is not employed by us or our subsidiaries. The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources or information obtained in their corporate capacity for their personal advantage, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Pursuant to our Amended Charter, we will, to the extent permitted by Delaware law, renounce any present or expectancy interest that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors, or their respective affiliates (other than those who are employed by us or our subsidiaries). Any directors, or their respective affiliates, other than those directors, or affiliates who are employed by us or our subsidiaries, will have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any directors, or their respective affiliates (other than those who are employed by us or our subsidiaries). Notwithstanding the foregoing, pursuant to our Amended Charter, we will not renounce our present or expectancy interest in any business opportunity that is expressly offered to a director, solely in his/her capacity as a director.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy, and plans and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to manage our future growth effectively;

•	the effects of the COVID-19 pandemic, including new variants of the virus, such as the Delta variant;

•	our ability to compete successfully;

•	our ability to attract new, and retain existing, customers;

•	our ability to acquire and drive return on investment of our products;

•	our ability to manage operating and capital efficiencies in our business;

•	our ability to accurately estimate our market opportunity and forecast market growth;

•	our ability to anticipate and respond successfully to changing fashion trends and consumer preferences;

•	our ability to receive inbound products from brand partners and ship products to and from customers efficiently;

•	the ability of our brand partners to adequately and timely deliver products to us;

•	the effects of seasonal trends on our results of operations;

•	the increased expenses associated with being a public company;

•	our ability to remain in compliance with extensive laws and regulations that apply to our business and operations;

•	our ability to adequately maintain and protect our intellectual property and proprietary rights;

•	the future trading prices of our Class A common stock; and

•	other risks and uncertainties, including those described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the sections titled “Risk Factors,” and Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance and events and circumstances may be materially different from what we expect. See “Where You Can Find Additional Information.”

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates, forecasts and information concerning our industry, including market size and growth of the market in which we participate, that are based on independent industry publications and reports, including those published by Euromonitor International Limited, or Euromonitor, as well as our internal sources and general knowledge of, and expectations concerning, the industry.

The industry market and sales positions, shares, market sizes and growth estimates included in this prospectus are based on estimates using the foregoing independent industry publications and our internal data and estimates based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Although we have no reason to believe this industry information is not reliable, we have not independently verified data from industry publications and analyses and cannot guarantee their accuracy or completeness. In addition, we believe that the data regarding the industry and industry market and sales positions, shares, market sizes and growth provide general guidance but are inherently imprecise. Further, these estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions. Accordingly, investors should not place undue reliance on this information.

This prospectus also includes references to our April 2021 Rent the Runway Subscriber Survey, or the April 2021 Subscriber Survey, which we use to measure our subscriber preferences. Our methodology of conducting the subscriber survey measures responses from active subscribers who chose to respond to the survey questions from April 29, 2021 through May 6, 20201. Paused subscribers and subscribers who joined for the first time between February 22, 2021 and April 30, 2021 were not included. We give no weight to subscribers who decline to answer the survey question.

This prospectus also includes references to our June 2021 Rent the Runway Customer Survey, or the June 2021 Customer Survey, which we use to measure our customer preferences. Our methodology of conducting the Customer Survey measures responses from two pools of respondents, (A) all subscribers, from which we excluded our employees and subscribers who joined for the first time between May 7, 2021 and June 30, 2021, and (B) a random sample of 30% of our Reserve customers who placed a Reserve order in fiscal year 2019 or later, excluding employees, Reserve customers who placed their first order in June 2021, and Reserve customers with a reported order issue in the last 30 days before the conclusion of the survey. Both (A) and (B) respondents responded to the survey questions from June 28, 2021 through July 1, 2021. We give no weight to customers who decline to answer the survey question, and certain references to the June 2021 Customer Survey may isolate responses from group (A) (subscribers) or group (B) (Reserve customers) as specified.

This prospectus also includes references to our July 2021 survey we commissioned with Lab42 Research, LLC, or the July 2021 Lab42 Survey, which we use to measure consumer preferences. Our methodology of conducting the consumer survey measures responses from 3,000 individuals that indicated that they met the following criteria when completing the survey: female, ages 18 to 44, with a household income of $50,000 or more that spend $150 or more on clothing in an average year and describe themselves as at least neutrally agreeing with the statements “I am interested in style and fashion” and “I am comfortable shopping online.” The survey included soft quotas such that 75% of respondents were between the ages of 25 and 45 and at least 50% of the respondents had a household income of greater than $100,000. We give no weight to customers who decline to answer the survey question.

This prospectus also includes references to our June 2021 Rent the Runway Brand Survey, which we use to measure brand partner engagement. Our methodology of conducting the Brand

Survey measures responses from a pool of respondents we actively partnered with for the Spring 2021 season. Brand partners responded to the survey questions from June 24, 2021 through July 12, 2021.

Certain of the statistics and estimates related to our ESG efforts are derived from a life cycle assessment and addendum thereto, or LCA Study, of linear and rental systems (owning versus rental of apparel) conducted by third-party partners, SgT Group and Green Story Inc., which was commissioned by us. Certain management estimates are based on the LCA Study, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, the industry and linear and rental systems, which we believe to be reasonable.

This prospectus also includes customer case studies from Rent the Runway customers. One of these customers is a brand ambassador. In that capacity, she has previously been gifted extra spots or months of membership to promote Rent the Runway.

USE OF PROCEEDS

We estimate that we will receive approximately $                million from the sale of     shares of Class A common stock in this offering, or approximately $                million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each 1,000,000 share increase or decrease, as applicable, in the number of shares offered in this offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $                million, assuming that the price per share for the offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in the application of these proceeds. We intend to invest the net proceeds to us from this offering that are not used as described above in investment-grade, interest-bearing instruments. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively” for additional information.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all future earnings and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to compliance with applicable law and contractual restrictions in the agreements governing our current and future indebtedness, and will depend on a number of then-existing factors, including our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock— We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will likely depend on whether the price of our Class A common stock increases.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of January 31, 2021 as follows:

•	on an actual basis; and

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our redeemable preferred stock into                shares of our Class A common stock, upon closing of this offering and (ii) the filing and effectiveness of our Amended Charter and the adoption of our Amended Bylaws, in each case as if such event had occurred on January 31, 2021; and

•

on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments described in the preceding clause and (2) the issuance and sale of Class A common stock in this offering at an assumed initial public offering price of $                per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of January 31 , 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in millions, except share and per share data)
Cash and cash equivalents(1)	$95.3	$	$

Indebtedness:
Long-term debt, net(2)	$355.1	$	$
Redeemable preferred stock, $0.001 par value per share; 35,236,646 shares authorized, 31,137,921 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	$388.1	$	$

Total deficit:
Stockholders’ deficit:
Common stock, $0.001 par value per share; 60,000,000 shares authorized, 10,456,521 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	—
Class A common stock, $ par value per share; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—
Class B common stock, $ par value per share; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	62.7
Accumulated deficit	(589.4)

Total stockholders’ deficit	(526.7)

Total capitalization	$216.5	$	$

(1)	Excluding restricted cash, current, which was $3.4 million at January 31, 2021.
(2)

Consists of our Ares Facility, which had an outstanding balance as of January 31, 2021 of $74.1 million of outstanding long-term principal, $1.6 million of payment-in-kind interest, netted with $10.9 million of unamortized debt discount, and our Temasek Facility, which had an outstanding balance as of January 31, 2021 of $230.0 million of outstanding principal, $62.2 million of payment-in-kind interest, netted with $1.9 million of unamortized debt discount.

Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, each of cash and cash equivalents, additional paid in capital, total stockholders’ deficit and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each 1,000,000 share increase or decrease, as applicable, in the number of shares offered in this offering would increase or decrease, as applicable, each of cash and cash equivalents, additional paid in capital, total stockholders’ deficit and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming that the price per share for the offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock and Class B common stock to be outstanding after this offering is based on                    shares of our Class A common stock and                shares of our Class B common stock outstanding as of                , 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable preferred stock into                shares of our Class A common stock upon closing of this offering, and excludes:

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of , 2021 under our 2009 Plan, at a weighted average exercise price of $ per share;

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of , 2021 under our 2019 Plan, at a weighted average exercise price of $ per share;

•	RSUs, covering shares of Class A common stock as of , 2021, which are issuable upon satisfaction of service-based and liquidity-based vesting conditions;

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of , 2021, granted as Designer Collective Grants, at a weighted average exercise price of $ per share;

•

             shares of Class A common stock reserved for future issuance under our 2021 Plan, which will become effective on the date immediately prior to the date our registration of which this prospectus forms a part becomes effective, as described in “Executive Compensation—Equity Compensation;”

•	the exercise of warrants to purchase shares of Class A common stock, which will result in the net issuance of shares of Class A common stock in connection with this offering; and

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2021 with an exercise price of $ per share.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Our pro forma net tangible book value as of                , 2021 was $                million, or $                per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock and Class B common stock deemed to be outstanding, after giving effect to the automatic conversion of all outstanding shares of our redeemable preferred stock, in each case upon closing of this offering.

Our pro forma as adjusted net tangible book value as of                , 2021, after giving effect to this offering would have been approximately $                million, or $                per share of Class A common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $                per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2021 before this offering	$

Increase in pro forma as adjusted net tangible book value per share attributable to investors in this offering
Pro forma as adjusted net tangible book value per share after this offering		$

Dilution in pro forma as adjusted net tangible book value per share to new Class A common stock investors in this offering		$

A $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by approximately $                , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase our pro forma as adjusted net tangible book value by $                per share and decrease the immediate dilution to new investors by $                per share, in each case assuming the assumed initial public offering price of $                per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us , the pro forma as adjusted net tangible book value after the offering would be $                per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                per share and the dilution in pro forma as adjusted net tangible book value to new investors would be $                per share, in each case assuming an initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, as of                , 2021, after giving effect to this offering, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing stockholders and by the new investors. The calculation below is based on an assumed initial public offering price of $                per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average price
	Number	Percent		Amount	Percent		per Share
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $                per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $                million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses. Similarly, each increase or decrease, as applicable, of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $        million, assuming the assumed initial public offering price of $        per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

Except as otherwise indicated, the discussion and the tables above assume no exercise by the underwriters’ of their option to purchase additional shares of Class A common stock from us. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of                    , 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable preferred stock, in each case upon closing of this offering, and excludes:

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of , 2021 under our 2009 Plan, at a weighted average exercise price of $ per share;

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of , 2021 under our 2019 Plan, at a weighted average exercise price of $ per share;

•	RSUs, covering shares of Class A common stock as of , 2021, which are issuable upon satisfaction of service-based and liquidity-based vesting conditions;

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of , 2021, granted as Designer Collective Grants, at a weighted average exercise price of $ per share;

•

            shares of Class A common stock reserved for future issuance under our 2021 Plan, which will become effective on the date immediately prior to the date our registration of which this prospectus forms a part becomes effective, as described in “Executive Compensation—Equity Compensation;”

•	the exercise of warrants to purchase shares of Class A common stock, which will result in the net issuance of shares of Class A common stock in connection with this offering; and

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2021 with an exercise price of $ per share.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of                    , 2021, the pro forma as adjusted net tangible book value per share after this offering would be $                , and total dilution per share to new investors would be $                .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31. References to fiscal years 2019 and 2020 in this prospectus refer to our fiscal years ended January 31, 2020 and 2021, respectively.

Overview

We built the world’s first and largest shared designer closet — that we call the Closet in the Cloud — with over 18,000 styles by over 750 designer brands. We give customers ongoing access to our “Unlimited Closet” through our Subscription offering or the ability to rent a-la-carte through our Reserve offering. We also give our subscribers and customers the ability to buy our products through our Resale offering. These offerings allow us to engage and serve our subscribers and customers across diverse use cases from everyday life to special occasions. We have served over 2.5 million lifetime customers across all of our offerings and we had     total subscribers (active and paused) as of         , 2021. For fiscal year 2019 and 2020, 78% and 89% of our total revenue (including Reserve and Resale revenue) was generated by subscribers while they were active or paused, respectively.

The variety, breadth and quantity of products we carry is important to our business, and we strategically manage the cost-effective acquisition of a high volume of items every year. We have successfully disproved the myth that fashion apparel items and accessories only last one season as we are able to rent or “turn” our products multiple times over many years, and over 40% of our styles turn for three or more years. We price our items at a fraction of their retail value, creating an attractive price and value proposition for our subscribers and customers.

We launched our Reserve offering in 2009 and focused on normalizing shared closet behavior with consumers and designer brands by giving customers the ability to rent a-la-carte for special occasions. In 2016, we launched our Subscription offering. Today, we source all of our products, which includes apparel, accessories and home goods, directly from designer brands. Prior to 2018, we purchased nearly all of our products from our brand partners typically at a discount to wholesale cost, which we refer to as “Wholesale” items. In late 2018, we began to procure products through Share by RTR and Exclusive Designs. See “—Our Product Acquisition Strategy” below for a description of the three ways in which we procure products.

The following graph illustrates key developments in the evolution of our business:

We have achieved the following operating and financial results:

•	We had 147,866 and 95,245 total subscribers at the end of fiscal year 2019 and fiscal year 2020, respectively, and 133,572 and 54,797 active subscribers (excluding paused subscribers), respectively;

•	Revenue was $256.9 million and $157.5 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Gross Profit was $53.6 million and $15.5 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Gross Profit Excluding Product Depreciation was $129.3 million and $85.4 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Net Loss was $(153.9) million and $(171.1) million in fiscal year 2019 and fiscal year 2020, respectively; and

•	Adjusted EBITDA was $(18.0) million and $(20.3) million in fiscal year 2019 and fiscal year 2020, respectively.

Our Business Model

The Power of Subscription

We operate an innovative subscription model with the following attributes:

•	We monetize our products over multiple years;

•	We acquire a large and broad assortment of products to provide variety to subscribers and customers; and

•	We incur fulfillment expense to ship items to/from subscribers and customers and restore products to excellent condition.

Our business model aligns the success and engagement of our subscribers, our customers, our brand partners and our business. Our success is a function of:

•	Our ability to grow revenue through growth and loyalty of subscribers and customers;

•	Our ability to acquire and drive return on investment of products; and

•	Our ability to manage operating and capital efficiencies in our business,

How We Make Money

We generate revenue when subscribers and customers access our Closet in the Cloud across subscription, a-la-carte rentals and resale. The majority of revenue is highly recurring and is generated by our subscribers, representing     % of total revenue in the first six months of fiscal year 2021. Our platform approach allows us to monetize subscribers across multiple offerings, including Reserve and Resale. Our Subscription offerings are structured so that subscribers pay for their usage - the more shipments and items a subscriber receives, the higher the monthly subscription price. We have priced each base subscription program to generate similar Gross Margins to our company.

Subscription and Reserve Rental Revenue: Subscription and Reserve rental revenue was $135.9 million in fiscal year 2020, representing 86.3% of total revenue.

•	Subscription

Subscription rental revenue consists of recurring subscription membership fees and related add-on revenue. Our Subscription offering allows members to receive a certain number of items (each item fills a “spot”) and shipments (which we call a “swap”) each month. We offer plans including 4, 8, 12 or 16 items. Membership prices include:

•	$89 for 4 items per month (max 1 swap, 4 spots; more limited assortment)

•	$135 for 8 items per month (max 2 swaps, 4 spots each) (our most popular plan)

•	$174 for 12 items per month (max 3 swaps, 4 spots each)

•	$199 for 16 items per month (max 4 swaps, 4 spots each)

Our subscribers also generate add-on revenue as they are able to customize their subscription program by adding spots or swaps in any given month at a price of $25 per additional spot per month on the one-shipment plan, $29 per additional spot per month on all other plans, and $25 to $39 per swap per month depending on the plan. We also allow our subscribers to pause their memberships as their lifestyle evolves or changes.

•	Reserve

Reserve rental revenue consists of a-la-carte rentals, typically used for special occasions, which can be booked up to 4 months in advance. Customers, which include subscribers, have the option to rent items for four or eight days at rental rates per item which typically range from $5 to $525. Reserve customers receive one primary item and can select a complimentary backup size, as well as a backup style at a discounted price.

Other Revenue: Through our Resale offering, subscribers and customers can purchase pre-worn items they love from our closet—no subscription is required. Our Other revenue was $21.6 million in fiscal year 2020, representing 13.7% of total revenue.

Our Product Acquisition Strategy

Our ability to serve our subscribers and customers depends on the quantity and quality of our products. We acquire and monetize products in three ways: Wholesale, Share by RTR and Exclusive Designs, as described in the table below. Increases or decreases in (1) the proportion of total items acquired via Share by RTR and Exclusive Designs, and (2) the usage of Share by RTR and Exclusive Designs items, will increase or decrease our Rental Product Depreciation and Revenue Share line item on our consolidated statement of operations.

Our brand partnerships and customer data enable us to acquire and manage our products effectively. We have expanded the portion of our products acquired through Share by RTR and Exclusive Designs, which has reduced initial cash outlay and total spend. We have maintained nearly 100% retention of our brand partners over the life of our business. In fiscal year 2020, approximately 54% of new items were acquired through these more cost-effective channels, compared to approximately 26% in fiscal year 2019.

DESCRIPTION	CONSOLIDATED STATEMENTS OF OPERATIONS	CONSOLIDATED BALANCE SHEETS	CONSOLIDATED STATEMENTS OF CASH FLOWS	PERCENT OF ITEMS ACQUIRED IN FISCAL YEAR 2019 / FISCAL YEAR 2020
WHOLESALE	Items are acquired directly from brand partners, typically at a discount to wholesale price	Cost is recognized through straightline depreciation, with a three-year useful life and 20% salvage value, in the "Rental Product Depreciation and Revenue Share" line[1]	Total cost is capitalized as "Rental Products" in long-term assets	Total cost is recognized as a capital expenditure ("Purchases of Rental Product") at time of acquisition	74% /46%
SHARE BY RTR[2]	Items are acquired directly from brand partners on consignment, at zero to low upfront cost, with performance-based revenue share payments to our brand partners over time	Upfront and performance-based revenue share payments are expensed as incurred in the "Rental Product Depreciation and Revenue Share" line	Items are not capitalized on the balance sheet as we do not own them	Upfront and revenue share payments flow through Net Income as incurred	15% /36%
EXCLUSIVE DESIGNS[2][3]	Items are designed using our data in collaboration with our brand partners We manufacture items through third-party partners and pay the brand partner an upfront fee and minimal revenue share payments	Upfront and performance-based revenue share payments are expensed as incurred in the "Rental Product Depreciation and Revenue Share" line Manufacturing cost is recognized through straight-line depreciation, with a three-year useful life and 20% salvage value, in the "Rental Product Depreciation and Revenue Share" line[1]	Manufacturing cost is capitalized as "Rental Products" in long-term assets	Upfront and revenue share payments flow through Net Income as incurred Manufacturing cost is recognized as a capital expenditure ("Purchases of Rental Product") at time of acquisition	11% /18%

[1] The cost of accessory items, which made up less than 5% of the gross book value of rental product as of January 31, 2021, is recognized through straight-line depreciation with a two-year useful life and 30% salvage value.

[2] For both Share by RTR and Exclusive Designs, the Company shares a percentage of revenue less a logistics fee with the brand. This revenue includes (i) revenue attributable to each item in connection with one-time Reserve rentals; (ii) revenue attributable to each item from Subscription (this is based on the number of days at home during a subscription period); and (iii) revenue attributable to each item in connection with Resale of such item, less any liquidation costs. Both the percentage of revenue, and the logistics fees, can vary depending on the brand partner.

[3] Includes a small number of products bearing our trademarks, which are non-exclusive designs produced by third-party partners, or our owned brands. These products are purchased at a significantly lower average cost than Wholesale.

Our product acquisition methods, Wholesale, Share by RTR and Exclusive Designs, are strategic levers to manage our capital efficiency, profitability and product risk. Our Exclusive Designs channel uses data insights to acquire items at a lower cost, which are designed to generate higher profitability over time. Share by RTR meaningfully reduces our upfront spend and de-risks our investment since we pay brands primarily based on item performance. Our Share by RTR arrangements with brands target delivering 85 to 100% of comparable wholesale cost to the brand in the first year; however there is no minimum commitment other than the upfront payment if applicable. Nearly all Share by RTR deals consummated after September 2020 include a cap on total potential payments to the brand partner.

We may strategically adjust our mix of product acquisition channels in the future. Both our purchasing power and the diversification into Share by RTR and Exclusive Designs have led to a decrease in average upfront cost per item, defined as total upfront spend in a period divided by all items acquired in that period. Our average upfront cost per item has decreased by     % per item in the first half of fiscal year 2021 compared to fiscal year 2019, and decreased                % in fiscal year 2019 compared to fiscal year 2014. We define total upfront spend as all cash costs incurred at the time of acquisition of product, including total cost for Wholesale items, upfront payments to brand partners for Share by RTR and Exclusive Designs, third party manufacturing costs for Exclusive Designs, and freight. Our total upfront spend was $119.1 million in fiscal year 2019 and $                 million in the                  of fiscal year 2021.

Our Financial Model

The below chart illustrates the economics of our business from total revenue and ending at Contribution Profit for fiscal year 2020, both in dollars and as a percentage of total revenue:

•

Fulfillment Profit. We define Fulfillment Profit as total revenue less fulfillment expense. Fulfillment expense has typically been our largest variable expense and includes our outbound shipping and labor costs to send items to customers, as well as inbound shipping, labor and product restoration costs when customers return their items. We use Fulfillment Profit and Fulfillment Profit as a percentage of revenue, or Fulfillment Margin, to measure the efficiency of inbound, outbound and processing costs. See the section titled “—Non-GAAP Financial Metrics” below for a reconciliation of Fulfillment Profit to the most relevant GAAP measure.

•

Gross Profit Excluding Product Depreciation. We define Gross Profit Excluding Product Depreciation as total revenue less fulfillment expense and revenue share. Revenue share includes upfront payments and performance-based revenue share for items we acquire through Share by RTR and Exclusive Designs. We use Gross Profit Excluding Product Depreciation and Gross Profit Excluding Product Depreciation as a percentage of revenue, or Gross Margin Excluding Product Depreciation, to measure our total variable profit excluding non-cash expenses as an indicator of the cash gross profit available to cover our costs and expenses and capital expenditures. See the section titled “—Non-GAAP Financial Metrics” below for a reconciliation of Gross Profit Excluding Product Depreciation to the most relevant GAAP measure.

•

Gross Profit. We define Gross Profit as total revenue less fulfillment expense, revenue share and rental product depreciation. We depreciate owned apparel assets over three years and owned accessory assets over two years net of 20% and 30% salvage values, respectively, and recognize the depreciation and remaining cost of items when sold or retired on our statement of operations. Rental product depreciation expense is time-based and reflects all items we own. We use Gross Profit and Gross Profit as a percentage of revenue, or Gross Margin, to measure the continued efficiency of our business after the total cost of our products are included.

•

Contribution Profit: We define Contribution Profit as total revenue, less fulfillment expense, revenue share, rental product depreciation and credit card processing fees. We measure Contribution Profit and Contribution Profit as a percentage of revenue, or Contribution Margin, as a key measure of our overall efficiency, including fulfillment expense, total product costs and credit card fees. See the section titled “—Non-GAAP Financial Metrics” below for a reconciliation of Contribution Profit to the most relevant GAAP measure.

The below graph depicts Fulfillment Margin, Gross Margin Excluding Product Depreciation, Gross Margin and Contribution Margin in fiscal years 2019 and 2020. As we scale and continue to invest in our infrastructure, technology and platform, we expect our margins to improve over time.

•

Fulfillment Margin. Fulfillment Margin improved from 54% in fiscal year 2019 to 66% in fiscal year 2020 due to a lower average number of monthly shipments per subscriber in fiscal year 2020, partly due to the phase out of our unlimited swaps program and partly due to lower engagement during the COVID-19 pandemic. Historically, our unlimited swaps program allowed subscribers to receive as many shipments per month as desired, driving higher fulfillment expense as a percentage of revenue. Today, all of our memberships are structured around subscriber usage and priced to achieve similar target Gross Margins, such that subscribers pay for their desired number of items and shipments per month. In fiscal year 2020, we implemented additional labor automation, process efficiencies and transportation network diversification, and expect to continue to improve our Fulfillment Margin.

•

Gross Margin Excluding Product Depreciation. Gross Margin Excluding Product Depreciation improved from 50% in fiscal year 2019 to 54% in fiscal year 2020 due to an improvement in our Fulfillment Margin, partially offset by higher revenue share expense as a percentage of total revenue. We have focused on reducing our upfront cash outlay for product acquisition by acquiring a greater portion of our product through Share by RTR, which has increased revenue share expense. Our revenue share expense increased from 4% of total revenue in fiscal year 2019 to 12% of total revenue in fiscal year 2020. The mix of channels we use to acquire products will impact our Gross Margin Excluding Product Depreciation.

•

Gross Margin. Gross Margin decreased from 21% in fiscal year 2019 to 10% in fiscal year 2020. Due to a decrease in active subscribers caused by COVID-19, the level of product on hand during fiscal year 2020 was over-sized relative to our average active subscriber base in the period. Since depreciation is recognized on a time-basis for all of our owned assets, rental product depreciation in fiscal year 2020 reflected costs associated with a level of product that had been acquired to support the higher number of active subscribers experienced in fiscal years 2018 and 2019 and planned growth in fiscal year 2020 prior to the COVID-19 pandemic. As a result, rental product depreciation increased from 29% of total revenue in fiscal year 2019 to 44% of total revenue in fiscal year 2020, as our total revenue and active subscribers decreased relative to fiscal year 2019 due to the COVID-19 pandemic. The mix of channels we use to acquire products will impact our Gross Margin.

•	Contribution Margin. Contribution Margin decreased from 18% in fiscal year 2019 to 7% in fiscal year 2020, driven by the same trends that led to a decrease in Gross Margin.

The below graphic depicts our unit economics, or the economics of a weighted average subscription month and Reserve order (based on the proportion of Subscription and Reserve transactions in each period), in fiscal year 2019 and 2020. Revenue, Fulfillment Profit, Gross Profit Excluding Product Depreciation, Gross Profit and Contribution Profit include revenue and profit from all of our offerings.

In addition to the profitability trends mentioned above, the increase in unit economics revenue from $127 in fiscal year 2019 to $150 in fiscal year 2020 was driven by a greater portion of our business coming from our Subscription offering.

Our business model and margins were impacted by COVID-19, refer to the section titled “Impact of COVID-19 on Our Business” for more information.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a variety of factors that present significant opportunities for our business, but also present risks and challenges that could adversely impact our growth and profitability, including those discussed below and in the section titled “Risk Factors.”

Subscribers and Customers

Our Attractive Cohort Trends.    We believe that we have a significant market opportunity ahead of us to increase our base of subscribers and customers, and our long-term growth depends in large part on our continued ability to acquire new subscribers and retain existing subscribers. We attract new subscribers directly into our Subscription offering, and through conversions of customers into subscribers from our Reserve and Resale offerings. Reserve has historically been a productive funnel into our Subscription offering, and we believe our Resale offering could provide a similar opportunity to drive acquisition into our Subscription offering.

We assess the health of our business, subscribers and customers by analyzing the individual performance of our historical customer cohorts over time. We believe that the performance of our historical customer cohorts supports our strategy of investing in subscriber and customer acquisition and enhancing the scale of our platform.

Customer Cohorts.    The chart below indicates cumulative revenue per customer by customer cohort, which is defined as cumulative total revenue generated by a cohort across all of our product offerings, divided by the original number of customers in the cohort. Customers are placed in cohorts based on the fiscal year in which they first transacted with RTR. Due to varying customer behavior throughout fiscal year 2020, we have divided the 2020 cohort into two sub-cohorts, each of which includes smaller monthly cohorts than those of fiscal year 2018 and 2019. We define the FY 2020 Early COVID cohort as new customers who joined from February 2020 to May 2020, and this cohort is characterized by broad shelter-in-place restrictions during their initial customer months. We define the FY 2020 Late COVID cohort as new customers who joined from June 2020 to January 2021, and this cohort is characterized by a partial return-to-work, special events and social events through social distancing requirements. Our customer cohorts demonstrate the continued spend and expansion of our customers:

•

Each successive cohort has higher spending patterns, except for the FY 2020 Early COVID cohort, which was most impacted by COVID-19. Higher spending is driven by increased customer loyalty and customers renting for more days per year, particularly through our Subscription offering.

•	A significant portion of our total revenue in each year is generated from customers acquired in previous years.

•	Our FY 2020 Late COVID cohort, which is less impacted by COVID-19, is exhibiting better trends than our 2019 cohort.

•	Over the last two years, we have become better at directing customers to higher revenue offerings, particularly our subscriptions, which has driven a year-over-year improvement in cumulative revenue per customer by cohort as a greater percentage of our customers are subscribers. After the first six months as a customer, we see an inflection in spending as our most loyal customers remain on the platform.

Subscriber Cohorts.    In addition to evaluating the behavior of our entire customer base, we also focus specifically on the behavior of subscribers given they contribute to the majority of our revenue. For the first six months of fiscal year 2021,         % of our total revenue was generated by subscribers. This makes understanding their continued spend, expansion and potential lifetime value relative to customer acquisition cost particularly important.

The table below presents cumulative revenue per subscriber by cohort. Cumulative revenue per subscriber by cohort is defined as cumulative total revenue generated across all of our product offerings (including Subscription, Reserve or Resale) by customers who are current or previous subscribers, divided by the original number of subscribers in the cohort. Subscribers are placed in cohorts based on the fiscal year in which they first joined a subscription program.

•	Within 3, 6 and 12 months, subscribers from our fiscal year 2018 and 2019 cohorts generated an average of $286, $460 and $691 in cumulative revenue, respectively.

•	Our FY 2020 Late COVID cohort is exhibiting similar trends to our FY 2018 and FY 2019 cohorts.

We provide a flexible offering that allows our subscribers to pause their membership. We have seen historically that many subscribers customize their subscription as their everyday life changes, choosing to pause and reactivate their membership as needed. We give customers the flexibility to adapt the usage of their membership and have increased functionality to allow subscribers to pause more easily. We have historically seen that many subscribers who cancel their subscription will often return to the platform and resubscribe when membership again makes sense for their everyday life.

We acquire subscribers efficiently as evidenced by approximately 88% of our lifetime customers having joined organically. Historically, our cost to acquire a customer, or CAC, has remained below $55 and we define our CAC as total marketing expense, other than employee expenses, during a period divided by the number of new customers acquired in that period. Contribution Margins of 18% and        % in fiscal year 2019 and the first half of fiscal year 2021, respectively, drive our efficient payback.

Brands and Products

Ability to Acquire and Monetize Products Efficiently.    Our ability to deliver an elevated experience for our subscribers and customers that keeps them loyal to RTR relies on us having the right assortment. Due to our deep partnerships with brands, we can acquire products directly from them in multiple ways: Wholesale, Share by RTR and Exclusive Designs, and due to our expertise in reverse logistics and garment restoration we can monetize our products effectively over their useful life. We have demonstrated the ability to diversify our product acquisition away from 100% Wholesale, driving high overall product return on investment and reducing the capital needs of the business. In the                     , approximately     % of new items were acquired through Share by RTR and Exclusive Designs, our more capital-efficient channels, compared to approximately 26% in fiscal year 2019. We continuously evaluate our product acquisition mix to maximize our strategic priorities.

We evaluate the potential revenue and profit we generate on products over their lifetime, relative to the upfront cost of the products. We are presenting fiscal year 2019 in this prospectus because it was a more normalized period for our business and operations prior to the onset of the COVID-19 pandemic than fiscal year 2020, as well as the              of 2021 because it is our most recent period.

We measure product return on investment, or ROI, of a single item on a revenue and profit basis over its predicted lifetime. Product ROI is defined as the average revenue or profit per turn of all items calculated in a given period, divided by the upfront cost per item of items acquired in that period. We define profit as revenue less fulfillment costs, credit card fees, and performance based revenue share expense.

Upfront cost per item is defined as the sum of purchases of rental product, freight, and the upfront portion of revenue share expense for all items acquired in the given period, divided by the number of items acquired in the given period.

Our ROI calculation assumes an average of 20 lifetime turns per unit. Based on the average lifetime turns as of June 2021 of all items we acquired in fiscal years 2015, 2016 and 2017, we have determined that an item can turn a minimum of 20 times on average over its lifetime. Our calculation of lifetime turns is inclusive of items that have been taken out of circulation due to damage, deactivation or resale, and we expect turns for these historical cohorts to increase as a portion of these items are still in circulation.

From fiscal year 2019 to         , we improved revenue per turn by     % from $22 to $        , respectively, and improved profit per turn by     % from $11 to $        , respectively.

When we multiply the item economics from fiscal year 2019 and          by 20 turns, this implies total lifetime revenue of $445 and $        , respectively, and total lifetime profit of $212 and $        , respectively. From fiscal year 2019 to         , our upfront cost per item decreased by     % from $111 to $        , respectively. Our diversification into acquiring a greater portion of our product through Share by RTR and Exclusive Designs meaningfully reduced our upfront spend.

Therefore, our product ROI has improved from 4.0x to      on a revenue basis, and from 1.9x to      on a profit basis based on item economics in fiscal year 2019 and          applied over the expected lifetime of units, respectively. We believe we have the ability to drive improvements in product ROI over time as we continue to decrease our fulfillment expenses to improve profitability per item and use more efficient product acquisition channels to reduce upfront product cost.

Our Business

Ability to Achieve Leverage in our Cost Structure.    Improving operational efficiency of our platform is imperative to maintaining or increasing profitability. As we continue to grow, we expect our operating costs to increase but do not expect these costs to grow at the same pace as our total revenue.

We use technology and customer data to drive efficiency across products, fulfillment expenses and operating costs. Our data has allowed us to build a differentiated and proprietary rental reverse logistics platform with a vertically integrated cleaning and restoration process. We have invested in technology and automation in order to drive operating leverage and higher margins as we grow and scale our business.

Over time, we have improved our margins, profitability and cash flow, and we believe we will continue to benefit from economies of scale and are focused on driving additional efficiencies in our operating expenses. We monitor profitability by assessing Fulfillment Margin, Gross Margin Excluding Product Depreciation, Gross Margin and Contribution Margin.

Seasonality.    We experience seasonality in our business, which may change due to the effects of the COVID-19 pandemic. For our Subscription offering, we typically acquire the highest number of subscribers in the third and fourth fiscal quarters, and we generally see a greater number of paused subscriptions in the winter and summer months. We typically realize a higher portion of revenue from Reserve rentals during our third and fourth fiscal quarters as a result of increased wedding and holiday events.

Impact of COVID-19 on Our Business

The COVID-19 pandemic materially adversely affected our fiscal year 2020 operating and financial results. Beginning in March 2020, positivity rates and shelter-in-place restrictions significantly reduced consumer demand for our Subscription and Reserve offerings due to a sharp decrease in interactions outside the home, social gatherings, special events and in-office work. Unlike the retail model where a customer can invest in an article of clothing to wear in the future, we primarily operate a “rent now, wear now” subscription model where subscribers are picking items for immediate use. Throughout 2020, we observed that consumer demand decreases were closely tied to COVID-19 positivity rates and social distancing/shelter-at-home restrictions. As COVID-19 restrictions have been relaxed and virus positivity rates have declined, we have seen increased demand for our offerings. The first Delta variant case was identified in December 2020, and the variant soon became the predominant strain of the virus and by the end of July 2021, the Delta variant was the cause of more than 80% of new U.S. COVID-19 cases. As a result, new restrictions are being contemplated and implemented by workforces and federal, state and local government officials. As of the date of this prospectus, our operations and customer demand have not been significantly impacted, but we continue to monitor the situation.

Immediate Response to COVID-19

Our first priority was to protect the health and safety of our employees. In February 2020, we created a cross-functional taskforce to lead our COVID-19-related employee initiatives and we have instituted numerous health and safety measures throughout the pandemic based on public health guidelines and recommended best practices. For example, in our fulfillment centers, we instituted numerous health and safety measures including social distancing, on-site medical services, and enhanced cleaning, and we relaxed attendance policies. We shifted nearly all of our corporate and customer service employees to a remote work model in March 2020 and implemented additional measures to better enable them to work remotely.

We took immediate financial actions to withstand COVID-19. We paused paid advertising and marketing activities and implemented other cost-saving measures to reduce operating and capital expenditures in the short term. In April 2020, we reduced salaries for the large majority of corporate employees for three months, and temporarily paused all recruiting efforts. After being temporarily closed since March 2020, we announced the permanent closure of our brick and mortar retail stores in July and August 2020. Both of our fulfillment centers remained open throughout the pandemic, however we resized our workforce to better align labor to demand and managed our fulfillment expense through releases, furloughs, and shift schedule adjustments. Overall, during fiscal year 2020, we laid off 33% and furloughed 37% of all employees. In addition, the financial actions we took resulted in a 53% reduction in operating expenses, capital expenditures and product costs, as compared to our pre-COVID-19 budget for April 2020 through January 2021, the remainder of fiscal year 2020 that we had the opportunity to impact.

Agility and Resilience During COVID-19

In addition to cost cutting, we took a number of steps to emerge from COVID-19 as a stronger business financially and strategically. We believed that the pandemic would shift consumer values and behaviors. With that goal in mind, we took the following actions:

1.	Transformed product acquisition from a majority Wholesale model to more Share by RTR. We increased the penetration of Share by RTR from 32% of units acquired in our original pre-COVID-19 plan to 54% for the second half of fiscal year 2020. Through Share by RTR, we allowed our brand partners to participate in revenue generated during COVID-19 and potential financial upside post-pandemic. By April 2020, we reduced upfront product spend for the second half of fiscal 2020 by over 80% as compared to our original budget.

2.

Phased out our “unlimited swaps” program and transitioned towards customizable subscription plans that are intended to better meet customer needs, and drive higher margins than our previous subscription offering. Our belief was that multiple subscription programs and more diverse price points would offer a lower entry price point into subscription during COVID-19 and help attract and retain a more diversified subscriber base as a go-forward strategy.

3.

Launched Resale for subscribers and then expanded it to all customers to better monetize our active subscribers during COVID-19 and to broaden our funnel for the future. Our belief was that resale could be a new growth engine and customer acquisition funnel for RTR.

4.

While volume in our fulfillment centers was lower, we implemented significant process changes and technological innovation, such as increased automation, radio-frequency identification tags, or RFID tags, machine vision and new garment science processes to continue to improve our operational efficiencies and processing capacity.

5.

Encouraged new use cases, including at-home casual wear, loungewear, knits and activewear, which went from being 25% of items at home in May 2019 to 46% in May 2020, expanding how subscribers think about our business. As subscribers are resuming more normal lives in 2021, we are seeing an expansion in the diversity of use cases for which they think of using Rent the Runway.

6.

Launched new features such as cross-ship and expanded our drop-off box network and inbound customer return options, providing subscribers with more flexibility and immediacy in their swapping experience and removing friction from the experience in order to increase retention of subscribers.

7.

From approximately April 2020 to August 2020, made it easy for customers to pause, rather than cancel, their subscriptions to encourage retention during the COVID-19 pandemic by announcing proactive extensions of “pause” states so that subscribers did not have to return to the website, or reach out to customer service, to extend their paused states themselves; proactively re-pausing subscribers who automatically resumed their subscription out of paused states, but did not use their subscription, within four days of their resume date; and launching a feature where subscribers could pause their membership and keep some or all of the items at home for a fixed fee per item per month. The new feature gave subscribers flexibility to keep enjoying a limited number of items and/or gave subscribers the option to continue to shelter-in-place rather than visiting a return location or scheduling a pick-up. Additionally, during the COVID-19 pandemic through April 2021, subscribers were able to pause one month at a time using our online “pause” button, or were able to pause for one, two, or three months at a time by reaching out to our customer service team. Currently, subscribers are able to pause their subscriptions for one month at a time. As of the end of fiscal year 2020, our total subscriber base (active and paused) represented 64% of our pre-COVID-19 total subscriber base (as measured on March 8, 2020).

8.

Focused on sustainability, including conducting a Life Cycle Assessment, or LCA Study, to further understand the impact of Rent the Runway’s rental platform compared to existing linear models in the fashion industry. We also launched an internal taskforce dedicated to driving our sustainability efforts internally.

9.

Focused on employee experience and providing high-touch, transparent, real-time communication. Throughout 2020, our employees at every level of the organization exemplified our Core Values of passion, innovation and resiliency by acting like founders, helping the business to withstand the COVID-19 pandemic and creating opportunities to make the business better.

Financial Impact

As a result of decreased demand related to COVID-19, our total revenue was $157.5 million in fiscal year 2020 and decreased 38.7% compared to fiscal year 2019. Shipment volume decreased as a result of lower subscriber levels, less frequent swapping behavior, and lower demand for a-la-carte rentals. These dynamics, combined with our operational response and cost-saving actions, resulted in a decrease of fulfillment expenses as a percentage of total revenue to 33.6% in fiscal year 2020, compared to 46.0% in fiscal year 2019.

Product depreciation and revenue share increased as a percentage of total revenue to 56.5% in fiscal year 2020, as compared to 33.2% in fiscal year 2019, due to a significant oversupply of rental items on hand relative to reduced subscriber levels. We anticipate product depreciation and revenue share to decrease meaningfully as a percentage of total revenue as we see COVID-19 recovery and increases in active subscriber levels and Reserve orders.

Marketing expense as a percentage of total revenue decreased from 8.9% in fiscal year 2019 to 5.2% in fiscal year 2020 as a result of intentional reductions in paid marketing due to COVID-19. The cost-saving initiatives decreased technology and general and administrative expenses from $40.2 million for technology and $98.9 million for general and administrative in fiscal year 2019 to $37.7 million and $77.2 million in fiscal year 2020, respectively, but increased as a percentage of total revenue due to the decline in total revenue.

Ongoing Impact

Since March 2021, we have seen early indications of COVID-19 recovery, with a significant number of paused subscribers resuming their subscriptions, new subscribers joining our platform, and an increased level of Reserve orders. In response to the growth in demand, we are increasing hiring for customer service and fulfillment labor, adjusting shift structures at our fulfillment centers to increase throughput capacity, investing in additional products to support future subscriber growth, and investing in capital expenditures to support operational efficiencies. We have also accelerated corporate hiring to support increased levels of growth and operations and to support our plans to become a public company, and we have begun to resume marketing activities and increase other operating expenses.

We expect the effects of the COVID-19 pandemic, including the spread of any new strains, such as the Delta variant, to have a continued impact on our business, results of operations, and financial condition through at least the end of fiscal year 2021, and we continue to take actions to adjust to the changing COVID-19 business environment. For example, we are increasing wage rates to attract and retain talent at our fulfillment centers, diversifying our transportation network to mitigate the negative impact of nationwide shipping carrier delays, resuming corporate recruiting efforts, and managing longer lead times for products from brand partners. Although we continue to face a challenging hiring environment due to the COVID-19 pandemic, rising wages and a decreased level of workforce participation, we have been able to and expect to continue hiring in order to support increasing and/or fluctuating demand for our offerings.

The full extent to which the COVID-19 pandemic, including the spread of any new strains, such as the Delta variant, will directly or indirectly impact our business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. Given the uncertainty, we cannot estimate the financial impact of the pandemic on our future results of operations, cash flows, or financial condition. For additional details, refer to the section titled “Risk Factors.”

Key Business and Financial Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. The calculation of the key business and financial metrics discussed below may differ from similarly titled metrics used by other companies, securities analysts or investors, limiting the usefulness of those measures for comparative purposes. These key business and financial metrics are not meant to be considered as indicators of our financial performance in isolation from or as a substitute for our financial information prepared in accordance with GAAP and should be considered in conjunction with other metrics and components of our results of operations, such as each of the other key business and financial metrics and our revenue, fulfillment and net loss.

	Year Ended January 31,
	2020	2021
	($ in millions)
Active subscribers (at the end of period)	133,572	54,797
Gross profit	$53.6	$15.5
Gross profit excluding product depreciation(1)	$129.3	$85.4
Adjusted EBITDA(1)	$(18.0)	$(20.3)

(1)

Each of Gross Profit Excluding Product Depreciation and Adjusted EBITDA is a non-GAAP financial measure; for a reconciliation to each of their most directly comparable GAAP financial measures, gross profit and net loss, respectively, and why we consider Gross Profit Excluding Product Depreciation and Adjusted EBITDA to be useful metrics, see “—Non-GAAP Financial Metrics” below.

Key Business Metrics

Active Subscribers: Active Subscribers represent the number of subscribers with an active membership as of the last day of any given period and excludes paused subscribers. In fiscal year 2020, we saw our active subscriber count decrease due to the COVID-19 pandemic. However, a significant number of our subscribers put their membership on pause rather than canceling. As of July 31, 2021, we had                active subscribers, up                % from the end of fiscal year 2020.

Gross Profit and Gross Margin: In fiscal year 2020, Gross Profit was $15.5 million compared to $53.6 million in fiscal year 2019 representing Gross Margins of 9.9% and 20.9%, respectively. The decrease in Gross Profit and Gross Margin in fiscal year 2020 was driven by lower total revenue and relatively constant rental product depreciation and revenue share, which represented a larger percentage of total revenue due to the impact of the COVID-19 pandemic. We expect to have the opportunity to improve Gross Profit by driving growth in total revenue, fulfillment and operational efficiency gains, and strategically evolving our mix of product acquisition.

Gross Profit Excluding Product Depreciation and Gross Margin Excluding Product Depreciation: Gross Profit Excluding Product Depreciation and Gross Margin Excluding Product Depreciation indicate the total variable profit of our offerings excluding non-cash expenses and reflect the cash profit available to cover our operating expenses and capital expenditures. In fiscal year 2020, Gross Profit Excluding Product Depreciation was $85.4 million compared to $129.3 million in fiscal year 2019, representing margins of 54.2% and 50.3%, respectively. Gross Profit Excluding Product Depreciation has improved as we have reduced our fulfillment expense, partially offset by increased revenue share expense, as we have shifted to acquiring a greater portion of our products through Share by RTR. Our Gross Margin Excluding Product Depreciation will continue to vary based on our fulfillment expense efficiency and resulting Fulfillment Margin, and the mix of channels through which we acquire product.

Adjusted EBITDA and Adjusted EBITDA Margin: We define Adjusted EBITDA as net loss, adjusted to exclude interest expense, rental product depreciation, other depreciation and amortization, stock-based compensation expense, write-off of liquidated assets, certain non-recurring, one-time, costs (see above footnotes), income taxes, other income and expense, and other gains / losses. We define Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of total revenue, net for a period. In fiscal year 2020, Adjusted EBITDA was $(20.3) million compared to $(18.0) million in fiscal year 2019, representing margins of (12.9)% and (7.0)% respectively. Adjusted EBITDA has decreased due to the decrease in profitability and net loss. We have the opportunity to improve Adjusted EBITDA as we drive operating expense leverage.

Components of Results of Operations

Total Revenue, Net

Our total revenue, net consists of Subscription and Reserve rental revenue and Other revenue. Total revenue is presented net of promotional discounts, credits and refunds, and taxes.

Subscription and Reserve Rental Revenue.    We generate Subscription and Reserve rental revenue from subscription and a-la-carte (through our Reserve offering) rental fees. We recognize subscription fees ratably over the subscription period, commencing on the date the subscriber enrolls in the subscription program. These fees are collected upon enrollment and any revenue from an unrecognized portion of the subscription period is deferred to the following fiscal period. We recognize a-la-carte rental fees over the rental period, which starts on the date of delivery of the product to the customer. A-la-carte rental orders can be placed up to four months prior to the rental start date and the customer’s payment form is charged upon order confirmation. We defer recognizing the rental fees and any related promotions for a-la-carte rentals until the date of delivery, and then recognize those fees evenly over the four- or eight-day rental period.

Other Revenue.    We generate Other revenue primarily from the sale of products while they are in rental condition. We offer the ability for subscribers and customers to purchase products at a discount to retail price. Payment for the sale of products occurs upon order confirmation while the associated revenue is recognized either at the time the sold product is delivered to the customer or when purchased, if the item is already at home with the customer.

Costs and Expenses

Fulfillment.    Fulfillment expenses consist of all variable costs to receive, process and fulfill customer orders. This primarily includes shipping costs to/from customers and personnel and related costs, which includes salaries and bonuses, and employee benefit costs. Personnel and related costs are related to processing inbound and outbound customer orders, cleaning, restoring and repairing items received from customers, tracking and managing items within our fulfillment center network and ingesting new items received from brands. Fulfillment expenses also include costs of packing materials, cleaning supplies, and other fulfillment-related expenses. We expect fulfillment expense to increase in absolute dollars in future periods to support our growth, especially due to competitive pressures in the labor market which could lead to higher wage rates, and as costs to ship and process orders to/from customers will increase as order volume increases. We expect to continue to invest in automation and other process improvements to support and drive efficiencies in our operations. To the extent we are successful in becoming more efficient in fulfilling orders, and at a magnitude that is able to offset increasing shipping costs, wage rates and cleaning/packing supply price increases, we would expect these expenses to decrease as a percentage of total revenue over the longer term.

Technology.    Technology expenses consist of personnel and related costs for employees engaged in software development and engineering, quality assurance, product, user experience, data science, analytics and information technology-related efforts, net of personnel costs associated with capitalized software. Technology expenses also include professional services, third-party hosting expenses, site monitoring costs, and software and license fees. We expect to increase technology expenses as we continue to invest in our technology stack and grow our infrastructure to support overall growth in our business and distribution network. While these expenses may vary from period to period as a percentage of total revenue, we expect them to decrease as a percentage of total revenue over the longer term.

Marketing.    Marketing expenses include online and mobile marketing, search engine optimization and email costs, marketing personnel and related costs, agency fees, brand marketing, printed collateral, consumer research, and other related costs. We expect marketing expenses to increase as we intend to increase marketing spend to drive the growth of our business and increase our brand awareness. The trend and timing of our brand marketing expenses will depend in part on the timing of marketing campaigns.

General and Administrative.    General and administrative expenses consist of all other personnel and related costs, including customer service, finance, tax, legal, human resources, fashion and photography and fixed operations costs. General and administrative expenses also include occupancy costs (including warehouse-related), photography costs, professional services, credit card fees, general corporate and warehouse expenses, other administrative costs, gains and losses associated with consolidating our foreign subsidiary at each period end, and gains and losses associated with asset disposals and operating lease terminations. We expect to increase general and administrative expenses as we grow our infrastructure to support operating as a public company and the overall growth of the business. We also expect rent expense and other facilities-related costs to increase in the future as we expand our distribution network to support overall business growth and fulfillment cost-reduction initiatives. While these expenses may vary from period to period as a percentage of total revenue, we expect them to decrease as a percentage of total revenue over the longer term.

Rental Product Depreciation and Revenue Share.    Rental product depreciation and revenue share expenses consist of depreciation and write-offs of rental products, and payments under revenue share arrangements with brand partners. We depreciate the cost, less an estimated salvage value, of our owned products (Wholesale and Exclusive Designs items), over the estimated useful lives of these items and, if applicable, accelerate depreciation of the items when they are no longer in rental condition. We recognize the cost of items acquired under Share by RTR, as incurred, through upfront payments and performance-based revenue share payments. We expect rental product depreciation and revenue share expenses to increase in absolute dollars as we continue to support subscriber and customer growth. The amount and proportion of rental product depreciation and revenue share will vary from period to period based on how we acquire items.

Other Depreciation and Amortization.    Other depreciation and amortization expenses consist of depreciation and amortization amounts for fixed assets, intangible assets including capitalized software, and financing right-of-use assets.

Interest Income / (Expense)

Interest income / (expense) consists primarily of accrued paid-in-kind interest, cash interest and debt issuance cost amortization associated with our Ares Facility and Temasek Facility (each as defined below).

Other Income / (Expense)

Other income / (expense) consists primarily of changes in fair value of warrants associated with debt and equity issuances, debt extinguishment costs, proceeds from previous insurance claims and proceeds from monetizing tax credits associated with growth.

Benefit from Income Taxes

Income taxes consist primarily of state minimum taxes. We have established a valuation allowance for our deferred tax assets, including federal and state NOLs. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income in the United States.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations for the periods presented:

	Year Ended January 31,
	2020	2021
	(in millions)
Consolidated Statements of Operations Data:
Revenue:
Subscription and Reserve rental revenue	$235.4	$135.9
Other revenue	21.5	21.6

Total revenue, net	256.9	157.5
Costs and expenses:
Fulfillment	118.1	53.0
Technology	40.2	37.7
Marketing	22.9	8.1
General and administrative	98.9	77.2
Rental product depreciation and revenue share	85.2	89.0
Other depreciation and amortization	21.6	23.0

Total costs and expenses	386.9	288.0

Operating loss	(130.0)	(130.5)
Interest income / (expense), net	(24.0)	(46.6)
Other income / (expense), net	(0.1)	6.0

Net loss before benefit from income taxes	(154.1)	(171.1)
Benefit from income taxes	0.2	—

Net loss	$(153.9)	$(171.1)

Comparison of the Years Ended January 31, 2020 and 2021

Total Revenue, Net.    Total revenue, net was $157.5 million for fiscal year 2020, a decrease of $99.4 million, or 38.7%, compared to $256.9 million for fiscal year 2019. This decrease was primarily driven by the reduction in overall demand directly attributable to the COVID-19 pandemic.

Subscription and Reserve Rental Revenue.    Subscription and Reserve rental revenue was $135.9 million for fiscal year 2020, a decrease of $99.5 million, or 42.3%, compared to $235.4 million for fiscal year 2019. This decrease was primarily driven by the 59% year over year decrease in active subscriber counts as a result of the COVID-19 pandemic.

Other Revenue.    Other revenue was $21.6 million for fiscal year 2020, an increase of $0.1 million, or 0.7%, compared to $21.5 million for fiscal year 2019. This increase was primarily driven by a temporary mix shift from Subscription and Reserve rental revenue to Other revenue during the COVID-19 pandemic. We launched additional resale initiatives and increased promotional activities for resale items in order to increase revenue from subscribers, which resulted in Other revenue representing 13.7% of our total revenue in fiscal year 2020, up from 8.4% in fiscal year 2019.

Costs and Expenses.    Total costs and expenses were $288.0 million for fiscal year 2020, a decrease of $98.9 million, or 25.6%, compared to $386.9 million in fiscal year 2019. This decrease was primarily driven by reduced total shipments to be fulfilled as a result of the COVID-19 pandemic, as well as cost saving initiatives put in place as a direct response to the COVID-19 pandemic’s impact on the overall business.

Fulfillment.    Fulfillment expenses were $53.0 million for fiscal year 2020, a decrease of $65.1 million, or 55.2%, compared to $118.1 million in fiscal year 2019. This decrease was primarily driven by the reduction in total shipments to be fulfilled as a result of the reduced number of active subscribers during the COVID-19 pandemic and the lower number of shipments received by such subscribers. Fulfillment expenses as a percentage of revenue also decreased as a result of efficiencies in transportation rates and fulfillment labor.

Technology.    Technology expenses were $37.7 million for fiscal year 2020, a decrease of $2.5 million, or 6.3%, compared to $40.2 million in fiscal year 2019. This decrease was primarily driven by cost saving initiatives put in place as a result of the impact of the COVID-19 pandemic, including contract renegotiations and technology personnel cost reductions.

Marketing.    Marketing expenses were $8.1 million for fiscal year 2020, a decrease of $14.8 million, or 64.4%, compared to $22.9 million in fiscal year 2019. This decrease was primarily driven by the decision to reduce paid and brand marketing spend during the COVID-19 pandemic in addition to marketing personnel cost reductions. Marketing expenses unrelated to personnel costs were $18.1 million in fiscal year 2019 and $4.2 million in fiscal year 2020, representing 7.0% and 2.7% of total revenue, respectively.

General and Administrative.    General and administrative expenses were $77.2 million for fiscal year 2020, a decrease of $21.7 million, or 21.9%, compared to $98.9 million in fiscal year 2019. This decrease was primarily driven by cost saving initiatives put in place as a result of the impact of the COVID-19 pandemic, including retail store closures and associated personnel and operating expense reductions, contract renegotiations, and other general and administrative personnel cost reductions, partially offset by operating lease disposals as a result of the COVID-19 pandemic. Occupancy expenses (including warehouse-related expenses) contributed to the increase in general and administrative expenses as a percentage of total revenue, increasing from 7.9% in fiscal year 2019 to 11.7% in fiscal year 2020.

Rental Product Depreciation and Revenue Share.    Rental product depreciation and revenue share was $89.0 million for fiscal year 2020, an increase of $3.8 million, or 4.4%, compared to $85.2 million in fiscal year 2019. This increase was primarily driven by increased performance based and upfront revenue share payments related to a higher penetration of items acquired through Share by RTR in fiscal year 2020. Rental product depreciation and revenue share increased to 56.5% of total revenue in fiscal year 2020, compared to 33.2% in fiscal year 2019. This increase was primarily driven by a higher level of product on hand relative to depressed active subscriber and revenue levels due to COVID-19.

Other Depreciation and Amortization.    Other depreciation and amortization was $23.0 million for fiscal year 2020, an increase of $1.4 million, or 6.7%, compared to $21.6 million in fiscal year 2019. This increase was primarily driven by an increase in capitalized software amortization and the timing of depreciation expense associated with assets related to the build out of our new corporate HQ office in Brooklyn, NY put in use in fiscal year 2020.

Interest Income / (Expense), Net.    Interest expense, net was $46.6 million for fiscal year 2020, an increase of $22.6 million, or 93.9%, compared to $24.0 million for fiscal year 2019. This increase was primarily driven by the incremental accrued payment-in-kind interest and cash interest related to the additional draw downs on our Temasek Facility and payment-in-kind interest, or PIK, related to the addition of our Ares Facility. Of the $46.6 million total interest expense in fiscal year 2020, $36.9 million was PIK interest, $4.4 million was cash and financing lease interest and $5.1 million was debt discount amortization, compared with $19.8 million PIK interest, $1.0 million cash and financing lease interest and $3.2 million debt amortization in fiscal year 2019.

Other Income / (Expense), Net.    Other income / (expense), net was $6.0 million for fiscal year 2020, an increase of $6.1 million, compared to $(0.1) million for the fiscal year 2019. This increase was primarily driven by the receipt of insurance claim proceeds and monetization of a tax credit, partially offset by a loss on debt extinguishment, all of which did not occur in the prior year.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data by quarter from the first quarter of 2019 to the first quarter of 2021. The unaudited quarterly consolidated results of operations set forth below have been prepared on the same basis as our audited consolidated financial statements and in our opinion contains all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of this financial information. You should read the following information in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period.

	Three Months Ended
	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021
Consolidated Statement of Operations Data:	(in millions, except share and per share amounts)
Revenue:
Subscription and Reserve rental revenue	$50.6	$58.6	$59.2	$67.0	$52.3	$24.0	$30.5	$29.1	$29.8
Other revenue	4.8	4.8	5.1	6.8	7.3	4.9	5.0	4.4	3.7

Total revenue, net	55.4	63.4	64.3	73.8	59.6	28.9	35.5	33.5	33.5
Costs and expenses:
Fulfillment	23.7	27.9	33.7	32.8	23.0	9.8	11.0	9.2	8.8
Technology	8.3	9.1	10.9	11.9	10.6	8.0	9.4	9.7	9.7
Marketing	4.6	4.9	6.3	7.1	3.9	1.2	1.4	1.6	2.6
General and administrative	19.2	23.4	28.5	27.8	24.6	17.4	17.9	17.3	19.0
Rental product depreciation and revenue share	17.9	17.9	21.7	27.7	26.5	20.5	22.1	19.9	16.6
Other depreciation and amortization	3.9	5.1	6.3	6.3	6.1	5.6	5.7	5.6	5.1

Total costs and expenses	77.6	88.3	107.4	113.6	94.7	62.5	67.5	63.3	61.8

Operating loss	(22.2)	(24.9)	(43.1)	(39.8)	(35.1)	(33.6)	(32.0)	(29.8)	(28.3)
Interest income / (expense), net	(5.6)	(5.2)	(5.6)	(7.6)	(8.9)	(11.5)	(11.8)	(14.4)	(14.5)
Other income / (expense), net	—	(0.1)	—	—	0.9	0.2	(0.5)	5.4	0.5

Net loss before benefit from income taxes	(27.8)	(30.2)	(48.7)	(47.4)	(43.1)	(44.9)	(44.3)	(38.8)	(42.3)
Benefit from income taxes	—	—	—	0.2	—	—	—	—	—

Net loss	$(27.8)	$(30.2)	$(48.7)	$(47.2)	$(43.1)	$(44.9)	$(44.3)	$(38.8)	$(42.3)

Net loss per share attributable to common stockholders, based and diluted	$(2.56)	$(2.78)	$(4.45)	$(4.30)	$(3.88)	$(4.04)	$(3.98)	$(3.48)	$(3.75)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,838,607	10,894,782	10,945,994	10,976,735	11,112,667	11,112,706	11,115,005	11,127,721	11,287,251

The following table sets forth our quarterly key business and financial metrics by quarter from the first quarter of 2019 to the first quarter of 2021. The calculation of the key business and financial metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors, limiting the usefulness of those measures for comparative purposes. These key business and financial metrics are not meant to be considered as indicators of our financial performance in isolation from or as a substitute for our financial information prepared in accordance with GAAP and should be considered in conjunction with other metrics and components of our results of operations, such as each of the other key business and financial metrics and our total revenue, net, fulfillment expenses and net loss.

	Three Months Ended
	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021
	($ in millions)
Active subscribers (at the end of period)	101,607	106,192	118,827	133,572	52,886	54,228	65,545	54,797	74,018
Gross profit	$13.8	$17.6	$8.9	$13.3	$10.1	$(1.4)	$2.4	$4.4	$8.1
Gross profit excluding product depreciation	30.8	34.0	27.9	36.6	32.2	14.6	19.2	19.4	20.8
Adjusted EBITDA	0.8	(1.1)	(10.6)	(7.1)	(3.1)	(7.5)	(5.4)	(4.3)	(6.2)

The following table presents a reconciliation of total revenue, net, the most comparable GAAP financial measure, to each of Fulfillment Profit, Gross Profit Excluding Product Depreciation, and Contribution Profit, respectively, by quarter from the first quarter of 2019 to the first quarter of 2021:

	Three Months Ended
	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021
	(in millions)
Total revenue, net	$55.4	$63.4	$64.3	$73.8	$59.6	$28.9	$35.5	$33.5	$33.5
Fulfillment	23.7	27.9	33.7	32.8	23.0	9.8	11.0	9.2	8.8

Fulfillment profit	31.7	35.5	30.6	41.0	36.6	19.1	24.5	24.3	24.7
Revenue share	0.9	1.5	2.7	4.4	4.4	4.5	5.3	4.9	3.9

Gross profit excluding product depreciation	30.8	34.0	27.9	36.6	32.2	14.6	19.2	19.4	20.8
Rental product depreciation	17.0	16.4	19.0	23.3	22.1	16.0	16.8	15.0	12.7

Gross profit	13.8	17.6	8.9	13.3	10.1	(1.4)	2.4	4.4	8.1
Credit card processing fees	1.9	1.9	2.1	2.3	1.7	0.9	1.0	0.8	1.0

Contribution profit	11.9	15.7	6.8	11.0	8.4	(2.3)	1.4	3.6	7.1
Technology	8.3	9.1	10.9	11.9	10.6	8.0	9.4	9.7	9.7
Marketing	4.6	4.9	6.3	7.1	3.9	1.2	1.4	1.6	2.6
General and administrative (excluding credit card processing fees)	17.3	21.5	26.4	25.5	22.9	16.5	16.9	16.5	18.0
Other depreciation and amortization	3.9	5.1	6.3	6.3	6.1	5.6	5.7	5.6	5.1

Operating loss	$(22.2)	$(24.9)	$(43.1)	$(39.8)	$(35.1)	$(33.6)	$(32.0)	$(29.8)	$(28.3)

The following table presents a reconciliation of net loss, the most comparable GAAP financial measure, to Adjusted EBITDA by quarter from the first quarter of 2019 to the first quarter of 2021:

	Three Months Ended
	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021
	(in millions)
Net loss	$(27.8)	$(30.2)	$(48.7)	$(47.2)	$(43.1)	$(44.9)	$(44.3)	$(38.8)	$(42.3)
Interest (income) / expense, net (1)	5.6	5.2	5.6	7.6	8.9	11.5	11.8	14.4	14.5
Rental product depreciation	17.0	16.4	19.0	23.3	22.1	16.0	16.8	15.0	12.7
Other depreciation and amortization (2)	3.9	5.1	6.3	6.3	6.1	5.6	5.7	5.6	5.1
Stock compensation (3)	1.4	1.5	2.0	1.9	2.0	1.8	2.5	1.9	1.9
Write-off of liquidated assets (4)	0.7	0.5	1.6	1.3	0.6	0.3	0.7	1.7	1.4
Non-recurring adjustments (5)	—	0.3	3.6	(0.1)	1.2	2.0	0.7	0.3	1.0
Benefit from income taxes	—	—	—	(0.2)	—	—	—	—	—
Other (income) / expense, net	—	0.1	—	—	(0.9)	(0.2)	0.5	(5.4)	(0.5)
Other (gains) / losses (6)	—	—	—	—	—	0.4	0.2	1.0	—

Adjusted EBITDA	$0.8	$(1.1)	$(10.6)	$(7.1)	$(3.1)	$(7.5)	$(5.4)	$(4.3)	$(6.2)

(1)

Includes debt discount amortization of $1.1 million, $0.1 million, $1.0 million, $1.0 million, $1.0 million, $1.0 million, $1.1 million, $2.0 million and $2.2 million in the three months ended April 30, 2019, July 31, 2019, October 31, 2019, January 31, 2020, April 30, 2020, July 31, 2020, October 31, 2020, January 31, 2021 and April 30, 2021, respectively.

(2)	Includes non-rental product depreciation and capitalized software amortization.

(3)	Reflects the non-cash expense for stock-based compensation.

(4)	Reflects the write-off of the remaining book value of liquidated products that had previously been held for sale.

(5)

Non-recurring adjustments for the three months ended October 31, 2019 include $2.9 million of costs related to a September 2019 software outage. Remaining non-recurring adjustments in fiscal year 2019 relate primarily to legal costs and settlements. Non-recurring adjustments in fiscal year 2020 include costs associated with COVID-19-related matters including severance, furlough benefits, one-time bonuses and related legal fees of $0.9 million, $1.9 million, $0.2 million and $0.1 million for the three months ended April 30, 2020, July 31, 2020, October 31, 2020 and January 31, 2021, respectively. Non-recurring adjustments for the three months ended October 31, 2020 include $0.5 million of shipping carrier transition costs. Non-recurring adjustments for the three months ended April 30, 2021 include $0.9 million of costs associated with public readiness preparation.

(6)	Includes costs associated with the write-off of asset disposals, operating lease termination and foreign exchange.

Quarterly Trends

Our quarterly revenue increased for the periods presented through the first quarter of fiscal year 2020 primarily due to increases in the number of active subscribers. Our quarterly revenue fluctuated in the remaining periods presented primarily due to the impacts of the COVID-19 pandemic. Beginning in March 2020, positivity rates and shelter-in-place restrictions significantly reduced consumer demand for our Subscription and Reserve offerings, and we saw our the number of active subscribers decrease. However, a significant number of our subscribers put their membership on pause rather than canceling. Throughout fiscal year 2020 and in the first quarter of fiscal year 2021, we observed that our the number of active subscribers were closely tied to COVID-19 positivity rates and social distancing/shelter-at-home restrictions, resulting in an overall reduction in revenue and revenue growth rates compared to pre-COVID-19 levels during this period.

As COVID-19 restrictions have been relaxed and virus positivity rates declined in fiscal year 2021, we have seen increased demand for our offerings though our quarterly revenue remains below pre-COVID-19 levels. As a result of the Delta variant, new restrictions are being contemplated and implemented by workforces and federal, state and local government officials, which could result in a reduction in revenue and revenue growth rates. As of the date of this prospectus, we do not believe our customer demand and operations have been significantly impacted, but we continue to monitor the pandemic and impact on consumer demand.

Our operating expenses increased for the four quarters of fiscal year 2019 as we scaled to support our growth in operations. In fiscal year 2020, we implemented several cost-saving measures to withstand the COVID-19 pandemic. For example, we paused paid advertising and marketing activities, announced the permanent closure of our brick and mortar retail stores and resized our workforce in our fulfillment centers to better align labor to demand and manage our fulfillment expenses. Overall, during fiscal year 2020, we laid off 33% and furloughed 37% of all employees. In addition, the financial actions we took resulted in a 53% reduction in operating expenses, capital expenditures and product costs, as compared to our pre-COVID-19 budget for April 2020 through January 2021.

The full extent to which the COVID-19 pandemic, including the spread of any new strains, such as the Delta variant, will directly or indirectly impact our business, quarterly results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. For additional details, refer to the section titled “Risk Factors.”

Non-GAAP Financial Metrics

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial metrics are useful in evaluating our performance. These non-GAAP financial metrics are not meant to be considered as indicators of our financial performance in isolation from or as a substitute for our financial information prepared in accordance with GAAP and should be read only in conjunction with financial information presented on a GAAP basis. There are limitations to the use of the non-GAAP financial metrics presented in this prospectus. For example, our non-GAAP financial metrics may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial metrics differently than we do, limiting the usefulness of those measures for comparative purposes.

Reconciliations of each of the below non-GAAP financial metrics to its most directly comparable GAAP financial measure are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial metrics for each of the periods presented. In future periods, we may exclude similar items, may incur income and expenses similar to these excluded items, and may include other expenses, costs and non-recurring items.

Fulfillment Profit, Gross Profit Excluding Product Depreciation and Contribution Profit.    We use Fulfillment Profit to measure the efficiency of the inbound, outbound and processing cost of each shipment. We use

Gross Profit Excluding Product Depreciation to measure our total variable profit excluding non-cash expenses as an indicator of the cash gross profit available to cover our operating expenses and capital expenditures. We use Contribution Profit to measure the overall efficiency of our business model, including fulfillment expense, total product costs and credit card fees. See “—Our Financial Model” for how we define each of Fulfillment Profit, Gross Profit Excluding Product Depreciation and Contribution Profit and related terms.

The following table presents a reconciliation of Total revenue, net, the most comparable GAAP financial measure, to each of Fulfillment Profit, Gross Profit Excluding Product Depreciation, and Contribution Profit, respectively, for the years ended January 31, 2020 and 2021:

	Year Ended January 31,
	2020	2021
	(in millions)
Total revenue, net	$256.9	$157.5
Fulfillment	118.1	53.0

Fulfillment profit	138.8	104.5

Revenue share	9.5	19.1

Gross profit excluding product depreciation	129.3	85.4
Rental product depreciation	75.7	69.9

Gross profit	53.6	15.5

Credit card processing fees	8.2	4.4

Contribution profit	45.4	11.1

Technology	40.2	37.7
Marketing	22.9	8.1
General and administrative (excluding credit card processing fees)	90.7	72.8
Other depreciation and amortization	21.6	23.0

Operating loss	$(130.0)	$(130.5)

Adjusted EBITDA.    Adjusted EBITDA is included in this prospectus because it is a key performance measure used by management to assess our operating performance and the operating leverage of our business.

The following table presents a reconciliation of net loss, the most comparable GAAP financial measure, to Adjusted EBITDA for the years ended January 31, 2020 and 2021:

	Year Ended January 31,
	2020	2021
	(in millions)
Net loss	$(153.9)	$(171.1)
Interest (income) / expense, net (1)	24.0	46.6
Rental product depreciation	75.7	69.9
Other depreciation and amortization (2)	21.6	23.0
Stock compensation (3)	6.8	8.2
Write-off of liquidated assets (4)	4.1	3.3
Non-recurring adjustments (5)	3.8	4.2
Benefit from income taxes	(0.2)	—
Other (income) / expense, net	0.1	(6.0)
Other (gains) / losses (6)	—	1.6

Adjusted EBITDA	$(18.0)	$(20.3)

(1)	Includes debt discount amortization of $3.2 million in fiscal year 2019 and $5.1 million in fiscal year 2020.
(2)	Includes non-rental product depreciation and capitalized software amortization.
(3)	Reflects the non-cash expense for stock-based compensation.
(4)	Reflects the write-off of the remaining book value of liquidated products that had previously been held for sale.
(5)

Fiscal year 2019 Non-recurring adjustments includes $2.8 million of costs related to a September 2019 software outage and $1.0 million related to legal costs and settlements. Fiscal year 2020 Non-recurring adjustments includes $3.2 million of costs associated with COVID-19-related matters including severance, furlough benefits, one-time bonuses and related legal fees and $0.5 million of shipping carrier transition costs.

(6)	Includes costs associated with the write-off of asset disposals, operating lease termination and foreign exchange.

Liquidity and Capital Resources

Since our founding, we have financed our operations primarily from net proceeds from the sale of redeemable preferred stock, common stock and debt financings. As of January 31, 2021, we had cash and cash equivalents of $95.3 million and restricted cash of $13.9 million ($3.4 million current and $10.5 million noncurrent), which were primarily held for working capital purposes, and an accumulated deficit of $589.4 million.

We expect that operating losses and negative cash flows from operations could continue in the foreseeable future as we continue to acquire products and increase other investments in our business. We believe our existing cash and cash equivalents and available access to equity and debt financing will be sufficient to meet our working capital and capital expenditures needs and allow us to comply with our debt covenants for at least the next 12 months from the date of this prospectus.

Our future capital requirements will depend on many factors, including, but not limited to, growth in the number of customers and active subscribers and the timing of investments in technology and personnel to support the overall growth in our business. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. In the event that additional financing is required from outside sources, we may not be able to negotiate terms acceptable to us or at all. In particular, the recent COVID-19 pandemic has caused disruption in the global financial markets, which could reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended January 31,
	2020	2021
	(in millions)
Net cash used in operating activities	$(37.6)	$(42.8)
Net cash used in investing activities	(138.6)	(58.4)
Net cash provided by financing activities	177.9	168.5

Net increase in cash and cash equivalents and restricted cash	1.7	67.3
Cash and cash equivalents and restricted cash at beginning of year	40.2	41.9

Cash and cash equivalents and restricted cash at end of year	$41.9	$109.2

Cash Flows from Operating Activities.    For fiscal year 2020, net cash used in operating activities was $42.8 million, which consisted of a net loss of $(171.1) million, partially offset by non-cash charges of $145.2 million, proceeds from rental product sold of $17.9 million and a net change of $1.0 million in our operating assets and liabilities. The non-cash charges were primarily comprised of $70.8 million of rental product depreciation and write-off expenses, $36.9 million of payment-in-kind interest, $8.2 million of stock-based compensation, $5.2 million of debt discount amortization, gain from remeasurement of the warrant liability, and debt extinguishment costs and $24.1 million of other property and equipment and software depreciation and amortization. Cash flow from operating activities excludes proceeds received from sales of owned rental products that are still in rentable condition; such proceeds are included in cash flow from investing activities.

For fiscal year 2019, net cash used in operating activities was $37.6 million, which consisted of a net loss of $(153.9) million, partially offset by non-cash charges of $127.5 million, proceeds of sale of rental product of $19.3 million and a net change of $8.1 million in our operating assets and liabilities. The non-cash charges were primarily comprised of $76.1 million of rental product depreciation and write-off expenses, $19.0 million of payment-in-kind interest, $6.8 million of stock-based compensation, $4.1 million of debt discount amortization and $21.6 million of other PPE and software depreciation and amortization.

Cash Flows from Investing Activities.    For fiscal year 2020, net cash used in investing activities was $58.4 million, consisting of $54.9 million of purchases of rental product and $23.8 million of purchases of property and equipment. Both types of spend were materially reduced from their initial planned spend at the onset of the COVID-19 pandemic. The majority of the investment in rental product was to support the planned demand growth prior to the onset of COVID-19, of which $38.8 million was purchased prior to COVID-19. The majority of the investment in property and equipment is related to the investment in automation assets and additional processing machinery and equipment for our warehouses in addition to the buildout of our new headquarters in Brooklyn, NY and capitalized technology labor for multi-warehouse operations processing, site reliability and new membership site functionality. The cash used in investing activities was partially offset by $17.9 million of proceeds from sale of owned rental products and $2.4 million of proceeds from sales of liquidated rental products.

For fiscal year 2019, net cash used in investing activities was $138.6 million, consisting of $117.7 million of purchases of rental product and $43.8 million of purchases of property and equipment. The investment in rental product was to support our growth in customer demand. The majority of the investment in property and equipment is related to the buildout of the Arlington warehouse which opened during fiscal year 2019 and investment in automation assets and additional processing machinery and equipment for our Secaucus warehouse. The cash used in investing activities was partially offset by $19.3 million of proceeds from sale of owned rental products and $3.6 million of proceeds from sales of liquidated rental products.

Cash Flows from Financing Activities.    During fiscal year 2020, net cash provided by financing activities was $168.5 million, consisting primarily of net proceeds from issuance of debt of $107.7 million and $60.4 million from the issuance of redeemable preferred stock.

During fiscal year 2019, net cash provided in financing activities was $177.9 million, consisting primarily of net proceeds from issuance of debt of $42.6 million and $133.8 million from the issuance of redeemable preferred stock.

Indebtedness

Bank of America Credit Facility.    We entered into a revolving credit facility in April 2019, as subsequently amended in June 2020, with Bank of America as agent and lender, and Barclays Bank PLC and Goldman Sachs Bank USA as additional lenders, which we refer to as our Bank of America Credit Facility. In October 2020, we entered into the Ares Facility (as defined below) and repaid in full the outstanding balance of the Bank of America Facility in the amount of $29.5 million, and terminated the credit commitments. The outstanding balance on the Bank of America Credit Facility as of January 31, 2020 and 2021, was $44.0 million and $0, respectively.

Temasek Credit Facility.    We entered into a subordinated, junior lien loan agreement in July 2018, as subsequently amended in December 2018, April 2019, November 2019, June 2020, August 2020 and October 2020, with Double Helix Pte Ltd. as administrative agent for Temasek Holdings, which we refer to as our Temasek Facility. We drew $100.0 million of the initial commitments on the closing date and another $50.0 million in November 2019. We drew the remaining $50.0 million of the initial commitments and $30.0 million subsequent commitments in March 2020. The initial commitments bear an interest rate of 15% per annum that accrue as non-cash interest and, after the third anniversary of the loan, we can elect to pay cash interest at 13% per annum in lieu of the 15% non-cash interest. The subsequent commitments bear a cash interest rate of 13% per annum, payable quarterly. If the initial commitments are prepaid or accelerated prior to the fourth anniversary of the loan, we are subject to a prepayment premium. If the subsequent commitments are prepaid or accelerated prior to the 18-month anniversary of the loan, we are subject to prepayment premium amounts. The Temasek Facility contains various events of default, the occurrence of which could result in the acceleration of obligations under the Temasek Facility.

The Temasek Facility matures in July 2023. The outstanding balance on the Temasek Facility as of January 31, 2021 consisted of $230.0 million of outstanding principal, $62.2 million of payment-in-kind interest, netted with $1.9 million of unamortized debt discount.

Ares Credit Facility.    We entered into a first lien facility in October 2020, as subsequently amended in April 2021, with Alter Domus (US) LLC as administrative agent for Ares Corporate Opportunities Fund V, L.P., or Ares, which we call the Ares Facility. In conjunction with the incurrence of the Ares Facility, we issued 1,695,955 shares of our Series G preferred stock to Ares for $25.0 million in aggregate proceeds. The Ares Facility bears an interest rate of 8% per annum to be accrued as non-cash interest, or we can elect to pay cash interest at 6.5% per annum, and the facility is secured by substantially all of our assets. The Ares Facility requires the original principal to begin to be repaid quarterly at 0.25% starting January 31, 2021 and an exit payment of $1.5 million to be paid once the facility matures or the original principal of $75.0 million is paid in full. The Ares Facility also requires we meet specified financial covenants that are measured based on pre-defined consolidated EBITDA thresholds starting in the second quarter of fiscal year 2021. The consolidated EBITDA covenant allows for an equity cure under certain circumstances. The April and May 2021 Series G proceeds may be applied cumulatively as an equity cure for the quarters ending July 31, 2021 through October 31, 2022. The consolidated EBITDA covenant applies through the quarter ending July 31, 2023. After October 31, 2022, the consolidated EBITDA covenant thresholds increase in each successive quarterly period and continue to allow for an equity cure; however, the proceeds from the April and May 2021 Series G issuances are no longer permitted to be applied. See Note 7 to our audited consolidated financial statements included elsewhere in this prospectus. The Ares Facility requires mandatory prepayment upon defined triggering events as well as permitting optional prepayments and certain of the mandatory prepayment triggering items are subject to a prepayment premium. The Ares Facility contains various events of default, the occurrence of which could result in the acceleration of obligations under the Ares Facility.

The Ares Facility matures at the earlier of October 2023 or 91 days prior to the maturity of the Temasek Facility. The outstanding balance on the Ares Facility as of January 31, 2021 consisted of $75.0 million of outstanding principal, $1.6 million of payment-in-kind interest, netted with $10.9 million of unamortized debt discount and debt issuance costs.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of January 31, 2021:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Financing lease liabilities	$0.4	$0.2	$0.2	$—	$—
Operating lease liabilities	117.8	15.7	24.8	19.5	57.8
Long term debt(1)	368.8	0.9	367.9	—	—

Total	$487.0	$16.8	$392.9	$19.5	$57.8

(1)

Consists of our Ares Facility, which had an outstanding balance as of January 31, 2021 of $75.0 million of outstanding principal, $1.6 million of payment-in-kind interest, and our Temasek Facility, which had an outstanding balance as of January 31, 2021 of $230.0 million of outstanding principal, $62.2 million of payment-in-kind interest.

For additional discussion on our financing lease liabilities, operating lease liabilities and long term debt, see Notes 4 and 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenue. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods, as well as related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize rental revenue from subscription and on-demand rental fees in accordance with ASC 842. Subscription fees are recognized ratably over the subscription period, commencing on the date the subscriber enrolls in the rental program. We also recognize fees for on-demand rentals ratably over the rental period, which starts with the date of delivery of rental product to the customer.

We recognize revenue from the sale of rental product to our customers in accordance with ASC 606. Sale of rental product occurs in two forms: (i) liquidation at the end of the useful life and (ii) customer purchase of rental product at a discounted price, calculated as a percentage of retail value. The single performance obligation associated with rental product sales is generally satisfied upon delivery of the rental product to the customer.

Revenue is presented net of promotional discounts, customer credits and returns. Promotional discounts are recognized in accordance with either ASC 842 or ASC 606, based on the revenue recognition guidance applied to the rental fees or product sales to which the promotional discounts are related. Revenue is presented net of taxes that are collected from customers and remitted to governmental authorities.

A liability is recognized at the time a customer credit or a gift card is issued, and revenue is recognized upon redemption of the credit or gift card. Customer credits and gift cards do not have expiration dates. Over time, a portion of these instruments is not redeemed. We recognize breakage income based on the redemption pattern method. We continue to maintain the full liability for the unredeemed portion of the credits and gift cards for any legal obligation to remit such credits to government authorities in relevant jurisdictions.

Rental Product

We consider rental product to be a long-term productive asset and, as such, classify it as a noncurrent asset on the consolidated balance sheets. Rental product is stated at cost, less accumulated depreciation. We depreciate rental product, less an estimated salvage value, over the estimated useful lives of the assets using the straight-line method. The useful life is determined based on historical trends and an assessment of any future changes. The salvage value considers the historical trends and projected liquidation proceeds for the assets.

Right of Use Assets

Right-of-use assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of lease payments over the expected lease term. The estimated incremental borrowing rate, used to determine the present value of future minimum lease payments, is determined at the lease effective date or lease commencement date, whichever is later, and is subsequently reassessed upon modification to the lease arrangement. The determination of the estimated incremental borrowing rate requires judgement and is primarily based on publicly available information for companies within the same industry and with similar credit profiles.

Share-Based Compensation

We measure share-based compensation expense for all equity classified awards based on the estimated fair value of the awards on the date of grant. The fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period of the award. We estimate grant date fair value of stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the following:

•

Fair value of common stock. Because our common stock is not yet publicly traded, we are required to estimate the fair value of its common stock. The fair value of the shares of common stock underlying the stock options has historically been determined by a third-party valuation firm and approved by our Board of Directors. The fair value of our common stock is determined by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, among other factors.

•

Expected volatility. As a result of the lack of historical and implied volatility data of our common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in its industry for a period equal to the expected life of the option. We selected companies with comparable characteristics to it, including enterprise value, risk profiles, and position within the industry, and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

•

Expected term. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the stock options’ vesting terms and contractual terms, estimated employee termination behavior, and potential future stock price outcomes.

•	Risk-free interest rate. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.

•	Expected dividend yield. The expected dividend assumption is based on our history and expectation of dividend. We have not paid dividends and do not expect to do so in the foreseeable future.

Upon grant of awards, we also estimate an amount of forfeitures that will occur prior to vesting. We estimate forfeitures based on the dynamic forfeiture model based on our historical forfeitures of stock options adjusted to reflect future changes in facts and circumstances, if any.

We have also granted RSUs which vest only upon satisfaction of both time-based service and performance-based conditions. As of January 31, 2021, we have not recognized share-based compensation expense for awards with performance-based conditions which include a qualifying event because the qualifying event is not probable. In the period in which the qualifying event, such as an initial public offering, becomes probable, we will record a cumulative one-time share-based compensation expense determined using grant-date fair values. Share-based compensation related to any remaining time-based service after the qualifying event will be recorded over the remaining requisite service period. We will record share-based compensation expense for RSUs on an accelerated attribution method over the requisite service period, which is generally 4 years, and only if performance-based conditions are considered probable to be satisfied. The total unrecorded share-based compensation expense related to these awards was $12.7 million as of January 31, 2021. The total unrecorded share-based compensation expense relating to RSUs for which the time-based service vesting condition had been satisfied or partially satisfied as of January 31, 2021 was $7.6 million, which represents the amount of cumulative compensation expense that would have been recognized in our financial statements had the initial public offering been determined to be probable at January 31, 2021.

Warrants

Our warrants that do not meet the criteria for equity treatment must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The warrants are valued using a Black-Scholes option pricing model. The assumptions used in preparing the model include estimates such as fair value of the underlying shares, expected volatility, expected term, risk-free interest rate and expected dividend yield. This valuation model uses unobservable market share price input on a recurring basis, and therefore the liability is classified as Level 3.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

JOBS Act

We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have elected to adopt new or revised accounting guidance within the same time period as private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period. Accordingly, our utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

BUSINESS

Our Mission

Our mission is to power women to feel their best every day.

Since our founding, we have disrupted the trillion-dollar fashion industry and changed the way women get dressed by creating the world’s first Closet in the Cloud: a dream closet filled with a massive selection of designer styles to rent, wear and return (or keep!).

Overview

We built the world’s first and largest shared designer closet — what we call the Closet in the Cloud — with over 18,000 styles by over 750 designer brands that has transformed the way women get dressed by letting them wear whatever they want, without having to own it. We give customers ongoing access to our “Unlimited Closet” through our Subscription offerings or the ability to rent a-la-carte through our Reserve offering. We also give our subscribers and customers the ability to buy our products through our Resale offering. Our Closet in the Cloud offers a wide assortment of items for every occasion, from evening wear and accessories to ready-to-wear, workwear, denim, casual, maternity, outerwear, blouses, knitwear, loungewear, jewelry, handbags, activewear, ski wear, home goods and kidswear. We have served over 2.5 million lifetime customers across all of our offerings and we had total subscribers (active and paused) as of                 , 2021. In the first six months of fiscal year 2021,                % of our total revenue was generated by subscribers.

We have created a two-sided discovery engine: customers are finding new brands they love and brand partners are finding new customers they need. For customers, we unlock freedom of self-expression through access to our “Unlimited Closet” that has a constantly rotating supply of styles for all occasions, seasons, moods and price points. This leads to deep engagement with our platform as customers discover new brands they love. Brand partners are able to tap into our large, engaged community to discover new customers and get unparalleled data insights. All of this helps them grow their businesses and encourages them to partner more closely with us over time.

Through Our Two-Sided Discovery Engine, **Customers Find New Brands They Love and Brands Find New Customers They Need**

Deeper Brand Engagement
Vast Quality, Actionable Data & Revenue Growth
Magical Experience
Brands
Customers
Customer Discovery
Brand Discovery
Customer Engagement & Word of Mouth

When our customers use Rent the Runway, they experience the magic of accessing an “Unlimited Closet” while saving money and time and reducing clothing waste. We deliver significant financial value to customers, with our average subscriber wearing clothes worth more than 20 times what she pays for a monthly RTR subscription on an annualized basis (more than $37,000 in designer retail value annualized for the first six months of fiscal year 2021).17 We have become an everyday utility; our average subscriber wears Rent the Runway 83 days per year. Even in fiscal year 2020, a year impacted by shelter-in-place orders and lack of in-office work or social events, our average subscriber wore RTR 74 days of the year. We believe that the convenience of our service and access to a broad assortment of designer brands, categories and styles helps drive our strong customer engagement.

Our tremendous selection is enabled by our designer brand partnerships. We source our products directly from over 750 brand partners that include many of the most renowned and relevant names in the fashion industry. Our platform continues to be a valued launching pad for new and emerging brands and a business builder for existing brands. The transformative nature of our customer value proposition means our customers are younger and different from other audiences our brands are exposed to. Approximately 91% of our brand partners work with us because we introduce them to new, desirable customers and deepen awareness of their brands. Over the last 12 years, we have fostered strong relationships with our brand partners and we have retained nearly 100% of our brand partners.

Our Closet in the Cloud connects our deeply engaged customers and our differentiated brand partners on a powerful platform built around our brand, data, logistics and technology advantages.

•

Brand Partner Advantage. Our assortment contains thousands of new, current season styles procured from our brand partners that luxury competitors simultaneously carry - all available for subscription, a-la-carte rental, and resale at much lower prices. We believe our engaged and loyal customer base paired with the data that we provide to our brand partners makes us an essential destination for many of the world’s most important brands. As we have grown, our commercial relationships with our brand partners have evolved to balance our margins and the capital needs of our business.

•

Data Advantage. We capture a vast amount of unique, actionable data on our customers and products. We leverage this data to create benefits for our customers (deep personalization of styles and fit), brand partners (understanding of customer demand patterns and garment lifecycle) and our business (higher subscriber lifetime value and better product return on investment).

•

Technology and Logistics Advantage. We have developed a proprietary operating system for the sharing economy of physical goods that pairs proprietary intelligent software with differentiated infrastructure and hardware. Our expertise in vertically integrated just-in-time reverse logistics and garment science allows us to achieve multi-year monetization on our garments. We have also built a custom front-end platform that supports all of our offerings in one easy experience for the customer.

Since our inception, organic growth, or word-of-mouth marketing, has been a key advantage for RTR. Because of the self-confidence they feel when they rent, the majority of our customers publicly share their love of the Rent the Runway experience on social media and in their personal lives, which helps drive brand awareness and new customer acquisition. Our “Unlimited Closet” inspires women to experiment with fashion and rent bold, colorful, dynamic pieces that become natural conversation starters with their friends and family and create strong virality for the platform. As a result, since our founding, we have spent less than 10% of total revenue on marketing, and our growth has been mostly organic.

[17]

We calculate designer retail values using original retail and/or comparable value prices. An original retail price is the price at which the manufacturer suggested that retailers in the marketplace, including department stores and specialty retailers, sell the item in new condition. A comparable value price is used for our Exclusive Designs and is based on an evaluation of prices for new comparable merchandise sold elsewhere in the marketplace.

Approximately 88% of our customers over the last 12 years have been acquired organically. Our brand and deeply engaged community have allowed us to acquire customers efficiently even as we have scaled.

We generate revenue from our Subscription, Reserve and Resale offerings. The majority of revenue comes from our Subscription offering, which is highly recurring and drives customer engagement.

We have achieved the following operating and financial results:

•	We had 147,866 and 95,245 total subscribers at the end of fiscal year 2019 and fiscal year 2020, respectively, and 133,572 and 54,797 active subscribers (excluding paused subscribers), respectively;

•	Revenue was $256.9 million and $157.5 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Gross Profit was $53.6 million and $15.5 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Gross Profit Excluding Product Depreciation was $129.3 million and $85.4 million in fiscal year 2019 and fiscal year 2020, respectively;

•	Net Loss was $(153.9) million and $(171.1) million in fiscal year 2019 and fiscal year 2020, respectively; and

•	Adjusted EBITDA was $(18.0) million and $(20.3) million in fiscal year 2019 and fiscal year 2020, respectively.

Trends in Our Favor

We are witnessing trends that are driving consumer and brand behavior in our favor, though the extent to which they may be impacted by the COVID-19 pandemic remains uncertain.

Consumer Trends

Some of the key trends impacting consumers in our industry include:

•

Shift from Ownership to Access: The shift from ownership to access has been rapid across many categories and has expanded the total addressable market opportunity by reducing barriers to entry from music to media to homes. In 2020, access models represented 64% of the U.S. recorded music market, 71% of the U.S. home entertainment market and 17% of the U.S. hospitality market. Businesses such as Spotify, Netflix and Airbnb have been built in the transition to access and we believe that the apparel industry is ripe for this same disruption. We are at the beginning of a revolution of how people choose to dress and express themselves. Across the retail landscape, many customers are acting in a manner that already mirrors an access/rental model, by returning items more frequently, through buying and reselling secondhand clothing, and by purchasing and disposing of fast fashion, often within 12 months.

•

Desire for Variety and Newness: Consumers are increasingly seeking variety and newness in their wardrobes. Closets are growing and, according to the Wall Street Journal, the average consumer buys approximately 70 items of clothing per year as compared to 40 items per year in 1990. Yet as we buy more, we wear less. The consumer preference for newness means 55% of the closet is not worn regularly, leading to massive financial and environmental waste. The average consumer already operates with a rental mentality. 33% of women consider an outfit to be “old” after wearing it fewer than three times.[18]

[18]	Hubbub, Inc.

•

Growth of Online Shopping: Despite the fact that closets are growing, online sales represent the fastest growing part of the apparel market. U.S. online apparel grew at a 17% CAGR between 2015 and 2020 while the broader apparel sector declined, according to Euromonitor. Mobile has seen even faster growth as consumers increasingly use their smartphones to discover and shop. According to Euromonitor, U.S. mobile e-commerce grew at a 35% CAGR between 2015 and 2020.[19] These trends have been accelerated by the COVID-19 crisis as consumers have moved their shopping online.

•

Social Media Driving Fashion: Social media is driving a greater awareness and participation in fashion. The ubiquity of fashion on social media has meant that consumers have a higher awareness of aspirational brands outside their income level and are taking fashion cues from their friends and influencers as opposed to industry experts. Millennials post nine selfies a week, according to Now Sourcing, and one in seven women considers it a fashion faux-pas to be photographed in an outfit twice, according to McKinsey.[20] It’s no surprise that, based on our July 2021 Lab42 Survey, the majority of women say social media has increased the pressure they feel to have variety in their wardrobes.

•

An Increasingly Female Workforce: As of January 2021, women represented 47% of the workforce, up from 38% in 1970, according to the U.S. Bureau for Labor Statistics and U.S. Census, but control 70 to 80% of household spending (according to Forbes).[21] This increasingly female workforce is spending 3x more than their male counterparts on workwear, with 50% of women feeling pressure to be “put together” at work and 41% believing how they dress impacts how they are perceived as leaders according to a Refinery29 study. There are many unspoken (and sometimes spoken) rules around how professional women should dress including appropriate outfits, preferred designers, and suitable professional styles. Half of the women surveyed say they have nothing to wear at least a few times a week, but still spend three hours a week getting dressed.[22]

•

Importance of Sustainability: Consumers are increasingly aware of the impact their choices are making on the environment, seeking more sustainable alternatives, and holding brands accountable. According to McKinsey, internet searches for “sustainable fashion” grew 3x between 2016 and 2019 and hits on the Instagram hashtag #sustainablefashion grew 5x between 2016 and 2019 in the U.S. and Europe.[23] The COVID-19 pandemic accelerated this tailwind. 56% of women place more value on sustainability as it relates to fashion choices than they did five years ago.

•

Normalization of Secondhand: Secondhand fashion has become more mainstream, driven by its affordability, uniqueness, selection and alignment with environmental consciousness. According to the July 2021 Lab42 Survey, 91% of women have purchased or are open to purchasing secondhand clothing.

[19]	Euromonitor, Retailing 2020. Retail Value RSP excludes sales tax, current prices and year-over-year exchange rates.
[20]	Workforce representation according to McKinsey & Co., The State of Fashion, 2019.
[21]

U.S. Census Bureau, Women Are Nearly Half of U.S. Workforce But Only 27% of STEM Workers, January 2021. Control of household spending according to Forbes, 20 Facts and Figures to Know When Marketing to Women, May 2019.

[22]	Refinery29 Survey.
[23]	McKinsey & Co., Style That’s Sustainable: A New Fast-Fashion Formula, October 2016.

The Opportunity in Front of RTR is Substantial

SUBSCRIPTION TO FASHION

Have you ever had a subscription to fashion before?

24%
Yes
59%
No, but I am open to it

CLOTHING RENTAL

Have you ever rented clothing and/or accessories?

19%
Yes
55%
No, but I am open to it

Over 50% of women who have tried clothing rental, have done so **from Rent the Runway**

Source: Lab42 Survey

All designer brands, whether accessible or prestige, have faced structural shifts in the retail landscape that have made it more challenging for them to succeed. Those challenges include:

•

Decline of Traditional Wholesale Channels: Customers are shopping less in wholesale channels such as physical stores, where new customers were traditionally introduced to new brands. Declining foot traffic and discovery in traditional wholesale channels is leading to bankruptcies and store closures. It is estimated that 80,000 retailers, or 9% of the 878,000 stores in the U.S. will close their doors in the next five years. Department stores, one-fifth of which have closed since 2018, have traditionally represented a majority of brands’ revenue, making a decline in traffic a headwind on revenue.

•

Heightened Competition from Mass and Fast Fashion: The desire for newness has led to enormous competition in the apparel industry from mass and fast fashion brands who can quickly manufacture and copy styles at lower prices than designer brands. In 2020, mass market and fast fashion comprised 42% of the U.S. apparel market up from 31% ten years ago. It has also forced designer brands to create bigger collections more frequently. For example, according to McKinsey, among European apparel companies, the average number of clothing collections per year more than doubled between 2000 and 2011, increasing brand costs and impacting their profitability.[23] Additionally, consumers’ desire for variety has led to losses for brands.

•

Direct-to-Consumer, or DTC, as an Essential Channel for Every Brand: Given the growth in online and the challenges associated with traditional wholesale channels, brands are increasingly seeking DTC channels but often lack the financial or human capital to build them.

•	Larger, More Fractured Discovery Landscape: It is increasingly important for brands to innovate their approach to customer acquisition. According to Publicis Sapient, 87% of shoppers today begin product searches online, meaning that younger customers are missing from the traditional in-store brand discovery funnel and instead focused on direct search for brands they already know. Additionally, new brands emerge each year, providing customers with an endless aisle of choices yet leaving brands with a customer discovery challenge.

•	Aging Consumer Base: The combination of a decline in traditional offline channels, the difficulty for brands in moving online and the fractured discovery landscape has left brands with an aging consumer base from traditional retail outlets. The average age of a luxury department store customer is 51 years old, meaning it is more difficult for brand partners to reach younger customers through traditional channels.

•

Growing Importance of Data: Data is critical to helping brands assess their product and efficiently acquire customers. Brands need information about trends, product quality and fit and need data to help them fuel customer acquisition and loyalty. Through traditional wholesale channels, brands receive very minimal data, and the data they do receive is often a season old.

Our Platform: The Closet in the Cloud

We built the world’s first and largest designer closet that we call the Closet in the Cloud. We give customers the ability to subscribe, rent a-la-carte through our Reserve offering, or buy from over 18,000 styles by over 750 designer brands. We started with a-la-carte rentals of evening wear and accessories for special occasions, and have grown our assortment to include products for subscription across multiple use cases including ready-to-wear, workwear, denim, casual, outerwear, blouses, knitwear, loungewear, jewelry, handbags, activewear, maternity, ski wear, home goods and kidswear amongst other categories. We have served over 2.5 million lifetime customers across all of our offerings and in the first six months of fiscal year 2021                % of our total revenue came from subscribers.

We have created a two-sided discovery engine: customers are finding new brands they love and brands are finding new customers they need. For customers, we unlock freedom of self-expression through access to our “Unlimited Closet” that has a constantly rotating supply of styles for all occasions, seasons, moods and price points. For brand partners, we enable them to grow their customer bases, their access to data and their businesses. Our Closet in the Cloud connects our deeply engaged customers and our differentiated brand partners on a powerful platform built around our brand, data, logistics and technology advantages.

•

Our Customers: In fiscal year 2019, approximately 700,000 unique customers discovered and engaged with brands on our platform. During the first half of fiscal year 2021, we had approximately 134,000 unique customers in the first quarter and 197,000 unique customers in the second quarter. We deliver significant financial value to customers, with our average subscriber wearing clothes worth more than 20 times what she pays for a monthly RTR subscription on an annualized basis (more than $37,000 in designer retail value annualized for the first six months of fiscal year 2021).[24] We have become an everyday utility, with our average subscriber wearing Rent the Runway 83 days per year.

[24]

We calculate designer retail values using original retail and/or comparable value prices. An original retail price is the price at which the manufacturer suggested that retailers in the marketplace, including department stores and specialty retailers, sell the item in new condition. A comparable value price is used for our Exclusive Designs and is based on an evaluation of prices for new comparable merchandise sold elsewhere in the marketplace.

RTR Delivers Significant Financial Value to the Customer, Transforming How She Gets Dressed

Customer Problem
Expensive & Underutilized Closet
RTR Solution
"Unlimited Closet"
55%
of the average women's closet is not worn regularly
Customer receives
20x GMV
~ $3,800
Annual Spend
Dry Cleaning
($500)
Clothing Spend
($3,300)
~ $3,300
Value Received
~ $1,800 1
Annual Spend
~ $37,000 1
Value Received

Source: Business Insider, Capital One and ING Direct Survey, Rent the Runway Lab42 Survey.

[1] Annualized average subscription price and GMV of items received during the first six months of fiscal 2021.

A Daily Utility Drives a Recurring Revenue Stream

RTR'S FREQUENCY OF ANNUAL USAGE CREATES ATTRACTIVE, RECURRING REVENUE STREAM

# of Days per Year
2-10 Days
50
60
83
150+
300+
Shopping for Clothes
Food Delivery
Ride-Sharing
R T R
Streaming Entertainment
Social Media
Shopping
Utilities

Source: Company S-1s, Statista, Wall Street Research, GS Research.

Our Closet in the Cloud provides customers boundless opportunities for self-expression and fun. Our focus has been on democratizing fashion and bringing in new customers who are driven by the ability to find new brands and take fashion risks without the commitment of purchasing. We have become a brand discovery engine for our customers with 98% of our subscribers trying new brands on Rent the Runway they have never owned before and subscribers interacting with an average of 54 brands in their first year with us.

•

Our Brand Partners: We source our products directly from over 750 brand partners. Our partners include many of the most renowned and relevant names in the fashion industry, from iconic designers such as Tory Burch, Diane Von Furstenberg and Ralph Lauren, contemporary designers such as ALC, Ganni and Veronica Beard, rising stars such as Rosie ıAssouline and Paco Rabanne, and fashion darlings such as Proenza Schouler, Maison Margiela, Altuzarra and JW Anderson. Our platform continues to be a valued launching pad for new and emerging brands and a business builder for existing brands. Over the past six years, we were launch partners with 80% of the LVMH prize winners, a leading award for young designers, in line with luxury destinations including Bergdorf Goodman and Matches Fashion.

Approximately 91% of our brand partners say they work with us because we introduce them to new, desirable customers and deepen awareness of their brands. This new customer base coupled with our curated selection and sustainable business model attracts brand partners such as Cecilie Bahnsen, Khaite, Sandy Liang, Thebe Magugu and Pyer Moss who have achieved cult status in the fashion industry and are extremely selective about their distribution. We have fostered strong relationships with our brand partners and we have retained nearly 100% of our brand partners.

Our two-sided discovery engine sits at the center of Rent the Runway and creates our flywheel. As customers experience the magic of wearing whatever they want from an “Unlimited Closet” at a great price, they discover new brands. Brands gain new customers through our platform and significant data insights. The unparalleled value we provide to our brand partners leads them to engage with us more deeply, broaden their assortment on Rent the Runway and work with us in designing exclusive products. As we increase categories and styles available on our platform, we see higher engagement from current customers as they use us more days per year and across more diverse use cases. We saw that our average subscriber went from using Rent the Runway to get dressed 51 days in 2017 to 83 days in 2019.25 Compared to 2016, our subscribers in the first half of fiscal year 2021 rented from 25% more brands in their first 90 days as a subscriber.26 Our deep customer engagement further fuels our data advantage and our value proposition to new and existing brand partners.

Our platform and business model are driven by three core advantages:

•

Our Brand Partner Advantage: Unlike most other players in the secondhand economy, we procure our assortment directly from brands, as opposed to customers’ closets. We control what items we have on our platform. Our assortment contains thousands of new, current season styles that our luxury competitors simultaneously carry - all available for subscription, a-la-carte rental, and sale at much lower prices. We believe our engaged and loyal customer base paired with the data and business insights that we provide to our brand partners, typically quarterly, makes us an essential destination for many of the world’s most important brands. 91% of our brand partners state that “RTR enables my brand to reach a new and/or different customer compared to other wholesale accounts that are essential to my business success.” As we have grown, our commercial relationships with our brand partners have evolved to balance our margins and the capital needs of our business. We work with brands through a combination of Wholesale, revenue share arrangements through our “Share by RTR” capability and co-manufacturing of

[25]	Average subscriber wears calculated based on subscriber engagement in calendar year 2019 on an annualized basis.
[26]	Refers to the majority of subscribers, who receive at least two shipments per month.

“Exclusive Designs” driven by RTR’s data platform. 91% of our brand partners say that they see RTR as part of the future of fashion.

•

Our Data Advantage: Our ability to best serve customers and brand partners stems from our deep understanding of both sides of our platform. Our data is one-of-a-kind and propels our customer value proposition, our relationship with our brands and our financial model. Our data enables us to increase customer lifetime value and return on investment of our products. We collect a variety of data, and, given the frequency of use of our subscribers, we are able to capture more than 6,200 unique data points per active subscriber per year and up to 27 unique rental product data points per item each time it is rented.

•

Our Technology and Logistics Advantage: Over the last 12 years, we have developed a proprietary operating system for the sharing economy of physical goods. Our operating system is extensible, allowing us to be the backbone for a business model that gives the customer full flexibility to subscribe, rent a-la-carte or buy. Our operating system consists of distributed reverse logistics infrastructure, proprietary and third-party software, and data products and algorithms. Given that much of our operating system had to be developed from scratch, we have acquired significant data and process know-how over the years that help us scale efficiently. We are experts in vertically-integrated just-in-time reverse logistics and garment science allowing us to achieve multi-year monetization on our garments and maximize utilization of our products. Our vertical integration has allowed us to better control our customer and brand partner experience while creating efficiencies of scale throughout the business. We have processed over 40 million units over the past decade and $15.9 billion in GMV.

How It Works

We offer customers three ways to access our closet: subscription, a-la-carte rentals and resale.

Browse

Customers access thousands of styles from more than 750 brands as they use our filters, site navigation and search functionality to find pieces that suit their needs. Before selecting a style to order, customers can use the 1.7 million free-form customer reviews, including nearly 700,000 photo reviews, posted by our community, to understand the size and fit of different items.

Once customers find a style they love, they choose to access it through our monthly subscription offering or an a-la-carte rental, or purchase the item.

Subscription

Pick a Plan. While our subscription plans are customizable, when customers subscribe to the Closet in the Cloud, they select from a menu of entry plans. Each plan starts with four items, or “spots,” per shipment, and varies based on how often the subscriber wishes to receive new shipments, each a “swap.” Today, the majority of our subscribers onboard into plans that offer one, two or four shipments per month for $89, $135 or $199 per month, respectively.

Pick a Plan
Become a member to access a forever-rotating closet of designer clothing, accessories and more. No commitments. Pause or cancel anytime.
Up to 4 items/month
$69 trial
Most Loved
Up to 8 items/month
$99 trial
Best Value
Up to 16 items/month
$149 trial
$99/month for 2 months
$135/month after
Great for outfit updates and special occasions, including work and weekend looks.
2 shipments/month
Full closet access
Rent 4 items at a time
Try now

Onboard into a subscription plan, where you can receive 4, 8 or 16 items per month at various price points

Customize. Subscribers can customize their plans to adapt to their changing lifestyles, needs and budgets by adding or removing spots for $25 or $29 per item per month and shipments for $25 - $39 per shipment per month, as they see fit.

Choose Items. After picking a plan, subscribers browse our broad assortment of items to build their first shipment. Our subscribers typically visit our app five times per week.

We use personalization algorithms that leverage style, size and fit preferences to deliver a personalized storefront for each subscriber and provide personalized size recommendations to each customer at the item level. Subscribers “heart” items they love and create “shortlists” to organize and save styles as they browse our selection, making styles easily accessible when they are ready to rent. When subscribers “heart” styles as they browse, the interactions are recorded by our personalization algorithm, which helps us further refine and improve each subscriber’s personalized recommendations.

Wear, Repeat. When subscribers place an order, we aim to deliver their order within two days of shipping from our fulfillment centers in our patented, reusable garment bags, cleaned and ready to wear.

Subscribers wear items for as long as they would like and choose to return some or all of their items with each new shipment. When subscribers select the items they want to return on our app, we allow them to immediately start building their next shipment, maximizing their time with items at home.

9:41
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RETURNING
Edit
Send these items back ASAP.
KEEPING
Enjoy this item for another month
Return
Nanushka
Thora Faux Leather Top
Size: M
HEADED YOUR WAY
Arriving October 30, 2021
ADD AN ITEM

Wear your items for as long as you want – there are no return dates

Instantly start building your next shipment – each item you send back opens up a spot for something new

Subscribers give us real-time feedback on the size, fit and quality of the items they are returning every time they rent. The structured data we collect through our “happiness survey” allows us to both improve her experience as well as optimize our care and therefore return on investment of the items returned. As of June 2021, we’ve collected over 20 million happiness surveys since this feedback collection feature launched in June 2017.

Provide feedback on size, quality and overall fit of styles
Tell us how many times you wore the item, how much and why you liked it
9:41
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OVERALL
ARMS/SHOULDERS
CHEST
BIG
SMALL
WAIST
HIPS
LENGTH
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LOVED IT
LIKED IT
IT WAS JUST OK
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How many times did you wear this item?
1
2
3+
DIDN'T WEAR IT
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MISSING PARTS
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Once subscribers confirm their new shipment, they return their items to the nearest preferred shipping partner location or any Rent the Runway drop-off point in RTR’s reusable garment bag. To maximize convenience, all shipments arrive with a prepaid return label, allowing subscribers to easily send their rentals back.

Reserve

When customers want to rent items a-la-carte for an upcoming event, they book styles for four or eight days through our Reserve offering. Approximately 93% of our Reserve rentals are priced below $100. After selecting pieces, they typically select a delivery date one to two days before their event.

To make sure our customers are prepared, we provide a free backup size of the customer’s choosing and the option to rent a backup style at a discount. At the end of the four- or eight-day rental period, customers simply return their items in the reusable garment bag using the prepaid shipping label included with their rental. Just like our subscription offering, we clean and care for items on behalf of our customers when they are returned.

Resale

In addition to renting, customers also shop pre-loved styles from our closet at a discount to retail price, ranging from 10-85% off of designer retail value (which we calculate using original retail and/or comparable value prices). Customers can purchase any styles they love; no subscription is required. Our subscribers have the option to purchase items they already have at home, opening a spot in their next shipment. As of June 2021, approximately 50% of our currently active subscribers had purchased at least one item on RTR.

Prices for our resale items are dynamically calculated by our pricing algorithm which takes in data on rental history, customer trends and the impact of removing an item from rental circulation to optimize for lifetime return on investment on each product.

Our Customer Value Proposition

Through our platform, we have helped more than 2.5 million lifetime customers discover the transformative power of utilizing our Closet in the Cloud across all of our offerings. Our customer base is diverse and spans age, household income distribution and U.S. geography. As of June 2021, approximately 35% of our customers lived in the Top 100 U.S. cities by population, and approximately 65% lived elsewhere. Our customers lead busy lives: over 90% of our customers are working women and over 90% have at least a bachelor’s degree. One third of our customers have kids or are pregnant, and over 75% of our customers socialize two or more times per week. Likely as a result of these busy lives, 75% of them feel “time-starved.”

Our Customers Reside in **74% of U.S. Zip Codes**

WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
MAINE
OREGON
IDAHO
SOUTH DAKOTA
WISCONSIN
VT
NH
NEW YORK
MASSACHUSETTS
WYOMING
MICHIGAN
CALIFORNIA
IOWA
NEBRASKA
PENNSYLVANIA
NEVADA
INDIANA
UTAH
COLORADO
ILLINOIS
WEST VIRGINIA
KANSAS
MISSOURI
VIRGINIA
KENTUCKY
OKLAHOMA
TENNESSEE
NORTH CAROLINA
ARKANSAS
ARIZONA
SOUTH CAROLINA
MISSISSIPPI
ALABAMA
GEORGIA
ALASKA
TEXAS
LOUISIANA
FLORIDA
HAWAII

A portion of our customers are subscribers and for fiscal year 2020, they accounted for 89% of our revenue and    % in the first six months of fiscal year 2021. Subscribers are customers who have ongoing access to our Closet in the Cloud via our monthly subscription offering. While our subscribers are increasingly diversifying across geography and age, they are slightly wealthier than our Reserve customers with 82% having household income of $100,000 or more, as compared to 66% of our Reserve customers. As of June 2021, approximately 47% of our subscribers lived in the Top 100 U.S. cities by population, and approximately 53% lived elsewhere. As of July 31, 2021, we had     active subscribers on Rent the Runway and         total subscribers including paused subscribers. Many of our subscribers started as customers in Reserve and Resale and we continue to see activation from Reserve and Resale customers into subscribers for many years.

The Magic of Rent the Runway

When our customers use Rent the Runway, they experience the magic of accessing an “Unlimited Closet” of constantly rotating styles while saving money and time and reducing clothing waste.

•

Variety and Discovery. With over 18,000 styles across over 750 brands and hundreds of categories available in our Closet in the Cloud, Rent the Runway gives customers the ability to always wear something new to them and inspires customers to expand their fashion tastes without risk of buyer’s remorse. Broad assortment, coupled with curation and personalization that is driven by our proprietary data, enables us to provide our customers with the most relevant styles for them. According to our April 2021 Subscriber Survey, 92% of our subscribers have experimented more with their personal style since joining Rent the Runway, and 85% have discovered a new favorite brand. We are a brand discovery engine, as our subscribers wear 54 brands in their first year, on average.

We Inspire Discovery of New Styles, Looks and Brands

SHE OWNS THIS

Women rent different styles than they purchase.

Consists of basic garments

SHE RENTS THIS

Only 20%
are the color black

Over 30%
have embellishment

Over 50%
printed styles

Uses rental for self-expression and discovery outside of her traditional style

•

Value. Rent the Runway makes thousands of designer styles accessible to all through our Subscription offering for a flat monthly price or through our Reserve offering on a per item basis. For instance, in our most popular $135 per month eight-item subscription plan, the effective cost to the customer per item is approximately $17, for an item that would typically retail for above $350, making Rent the Runway comparable to or cheaper than many mass-market and fast fashion players while offering access to authentic designer items. The majority of our a-la-carte rentals are priced between 15% and 18% of an item’s retail price. In our June 2021 Customer Survey, 87% of our customers noted that RTR gives them more access to brands they cannot afford to buy. Whether it is through expanding access to affordable designer fashion for aspirational luxury customers or providing a more rational way for today’s luxury customer to experiment with the latest fashion trends, Rent the Runway offers economic value to all customers. 60% of our subscribers report spending between $100 and $500 less per month on clothes and at least $25 less on dry cleaning per month when they have a subscription to RTR.

We Deliver Differentiated Exponential Economic Value Versus Purchasing

ONE MONTH OF RTR SUBSCRIPTION

RENT THE RUNWAY

Staud
$295
Maison Margiela
$895
Monse
$2,590
$4,000
in value for
$135
A.P.C.
$695
Omega
$129
Rachel Comey
$450
Maje
$525
Rosie Assoulin
$895

VS. PURCHASING

MICHAEL KORS

$135 ⅓ of an Item

BANANA REPUBLIC

$135 1 Item

ZARA

$135 3 Items

Rent the Runway			Michael Kors	Banana Republic	Zara
			No Outfits	Fewer Options	Fewer Options
8 Items 2 Shipments	More Outfits	No Cleaning Costs	Cleaning Costs	Cleaning Costs	Cleaning Costs

•

Self-Confidence. 83% of our subscribers say RTR makes them the most confident version of themselves at work or in social settings. Because there is no commitment to keep an item on RTR, we fuel greater self-expression for our customers. Our average subscriber receives four compliments each time she wears RTR. 91% of our subscribers love the fashion freedom they get from RTR affirming that they can wear a wardrobe that is commitment-free and changes as they do, whether that’s their style or their size.

•

Personalization and Convenience. We use our rich customer data to create a personalized storefront for customers based on their style preferences, browsing history and past rentals. Our understanding of our customer improves with each interaction, and we use our personalization algorithm to provide personalized size recommendations to each customer at the item level. 30% of items rented in fiscal year to date through June 2021 were a result of our personalized recommendations. By showing customers designs they will love and items that are likely to fit, we continue to drive strong loyalty and monetization. In fiscal year 2019, subscribers who used our personalized recommendations had 2.7x longer tenure. We purpose-built the Rent the Runway customer experience to be highly convenient and mobile, enabling customers to potentially select and order items within one minute.

•

Customer Experience and Community. Our customers are deeply engaged, as evidenced by the 22 million customer reviews submitted through June 2021. As of June 2021, 20% of our customers in the past six months have provided a photo with their review on RTR without financial incentive from us. Our customers use the millions of reviews posted by our community to make smarter choices and feel good about their selections. As our community has grown, Rent the Runway has also benefited from powerful virality and word-of-mouth marketing. 81% of subscribers have shared RTR with at least five people; 32% have shared with over 20 people and 78% of our customers posted themselves wearing Rent the Runway on social media, as indicated by our April 2021 Subscriber Survey.

•

Sustainability. Our business model aims to teach customers a rent versus buy mindset when it comes to building their wardrobes: that they should invest in purchasing high-quality pieces that they will wear with frequency over many years, and that they should rent the 81% of items that they would have only worn a few times. Our success in building a rent versus buy mindset is evidenced by the fact that 83% of our subscribers have bought less fast fashion since using RTR and 89% buy fewer clothes than they used to prior to joining RTR.

The COVID-19 pandemic has accelerated our consumer tailwinds. Changed consumer values have shifted the landscape towards the Closet in the Cloud and access over ownership. According to the July 2021 Lab42 Survey, 51% of women care more about saving money on clothes compared to before the pandemic; 38% of women are more excited about expressing themselves through fashion compared to before the pandemic; 38% of women care more about having a wardrobe that adapts to their lifestyle; and 56% of women place more value on sustainability as it relates to their fashion choices than they did five years ago.

Our customers use Rent the Runway for a variety of reasons and derive significant value from their subscriptions as demonstrated by the following customer case studies.

Debra S. 42 Years Old | Journalist Lives in Milton, GA $152,626 LIFETIME RETAIL VALUE 2016 MEMBER SINCE 454 ITEMS RENTED 1,119 HEARTS I have been a journalist for most of my career. I started renting dresses for appearances on the Today show. I neither had the money nor the time to buy five $500 dresses a week. The convenience has actually become the most important thing for me. The App has learned the kinds of things I like and it makes my life so much more convenient as a mom of five. I have thought many times what would I do if Rent the Runway didnt exist?. Theres no alternative. Theres no where I could go to find the same variety and curated merchandise that matches what I like to wear.

Ashley Y. 32 Years Old | Tech Executive Lives in San Francisco, CA $154,683 LIFETIME RETAIL VALUE 2016 MEMBER SINCE 223 ITEMS RENTED 2,515 HEARTS RTR has been my go-to for moments as big as my at-home wedding during the pandemic! Renting from RTR has allowed me to keep my closet fresh without having to worry about being wasteful if I only want to wear the look once. RTR is the highest value money I spend on fashion, and its actually resulted in me being happier with my wardrobe while spending less overall. I get nonstop compliments from my friends and co-workers whenever I wear RTR rentals which gives me a confidence boost and keeps me feeling my best!

Aura O. 24 Years Old | Consultant Lives in Brooklyn, NY $84,328 LIFETIME RETAIL VALUE 2020 MEMBER SINCE 174 ITEMS RENTED 798 HEARTS I was first introduced to Rent the Runway as a junior in high school when I was looking for an affordable homecoming dress. RTR has been there for so many firsts in my life! From the first day at my corporate job to my first Michelin star dinner, and all of my post-pandemic trips. Before RTR, I was addicted to fast fashion and would spend anywhere from $50-$200 weekly at stores like Zara. RTR introduced me to brands and quality I could never afford. Today I use my 16 item plan to own the streets of New York City every weekend. RTR is the perfect fix for all my Hot Girl Summer plans.

Nicole O. 28 Years Old | Fashion Stylist Lives in Atlanta, GA $21,074 LIFETIME RETAIL VALUE 2021 MEMBER SINCE 58 ITEMS RENTED 127 HEARTS I started renting in January just before a trip for my husbands birthday. A long sleeve floral maxi arrived and it was the most flattering dress Ive ever put on my body. My membership helps me push the envelope on statement pieces that I wouldnt try otherwise. I rent different trends and styles and whatever really speaks to me I can buy. I've fangirled for years over brands like Staud, Aldomartins, and Tory Burch Sport. The coolest thing about Rent the Runway is being able to access brands like that and even buy at a fraction of the cost. Were a perfect match.

Our Brand Value Proposition

We designed our platform with the intent of creating deep partnerships with designer brands, enabling them to broaden their customer base and grow their businesses. Today, we partner with more than 750 brands, including many of the most renowned and relevant names in fashion. As of January 31, 2021, no single brand partner accounted for more than 2% of active units available on the RTR platform.

We procure virtually 100% of our products directly from brand partners with their explicit permission, and our business model has been built on shared success with brands. As they deepen their relationship with us, they get access to more data and more customers. Our partnerships with brands have created a significant product and cost advantage, in contrast to other secondhand resellers, and allows brands to make an aspirational first impression to a new and critical customer segment on RTR. Because we source directly from brands, we can control our assortment and acquire styles in the depths and sizes we want, we have access to current season items and all of our items are guaranteed authentic without the cost or infrastructure of traditional authentication platforms.

Brands that were on the RTR platform for five years from fiscal year 2014 through fiscal year 2019 saw the GMV of their products acquired by RTR increase by 293% over that time. We are widely recognized by the brand community as an important and growing distribution channel for their businesses.

We Help Brands Make Money, Profitably

293%

increase in GMV of items acquired by RTR between fiscal 2014 and 2019, for brands on the RTR platform during those five years

RETAIL VALUE OF ITEMS ACQUIRED BY RTR

DIANE VON FURSTENBERG

349%
growth 2015-2019

2015
2016
2017
2018
2019

REBECCA TAYLOR

708%
growth 2015-2019

2015
2016
2017
2018
2019

SHOSHANNA

192%
growth 2015-2019

2015
2016
2017
2018
2019

Benefits for Brands

When our brand partners join Rent the Runway, they trust that our platform will grow their customer base, build their brand awareness and enable them to innovate their business.

•

Our Brand. Rent the Runway is a trusted platform for discovery and access, and we present our brand partners in an aspirational way. Brand partners appreciate that we are often a customer’s first exposure to their brand and so they trust us to provide an elevated customer experience. We are proud that we’ve retained nearly 100% of our brand relationships.

We **Elevate Brand Equity** For Our Partners By Sharing Their Story With New Customers

Designer Landing Pages

Summer Favorites
Curate your dream summer wardrobe with styles from three designers we love.
FARM Rio

Editorial Photography

renttherunway • Follow
renttherunway Calling all maxi dress lovers! This one's for you @sprace wearing @marahoffman eishiabrightwell When social life starts again, I MUST GET MY HANDS ON THIS DRESS!!!!
kimmieelizabeth This is all the things
3,583 likes

Social Media

designer DOWNLOAD
with ZERO + MARIA CORNEJO
Peter Som
Talks Designer Collective
(In His Kitchen)

Video

On Our Radar
Caroline Constas
Paco Rabanne by Julien Dossena

Email

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Customer Discovery and Acquisition. With over 2.5 million lifetime customers as of June 2021 across all offerings, we provide our brand partners with a new way to reach both current luxury consumers and aspirational luxury consumers. 91% of our brand partners say that RTR introduces them to new, desirable customers and deepens awareness of their brand. The value of our customers to brands is driven not only by their demographics, but also by the reason they come to Rent the Runway, which is to discover new brands and trends. 87% of our subscribers use RTR to explore fashion that takes them out of their comfort zone and 82% of our subscribers purchased one or more brands they discovered on Rent the Runway (either from RTR or elsewhere). This often means we are helping brands expand their wallet share with consumers.

The RTR Platform Encourages Engagement with Fashion

Onboarding
Hearting
Downvoting
Shortlisting
Personalized Carousels
Relevant Assortment
Photo Reviews
Subscribers try
54 Brands
in their first year,
98%
of subscribers try new brands they've never owned before

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Grow Their Business. We serve as an important channel for over 750 brands that see us as essential to their future business success. According to our June 2021 Rent the Runway Brand Survey, in fiscal year 2019, we were in the top 30% of distribution partners, by revenue, for 64% of our brands. Of our brand partners, approximately 85% believe that RTR is a growing distribution channel for their business. We have proven that we can help brands grow their businesses by attracting new customer segments like we’ve done for Badgley Mischka, Vince and Jason Wu, building brand awareness like we’ve done for MSGM, Monse and Bash or helping brands create new product lines like we’ve done with Thakoon, Peter Som, Marchesa and Tanya Taylor. As brands expand their reach through our platform, they are also able to develop and bring to market a broader assortment of designs. Products that have lower sell-through rates or are not picked up by wholesale channels could be attractive for rental and typically see more success on Rent the Runway, allowing brands to monetize a higher diversity of product. Rent the Runway sees high success in fashion styles that are colorful, printed and embellished—styles that according to our brand partners, are very different from those other retailers are purchasing from them. We even have the ability to launch blockbuster styles for our brand partners through our engaged and social customer base.

RTR's Community Has the Power to Launch a **Blockbuster Style**

TIMELINE

MAY 2019
Style Launches Exclusively on RTR with 125 Units

SUMMER / FALL 2020
Becomes an IG Sensation, Picked Up by Other Top Retailers

AS OF AUGUST 2021
2,646 Shipped Units
Each unit has shipped ~21x in 2 years

1,479 Subscriber Hearts

0.82 Total Lifetime UTE

MONSE

0615

0615

0615

MERCI
MERCI

•

More Profitable Partnership. We are a more profitable partner to brands than legacy retailers because we do not require brands to sign margin agreements with us or return-to-vendor agreements, which have historically levied brands with higher inventory risk than their retail partners.

•

Ability to Compete with Mass and Fast Fashion. We enable brands to compete with wear-it-once, mass and fast fashion by offering their premium products at a more accessible price point, enabling brands to connect with a broad customer base without diluting their brand. Historically, to connect with mass or aspirational customers, designers would have to partner with mass retailers to design low price point collections that used lower quality materials and different designs than their main lines.

•

Data. We provide our brand partners with actionable data and customer feedback that is not available via traditional wholesale channels and is differentiated from what they collect through their own DTC channels. For brands, we provide real-time, data-based feedback on wear rate, durability, quality, fit and customer demand on a detailed, quarterly dashboard. This data allows them to adjust their designs in order to grow and optimize their businesses and manufacture styles that are more durable and sustainable.

Our Data Helped Ulla Johnson Change the Way that They Produce Denim

ANALYSIS

RTR's rich post-rental data feedback loop showed that Ulla Johnson denim had high deactivation rates and low wear rates due to fading, wear and tear, and narrow fit. Our data can pinpoint issues that would not have surfaced through any other channel.

BLACK DENIM DRESS

Deactivation Rate **22.4%**

Reason: Wear/Tear - Faded or Worn Out; Color & Dye Bleed / Color Loss

BLUE DENIM JEANS

Wear Rate **34%**

Reason: 90% said style ran small

REVIEW

RTR'S DATA INSIGHTS IN PRACTICE

RTR provided real-time deactivation and fit data to the brand and met proactively with Ulla's team to discuss action plan. RTR's post-wear and operations data provide insights that designers cannot otherwise access.

COLOR LOSS

WEAR & TEAR

MAY 12, 2021
Cute but too small
If I were to stand up straight and not sit these would be fine but I'm usually an 8 or 10 depending on the brand and sizes up to a 12. My butt is unfortunately sort of flat and like many of the comments I struggled to get the pants over my butt. It's a bit tight in the waist and thighs.
COMMENT
SIZING

IMPROVEMENT

FINAL RESULT

Based on RTR's data, Ulla Johnson's production team changed the quality of their denim to minimize color fading issues. They also used RTR data to improve their fit. This data has now improved their sell-through rate and repeat rate across the entire business.

Wear Rate 74%

Deactivation Rate 1.1%

ULLA JOHNSON

•

Sustainability. Our platform allows brands to participate in the circular economy and provides a way for them to address the secondhand market in an aspirational way. As of June 2021, 81% of our brand partners believed that sustainability is important to their brand’s customer and 67% believed that RTR is an important part of their business’s sustainability strategy.

Our Unique Brand Partner Approach

We have been able to innovate how we work with brands to grow our customer base and continue to efficiently acquire products. Over time, we have built durable and profitable partner models with brands to bring new styles into our existing assortment. Today, we acquire our products through three channels: Wholesale, Share by RTR and Exclusive Designs. The portion of our products sourced through Share by RTR and Exclusive Designs - our more asset-light sources - has grown from approximately 26% in fiscal year 2019 to approximately 54% in fiscal year 2020. Due to the strength of our partnerships we are able to customize some of the styles we acquire, whether it is changing fabrics used or the way an item is manufactured to extend its longevity. Customization represents 28% of all styles acquired in fiscal year 2020.

We work closely with our brands and leverage our data and garment science expertise to maximize durability and quality, and, therefore, longevity. Our agreements with vendors give us the ability to test styles before we purchase the items for these qualities. No other retail players are performing such durability testing in advance of procuring garments from brand partners.

Wholesale

Wholesale includes products we acquire directly from our brand partners, typically at a discount to wholesale price based on our scale. We have observed that the original retail prices set by the brands are often at a 2.5x mark-up to the wholesale price. As we continue to expand our selection and grow the share of our assortment acquired from a designer, we benefit from greater discounts on product acquisition. Wholesale represented 46% of our product acquisition in fiscal year 2020.

Share by RTR

Through Share by RTR, we acquire items directly from brand partners on consignment, at zero to low upfront cost and revenue share with our brands each time an item is rented. Brands also pay us a logistics expense for each rental. If a piece is in greater demand, it will drive higher revenue, which could result in brands earning more on the item than if it had been sold through Wholesale. Share by RTR aligns incentives between brands and RTR and alleviates product risk as it is a pay-for-performance model. Share by RTR represented 36% of our product acquisition in fiscal year 2020, and of the over 130 brands we partner with through this channel, 35% also work with us via Wholesale. Increases (or decreases) in the proportion of total items acquired via Share by RTR as well as the usage of Share by RTR items will increase (or decrease) variable expenses recorded in the rental product depreciation and revenue share line item on our consolidated statement of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—Our Product Acquisition Strategy.”

Exclusive Designs

We leverage our data to create highly desirable Exclusive Designs in collaboration with select brand partners that we manufacture through third-party partners to be more durable and at significantly lower cost. Similar to Netflix’s custom content, this model allows us to scale our acquisition of prestigious designer products in a highly efficient way. We provide a data blueprint to brands and they design new collections for us based on this data that carry their brand name.

We currently have Exclusive Designs with eleven designers and three influencers. Four new designers and one influencer have signed with us for future collections. For our brand partners, these exclusive collections enable them to innovate their businesses into new product lines at little cost to them. All of the styles are exclusive to RTR for a period of time, after which brands may monetize these exclusive designs through other channels, typically subject to a royalty fee payment to Rent the Runway, which we have not begun to earn to date. Increases (or decreases) in the proportion of total items acquired via Exclusive Designs as well as the usage of Exclusive Designs items may increase (or decrease) variable expenses recorded in the rental product depreciation and revenue share line item on our consolidated statement of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—Our Product Acquisition Strategy.” We also have a small number of products bearing our trademarks, which are non-exclusive designs produced by third party partners at a significantly lower average cost than Wholesale to strategically fill assortment gaps, or our owned brands. Exclusive Designs accounted for 18% of our product acquisition in fiscal year 2020.

Brands Partner More Deeply With Us Over Time Because of the Value We Provide

JASON WU

First order with Jason Wu in Fall 2015 consisted of several of his best-selling styles.

We used RTR data to customize new styles that resonated on the RTR platform, achieving up to a best-in-class 72% utilization.

Increased styles offered from 7 in 2015 to 194 as of Spring 2021.

Increased depths from 35 units per style in 2015 to 140 units per style as of Spring 2021.

From 2015 to 2020, Jason Wu's business with RTR grew from $0.5M to $3.4M in GMV.

METRICS[1]

1,068,765 — Cumulative Hearts

256,738 — Total Shipped Units

6,881 — Total Reviews

[1] As of Q2 2021.

TIMELINE

2015 Launch on RTR

Jason Wu Collection
Black Contrast Collar Ponte Dress
$1,345 original retail

Jason Wu Collection
Lattice Lace Dress
$1,455 original retail

2015 - 2019
Wholesale Customization

Jason Wu Collection
Navy Cold Shoulder Midi Dress
$1,150 original retail

Jason Wu Collection
Ruffled Flower Dress
$2,195 original retail

2019 - Present
Illustrative Exclusive Designs

Jason Wu Collective
Camel Peplum Sweater
$255 comparable value

Jason Wu Collective
Printed Chiffon Dress
$375 comparable value

Jason Wu Collective
Pleated Knit Dress
$275 comparable value

Jason Wu Collective
Front Bar Halter Top
$195 comparable value

RTR's Data Helped Tanya Taylor Expand Into New Categories

TANYA TAYLOR

In 2017, we approached Tanya to launch extended sizing on RTR for the first time in her business' history.

RTR's comprehensive data insights informed sizing, fit, customer feedback and reviews for Tanya Taylor's size extensions.

In 2019, Tanya became RTR's top performing plus-size brand, and we've since grown her extended size assortment to over 100 styles.

As of Spring 2021, extended sizing represents 40% of Tanya Taylor's overall DTC business.

From 2016 to 2019, Tanya's presence on RTR grew from 470 units to 8,849 units in 2019, with GMV of her product on RTR growing from $0.2M to $4.3M.

METRICS[1]

- 1,179,276 — Cumulative Hearts
- 277,071 — Total Shipped Units
- 8,550 — Total Reviews

[1] As of Q2 2021.

TIMELINE

2017
Launch on RTR

2018
Collaborated on Fabrics

Tanya Taylor
Plaid Lexi Dress
$495 original retail

Tanya Taylor
Zoe Dress
$495 original retail

2019
Expanded Categories & Extended Sizing

Tanya Taylor
Dominique Top
$345 original retail

Tanya Taylor
Houndstooth Maya Skirt
$350 original retail

Tanya Taylor
Cynthia Dress
$545 original retail

Tanya Taylor
Liza Wrap Dress
$795 original retail

We Leverage Data To Create **Highly Desirable Exclusive Designs**

RTR HAS HELPED DEREK LAM SIGNIFICANTLY GROW HIS BUSINESS

DEREK LAM
Retail Value of Derek Lam's Items on RTR
$8M
$6M
$4M
$2M
0
920%
growth 2015-2019
2015
2016
2017
2018
2019
Exclusive Designs
Share by RTR
Wholesale

TIMELINE

- **2015** Launched Wholesale with small order of dresses by Derek Lam
- **2016** Increased Wholesale depths for Derek Lam
- **2017** Diversified Wholesale assortment
- **2018** Partnered via Share by RTR and launched Exclusive Designs
- **2019** Expanded Exclusive Designs

Exclusive Designs allow RTR to scale our partnership cost-effectively

$421
Avg. Cost of Derek Lam Items

$67
Avg. Cost of Derek Lam Exclusive Designs

Rent the Runway Virality and Marketing Strategy

Our brand and deeply engaged consumer base have allowed us to acquire customers efficiently. Since our founding, we have spent less than 10% of total revenue on marketing, and our growth has been mostly organic. Approximately 88% of our customers over the last 12 years have been acquired organically. As of June 2021, we have had close to 3 trillion earned media impressions since 2018. As we have scaled, we have seen the value of the Rent the Runway brand grow and increasingly become a significant point of differentiation with consumers and brand partners. We have an opportunity to continue to increase brand awareness and as of June 2021, our unaided brand awareness is 20% among U.S. women ages 18 - 45 with a household income of $50,000 or more.

Many of our customers share a love of the Rent the Runway experience and value proposition, which starts conversations both online and offline and leads to word of mouth adoption. Because of how customers use Rent the Runway, renting bold dynamic pieces, our clothing becomes a visual billboard and advertisement for our platform. When women wear Rent the Runway, they feel confident and often want to share their experience on social media and in their personal lives, which drives brand awareness. This means that when our customers are wearing RTR and someone compliments them or asks about what they are wearing, 96% of our customers share that it’s Rent the Runway as opposed to the designer brand name. The majority of our subscribers have posted themselves wearing RTR on their social media over five times. Renting from us is an inherently social behavior: 86% of our subscribers rent along with a friend or colleague. Our high level of continued organic growth has also been driven by the strong press coverage that we have generated.

While a majority of our new customers have historically come to Rent the Runway organically, we view paid marketing as a way to supplement our organic growth. Our paid efforts have included both middle-of-the funnel prospecting and bottom-of-the funnel direct response campaigns which also benefit from our top-of-the-funnel brand marketing efforts that drive awareness. To date, our primary channels for paid marketing have been focused on social media marketing, influencers and our brand ambassadors, programmatic directed spend and affiliate marketing.

Our Data Advantage

One of our significant differentiators is the vast amount of quality, actionable data that we are able to collect on our customers and our products. We leverage this data to create benefits for our customers, our brand partners and our business.

We capture more than 6,200 unique data points per subscriber per year and up to 27 unique data points per item each time it is rented across four channels including site data, post-wear data, operations data and customer data. We also identify and tag over 60 detailed attributes per style. By mapping our interactions with our products’ inherent attributes, we create a strong feedback loop which allows us to optimize the supply of products in ways we believe that would be difficult for traditional retailers to achieve or replicate. This is one of our biggest competitive advantages.

We gather insights from the following:

•	Site Data: Site activity, including hearts and dislikes, shortlists, clicks, browse time, and add to carts.

•

Post-Rental Feedback Loop: Overall happiness with experience, single-SKU usage including how many times she wears each item, fit across many dimensions (for example, if the item is too small in her waist), quality of the item, and occasion she wore it.

•	Operations: Unit-level wears, cleans, repairs and customer damage data, and insight on fabrics and garment specs.

•	Customer Data: Photo reviews, events, preferences, size and body dimensions, life stage, and profession.

The way we collect data also differentiates us:

•

Depth of Data: Given the frequency of subscriber engagement with RTR (our average subscribers visit our app 20 times per month and wear RTR 83 days per year), we have a deeper understanding of the fashion preferences and lifestyles of our subscribers and how they evolve over time compared to our peers.[27] We also have 12 years of aggregating this data.

•

Speed of Data: Our real-time feedback from customers enables faster feedback for our brand partners, our buying team and the way we manage our overall business. The same is true in our fulfillment centers operations - we track every interaction through an item’s lifecycle including cleaning, quality inspection and repairs, and we use this data to improve each item’s longevity.

•

Explicit Data: The vast majority of our data is voluntarily provided by our customers in the form of structured post-rental surveys, free form photos and text reviews. While all feedback is optional, customer engagement is very high (94% response rate on post-rental surveys and 71% of subscribers provide free-form reviews of their experience, which are visible and valuable to other customers) given that our customers trust that the data they provide improves their experience over time.

•

SKU-level: We track our items at the SKU level, mapping every interaction with customers and our operations over its lifetime. This enables us to note any issues at the item level, and perform specific garment restoration to maximize product return on investment.

[27]	Average subscriber wears calculated based on subscriber engagement in calendar year 2019 on an annualized basis.

Our differentiated business model enables us to collect substantially more data than others in our space and we use this data to continuously improve the customer experience. Customers learn that providing data enhances their experience on the platform over time, which enables us to collect even more data from them. This flywheel helps propel the exponential growth of our post-wear, customer and operations data. We use our data to create what we believe are the most relevant assortment and personalized experience for our customers, which in turn drives loyalty. As we learn more about a customer, our personalized features give us greater ability to direct her towards the items that optimize both customer lifetime value and rental product return on investment for us. Our differentiated capabilities include:

•

Relevant Assortment: Our goal is to create the most relevant assortment of products for each customer so that we can retain her as long as possible. By leveraging our knowledge of an individual customer’s preferences, we calculate “relevancy scores” for each possible combination of items and customers, which is a composite metric to quantify how well suited our assortment is for a given customer. These scores and our retention predictive model allow us to understand for which customers we already have the right product selection, for which customers we could improve, and which types of styles and at what depth we would have to acquire these styles to increase the probability of customer retention. Our ability to leverage this data improves dramatically as we scale.

•

Personalized Storefront: We personalize the storefront for each of our subscribers; no two subscribers see the same storefront. We make data actionable for our subscribers by showing them the items that are most relevant for their life, body and style. Our personalized storefront is updated daily as we gather more information on each of our customers. 30% of units rented in fiscal year to date through June 2021 were a result of our personalized recommendations. In fiscal year 2019, customers who used our personalized recommendations had 2.7x longer tenure. We use personalization to broaden our customers’ relationship with fashion in the same way that Spotify and Netflix broadens customers’ relationship with music and entertainment, respectively. In the first half of fiscal year 2021, on average, our subscribers rented seven brands in their first month with us.

•

Fit: We make personalized size recommendations to each customer at the item level. Since we launched our fit recommendation tool nearly two years ago, we have improved customer fit rate by 24%. We also leverage fit scores at the style level in our personalization algorithms so every customer is more likely to see styles that are a great fit for her body.

•

Review Data: We surface the most relevant product reviews to each customer so she sees how women with similar height, weight and body dimensions to her look in each style. Conversion on items with eight or more reviews is 264% higher than on items with less than eight reviews.

RACHEL

SIZE WORN:	4R
OVERALL FIT:	TRUE TO SIZE
RENTED FOR:	OTHER
USUALLY WEARS:	6
HEIGHT:	5'6"
AGE:	40
BUST SIZE:	34D
BODY TYPE:	HOURGLASS
WEIGHT:	145LBS

★★★★★

This dress was giving everything!

I wore this dress to a private event a winery and when I tell you how many compliments I received???!!!! Bay-bee!! I was stopped no less than 10x. This dress is amazing! The colors are vibrant and was perfect for my skin complexion. I paired it with chunky gold leaf earrings, straw purse and braided gold flat sandals. Perfect in every way!

STEFFANY

SIZE WORN:	XSR
OVERALL FIT:	TRUE TO SIZE
RENTED FOR:	EVERYDAY
USUALLY WEARS:	2
HEIGHT:	5'7"
AGE:	28
BUST SIZE:	32B
BODY TYPE:	HOURGLASS
WEIGHT:	120LBS

★★★★★

I loved it so much I bought it!

So cute! Perfectly lightweight for hot summer days. The material isn't so thin that it's really see-through, but it does not need light colored underwear/bra. If you're any taller than 5'7", it might be too short in the body portion. I wore it with white tennis shoes for a museum day, but cute little white heels or sandals would make it a little dressier from brunch or a date.

ANGELA

SIZE WORN:	8R
RENTED FOR:	FORMAL AFFAIR
USUALLY WEARS:	8
HEIGHT:	5'9"
AGE:	38
BUST SIZE:	36B
BODY TYPE:	PEAR
WEIGHT:	165LBS

★★★★★

Rose Garden Goddess Qween!

This dress is everything! Wore it to a formal every and it was PERFECT! I love AMUR and this dress does not disappoint. It's gorgeous!!! Now, I will say that it's definitely made for a tall person- I'm 5'9" and had to wear 3 inch heels in order for the dress to not drag. I would also say that it would work best for an A-C cup as the top part of the dress and straps are not adjustable. Fits true to size.

RTR CUSTOMER

SIZE WORN:	LR
OVERALL FIT:	TRUE TO SIZE
RENTED FOR:	PARTY
USUALLY WEARS:	10
HEIGHT:	5'5"
AGE:	36
BUST SIZE:	38C
BODY TYPE:	HOURGLASS
WEIGHT:	155LBS

★★★★★

Baby shower beauty

Wore this to my baby shower. Loved how light and airy it is and the colors were amazing. Fit over my 24 week bumpy and I still had plenty of room. Would love to rent again when I'm not pregnant. Sleeves are adjustable as well as the neckline for more or less coverage.

Our data advantage benefits brand partners in numerous ways:

•

Understanding the Garment Life Cycle: We help partners grow their business through the data we provide. Every brand partner gets a detailed and personalized dashboard, including deep aggregate insights that help them improve their product offering in terms of quality, fit, fashion trends, product longevity and assortment gaps. Product longevity data often help our brands increase the life of their garments, which can support their sustainability goals.

•

Understanding Customer Demand: As our customers wear (or don’t wear) and review items, we can determine demand for trend, category, season, style, color, size, etc. due to our robust attribution of products (over 60 attributes) paired with customer interaction data. This data highlights growth opportunities for brands as well as areas for improvement. Brands also get a clear picture of who their true customer is versus their perceived or desired customer, which in turn allows them to design the most relevant offering.

Our data also allows us to continually optimize the return on investment on products and customer lifetime value, which are dependent on the following inputs, all of which continuously improve as our business scales.

•

Scientific Product Acquisition: Our data provides a comprehensive picture of our products by bringing together customer feedback, operations data and inherent product attributes. Our analytics teams utilize this data to optimize the styles we need and the quantity per style. In addition, we are able to strategically select which acquisition structure is best suited to which product type - Wholesale, Share by RTR or Exclusive Designs. We have improved at selecting our assortment over time, evidenced by the fact that the utilization of our seasonally-relevant products has increased from 55% utilized in fiscal year 2015 to 63% utilized in the first half of fiscal year 2021, while the business was still ramping back from the COVID-19 pandemic. We track the demand arc of styles over time and have disproved the misconception that fashion quickly goes out of style. Over 40% of our styles continue to turn for three or more years.

We Have the Ability To **Monetize Products** Over Many Years and **Create Megahits**

Jan. 2011
Launch on Site

$900K+
Total Revenue

30
Units Purchased at Launch

602
Current Active Units

4,473
Reviews

70,381
Total Shipped Units

$162
Cost per Unit in 2011

$147
Current Cost per Unit

38,991
Hearts in 2013

158,003
Hearts in 2021

BADGLEY MISCHKA

FIFTH AVENUE SHOWSTOPPER

Styles Inspired by the Showstopper Dress

Fifth Avenue Showstopper Dress

Midnight Glamour Dress | White Fifth Ave Showstopper Dress | Chrysler at Night Dress | Sequin Garden Dress | Manhattan Socialite Dress | Draped in Gold Dress | Putting On The Glitz Gown

Ombre Astor Gown | Black Pleated Gown | Golden Hour Gown | Countdown Couture Gown | Rolling In The Glitz Gown | Glitz Gown | Gold Glitz Gown

$4.6M+ Total Revenue
From the Fifth Avenue Showstopper and Styles It Inspired

•

Price Optimization: Our dynamic pricing algorithm optimizes how our products are consumed across Subscription, Reserve rentals and Resale by taking into account demand signals and the expected useful life and turns of each item. We have the flexibility to optimize prices for revenue, margin and product return on investment based on the business needs.

•	Lower Cost Product: We leverage our data to create highly desirable Exclusive Designs in collaboration with our brand partners that we manufacture to be more durable at significantly lower cost.

•

Longer Product Life: Our feedback to brands helps us customize for higher longevity of our products - we understand how to clean and care for garments to maximize multi-year monetization and incremental turns per unit.

Data Science Capabilities and Algorithms

Data is the fabric of Rent the Runway and powers our technology, logistics and data science efforts across all parts of our business, from recommender systems to pricing algorithms and forecasting. Experimentation and algorithm development are deeply embedded in all parts of our business. We have created 40+ data science algorithms that help us continuously achieve better outcomes for the business including in our two of our biggest levers: customer lifetime value and product monetization. As our data sets grow, our algorithms become more powerful and gain leverage.

Some of our most impactful proprietary algorithms include:

•

Deep 1:1 Personalization: For each customer and item, we compute several scores that measure the affinity of item and customer through factorization machines and deep learning. We leverage these personalization scores across the business to: rank products on our subscriber personalized storefront and in search results, recommend a specific size within a style on product pages, compute general product relevance at the subscriber level and inform product acquisition, inform sizing of new apparel designs with our brand partners and more.

•

Retention Predictive Model: We leverage a retention predictive model to understand the relative importance of more than 180 drivers of loyalty and LTV, at the single customer level to understand which interventions have the highest probability of improving customer retention. We regularly leverage this data to experiment with different approaches to retain customers based on this model in a targeted and personalized way.

•

Computer Vision for Products: For each style in our assortment, we generate over 2,000 visual style embeddings using deep learning that capture color, pattern shape, sleeve length, etc. We leverage this data as a feature in our recommender systems, to cluster styles to inform product acquisition and provide product attributes in our product catalog amongst other uses.

Our Technology and Logistics Advantage

We have built a cohesive platform that pairs proprietary and third-party intelligent software with differentiated infrastructure and hardware all tailored to the sharing economy of physical goods. Our proprietary software leverages our vast and unique dataset to optimize key outcomes for RTR.

Proprietary Software and Systems

Because our product offering is highly innovative, we have purpose-built a technology stack to support three key areas of our business:

•	2-Way e-commerce

•	Rental Reverse Logistics

•	Merchandising & Products Control

2-Way e-commerce

We have a 2-way relationship with our customers — in that nearly every item is returned and the customer provides feedback. We have built a custom frontend platform that supports Subscription, Reserve and Resale in one easy experience for the customer. This allows us to optimize the product offering for the customer based on her needs.

•

Membership Platform: Provides flexibility of creating new subscription offerings and collects detailed feedback from subscribers during every action. Subscribers control their membership and can customize based on their current needs or schedule changes in advance.

•

Rapid Iteration and Experimentation: Our custom frontend platform is built from the ground up to enable rapid iteration and experimentation across all components, from site layout to product placement, product recommendations and conversion funnel.

•	Reservation Calendar: Our booking engine manages a single pool of products across our three offerings and maximizes product availability utilization by calculating current and projected product needs.

•	Flexible Referrals and Promotions: We utilize dynamic and highly targeted marketing incentives to stimulate customer acquisition and conversion.

•

Customer Service: We service our customers through both self-service tools as well as live support via chat, email and phone. Our customer service team is powered by an internally built platform that manages all elements of our customers’ experience, and connects to best-in-class third party software.

Rental Reverse Logistics

We designed our patented technology to support the processes in our fulfilment centers and ensure that we can process orders efficiently and extend the useful life of our products.

•	Garment Science:

•

Cleaning Intelligence: We have over a decade of data and expertise in optimizing the life of a garment by leveraging different cleaning and care methods. Our cleaning equipment is fully networked, allowing us to monitor water temperature, cycle time and cleaning programs to maximize usage of our machines.

•	Cleaning Automation: Automation supports dynamic sorting of items into as many as 26 different cleaning programs.

•

Garment Care and Restoration: All units undergo one or more quality audits before being available to rent for the next customer. We surface customer feedback data to our associates to ensure units are properly treated. Units that need repair are tracked through every step in the restoration process.

Our Expertise in Garment Science is Enhanced by Proprietary Data and Technology, Allowing Us to Achieve Multi-Year Monetization on Our Products

YAMS
EWR
Inventory
Production
Assembly
Inbound
Outbound
Exceptions
Maintenance
Unit Manager
External
Showroom
Reports
USEROF_EWR
EN
Quality Control
PBL1
Isabel Maxi
by Paloma Blue
Garment Instructions
Check Buttons
Customer Alerts
Resolve
Issue Type
Rip
Details
Rips on back and front of dress
Computer Vision Defect
Resolve
Issue Type
Rip
Details
Large and Multiple
Image References
Front
Back
Inside Out
Rip
Remove
Location
Back of dress
Size
Large
Amount (Number)
Multiple
Image References
Acceptable
Resolve Issue
Report a defect:
Structure
Closure
Odor
Damage
Stain
Color

•

Intelligent Fulfillment Network: Our unified booking engine, the “brain” of our distribution capabilities, dynamically manages decisions such as which fulfillment center to ship a unit from or which transportation type to select to reduce cost. We are therefore able to maintain uptime throughout the year, such as during snowstorms or power outages by moving demand to another facility.

•	Optimized Storage: Garments and accessories are stored in multi-story pick modules that utilize both on-hanger and flat pack storage solutions. All items are stored randomly,

maximizing the utilization of cubic storage space. Random storage allows for efficient putaway of garments and dynamically created pick paths that save labor cost.

•	RFID: We tag each unit and all reusable garment bags with RFID tags, which increases throughput, reduces cost, improves inventory control and enables new forms of automation.

•

Fulfilment Efficiency: We have automated various parts of the fulfilment process including picking, order consolidation and packing. Our fulfilment engine dynamically prioritizes customer orders based on promised delivery date, transportation departure schedules and available capacity.

•

Transportation Innovation: Convenient places to return your rental are an important part of our customer experience. We have invested in an inbound network that allows our customers to select from national returns logistics providers and Rent the Runway designed and managed return methods including physical drop-off points, mobile trucks and RTR drop-off boxes strategically positioned in retail stores or corporate offices.

Merchandising and Product Control

Our proprietary product catalog system is the backbone of our inventory management. A flexible taxonomy supports myriad types of products which goes well beyond women’s fashion, and allows us to ingest and manage items at the SKU level, functionality that does not typically exist in off-the-shelf inventory management systems. This system uses a combination of manual and dynamic image algorithm driven attribution to assign over 60 product attributes per style, making the ingestion of new styles into the Rent the Runway catalog fast and easy without sacrificing valuable data collection. This system supports the many ways we acquire products, including Wholesale, Share by RTR and Exclusive Designs. The catalog serves as the starting point for products at RTR, and drives many areas of the Rent the Runway site and operation including quality control, search, navigation, and filtering.

While we have built the majority of our circular platform, we strategically leverage third-party software for commodity functionality where our problems are not unique. These include pieces of the customer experience, customer service tools and ERP capabilities.

Logistics Infrastructure

Our warehouses are more than just facilities - they are Dream Fulfillment Centers, or DFCs, that aim to deliver a Cinderella experience to every customer every time. Within these facilities, we have integrated best-in-class garment care equipment, internally and externally developed fulfillment software and proprietary cleaning programs to deliver high-end garment processing at massive scale. We have also built large-scale, innovative automation and other processes for garment storage, picking, shipping, receiving and restoration of garments to excellent condition. These processes result in labor and other cost savings, while increasing our total shipment capacity and increasing the total lifetime of products, our biggest asset.

•

Strategic Distribution: We have two fulfilment centers, in Arlington, Texas and Secaucus, New Jersey totaling 540,000 square feet. We have the capacity to store more than two million garments and accessories on multiple floors across our fulfillment centers. These strategically located fulfillment centers cover 67% of our subscriber base as of June 2021 within two days of ground transportation. Customers view selection in their closest distribution center allowing for minimum transit time and the lowest shipping costs. We aim to deliver industry leading fulfillment promises with a goal of delivering orders within two business days in most markets. For 50% of subscribers that reside in the geographies near our fulfillment centers, such as Manhattan, we aim to deliver within one business day. Since inception, we have shipped over 40 million units ($15.9 billion GMV).

•

Garment Care Hardware: Our facilities are equipped with a curated set of 470 pieces of digitally integrated garment care hardware including wet cleaning, dry cleaning and spray cleaning machines; dryers, steam tunnels, pressers, spotting boards, auto-baggers and commercial sewing machines.

•

Processing: Garments flow through the facility on both rail and belt-driven conveyance guided by RFID tags linked to a massive array of cleaning instructions set by our proprietary operating system. A variety of item types are sorted based on cleaning, storage and repair methods. After discrete processing, they fall back into continuous flow and random storage, which drives labor efficiency and maximizes use of physical space in our DFCs.

•

Proven Scalability: Our infrastructure is highly scalable. Our existing facilities have the physical capacity to process over two million units per week and we expect our weekly processing capacity to increase over time. We believe that the process improvements we made over COVID-19 enable us to expand our capacity to handle approximately 4x what our maximum subscriber count was in fiscal year 2019 in our two current facilities.

•

Transportation Management: We partner with a wide variety of national, regional and local last mile service providers in order to close the loop between our Dream Fulfillment Centers and our customers. Our transportation management system allows us to rate shop across these providers and opt into the best shipping method based upon cost and capacity.

Journey of a Garment

RECEIVE
DECANT
SORT
MACHINE LEARNING
CLEAN
HANG
INSPECT
STEAM
SPOT
PRESS
BAG
PICK
PACK
SHIP
WEAR

Total Addressable Market

Apparel is a large market that is rapidly shifting online. According to Euromonitor, the U.S. apparel market was $286 billion in 2020 of which 37% or $107 billion is online. The online U.S. apparel market is expected to grow at a 12% CAGR compared to the overall apparel market, which is expected to grow at a 3% CAGR between 2020 and 2025. In 2025, the U.S. apparel market is expected to be $395 billion of which 49% or $192 billion is expected to be online.28

We address the secondhand market, which is the fastest growing portion of the apparel market today. According to GlobalData, this market is at $27 billion in 2020 and is expected to increase to $77 billion in 2025, growing at a 23% CAGR. We are changing consumer purchasing behavior by creating a sharing economy for fashion and believe we will contribute to the growth of this market.

We believe we are in the early innings of this opportunity. As of the end of fiscal year 2019 and 2020, we had 147,866 and 95,245 total subscribers (which includes both active and paused), respectively. Since 2009, we have had over 2.5 million lifetime customers across all of our offerings, and as of July 31, 2021, we had over                total subscribers, representing less than                % of the total population of women aged 18 and above in the U.S.

According to the U.S. Census Bureau, as of 2020, there are 38 million women 25 years and older that both work and are college educated, 61 million women 18 years and older that are college educated, and 130 million total women 18 years and older in the U.S. Today, the majority of our subscribers and customers are college educated or working women, but we believe we can continue to diversify our subscriber and customer base over time, particularly given subscription and rental behavior trends in our favor. According to the July 2021 Lab42 Survey, 24% of women have subscribed to fashion in the past, and 59% are open to it. Additionally, 19% of women have rented clothing or accessories in the past, and 55% are open to it. 56% of women state that they will subscribe to fashion at some point in the next five years.

Our Growth Strategies

The key elements of our growth strategy are:

•

Grow our Subscribers: We have experienced success growing our subscriber base and as of July 31, 2021, we had total subscribers. We believe we have significant runway ahead of us given our customers span broad geographic and age ranges. With our differentiated brand and organic virality, strong funnel of new customers through Reserve and Resale and our continued focus on marketing efficiency, we are focused on growing our subscriber base.

•

Expand our Assortment by Adding New Brand Partners and Deepening Existing Brand Partner Relationships: We are focused on expanding our product assortment and in particular, we intend to accelerate our capex-light partnerships via Share by RTR and Exclusive Designs. Having a broader assortment choice for our customers has the potential to increase both the engagement and loyalty of our current subscribers and accelerate growth of new subscribers. We also have the opportunity to carry broader assortments from the more than 750 brand partners on our platform as we typically bring in less than 10% of a brand partner’s total available styles initially.

•

Continue to Invest in the Customer Experience: By continuing to improve our customer experience, we aim to improve subscriber retention and engagement. Our customer experience includes interactions online and the experience customers have offline wearing Rent the Runway. We are focused on driving continuous improvements in both areas, particularly on personalization, social features and transportation innovation.

[28]	Euromonitor Apparel & Footwear 2021.

•

Launch New Categories and Offerings: Our flexible membership platform and physical logistical infrastructure means that we can launch new categories and offerings that resonate with our customers and their lifestyles. For example, over 30% of our customers have children or are pregnant. In fiscal year 2019, our test launch for our kids category was successful and we continue to carry kids products on our platform. Having a broader selection of categories for our customers increases both the engagement and loyalty of our current subscribers and accelerates growth of new subscribers. We plan to continue to invest in these categories, expanding with existing and new brand partners, and growing our offerings within rental and resale. We may also choose to expand our platform through partnerships, joint ventures or acquisitions.

•

Deepen our Brand Partner Marketplace Enablement Tools: Our goal is to help our brands build bigger businesses both on and off our platform. We intend to continue to expand Share by RTR and provide more tools to our brand partners to grow their businesses and assortments across subscription, rental and resale. This includes building upon the quarterly data packs already provided to each brand partner. Additionally, as consumers and brands become more comfortable with our platform, the opportunity exists to leverage the operating system we have built to power rental, resale and subscription for our brand partners in their own DTC channels.

•

Drive Leverage in Operational Efficiency: We plan to continue to leverage our treasure trove of data through increased automation of our operations. We are focused on using our data to drive actionable insights and improve key operations such as item longevity, fulfillment and garment science while optimizing our return on investment for each individual SKU.

•

Expand Internationally: Our brand partners are focused on ways to grow with us and continue to approach us to help them grow their customer bases internationally. Similarly, our research indicates there are large potential customer segments internationally. We may invest in creating a sharing economy of physical goods around the world. We may choose to do this organically or through partnerships and acquisitions.

Our ESG (Environmental, Social, and Governance) Impact Summary

Our mission has remained the same since our founding: powering women to feel their best every day. We believe our platform is powering a new frontier for fashion, one in which women buy less and wear more, disrupting a centuries old industry and contributing to a more sustainable future.

Our Environmental Impact

Driving A Paradigm Shift in Consumption to Protect Our Planet: The negative environmental impacts of the fashion industry are well documented and raise concerns that business-as-usual linear models, which generate significant waste and require substantial natural resources, cannot be sustained.

According to the Ellen MacArthur Foundation, or EMF, from 2002 to 2017, global clothing production approximately doubled but utilization decreased by 36%.29 EMF estimates that in a business-as-usual scenario, more than 150 million tons of clothing would be landfilled or burned in 2050 - with the weight of clothing produced between 2015 and 2050 accumulating to more than ten times that of the aggregate weight of the world’s population in 2017.30

Textile production is energy- and water-intensive, and EMF estimates that textile production resulted in 1.2 billion tons of carbon dioxide (CO2) equivalent in 2015, more than the emissions from all international flights and maritime shipping combined that year, and uses around 93 billion cubic meters of water annually, contributing to water scarcity in many regions of the world.31

[29]	Ellen MacArthur Foundation, A New Textiles Economy: Redesigning Fashion’s Future, 2017.
[30]	Based on an estimated weight of the 2017 world’s population of 300 million tons.
[31]	EMF estimate includes cotton farming.

These realities have accelerated the need for change, and specifically for innovative business models that curb the environmental impacts of the industry. According to a 2020 study published by McKinsey & Co. and the Global Fashion Agenda (GFA), circular business models including rental, re-commerce, repair and refurbishment could enable the industry to cut approximately 143 million tons of Greenhouse Gas (GHG) emissions by 2030 (out of the estimated 2.1 billion tons the industry generates).32 Their analysis also found that one in five garments will need to be traded through circular business models in order for the industry to achieve a 1.5 degree pathway by 2030 (limiting global warming to less than 1.5 degrees Celsius above pre-industrial levels), a goal set forth by the United Nations Paris Climate Accord.33

We believe that our scalable platform, which distinctly offers the options to rent a-la-carte, subscribe and purchase resale, holds significant potential as a key contributor to reducing waste and natural resource consumption. Our ultimate goal is displacement of new clothing, meaning that rental and purchase of “pre-loved” clothing ultimately replaces production of new clothing. We have seen that renting through our shared Closet in the Cloud creates less overall clothing consumption amongst our customer base. Our subscribers consistently indicate that they purchase less new clothing because of our business; as of June 2021, 89% of our subscribers said they buy fewer clothes than they used to prior to joining RTR, with close to one-third of our subscribers saying they buy six to over 20 fewer items of clothing per month since signing up for RTR. Our subscribers also spend less on buying clothes: 60% of our subscribers report spending between $100 and $500 less per month on clothes and at least $25 less on dry cleaning per month when they have a subscription to RTR.

Our business model aims to teach customers a rent versus buy mindset when it comes to building and maximizing their wardrobes: that they should invest in purchasing high-quality pieces that they will wear with frequency over many years, and that they should rent pieces they will wear less. Notably, 83% of our subscribers have bought less fast fashion since using RTR. We believe the substitution of Rent the Runway for fast fashion has positive sustainability impact as it is estimated that more than half of fast fashion produced is disposed of each year.34

Additionally, we commissioned a first of its kind study in the U.S. with Green Story and SgT, third-party consultants specializing in apparel Life Cycle Assessments, or LCA Study, to assess the environmental impacts of business-as-usual linear models compared to the Rent the Runway rental platform.

Displacement of New Garment Production

Using our data provided for the LCA Study, we estimate that our rental model has displaced production of new garments. Specifically:

•

We estimate that approximately 1.3 million total new garments have been displaced since 2010, resulting in the savings of 67.0 million gallons of water, 98.6 million kWh of energy and 44.2 million pounds of CO2 emissions.[35]

[32]	McKinsey & Co. in partnership with the Global Fashion Agenda, Fashion On Climate, 2020.
[33]

An agreement within the United Nations Framework Convention on Climate Change (UNFCCC) developed in 2015. The goal of the agreement is to keep the global average temperature from rising 2°C and preferably to 1.5°C (compared to temperatures pre-industrial revolution) by the end of the century.

[34]	McKinsey & Co., Style That’s Sustainable: A New Fast-Fashion Formula, October 2016.
[35]

Displacement by category was calculated by the total amount of wears of RTR products, or Rental Wears, then estimating how many garments otherwise would have been bought and worn in the traditional manner (which is not a rental model, known here as “Linear Wears”) had the RTR Rental Wears not taken place. Specifically, this displacement is calculated by (Rental Wears - Linear Wears) / Linear Wears. The displacement per category was then multiplied by the estimated number of units across all product categories from 2010 to 2021. Environmental savings are based on results of the LCA Study and specifically the net upstream production impact across 12 product categories assessed in the LCA Study: blouses, sweaters, skirts, jeans, pants, jumpsuits, daytime dresses, maxi dresses, gowns, cocktail dresses, jackets and coats. These categories represented approximately 85% of our 2019 product assortment. Examples of categories not included in our calculations include accessories and home goods. These savings calculations reflect the difference between the rental model and the full environmental cost of purchasing under the linear model, while the savings referenced below under “Environmental Savings”, reflect the difference in environmental savings between purchasing under a rental model as opposed to a linear model.

•

We estimate that these environmental savings are the equivalent of approximately 134 million days of drinking water, 12,697 U.S. households’ annual electricity usage and 47,737 round trip flights between Newark and Dallas, respectively.[36]

Environmental Savings

When a customer rents a garment from our Closet in the Cloud, the result is net environmental savings when compared to purchasing as follows:37

•

The LCA Study found environmental savings on a per wear basis when compared to purchasing a new garment. Overall, across all 12 categories studied, we estimate net environmental savings of a 24% reduction in water usage, a 6% reduction in kWh of energy usage, and 3% reduction in pounds of CO2 emissions for one rental garment.[38]

•

The estimated environmental savings for water, energy, and emissions varied across different categories. For example, renting from certain product categories such as cocktail dresses and sweaters yields significant environmental savings, whereas renting from certain product categories such as jeans and pants does not yield environmental savings.

•	Understanding the nuances between our product categories is key in our efforts to improve the overall number of wears of our products and increase the positive environmental impact of our platform.

•	With approximately 27.1 million wears estimated across all 12 categories since 2010, we estimate that we have saved 54.7 million gallons of water, 33.0 million kWh of energy and
13.3 million pounds of CO2 emissions.[39] We estimate that these environmental savings are the equivalent of approximately 109.4 million days of drinking water, 4,250 U.S. households’ annual electricity usage and 14,329 round trip flights between Newark and Dallas.[40]

While there is no silver bullet to solving the numerous environmental challenges facing the fashion industry, we believe we can harness our platform to fundamentally shift mindsets and behaviors, ultimately leading to higher wears per garment and less overall clothing production.

[36]	Equivalency estimates were calculated using EPA’s Greenhouse Gas Equivalencies Calculator and data from ICAO.
[37]

A garment means one item in the following 12 product categories assessed in the LCA Study: blouses, sweaters, pants, jeans, skirts, jumpsuits, daytime dresses, maxi dresses, gowns, cocktail dresses, jackets and coats.

[38]

Percentage of savings are based on (a) the calculation of individual environmental impact of each category as presented in the LCA, weighted by (b) the percentage of estimated total wears for each of the 12 categories, as measured from 2010 through 2021.

[39]	Based on total number of wears in the 12 product categories measured from 2010 to 2021.
[40]

Data extrapolated using results of LCA Study, which used 2019 company data, and total wears for each of the 12 categories measured from 2010 through 2021. These savings calculations reflect the difference in environmental savings between purchasing under a rental model as opposed to a linear model, while the savings referenced above under “Displacement of New Garment Production”, reflect the difference between the rental model and the full environmental cost of purchasing under the linear model. Equivalency estimates were calculated using EPA’s Greenhouse Gas Equivalencies Calculator and data from ICAO.

We Are Building A More Sustainable Fashion Industry By Encouraging Women To Buy Less and Wear More

RTR CUSTOMERS BUY LESS	RTR PLATFORM DRIVES ENVIRONMENTAL GAINS

89%
buy fewer clothes after joining RTR

Buy less stuff.

83%
buy less fast fashion since using RTR

~1.3M
estimated new garments have been displaced since 2010[1]

Resulting in Est. Savings[2] of:	Net Environmental Savings[3] Per Wear vs. Buying New:
67M gallons of water	24% Water
99M kWh of energy	6% Energy
44M pounds of CO_2 emissions	3% CO_2 emissions

See "Our ESG (Environmental, Social, and Governance) Impact Summary" section for additional detail.

1 Displacement was calculated by (Rental Wears - Linear Wears) / Linear Wears. Displacement was multiplied by estimated number of units in all categories studied.

2 Environmental savings are based on results of an LCA Study, specifically the net upstream production impact across all categories studied.

3 Percentage of savings are based on (a) the calculation of individual env. impact of each category as presented in the LCA Study, weighted by (b) the percentage of estimated total wears for each of the categories studied, from 2010-2021.

Our Social Impact

Equalizing the Playing Field, While Powering Women to Feel Their Best: Whether it’s commanding a meeting room, performing center-stage or completing a carpool pickup, women have busy and demanding lives that require versatile clothing. Yet despite the significant role women play in driving the global economy, they are disproportionately challenged to dress and feel their best when compared to men.

Consider the “appearance expectation gap.” In many industries, women face greater cultural expectations for their physical appearance at work. There are many unspoken (and sometimes spoken) rules around how professional women should dress including what items are appropriate, what designers are preferred, and what styles are suitable for the office. These expectations are not limited to only certain job levels; interns to entry-level employees through management often encounter barriers of both affordability and access when trying to fit into these environments.

In a 2018 survey conducted by The Business of Fashion in partnership with Thrive Global, 49% of women reported feeling self-conscious about repeating outfits at work, 50% of women reported feeling pressure to be “put together” at work and 41% said that how they dress impacts how they are viewed as leaders.41

These cultural and economic disparities are compounded by the fact that women earn less than their male counterparts. Per the latest U.S. Census Bureau data as of 2019, the average full-time working American woman makes 82 cents for every dollar earned by their male counterpart.42

We believe that our Closet in the Cloud powers women to unlock their confidence and therefore their greatest potential through access to versatile and affordable designer clothing and accessories.

Rent the Runway offers customers access to aspirational clothing that is often —consciously or subconsciously—expected in the workforce. We help reduce the barriers to entry of being a professional working woman, which make up the majority of our customers. We deliver significant financial value to customers, with our average subscriber wearing clothes worth more than 20 times what she pays for a monthly RTR subscription on an annualized basis (more than $37,000 in designer retail value annualized for the first six months of fiscal year 2021).43

Furthermore, the convenience of a Rent the Runway subscription saves women on average three hours a week on getting dressed giving our subscribers time back so that they can spend it on the things that matter most.

Lastly, we are democratizing fashion by making products available at a price point that is more widely accessible. Fashion is at the center of many of life’s most important traditions and moments, but the cost of fashion can be restrictive. For instance, families with a household income of less than $25,000 plan to spend $1,393 for the prom, compared to those making more than $50,000, who plan to spend an average of $799.44 Our business provides the experience of wearing the “real thing” to everyone and we make it possible to feel your best, regardless of your household income. We believe everyone deserves to celebrate special occasions with confidence. Approximately 87% of our customers say that RTR gives them more access to brands that they cannot afford, based on our June

[41]	Business of Fashion, Women Need Work Clothes. These Brands Want to Give Them More Options, October 10, 2018.
[42]	The U.S. Census Bureau, Income, Poverty and Health Insurance Coverage in the United States: 2019, September 15, 2020.
[43]

We calculate designer retail values using original retail and/or comparable value prices. An original retail price is the price at which the manufacturer suggested that retailers in the marketplace, including department stores and specialty retailers, sell the item in new condition. A comparable value price is used for our Exclusive Designs and is based on an evaluation of prices for new comparable merchandise sold elsewhere in the marketplace.

[44]	CNN Money, Poor Families Spend $600 More On Prom than Wealthier Ones, March 2015.

2021 Customer Survey. Since our founding we have been deliberate about partnering directly with designers to transform the fashion industry, by providing widespread access to high-end and designer products and removing barriers around price, all while maintaining brand equity for our partners and helping them to grow their businesses.

ESG Actions Taken

We aim to use our platform to set the standard for sustainable practices for our unique business model as well as catalyze transformation within the fashion industry. We lead with our mission and take actions aimed to accelerate the environmental and social wellbeing of our customers, employees, brand partners and the communities in which we operate.

Environmental Actions

We actively measure the use of resources in our operations using third-party software that streamlines data collection across our facilities. In July 2021, we completed our first Scope 1 (direct emissions from our owned and controlled sources) and Scope 2 (indirect emissions from our generation of purchased energy) greenhouse gas emissions footprint for fiscal year 2019, in accordance with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. We will continue to measure these emissions so that we may begin to set targets to reduce them, and we also intend to measure our Scope 3 emissions (all indirect emissions not included in Scope 2 that occur in our value chain) in the future.

Additionally, we continue to implement solutions aimed at lowering the environmental impact of our operations, while also improving efficiencies and reducing costs, including:

•

The lifecycle of our products does not end with our operations and we recognize the importance of responsible end of life practices; we resell, donate, or recycle all products when they are no longer able to cycle through the Closet in the Cloud to approved third-party organizations. Our Revive program resells products through our own sample sales or in collaboration with partners like ThredUp. Additionally, as of June 2021 we have donated over 30,000 units of clothing, accessories, and reusable packaging and recycled over 28,000 units through our partner organizations.[45] Key donation partners include Dress for Success, Materials for the Arts and Henry Street Settlement while key recycling partners include Looptworks and FabScrap. In total, we estimate that approximately 1.1 million products weighing approximately 900,000 lbs have been either resold, donated or recycled and diverted from landfill. This equates to approximately 330,000 lbs of CO2 emissions (carbon dioxide equivalence) avoided when compared to linear, or the equivalent of approximately 167,000 pounds of coal burned.[46]

•

We keep our plastic packaging out of landfills by encouraging customers to send back the plastic polybags that protect our garments as well as our two-way poly mailers (made of up to 50% post-industrial recycled materials, which were launched in 2020) so we can recycle them through our third-party partner, Trex Company, Inc., who recycles these items into wood-alternative building and decking materials. Approximately 408 tons have been recycled since 2017 through this program, the equivalent weight of 68 elephants.

•

We set a new standard for reusable packaging with the launch of our patented garment bag in 2014, transforming the way customers receive and send products. In the fall of 2021, we are excited to launch the latest version of our reusable garment bag which we believe will reduce

[45]	Donated and recycled quantities from January 2018 through June 2021.
[46]	Environmental savings were calculated as a part of the LCA Study and are based on end of life impact for a linear business model.

costs and improve our operational efficiency and reduce water usage by 1.25 gallons per bag use, as compared to our prior garment bag. With a planned usage of approximately 20% of shipments in fiscal year 2022, the next version of our garment bag is expected to save an estimated 6.7 million gallons of water through fiscal year 2024.

•

Our staff of experts provide the utmost care and skill in assessing, cleaning and repairing products (as necessary). Their goal is to keep our items in excellent condition and in circulation as long as possible. Since the beginning of calendar year 2018, we’ve completed approximately 4.1 million repairs, successfully extending the useful rental life of our products.

•

Through Exclusive Designs, we partner with brands to co-manufacture products using the powerful customer insights we maintain. With real time analytics coupling customer preferences and product wear and tear, we are able to drive design decisions to improve the durability of the products manufactured. Exclusive Designs accounted for 18% of our product acquisition in fiscal year 2020.

Social Actions

Our business impacts the lives of a wide number of stakeholders, from the suppliers that manufacture our products to our employees. We believe that businesses have a moral obligation to create positive change in the communities they build and hold ourselves and our partners to high standards in order to do so.

Our Employee Benefits: We recognize that our employees have and always will be paramount to the success of our company. We aim to build and empower the best teams in the world. We are a values-led organization, and our commitment to the Core Values we created as a Founding Team in 2010 underpins our culture by guiding how we interact and collaborate. Our culture is fast-paced, entrepreneurial, and rooted in passion, kindness, and positivity. Employees are passionate about our mission and committed to our customers. Core Values that have guided our culture include:

•	We are all Founders of Rent the Runway

•	Dream BIG and go after it

•	Adapt and learn from everything you do

•	Debating, honest conversations and collaborating make the company stronger

Core Values

1

Everyone deserves a Cinderella Experience.

2

Dream big and go after it.

3

Make the most with what you have... scrappiness is a virtue.

4

Debating, honest conversations and collaborating make the company stronger.

5

Happiness and positivity is a choice!

6

Embrace the RTR family and bring your authentic self into the office each day.

7

Bring your best intentions to everything and trust that others do the same.

8

Adapt and learn from everything you do.

9

Roll up your sleeves and get involved. Everyone should be accessible and involved with the day-to-day elements of RTR.

10

We are all founders of Rent The Runway.

In line with our values, in 2018, we equalized leave benefits across all hourly and salaried U.S. employees on our Corporate, Customer Experience and Warehouse teams. Regardless of gender, all U.S. employees are eligible to take the same parental leave (up to 12 weeks fully paid and up to an additional 8 weeks unpaid). In addition, all U.S. employees receive the same family sick leave (up to 10 days), bereavement (up to 20 days), and sabbatical benefits (6 weeks). We prioritize the health and wellbeing of all employees across our organization.

Diversity, Equity & Inclusion: As a business founded by and for women, Diversity, Equity and Inclusion, or DE&I, has always been and will continue to be a priority for our organization. We are proud of the progress we have made across our four key areas of focus — Representation, Belonging, Behaviors and Accountability, and are committed to building on our progress by establishing a long-term strategy to fight systemic inequities in order to make Rent the Runway, and the wider fashion community, more diverse and inclusive. Given our pursuit of women’s empowerment for over a decade, we are immensely proud that our IPO will be the first-ever with a female CEO, CFO and COO leading our company. Our RTR team, as of June 2021:47

•	70% of our employees identify as women and 57% of our employees identify as a Black, Indigenous or Person of Color, or BIPOC;

•	75% of the members of our executive team identify as women and 50% identify as BIPOC;

•	55% of our senior leadership identifies as women and 45% identifies as BIPOC;[48]

•	50% of the members of our board of directors identify as women; and

•	41% of our technology team (including engineers, data scientists and product managers) identifies as women and 45% identifies as BIPOC.

Our partners:

•	We increased the penetration of BIPOC designers featured on our platform from 4% of brands on RTR in fall of 2020 to 10% in spring 2021;

•	We increased the representation of BIPOC models featured on our platform from 40% in fiscal year 2019 to 54% in fiscal year 2020; and

•	Current and new partnership spend with BIPOC vendors is up 37% between fall of 2020 and fall of 2021.

Other notable actions we have taken over the past 12 months in our key areas of focus include:

Representation

•

We committed to meaningful, lasting change by becoming one of the first brands to sign Aurora James’ 15 Percent Pledge. While James called on brands to earmark 15% of shelf space to Black-owned businesses, we approached the effort holistically across the Rent the Runway ecosystem, pledging to increase fashion talent represented on our platform, as well as in our marketing and editorial content.

•

As of spring of 2021, we have exceeded our commitment of $1 million to support Black-owned businesses through our Wholesale, Share by RTR and Exclusive Designs initiatives. We are proud that since making this commitment we have tripled the number of Black-owned brands offered on our site.

[47]	Includes U.S. employees only.
[48]	C-suite executives, and members of our senior leadership team which consists of senior vice presidents, vice presidents and some senior directors.

•

We implemented a recruiting initiative that encourages applicants to self-identify and provide their demographic data so we can better understand our recruiting funnel, measure progress, and explore new recruiting strategies, helping to ensure that a wider, more diverse pool of candidates has access to career opportunities and that we recruit top talent.

Belonging

•	We engaged a third-party consultant to advise on best practices and make recommendations on how we can further prioritize DE&I within our workplace.

•	We have debuted four Employee Resource Groups to unite team members across the organization and provide a platform for thought leadership and community building.

Behaviors

•

We introduced training regarding inclusive hiring, anti-harrasment and discrimination and unconscious bias, including additional resources for people managers, that include regular reminders for our employees about our anti-retaliation and employee reporting procedures.

•

Our employees launched two inclusion-based tools: one detects non-inclusive language in our software development source code and another translates our fulfillment centers software into multiple languages. The purpose of first tool is to point out places where improvements to coding language can be made by removing non-inclusive language and replacing it with more inclusive alternatives. We use this tool internally and provided it to the development community as open source (i.e. free of charge).

Accountability

•	We shared employee demographic data with our organization and plan to publish this data publicly.

Responsible Manufacturing: We are committed to responsible manufacturing in our supply chain and we believe our policies promote legal and ethical business practices. We update our Vendor Code of Conduct on an annual basis. This code requires vendors to comply with all applicable laws and embrace RTR’s high standards of ethical behavior, treat workers fairly and safely, commit to protecting the environment, maintain accurate records and be an ethical partner to RTR.

Project Entrepreneur: In 2015, in partnership with UBS, Rent the Runway’s Co-Founders, Jennifer Y. Hyman and Jennifer Fleiss, launched Project Entrepreneur, an accelerator for startups founded by women. The aim of Project Entrepreneur was to provide these founders with the networks, tools and training needed to successfully raise capital and scale their companies. In the nearly five years that Ms. Hyman and Mrs. Fleiss ran Project Entrepreneur, they mentored thousands of women and helped them collectively raise nearly $60 million in funding. In 2019, Ms. Hyman and Mrs. Fleiss successfully transitioned the program to UBS.

Governance Highlights

As sustainability is at the core of our business, accountability for ESG matters starts at the highest level. The Nominating and ESG Committee of the Board of Directors will be responsible for overseeing our ESG strategy and progress and will receive regular updates from management.

Our President and Chief Operating Officer directs the development and implementation of our sustainability strategy and initiatives and is supported by our Senior Director of Sustainability, who manages the program. We additionally have a Sustainability Alliance, with participation from senior leaders across our operations, finance, marketing, merchandising, people and legal teams. The Sustainability Alliance meets regularly and helps to drive performance of sustainability initiatives throughout our company.

Competition

The fashion industry is highly fragmented and competitive. Our competitors include other fashion rental companies and also a range of traditional and online retail and resale fashion companies. Our ability to remain competitive depends on the continued shift from an ownership to an access model. While other competitors may change their business models and endeavor to expand into the rental and resale space, online fashion rental and resale presents unique operational and technical challenges.

We compete primarily on the basis of brand recognition, customer and brand partner experience, product mix and quality, quality of our e-commerce experiences and services and price. Additionally, we experience competition for consumer discretionary spending from other product and experiential categories. We believe we are able to compete effectively because there are numerous trends in our favor that support the continued growth and success of online fashion rental.    See the section titled “Risk Factors—Risks Relating To Our Business and Industry—The global fashion industry is highly competitive and rapidly changing, and we may not be able to compete effectively.”

Government Regulation

We are subject to a wide variety of complex laws and regulations in the United States and other jurisdictions in which we operate. The laws and regulations govern many issues related to our business practices, including those regarding consumer protection, worker classification, wage and hour, sick pay and leaves of absence, anti-discrimination and harassment, whistleblower protections, background checks, privacy, data security, intellectual property, health and safety, environmental, competition, fees and payments, pricing, product liability and disclosures, property damage, communications, employee benefits, taxation, unionization and collective bargaining, contracts, arbitration agreements, class action waivers, terms of service, and accessibility of our mobile app or website.

These laws and regulations are constantly evolving and may be interpreted, applied, created, superseded, or amended in a manner that could harm our business. These changes may occur immediately or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. As we expand our business into new markets or introduce new features or offerings into existing markets, regulatory bodies or courts may claim that we are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions.

Additionally, because we receive, use, store, transmit, and disclose personal data relating to customers on our platform, we are subject to numerous laws and regulations in the United States and other countries where we do business, as well as industry standards, relating to privacy, data security and data protection, direct marketing, and online advertising. Such laws, regulations, and industry standards include, but are not limited to, Section 5(a) of the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991 and all regulations promulgated thereunder, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the California Online Privacy Protection Act, and the Payment Card Industry Data Security Standard.

See the section titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Intellectual Property

Our intellectual property is an important component of our business. We rely on a combination of trademarks, copyrights, patents, trade secrets, license agreements, confidentiality procedures,

non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights, and policies and procedures, to establish and protect our proprietary rights.

As of June 30, 2021, we had five issued patents in the United States that expire between 2031 and 2038, no allowed patent applications in the United States, and one patent application (including active PCT applications) pending in the United States and globally. While we believe our patents and patent applications in the aggregate enhance our competitive position, no single patent or patent application is material to us as a whole.

We register our brand names and product names, taglines and logos in the United States to the extent we determine appropriate and cost-effective. As of June 30, 2021, we had a total of 19 registered trademarks in the United States and six registered trademarks in non-U.S. jurisdiction. As of June 30, 2021, we had also registered a total of four copyrights. We also register domain names for certain websites that we use in our business, such as www.renttherunway.com, as well as similar variations to protect our brands and marks from cybersquatters.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional actions to establish and protect our intellectual property rights to the extent we believe it would be beneficial and cost effective.

Our Facilities

Our corporate headquarters is located in Brooklyn, New York, which consists of approximately 59,430 square feet of space under a lease that expires in November 2032. We also lease a corporate space and photo studio in New York, New York and lease and operate fulfillment centers in Secaucus, New Jersey and Arlington, Texas totaling 540,000 square feet, under leases that expire in August 2024 and May 2030, respectively. We also lease a corporate space in Galway, Ireland.

We believe our facilities are suitable for our current needs. We intend to expand our facilities or add new facilities as we grow and believe that suitable additional or alternative space will be available as needed to accommodate such growth.

Employees and Human Capital Resources

As of January 31, 2021, we had a total of 806 full-time employees and 15 part-time employees in the United States and Ireland. As of January 31, 2021, our talented technology team consisted of 183 employees, across engineering, data analytics, IT, product, software quality assurance, user experience and design, including a team of 32 in Galway, Ireland, primarily in engineering and data analytics. None of our employees are represented by a labor union or covered by collective bargaining agreements and we have not experienced any work stoppages.

We strive to make Rent the Runway a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. Our culture is underpinned by our Core Values, including that we are all Founders of Rent the Runway, Dream BIG and go after it, adapt and learn from everything you do and debating, honest conversations and collaborating make the company stronger.

The core objective of our compensation program is to provide competitive compensation packages to attract and retain the best employees. See the section titled “Business—Our ESG (Environmental, Social and Governance) Impact Summary” for more information about our values, commitments and human capital measures and objectives.

Legal Proceedings

We are subject to routine legal proceedings in the normal course of operating our business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of July 31, 2021:

Name	Age	Position
Executive Officers
Jennifer Y. Hyman	40	Co-Founder; Chief Executive Officer; Chair
Scarlett O’Sullivan	51	Chief Financial Officer
Anushka Salinas	39	President; Chief Operating Officer
Brian Donato	50	Chief Supply Chain Officer
Andrea Alexander	39	Chief People Officer
Cara Schembri	44	General Counsel; Secretary
Larry Steinberg	53	Chief Technology Officer
Sarah Tam	47	Chief Merchant Officer

Non-Employee Directors
Tim Bixby	56	Director
Jennifer Fleiss	37	Co-Founder; Director
Scott Friend	55	Director
Melanie Harris	42	Director
Beth Kaplan	63	Director
Dan Nova	59	Director
Gwyneth Paltrow	48	Director
Carley Roney	53	Director
Dan Rosensweig	60	Director
Mike Roth	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and ESG committee.

Executive Officers

Jennifer Y. Hyman has served as our Co-Founder since November 2008 and our Chief Executive Officer and the Chair of our board of directors since March 2009. Prior to co-founding Rent the Runway, she served as Director of Business at IMG, a global talent management company, from 2006 to 2007. Ms. Hyman also serves on the Board of Directors of The Estee Lauder Companies Inc., a global manufacturer and marketer of luxury beauty products, and on the Supervisory Board of Zalando SE, a European online fashion platform. Ms. Hyman holds a B.A. in Social Studies from Harvard University and an M.B.A. from Harvard Business School. We believe Ms. Hyman is qualified to Chair our Board of Directors because of the perspective and experience she brings as our Chief Executive Officer and as one of our Co-Founders, as well as her proven innovation and expertise at the intersection of the consumer, retail and technology sectors.

Scarlett O’Sullivan has served as our Chief Financial Officer since September 2015. Prior to joining us, Ms. O’Sullivan was a Partner at Softbank Capital and Softbank China & India Holdings, leading early-stage and growth-stage venture capital investments in consumer Internet, for nine years from 2007 to 2015. Prior to that, Ms. O’Sullivan spent 10 years as an investment banker at Robertson Stephens and Morgan Stanley, primarily focused on the technology sector. Ms. O’Sullivan also serves on the board of directors of Olivela Inc., an innovative luxury shopping and philanthropy e-commerce platform, and Simon Property Group Acquisition Holdings, Inc., a special purpose acquisition company targeting innovative businesses that operate in the “Live, Work, Play, Stay, Shop” ecosystem.

Ms. O’Sullivan holds a B.S. in Economics from Yale University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Anushka Salinas has served as our President and Chief Operating Officer since October 2019. Prior to that, she served as our Chief Revenue Officer from May 2018 to October 2019 and General Manager of Subscription from February 2017 to May 2018. Ms. Salinas was also a member of Rent the Runway’s founding team serving as our Vice President of Merchandising from 2012 to 2013 and Director, Merchandising from 2010 to 2012. Before re-joining us, Ms. Salinas served as the Head of Commerce at Resonance Companies, a sustainability-focused company that aims to disrupt clothing manufacturing and supporting designers to grow their businesses, from August 2015 to February 2017 and as VP of e-commerce at Hudson Bay’s Company where she oversaw lordandtaylor.com and thebay.com from 2013 to 2015. Ms. Salinas holds a B.A. in Economics from the University of Pennsylvania and an M.B.A. from Columbia Business School.

Brian Donato has served as our Chief Supply Chain Officer since March 2020. Before joining us, he was the Senior Vice President of Operations for Bowery Farming, a vertical farming company, from March 2018 to March 2020. From January 2012 to May 2018, Mr. Donato served in various capacities at Amazon.com, an e-commerce marketplace, including leading operations for North American Customer Returns, Worldwide Fresh, Worldwide Pantry and half of the North American Fulfillment Network. Additionally, Mr. Donato served as the Director of Operations for Moen, Inc., a manufacturer of faucets and other plumbing products from May 2007 to December 2011. Mr. Donato holds a B.S. in Mechanical Engineering from Pennsylvania State University as well as an M.S. in Mechanical Engineering and an M.B.A. from the Massachusetts Institute of Technology.

Andrea Alexander has served as our Chief People Officer since June 2021. Prior to joining us, Ms. Alexander served in various roles of increasing responsibility, including Associate Partner, and Professional Development Manager at McKinsey & Company, a management consulting company, from September 2009 to June 2021. Ms. Alexander also serves on the board of directors of two non-profit organizations, Teach for America Houston and Buffalo Bayou Partnership. Ms. Alexander holds a B.Sc. in Business from the Wharton School of Business at the University of Pennsylvania and an M.B.A. from Harvard Business School.

Cara Schembri has served as our General Counsel and Corporate Secretary since December 2019 and prior to that, she served as our Interim Chief People Officer from March to September 2020. From September 2014 to November 2019, Ms. Schembri served in various roles at Etsy, Inc., a global online marketplace, most recently as the Vice President, Deputy General Counsel and Assistant Secretary. Prior to that, Ms. Schembri served as Senior Counsel and Assistant Corporate Secretary for Avon Products, Inc., a multinational cosmetics and personal care company, from September 2008 to September 2014. From September 2005 to August 2008, she was a senior associate at Norton Rose Fulbright LLP and from September 2003 to September 2005, she was an associate at Sidley Austin LLP. Ms. Schembri holds a B.A. in Philosophy from Binghamton University and a J.D. from The George Washington University Law School.

Larry Steinberg has served as our Chief Technology Officer since July 2020. Before joining us, Mr. Steinberg was a partner at AKF Partners, an advisory services firm specializing in technology growth, and the Chief Technology Officer and Senior Vice President of Technology at Agilysys, a hospitality software provider, from May 2012 to April 2018. In March 1995, Mr. Steinberg founded Engryo (formerly known as Dirigo) and served as its Chief Technology Officer until May 2007 when it was acquired by Microsoft. At Microsoft, he served as a Principal Architect in System Center from June 2007 to September 2009 and Development Manager for Microsoft System Center from September 2009 to May 2012. Mr. Steinberg holds a B.S. in Applied Mathematics from Kent State University.

Sarah Tam has served as our Chief Merchant Officer since August 2017. Prior to that, she served as our Senior Vice President of Merchandising and Planning from February 2015 to August 2017. Before joining us, Ms. Tam spent 19 years at Saks Fifth Avenue, where she most recently served as VP DMM, heading up Women’s Designer RTW, Bridal & Evening. Ms. Tam oversaw the creation, execution and merchandising strategy of the Women’s European and American Designer business across e-commerce and stores nationwide. During her career at Saks Fifth Avenue, she held leadership positions across the Buying and Planning organization encompassing multiple categories including Designer RTW, Luxury Handbags, Women’s Designer Shoes and Men’s Sportswear. Ms. Tam holds a B.S. in Business Administration and Management from Geneseo University.

Non-Employee Directors

Tim Bixby has served as a member of our board of directors since February 2021. Mr. Bixby has been the Chief Financial Officer of Lemonade, Inc., a homeowners and renters insurance provider, since June 2017. From 2016 to 2020, Mr. Bixby has served as a member of the board of advisors for Sightworthy, an on-demand video marketing company. Prior to that, he served as the Chief Financial Officer of Shutterstock, Inc., a digital content licensing marketplace, from 2011 to 2015. Mr. Bixby holds a B.A. in Mathematics from Dartmouth College and an M.B.A. from Harvard Business School. We believe Mr. Bixby is qualified to serve on our board of directors because of his experience as a public company chief financial officer and his extensive knowledge of technology-based companies.

Jennifer Fleiss has served as our Co-Founder since November 2008 and as a member of our board of directors since March 2009. She previously served as our Head of Logistics and Business Development from November 2008 to March 2017. From March 2017 to January 2020, she served as the Co-Founder & Chief Executive Officer of JetBlack, a digital commerce platform and subsidiary of Walmart, Inc. Ms. Fleiss joined Volition Capital, a growth equity firm, in February 2021. She also serves as an advisor at investment firms, Prelude Growth Partners and Torch Capital. Ms. Fleiss currently serves on the board of Apollo Strategic Growth Capital, a publicly-traded special purpose acquisition company; Party City, a publicly traded retail chain of party stores; and Shutterfly, Inc., a manufacturer and digital retailer of personalized products and services. Ms. Fleiss holds a B.A. in Political Science from Yale University and an M.B.A. from Harvard Business School. We believe Ms. Fleiss is qualified to serve on our board of directors because of the perspective she brings as one of our Co-Founders, as well as her experience advising public and private companies.

Scott Friend has served as a member of our board of directors since July 2009. Mr. Friend has been a partner at Bain Capital Ventures, the venture capital division of Bain Capital, a multi-asset alternative investment firm, since September 2006. Mr. Friend currently serves on the board of directors of Persado, an AI-generated language platform; Attentive, a mobile marketing platform; Flow Commerce, Inc., a platform expanding e-commerce companies’ global reach; Mirakl, a French cloud-based e-commerce company which provides online marketplace software to retailers, manufacturers and wholesalers; and mParticle, a customer data platform. Mr. Friend holds a B.A. in Engineering and Economics from Brown University and an M.B.A. from Harvard Business School. We believe Mr. Friend is qualified to serve on our board of directors because of his extensive corporate strategy, financial, and management experience.

Melanie Harris has served as a member of our board of directors since July 2021. Ms. Harris has been the Vice President, Strategy & Development at Nike, Inc. since May 2019. She previously served in various capacities at Bain & Company from January 2010 to May 2019, most recently as a Partner. Ms. Harris holds a B.A. in Political Science from Yale University and an M.B.A. from Harvard Business School. We believe Ms. Harris is qualified to serve on our board of directors because of her extensive leadership experience with e-commerce and consumer products companies and her financial background.

Beth Kaplan has served as a member of our board of directors since February 2014 and formerly served as our President and Chief Operating Officer from 2012 to 2015. Ms. Kaplan is the managing member of Axcel Partners, LLC, a venture capital firm investing in early stage and growth companies founded and led by women, and previously served as the President and Chief Operating Officer of GNC. Ms. Kaplan currently serves on the board of directors of a number of companies, including public companies Howard Hughes Corporation, a real estate development and management company; Crocs, a manufacturer of foam clogs; Meredith Corporation, a media conglomerate; and private companies Cooper’s Hawk, a full-service restaurant and winery chain, and Brilliant Earth, a jewelry company. Ms. Kaplan holds a B.S. in Marketing, Finance and Economics and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. We believe Ms. Kaplan is qualified to serve on our board of directors because of her strategic, operational and management and directorship experience in public and private companies.

Dan Nova has served as a member of our board of directors since February 2010. Mr. Nova has been a General Partner at Highland Capital Partners, a global venture capital firm with offices in Cambridge and Silicon Valley, since 1996. Since October 2020, Mr. Nova has also served as the Chief Investment Officer and a director of Highland Transcend Partners I Corp., a publicly-traded special purpose acquisition company. Mr. Nova also serves on the board of directors and compensation committee of ThredUp Inc., a publicly-traded online resale platform, and serves on the board of directors of a number of privately held companies, including Catalant, Clearbanc, Kyruus, RapidSOS and YipitData. Mr. Nova holds a B.S. in Computer Science and Marketing from Boston College and an M.B.A. from Harvard Business School. We believe Mr. Nova is qualified to serve on our board of directors because of his profound experience in the venture capital industry, financial expertise and extensive private and public board, financial and management experience.

Gwyneth Paltrow has served as a member of our board of directors since May 2021. Ms. Paltrow is an entrepreneur, an Oscar- and Emmy-winning actress, and a New York Times–bestselling author. She founded Goop, Inc., or goop—a global lifestyle brand and contextual commerce business—in 2008 and has served as the chief executive officer since 2016, having previously served as the chief creative officer since 2008. Under Ms. Paltrow’s direction, goop has expanded internationally to the United Kingdom and the European Union and has extended its ventures to include The goop Lab, a television show on Netflix; The goop Podcast; a book imprint; permanent and pop-up retail stores; a digital shop; live events; and goop-brand products across beauty, fashion, and wellness. We believe Ms. Paltrow is qualified to serve on our board of directors because of her entrepreneurial expertise, her deep understanding of consumer marketing, and her experience leading an e-commerce company.

Carley Roney has served as a member of our board of directors since May 2011. Ms. Roney is the co-founder and Chief Creative Officer of XO Group, creator of global leading digital wedding planning and e-commerce platform, The Knot. Under her leadership as co-founder and Chief Creative Officer from 1996 to 2018, XO Group became a public company with presence across multiple media platforms and partnerships across Asia, Europe, Australia and Brazil. Ms. Roney also advises start-up companies and serves as a board member for two organizations focused on racial equity, Brooklyn Community Foundation and Power of Two. Ms. Roney holds a B.F.A. in Film and Television and an M.A. in Critical Theory from New York University. We believe Ms. Roney is qualified to serve on our board of directors because of her entrepreneurial expertise, her marketing and product innovation and her public company management experience.

Dan Rosensweig has served as a member of our board of directors since November 2012. Mr. Rosensweig has served as the President and Chief Executive Officer of Chegg, Inc., an education technology company, since February 2010 and as the Chairman of the board of directors since March 2010. Prior to that, Mr. Rosensweig served as Chief Operating Officer of Yahoo and developer, publisher and distributor of Guitar Hero. Mr. Rosensweig also currently serves on the board of directors of Adobe Systems. Mr. Rosensweig holds a B.A. in Political Science from Hobart and William Smith Colleges. We believe Mr. Rosensweig is qualified to serve on our board of directors because of his extensive experience as a public company chief executive officer and his knowledge of technology companies.

Mike Roth has served as a member of our board of directors since January 2020. From 1999 to 2019, Mr. Roth has served in various capacities at Amazon.com, Inc., most recently as Vice President of Global Customer Fulfillment Operations & Transportation. Mr. Roth also currently serves on the board of directors for Inpost A.S, a Polish logistics company; Fleetpride, Inc., the largest truck and trailer parts distributor in the U.S.; and LaserShip, Inc., a last-mile delivery company. Mr. Roth holds a Diplom Chemiker degree in Chemistry from Universität Tübingen, Germany. We believe Mr. Roth is qualified to serve on our board of directors because of his extensive leadership experience in e-commerce companies and his knowledge in logistical operations.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

In accordance with our Amended Charter that will be in effect immediately following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, only one class of directors will be elected to serve until the third annual meeting following election and until such directors’ successors are duly elected and qualified. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at our first annual meeting of stockholders upon the completion of this offering;

•	the Class II directors will be , and their terms will expire at our second annual meeting of stockholders upon the completion of this offering; and

•	the Class III directors will be , and their terms will expire at our third annual meeting of stockholders upon the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has reviewed the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that                 do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and ESG committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of                . Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of Nasdaq and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                . Our board of directors has determined that                is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control, and financial statement audits and to oversee our independent registered public accounting firm.

Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, our interim and year end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective upon the completion of this offering, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee

Our compensation committee consists of                . The chair of our compensation committee is                . Our board of directors has determined that each member of our compensation committee is independent under the listing standards of Nasdaq and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate.

Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy; and

•	reviewing succession planning for our executive leadership team.

Our compensation committee will operate under a written charter, to be effective upon the completion of this offering, that satisfies the applicable listing standards of Nasdaq.

Nominating and ESG Committee

Our nominating and ESG committee consists of                . The chair of our nominating and ESG committee is                .

Specific responsibilities of our nominating and ESG committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters;

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors; and

•	overseeing and evaluating our environmental, social and governance and impact initiatives.

Our nominating and ESG committee will operate under a written charter, to be effective upon the completion of this offering.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer) and all global employees. Upon the completion of this offering, our Code of Business Conduct and Ethics will be available on our website at www.renttherunway.com. We expect that amendments to the Code of Business Conduct and Ethics, or waivers of its requirements, will, if required, be disclosed on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently or has been within the past three years one of our officers or an employee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors administers its oversight function directly through our board of directors as a whole, and, following the completion of the offering, through various our standing committees that address risks inherent in their respective areas of oversight. Following completion of the offering, our audit committee will review legal, regulatory, and compliance matters that could have a significant impact on our financial statements. Our compensation committee will assess and monitor risks relating to our compensation plans, policies, and practices. Our nominating and ESG committee and will monitor the effectiveness of our corporate governance practices and will be responsible for overseeing our ESG strategy and progress. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Board Diversity

Our nominating and ESG committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and ESG committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments, and diversity, and with respect to diversity, such factors as gender, race, ethnicity, experience, and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In fiscal year 2020, which ended on January 31, 2021, our “named executive officers” and their positions were as follows:

•	Jennifer Y. Hyman, Co-Founder, Chief Executive Officer and Chair;

•	Scarlett O’Sullivan, Chief Financial Officer;

•	Anushka Salinas, President and Chief Operating Officer; and

•	Brian Donato, Chief Supply Chain Officer.

As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by or paid to our named executive officers for the year ended January 31, 2021.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	All Other Compensation($)(4)	Total
Jennifer Y. Hyman	2020	525,000	—	0	1,187,582	16,428	1,729,010
Co-Founder, Chief Executive Officer and Chair
Scarlett O’Sullivan	2020	555,000	—	0	27,915	11,400	594,315
Chief Financial Officer
Anushka Salinas	2020	555,000	—	0	243,418	13,754	812,172
President and Chief Operating Officer
Brian Donato	2020	480,000	150,000	0	—	8,000	638,000
Chief Supply Chain Officer

(1)

Amounts reflect the actual base salaries paid to each named executive officer in respect of fiscal 2020, which reflect the salary decreases in effect for each named executive officer during fiscal 2020. For additional information, see “Base Salaries” below.

(2)	Amount reflects a one-time signing bonus paid to Mr. Donato in connection with his commencement of service with us in March 2020.
(3)

Amounts reflect the full grant-date fair value of restricted stock units, or RSUs, granted during fiscal 2020 to each of our named executive officers, computed in accordance with ASC Topic 718, and the incremental grant-date fair value of repriced options held by Ms. Hyman, Ms. O’Sullivan and Ms. Salinas that were deemed to have been modified during fiscal 2020 (as described in further detail below under “Equity Compensation – Stock Plans and Outstanding Awards”), rather than the amounts paid to or realized by the named individual. The RSUs are subject to both service-based and liquidity event-based vesting conditions. As required pursuant to SEC disclosure rules, the grant-date fair values of these awards included in the table above were computed based on the probable outcomes of the performance conditions as of the applicable grant date; for purposes of calculating the grant-date fair value of such restricted stock units, the achievement of the liquidity event-based condition was deemed not probable on the date of grant and, accordingly, no value is included in the table for these awards. Assuming achievement of the performance conditions, the values of these RSUs granted to each of Ms. Hyman, Ms. O’Sullivan, Ms. Salinas and Mr. Donato, as of the grant date, are $3,002,134, $1,755,841, $1,755,841, and $4,353,000, respectively. We provide information regarding the assumptions used to calculate the value of all restricted stock unit awards and option awards made to executive officers in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

Amount for Ms. Hyman reflects: (i) $5,028 for a free Rent the Runway monthly subscription and Reserve rentals, and (i) $11,400 in matching contributions made by us on behalf of Ms. Hyman to her 401(k) plan account. Amount for Ms. Salinas reflects: (i) $2,354 for a free Rent the Runway monthly subscription, and (i) $11,400 in matching contributions made by us on behalf of Ms. Salinas to her 401(k) plan account. Amounts reported for Ms. O’Sullivan and Mr. Donato reflect matching contributions made by us on behalf of Ms. O’Sullivan and Mr. Donato to their 401(k) plan accounts.

Elements of Our Executive Compensation Program

For the year ended January 31, 2021, the compensation for our named executive officers generally consisted of a base salary, cash bonuses (as applicable) and equity awards. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.

Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Base Salaries

Our named executive officers receive a base salary to compensate them for the services they provide to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

Each of our named executive officers had an initial base salary for fiscal 2020 of $600,000. In response to the COVID-19 pandemic, the base salaries paid to our named executive officers were reduced from April 1, 2020 to June 30, 2020. The base salary paid to Ms. Hyman was reduced by 50% and the base salaries paid to Ms. O’Sullivan, Ms. Salinas and Mr. Donato were reduced by 30%.

The actual salaries paid to each named executive officer for fiscal 2020 are set forth in the “Summary Compensation Table” above in the column titled “Salary.”

Bonus Compensation

Fiscal 2020 Performance-Based Bonuses.    Ms. Hyman would have been eligible to earn an annual performance-based bonus in respect of fiscal year 2020 with a target equal to 50% of her annual base salary based on the company’s achievement of specified revenue and EBITDA performance goals. However, pursuant to her employment agreement amendment, Ms. Hyman elected to waive any right to receive an annual bonus with respect to fiscal 2020.

Pursuant to her offer letter, Ms. O’Sullivan is eligible to participate in our annual incentive bonus plan as may be in effect from time to time. However, as we did not maintain an annual incentive bonus plan for our executives in fiscal year 2020, Ms. O’Sullivan was not eligible to earn an annual bonus in respect of fiscal year 2020.

Donato Sign-on Bonus.    In fiscal 2020, Mr. Donato received a sign-on bonus in an aggregate amount of $150,000 as an incentive for him to join the company. In the event that Mr. Donato resigns from his employment with us or is terminated for cause within eighteen months of his start date, he will be required to repay the full amount of his sign-on bonus to the company.

The amount of Mr. Donato’s sign-on bonus is set forth in the “Summary Compensation Table” above in the column titled “Bonus.”

Fiscal 2021 Bonuses.    Pursuant to our fiscal 2021 bonus program, our compensation committee determined that each of our named executive officers would be eligible to receive a cash performance bonus in the following amounts: Ms. Hyman has a target opportunity of 100% of her base salary and a maximum opportunity of 150% of her base salary; Ms. O’Sullivan has a target opportunity of $125,000; Ms. Salinas has a target opportunity of $125,000; and Mr. Donato has a target opportunity of $100,000.

Equity Compensation

Stock Plans and Outstanding Awards.    We maintain the 2009 Stock Incentive Plan, referred to as the 2009 Plan, and the 2019 Stock Incentive Plan, referred to as the 2019 Plan, in order to facilitate the grant of equity incentives to directors, employees (including our named executive officers), consultants and other service providers of our company and affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The 2009 Plan was frozen as to new grants upon the effectiveness of the 2019 Plan, though any shares underlying outstanding awards granted pursuant to the 2009 Plan remain outstanding and eligible to vest in accordance with their terms, as applicable.

We have historically granted stock options, including both incentive stock options and nonstatutory stock options, and RSUs to our executives. Our stock options generally vest over four years, subject to continued service. Our RSUs have both service-based and liquidity-based vesting conditions. The service-based vesting period for these RSU awards is scheduled over four years as follows: for Ms. Hyman, Ms. O’Sullivan and Ms. Salinas, the service-based condition will be satisfied as to 6.25% of the RSUs in ratable installments on each quarterly anniversary of February 1, 2020; and for Mr. Donato, the service-based condition will be satisfied as to 25% of the RSUs on the first anniversary of February 1, 2020 and as to 6.25% of the RSUs in ratable installments on each quarterly anniversary of February 1, 2021, in each case subject to continued service. The liquidity-based vesting condition is satisfied upon (i) the six-month anniversary (or if earlier, March 15th of the year following) of an initial public offering or direct listing of our securities or (ii) a reorganization event (as defined in our 2019 Plan). In connection with this offering, and in accordance with the terms of such RSU agreements, we expect that the liquidity-based vesting condition will be deemed satisfied upon the six-month anniversary (or if earlier, March 15th of the year following) of this offering.

On April 1, 2020, Ms. Hyman was granted 206,901 RSUs, Ms. O’Sullivan was granted 121,009 RSUs, Ms. Salinas was granted 121,009 RSUs, and Mr. Donato was granted 300,000 RSUs, in each case which vest as described above.

In addition, effective October 26, 2020 we amended certain outstanding options held by our employees, including our named executive officers other than Mr. Donato (who did not hold options at that time), which had option exercise prices above the current fair market value of our common stock (the “Repricing”). Under the Repricing, eligible options with an exercise price of $12.43 or higher were amended to reduce such exercise price to $7.01/share, the fair market value of our common stock as determined by our board of directors on the date of the repricing. We believe that the Repricing was important for the growth and development of our business in order to provide appropriate retention and incentives for our employee optionholders.

IPO RSU Awards.    In connection with our preparation for this offering, we entered into an award letter with each of Ms. Hyman, Ms. O’Sullivan and Ms. Salinas on May 4, 2021, pursuant to which each such executive would be granted 67,842 RSUs on the date of consummation of an IPO (as defined below), provided that such IPO occurred on or prior to July 31, 2022. Such awards are scheduled to vest as to 25% of the RSUs on the grant date and as to 6.25% of such RSUs in ratable installments on each quarterly anniversary thereafter such that the award will be fully vested on the fourth anniversary of the grant date, subject to the named executive officer’s continued service with us through the applicable vesting dates (the “IPO RSU Awards”). We expect that Ms. Hyman, Ms. O’Sullivan and Ms. Salinas will be granted the IPO RSU Awards upon the date of consummation of this offering.

For purposes of the IPO RSU Awards, “IPO” means: (i) the initial public offering of equity securities of the company or any subsidiary of the company (or any other successor of the company or any subsidiary of the company) for cash pursuant to an effective registration statement under the Securities Act of 1933 or the comparable statute of any applicable jurisdiction or (ii) the consummation of a merger of the company with, or the acquisition of the company (or of company securities) by, a publicly-traded special purpose acquisition company (the “SPAC”) following which the securities of the SPAC are listed on a national securities exchange.

Other Elements of Compensation

Retirement Plans.    We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we provide matching contributions in the 401(k) plan up to a specified percentage of the employee’s contributions. We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.

Employee Benefits and Perquisites.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life and accidental death & dismemberment insurance.

No tax gross-ups.    We generally do not provide tax gross-ups to our named executive officers other than with respect to Ms. Hyman pursuant to the CEO Agreement (as defined below).

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our named executive officers as of January 31, 2021. The exercise prices of certain stock options represent the post-Repricing exercise price of $7.01 that was effected in October 2020, as described further above.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Jennifer Y. Hyman	04/01/2020	—		—	—	—	—	—	206,901	1,398,651
	12/14/2012	327,128	(3)	—	2.86	12/15/2022	—	—	—	—
	01/16/2014	191,812	(3)	—	2.38	01/15/2024	—	—	—	—
	05/24/2016	83,121	(4)	—	7.02	05/24/2026	—	—	—	—
	03/02/2017	395,218	(5)	—	7.66	03/01/2027	—	—	—	—
	03/08/2018	204,609	(5)	75,997	9.89	03/07/2028	—	—	—	—
	02/08/2019	246,653	(5)	268,101	7.01	02/07/2029	—	—	—	—
	07/03/2019	226,352	(3)	377,254	7.01	07/02/2029	—	—	—	—
Scarlett O’Sullivan	04/01/2020	—		—	—	—	—	—	121,009	818,021
	09/28/2015	335,552	(6)	—	5.10	09/27/2025	—	—	—	—
	08/21/2017	144,566	(5)	28,913	7.66	08/20/2027	—	—	—	—
	08/17/2019	9,375	(3)	15,625	7.01	08/16/2029	—	—	—	—
Anushka Salinas	04/01/2020	—		—	—	—	—	—	121,009	818,021
	03/02/2017	156,666	(3)	3,334	7.66	03/01/2027	—	—	—	—
	03/08/2018	14,583	(3)	5,417	9.89	03/07/2028	—	—	—	—
	01/14/2019	9,583	(3)	10,417	7.01	01/13/2029	—	—	—	—
	07/03/2019	75,000	(3)	125,000	7.01	07/02/2029	—	—	—	—
Brian Donato	04/01/2020	—		—	—	—	—	—	300,000	2,028,000

(1)

Represents RSUs that vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition, which is satisfied as described above under “Elements of Our Executive Compensation Program — Equity Compensation.”

(2)	Amounts are calculated by multiplying the number of shares shown in the table by $6.76, the fair market value of our common stock as of January 31, 2021, as determined by our board of directors.
(3)

The option vests or vested as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to ratable monthly installments on each monthly anniversary thereafter such that the option was or will be fully vested on the fourth anniversary of the vesting commencement date, subject to the executive’s continued service with us through the applicable vesting dates. The vesting commencement dates for the applicable option grants are as follows: Ms. Hyman’s 12/14/2012 grant – 01/01/2013; Ms. Hyman’s 01/16/2014 grant – 01/01/2014; Ms. Hyman’s 07/03/2019 grant – 07/03/2019; Ms. O’Sullivan’s 08/17/2019 grant – 07/03/2019; Ms. Salinas’ 03/02/2017 grant – 02/27/2017; Ms. Salinas’ 03/08/2018 grant –2/27/2018; Ms. Salinas’ 01/14/2019 grant – 02/27/2019; and Ms. Salinas’ 07/03/2019 grant – 07/03/2019.

(4)	The option vests as to 2.0833% of the shares subject to the option on each monthly anniversary of January 31, 2016 such that the option became fully vested on January 31, 2020.
(5)

The option vests as to 2.0833% of the shares subject to the option on each monthly anniversary of the vesting commencement date such that the option will be fully vested on the fourth anniversary of the vesting commencement date, subject to the executive’s continued service with us. The vesting commencement dates for the applicable option grants are as follows: Ms. Hyman’s 03/02/2017 grant – 01/29/2017; Ms. Hyman’s 03/08/2018 grant – 02/01/2018; Ms. Hyman’s 02/08/2019 grant – 02/01/2019; and Ms. O’Sullivan’s 08/21/2017 grant – 09/28/2017.

(6)

The option vested as to 20% of the shares subject to the option on October 5, 2016 and as to ratable monthly installments on each monthly anniversary thereafter such that the option became fully vested on October 5, 2020, subject to the executive’s continued service with us through the applicable vesting dates.

Executive Compensation Arrangements

Below are written descriptions of our employment arrangements with each of our named executive officers. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

We intend to enter into a new employment agreement with Ms. Hyman to be effective upon the completion of this offering. The material terms of her new employment agreement have not yet been determined.

Jennifer Y. Hyman

On July 6, 2015, we entered into an employment agreement with Ms. Hyman providing for her employment as our Co-Founder and Chief Executive Officer, which was subsequently amended on November 20, 2020 (as amended, the “CEO Agreement”).

Pursuant to the CEO Agreement, Ms. Hyman was entitled to an initial annual base salary of $300,000, which base salary was subsequently increased to $600,000. The CEO Agreement also provides that Ms. Hyman is eligible to receive an annual performance-based cash bonus with a target bonus opportunity of 100% of her base salary and a maximum bonus opportunity of 150% of her base salary based on the achievement of performance criteria established by our board of directors or its authorized delegate.

The CEO Agreement provides that Ms. Hyman would be entitled to receive an annual stock option award under the 2009 Plan in each of the 2015, 2016 and 2017 fiscal years equal to a percentage of the outstanding fully-diluted shares of the company as of the grant date, which percentage was based on the achievement of certain company financial plan performance metrics approved by our board of directors. Such stock options have been granted and are reflected in the “Outstanding Equity Awards at Fiscal Year-End” table above. The CEO Agreement also provides that any outstanding equity awards held by Ms. Hyman would accelerate and vest in full upon the occurrence of a “change of control” (as defined in the CEO Agreement); provided, that, to the extent any such equity awards were assumed or substituted by an acquirer or successor, such awards would accelerate and vest upon the earlier of (x) the time provided for in the applicable award agreement or the equity plan, (y) the one-year anniversary of such change of control, subject to Ms. Hyman’s continued employment through such date and (y) the date of Ms. Hyman’s termination of employment by the company without “cause,” by Ms. Hyman for “good reason” or due to Ms. Hyman’s death or “disability” (each as defined in the CEO Agreement).

Pursuant to the CEO Agreement, if Ms. Hyman’s employment is terminated by us without “cause” or by Ms. Hyman for “good reason,” then, subject to her timely execution and non-revocation of a release of claims and continued compliance with the applicable restrictive covenants, she will be entitled to, in addition to accrued amounts: (i) a cash amount equal to the sum of (x) her then-current annualized base salary and (y) the greater of (1) the average of the annual bonuses paid to her over the three fiscal years immediately preceding the year in which the date of termination occurs and (2) her target annual bonus for the fiscal year in which the date of termination occurs (such sum, the “Cash Severance Payment”), payable in equal installments during the 12-month period following the date of termination, (ii) a pro rata annual bonus for the fiscal year in which termination occurs, payable in a lump sum on the 60th day following the date of termination (the “Pro-Rata Bonus”), (iii) continued group health coverage for a period of up to 18 months following termination, and (iv) an extended post-termination option exercise period in accordance with the terms of the CEO Agreement. In the event such a termination of employment occurs on or within the 24-month period following a “change of control,” in lieu of (i), Ms. Hyman will be entitled to receive two times the Cash Severance Payment, payable in a lump sum on the 60th day following the date of termination. Additionally, in the event such a termination of employment occurs prior to or upon the “change of control,” the vesting of Ms. Hyman’s outstanding equity awards held as of July 6, 2015 or that were otherwise granted under the CEO Agreement will accelerate in full.

In the event Ms. Hyman’s employment is terminated due to death or “disability,” she will be entitled to receive, subject to her timely execution and non-revocation of a release of claims and continued compliance with the applicable restrictive covenants, in addition to any accrued amounts: (i) the Pro-Rata Bonus, (ii) an extended post-termination option exercise period in accordance with the terms of the CEO Agreement, (iii) acceleration in full of the vesting of her outstanding equity awards held as of July 6, 2015 or that were otherwise granted under the CEO Agreement, and (iv) if her termination is due to “disability,” continued group health coverage for a period of up to 18 months following termination.

The CEO Agreement contains a 12-month post-termination non-competition covenant (which is extended to 24 months in the event Ms. Hyman is terminated on or following a change of control) and 12-month post-termination non-solicitation of customers and employees covenants, as well as perpetual confidentiality and non-disparagement covenants. In addition, the CEO Agreement provides that, in the event of a transaction in which Ms. Hyman receives payments or benefits that are subject to the excise tax provisions of Section 280G of the Code and the company (or its applicable subsidiaries) is a publicly held company, Ms. Hyman will be entitled to receive a gross-up payment equal to 50% of the Section 280G excise taxes imposed on such payments or benefits, excluding those related to any equity awards that weren’t held by Ms. Hyman as of the effective date of the CEO Agreement or granted pursuant to the CEO Agreement (plus an additional gross-up amount covering taxes imposed on the gross-up payment(s)), if such transaction occurs during the three-year period following the company’s initial public offering. Notwithstanding the foregoing, if the value of such payments and benefits does not exceed 110% of the highest value of payments or benefits that can be made such that they would not be subject to the excise tax provisions of Section 280G of the Code, such payments and benefits will be reduced to the extent necessary to avoid the imposition of any excise tax under Section 280G of the Code and accordingly no gross-up payments would be made.

Scarlett O’Sullivan

On September 4, 2015, we entered into an offer letter with Ms. O’Sullivan to employ her as our Chief Financial Officer (the “CFO Offer Letter”). The CFO Offer Letter provides for an initial annual base salary of $300,000, which base salary was subsequently increased to $600,000. The CFO Offer Letter also provides for Ms. O’Sullivan’s initial stock option grant and her eligibility to participate in the company’s annual incentive bonus program then in effect with a target bonus opportunity of 50% of her base salary. The CFO Offer Letter provides that upon a “change of control” (as defined in the CFO Offer Letter), the vesting schedule of such initial option will accelerate as to 25% of such option. Additionally, if Ms. O’Sullivan’s employment is terminated by us without “cause” or by Ms. O’Sullivan for “good reason” (in each case as defined in the CFO Offer Letter), following a “change of control,” then the vesting of such option will fully accelerate, subject to her timely execution and non-revocation of a release of claims.

Pursuant to the CFO Offer Letter, if Ms. O’Sullivan’s employment is terminated by us without “cause”, then, subject to her timely execution and non-revocation of a release of claims, she will be entitled to a lump sum cash payment equal to six months’ then-current base salary.

In addition to the CFO Offer Letter, Ms. O’Sullivan entered into the company’s Invention and Non-Disclosure Agreement as well as Non-Competition and Non-Solicitation Agreement in connection with her employment, which provides that Ms. O’Sullivan will be subject to 12-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as perpetual non-disparagement covenants.

Anushka Salinas

On January 20, 2017, we entered into an offer letter with Ms. Salinas to employ her as our General Manager of Subscription, though she currently serves as our President and Chief Operating Officer (the “COO Offer Letter”). The COO Offer Letter provides for an initial annual base salary of $400,000, which base salary was subsequently increased to $600,000. The COO Offer Letter also provides for Ms. Salinas’ initial stock option grant as well as for additional stock option grants Ms. Salinas would be eligible to receive in 2018 and 2019 in the event she achieved certain goals with respect to subscriber attainment. The COO Offer Letter provides that if Ms. Salinas’ employment is terminated by us without “cause” or by Ms. Salinas for “good reason” (in each case as defined in the COO Offer Letter), within six months following a “change of control,” then, the vesting of all options held by Ms. Salinas as of the date of the “change in control” will accelerate as to 25%; provided that any option awards held by Ms. Salinas for which the one-year cliff vest has been achieved will instead fully accelerate, subject to her timely execution and non-revocation of a release of claims.

Pursuant to the COO Offer Letter, if Ms. Salinas’ employment is terminated by us without “cause,” then, subject to her timely execution and non-revocation of a release of claims, she will be entitled to a lump sum cash payment equal to four months’ then-current base salary as well as six months of continued group health coverage. Notwithstanding the foregoing, if such termination occurs within six months following a “change in control,” then such lump sum cash payment will instead be equal to six months’ then-current base salary and Ms. Salinas will be entitled to six months of continued group health coverage.

In addition to the COO Offer Letter, Ms. Salinas entered into the company’s Invention and Non-Disclosure Agreement as well as Non-Competition and Non-Solicitation Agreement in connection with her employment, which provides that Ms. Salinas will be subject to 12-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as perpetual non-disparagement covenants.

Brian Donato

On January 17, 2020, we entered into an offer letter with Mr. Donato to employ him as our Chief Supply Chain Officer (the “CSO Offer Letter”). The CSO Offer Letter provides for an initial annual base salary of $600,000, a one-time signing bonus of $150,000, as well as the right to receive an equity grant of 300,000 RSUs, subject to the approval of our board of directors. The CSO Offer Letter provides that if we do not consummate an initial public offering in 2021, we will offer certain senior executives (including Mr. Donato) the option to sell a percentage of our shares they hold in private markets in 2022.

Pursuant to the CSO Offer Letter, in the event Mr. Donato’s employment is terminated for any reason other than for cause prior to September 16, 2021, he would be entitled to receive his full base salary through September 16, 2021.

In addition to the CSO Offer Letter, Mr. Donato entered into the company’s Invention and Non-Disclosure Agreement as well as Non-Competition and Non-Solicitation Agreement in connection with his employment, which provides that Mr. Donato will be subject to 12-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as perpetual confidentiality and non-disparagement covenants.

Director Compensation

The following table sets forth information for individuals who served on our board of directors during fiscal year 2020 and who earned compensation for their service in respect of such fiscal year. Ms. Hyman, our Chief Executive Officer and Chair, did not receive additional compensation for her service as a director in 2020, and therefore is not included in the Director Compensation table below. All compensation paid to Ms. Hyman is reported above in the “2020 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Total ($)
Dan Rosensweig	—	—	17,877	17,877
Mike Roth	—	0	—	0

(1)	None of the non-employee directors received cash compensation for their service as a director during fiscal year 2020.
(2)

Amounts reflect the full grant-date fair value of restricted stock units granted to Mr. Roth during fiscal year 2020 computed in accordance with ASC Topic 718 and the incremental grant-date fair value of repriced options held by Mr. Rosensweig that were deemed to have been modified during 2020 (pursuant to the Repricing, as described in further detail above under “Equity Compensation – Stock Plans and Outstanding Awards”), rather than the amounts paid to or realized by the named individual. Mr. Roth’s restricted stock units are subject to both service-based and liquidity event-based vesting conditions. As required pursuant to SEC disclosure rules, the grant-date fair value of this award included in the table above was computed based on the probable outcomes of the performance conditions as of the applicable grant date; for purposes of calculating the grant-date fair value of such restricted stock units, the achievement of the liquidity event-based condition was deemed not probable on the date of grant and, accordingly, no value is included in the table for this award. Assuming achievement of the performance conditions, the value of the RSUs granted to Mr. Roth, as of the grant date, is $362,750. We provide information regarding the assumptions used to calculate the value of all restricted stock unit awards and option awards made to our directors in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

The table below shows for each non-employee director who was serving, and held outstanding equity awards, as of January 31, 2021, the aggregate number of restricted stock unit awards and option awards (vested and unvested) held by each such non-employee director as of such date.

Name	Shares Underlying Options Outstanding (Vested) at Fiscal Year End	Shares Underlying Options Outstanding (Unvested) at Fiscal Year End	Unvested Stock Awards Outstanding at Fiscal Year End
Beth Kaplan	55,167	—	—
Dan Rosensweig	45,016	10,000	—
Mike Roth	—	—	25,000

Historically, we have not had a formalized non-employee director compensation program; however, we have granted certain of our non-employee directors equity grants upon commencement of service in the form of stock options or, beginning in fiscal year 2020, restricted stock units. We also occasionally grant refresh equity awards to non-employee directors who have not recently been granted equity in recognition of their contributions on our board of directors. Our stock options awarded to directors generally vest over four years, subject to continued service. During fiscal year 2020, we granted Mr. Roth 25,000 RSUs. The RSUs granted to Mr. Roth have both service-based and liquidity-based vesting conditions. The service-based vesting period for the RSUs will be satisfied as to 25% of the RSUs on the first anniversary of February 1, 2020 and as to 6.25% of the RSUs in ratable installments on each quarterly anniversary of February 1, 2021, such that the service condition will be satisfied over four years, subject to continued service. The liquidity-based vesting condition is satisfied upon (i) the six-month anniversary (or if earlier, March 15th of the year following) of an initial public offering or direct listing of our securities or (ii) a reorganization event (as defined in our 2019 Plan).

We also granted RSUs to certain of our non-employee directors in early fiscal year 2021 (including Ms. Kaplan, Ms. Fleiss, Ms. Roney and Mr. Roth as well as to Mr. Bixby and Ms. Paltrow

(who commenced service in fiscal year 2021)), which also have both service-based and liquidity-based vesting conditions. The service-based vesting condition for the fiscal year 2021 RSUs is generally satisfied quarterly over a period of between two to four years (other than with respect to Ms. Roney’s fiscal year 2021 grant, for which the service-based vesting condition was deemed satisfied on the date of grant) and the liquidity-based vesting condition is satisfied as described above.

In connection with this offering, and in accordance with the terms of the RSU agreements, we expect that the liquidity-based vesting condition will be deemed satisfied upon the six-month anniversary (or if earlier, March 15th of the year following) of this offering.

In connection with this offering, we intend to adopt a new non-employee director compensation program.

Equity Plans

Equity Incentive Arrangements

Existing Equity Plans.    We currently maintain our 2009 Plan and 2019 Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2021 Plan, no further grants will be made under the 2019 Plan.

2021 Incentive Award Plan.    In connection with the offering, we intend to adopt the 2021 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan have not yet been determined.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Series E Preferred Stock Financing

From December 2016 to February 2019, we sold an aggregate of 3,723,110 shares of our Series E redeemable preferred stock at a purchase price of $21.7560 per share, for an aggregate purchase price of approximately $81.0 million. The following table summarizes purchases of our Series E redeemable preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Preferred Stock	Total Series E Redeemable Preferred Stock Purchase Price
Entities affiliated with Bain Capital(1)	551,572	$12,000,000.43
Entities affiliated with Highland Capital Partners(2)	174,430	$3,794,899.08
Entities affiliated with Technology Crossover Ventures(3)	153,640	$3,342,591.84

(1)

Entities affiliated with Bain Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information. These entities beneficially own more than 5% of our outstanding capital stock and Scott Friend, a member of our board of directors, is a managing director at Bain Capital.

(2)

Entities affiliated with Highland Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information. These entities beneficially own more than 5% of our outstanding capital stock and Dan Nova, a member of our board of directors, is a founding and general partner at Highland Capital Partners.

(3)

Entities affiliated with Technology Crossover Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information.

Series F Preferred Stock Financing

From March 2019 to January 2020, we sold an aggregate of 6,039,272 shares of our Series F redeemable preferred stock at a purchase price of $22.3537 per share, for an aggregate purchase price of approximately $135.0 million. The following table summarizes purchases of our Series F redeemable preferred stock by related persons:

Stockholder	Shares of Series F Redeemable Preferred Stock	Total Series F Redeemable Preferred Stock Purchase Price
Entities affiliated with Bain Capital(1)	559,192	$12,500,010.21
Entities affiliated with Highland Capital Partners(2)	89,471	$2,000,007.89
Entities affiliated with Technology Crossover Ventures(3)	223,676	$4,999,986.20

(1)

Entities affiliated with Bain Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information. These entities beneficially own more than 5% of our outstanding capital stock and Scott Friend, a member of our board of directors, is a managing director at Bain Capital.

(2)

Entities affiliated with Highland Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information. These entities beneficially own more than 5% of our outstanding capital stock and Dan Nova, a member of our board of directors, is a founding and general partner at Highland Capital Partners.

(3)

Entities affiliated with Technology Crossover Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information.

Series G Preferred Stock Financing

From April 2020 to May 2021, we sold an aggregate of 5,506,564 shares of our Series G redeemable preferred stock at a purchase price of $14.74096 per share, for an aggregate purchase price of approximately $81.2 million. The following table summarizes purchases of our Series G redeemable preferred stock by related persons:

Stockholder	Shares of Series G Redeemable Preferred Stock	Total Series G Redeemable Preferred Stock Purchase Price
Ares Corporate Opportunities Fund V, L.P.	1,695,955	$25,000,004.82
Entities affiliated with Bain Capital(1)	135,677	$2,000,009.23
Entities affiliated with Highland Capital Partners(2)	915,816	$13,500,007.02
Entities affiliated with Technology Crossover Ventures(3)	67,838	$999,997.24
Larry Steinberg	23,744	$350,009.35

(1)

Entities affiliated with Bain Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information. These entities beneficially own more than 5% of our outstanding capital stock and Scott Friend, a member of our board of directors, is a managing director at Bain Capital.

(2)

Entities affiliated with Highland Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information. These entities beneficially own more than 5% of our outstanding capital stock and Dan Nova, a member of our board of directors, is a founding and general partner at Highland Capital Partners.

(3)

Entities affiliated with Technology Crossover Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are aggregated for purposes of reporting share ownership information.

Simultaneously with the sale of our Series G redeemable preferred stock to Ares Corporate Opportunities Fund V, L.P., or Ares, and the Ares Facility described under “Management’s Discussion and Analysis of Financial Position and Results of Operations - Indebtedness - Ares Credit Facility,” we issued Ares a common stock warrant which currently represents the right to purchase 1,692,529 shares of common stock at an exercise price of $0.01 per share. Pursuant to a letter agreement entered into at the same time, we have a right to require Ares to invest up to $25.0 million under certain conditions and, if we elect to require their investment, Ares has a right to invest up to an additional $25.0 million, for a maximum potential investment of $50.0 million. These investment rights will terminate on the maturity date of the Ares Facility or immediately prior to the completion of this offering, whichever comes first.

Investors’ Rights Agreement

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the eighth amended and restated investors’ rights agreement, as amended, or the

Investors’ Rights Agreement, which we are a party to, along with certain holders of our capital stock, including our Chief Executive Officer and director, Jennifer Y. Hyman; our director Jennifer Fleiss; entities affiliated with Bain Capital, a holder of greater than 5% of our outstanding capital stock and affiliate of our director, Scott Friend; entities affiliated with Highland Capital Partners, a holder of greater than 5% of our outstanding capital stock and affiliate of our director, Dan Nova; and entities affiliated with Technology Crossover Ventures, a holder of greater than 5% of our outstanding capital stock. The Investors’ Rights Agreement provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” The Investors’ Rights Agreement also provides certain of these stockholders with information and inspection rights, which will terminate upon the effectiveness of the registration statement of which this prospectus forms a part, and preemptive rights with regard to certain issuances of our capital stock, which will terminate upon the effectiveness of the registration statement of which this prospectus forms a part.

Other Transactions

Our Vice President of Customer Experience, or VP CX, is the sister of Jennifer Y. Hyman, our Co-Founder, Chief Executive Officer, and Chair and is currently employed by us. She does not share a household with Ms. Hyman and is not one of our executive officers. During fiscal years 2019 and 2020, the VP CX had total cash compensation of $300,000 and $281,250, respectively, consisting solely of base salary. During fiscal year 2020, the VP CX was granted 16,105 RSUs, which vest subject to the achievement of both service-based and liquidity-based vesting conditions. Since commencing employment as a member of our founding team in 2010, other than during fiscal years 2019 and 2020, the VP CX has also been granted options to purchase shares of our common stock, which generally vest over four years subject to her continued employment.

The compensation levels described above were based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions that were not related to our executive officers. The VP CX is also eligible to participate in employee benefit plans and receive incentive equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers.

To facilitate the Class B Exchange, we will enter into an exchange agreement with our CEO and Co-Founder, effective as of immediately prior to the closing of the IPO, pursuant to which                      shares of our Class A common stock held by our CEO and Co-Founder will automatically be exchanged for an equivalent number of shares of Class B common stock immediately prior to the completion of this offering.

Indemnification Agreements

Our Amended Charter that will be in effect immediately following the effectiveness of the registration statement of which this prospectus forms a part will contain provisions limiting the liability of directors to the fullest extent permitted under Delaware law, and our Amended Bylaws that will be in effect immediately following the effectiveness of the registration statement of which this prospectus forms a part will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our Amended Charter and Amended Bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances.

Policies and Procedures for Related Person Transactions

Upon the completion of this offering, our board of directors will adopt a written Related Person Transaction Policy and Procedures, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions consistent with Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we (including any of our subsidiaries) are, were or will be a participant, where the amount involved exceeds $120,000 and a related person has, had or will have a direct or indirect material interest.

Under the policy, our legal team will be responsible for implementing procedures to obtain information with respect to potential related person transactions, and then determining whether such transactions constitute related person transactions subject to the policy. Our General Counsel then is required to present to the Audit Committee each proposed related person transaction. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction and take into account our Code of Business Conduct and Ethics. If advance Audit

Committee approval of a related person transaction is not feasible, then the transaction may be preliminarily entered into by management upon prior approval by the Chairperson of the Audit Committee, subject to ratification of the transaction by the Audit Committee at the Audit Committee’s next regularly scheduled meeting. Management is responsible for updating the Audit Committee as to any material changes to any approved or ratified related person transaction and for providing a status report at least annually of all current related person transactions at a regularly scheduled meeting of the Audit Committee. No director may participate in approval of a related person transaction for which he or she is a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) reflecting the automatic conversion of all outstanding shares of our redeemable preferred stock into                shares of our Class A common, upon closing of this offering and (2) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of                 , 2021 and shares of RSUs that are vested or will become vested within 60 days of                , 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

The percentage ownership of each individual or entity before this offering is based on                shares of Class A common stock and                shares of Class B common stock as of                , after giving effect to the automatic conversion of all outstanding shares of our redeemable preferred stock into                shares of our Class A common stock, upon closing of this offering. The applicable percentage ownership after this offering is based on                shares of our Class A common stock outstanding and                shares of our Class B common stock outstanding, in each case, immediately following the completion of this offering. Unless otherwise indicated, the address of all listed stockholders is 10 Jay Street, Brooklyn, New York 11201.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned						Class B Common Stock Beneficially Owned						Combined Voting Power(1)
	Before this Offering		After this Offering (No Exercise of Over- allotment Option)		After this Offering (With Full Exercise of Over- allotment Option)		Before this Offering		After this Offering (No Exercise of Over- allotment Option)		After this Offering (With Full Exercise of Over- allotment Option)		After this Offering (No Exercise of Over- allotment Option)		After this Offering (With Full Exercise of Over- allotment Option)
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:
Ares Corporate Opportunities Fund V, L.P.(2)
Entities affiliated with Bain Capital(3)
Entities affiliated with Highland Capital(4)
Entities affiliated with Technology Crossover Ventures(5)

	Class A Common Stock Beneficially Owned						Class B Common Stock Beneficially Owned						Combined Voting Power(1)
	Before this Offering		After this Offering (No Exercise of Over- allotment Option)		After this Offering (With Full Exercise of Over- allotment Option)		Before this Offering		After this Offering (No Exercise of Over- allotment Option)		After this Offering (With Full Exercise of Over- allotment Option)		After this Offering (No Exercise of Over- allotment Option)		After this Offering (With Full Exercise of Over- allotment Option)
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Named Executive Officers and Directors:
Jennifer Y. Hyman
Scarlett O’Sullivan
Anushka Salinas
Brian Donato
Tim Bixby
Jennifer Fleiss
Scott Friend
Melanie Harris
Beth Kaplan
Dan Nova
Gwyneth Paltrow
Carley Roney
Dan Rosensweig
Mike Roth
All executive officers and directors as a group (individuals)

*	Represents beneficial ownership of less than 1%.
(1)

Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each holder of Class A common stock shall be entitled to one vote per share of Class A common stock and each holder of Class B common stock shall be entitled to                votes per share . The Class A common stock and Class B common stock will vote as a single class on all matters presented to stockholders for a vote generally, including the election of directors, except as required by law or the certificate.

(2)

Consists of              shares of Class A common stock held by Ares Corporate Opportunities Fund V, L.P. The manager of Ares Corporate Opportunities Fund V, L.P. is ACOF Investment Management LLC, and the sole member of ACOF Investment Management LLC is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings L.P., and the general partner of Ares Management Holdings L.P. is Ares Holdco LLC. The sole member of Ares Holdco LLC is Ares Management Corporation. Ares Management Corporation is indirectly controlled by Ares Partners Holdco LLC. We refer to all of the foregoing entities collectively as the Ares Entities. Ares Partners Holdco LLC is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Antony Ressler and Bennett Rosenthal. Mr. Ressler generally has veto authority over decisions by the board of managers of Ares Partners Holdco LLC. Each of the members of the board of managers expressly disclaims beneficial ownership of the shares owned by Ares Corporate Opportunities Fund V, L.P. Each of the Ares Entities (other than Ares Corporate Opportunities Fund V, L.P., with respect to the securities owned by it) and the equity holders, partners, members and managers of the Ares Entities and the executive committee of Ares Partners Holdco LLC expressly disclaims beneficial ownership of these shares. The principal business address for each of the entities in this paragraph is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(3)

Consists of (i)              shares of Class A common stock held by Bain Capital Venture Fund 2009, L.P., or BCV Fund 2009, (ii)              shares of Class A common stock held by BCIP Venture Associates, or BCIP Venture, and (iii)              shares of Class A common stock held by BCIP Venture Associates-B, or BCIP Venture-B, and together with BCV Fund 2009 and BCIP Venture, the Bain Capital Venture Entities. Bain Capital Venture Investors, LLC, or BCVI, the Executive Committee of which consists of Enrique Salem and Ajay Agarwal, is the ultimate general partner of BCV Fund 2009 and governs the investment strategy and decision-making process with respect to investments held by BCIP Venture and BCIP Venture-B. By virtue of the relationships described herein, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power over the shares held by the Bain Capital Venture Entities. The principal business address for each of the entities in this paragraph is c/o Bain Capital Ventures, 200 Clarendon Street, Boston, MA 02116.

(4)

Consists of (i)              shares of Class A common stock held by Highland Capital Partners VIII Limited Partnership, or Highland Capital 8, (ii)              shares of Class A common stock held by Highland Capital Partners VIII-B Limited Partnership, or Highland Capital 8-B, (iii)             shares of Class A common stock held by Highland Capital Partners VIII-C Limited Partnership, or Highland Capital 8-C, and together with Highland Capital 8 and Highland Capital 8-B, the Highland 8

Investing Entities, and (iv) shares of Class A common stock held by Highland Leaders Fund I Limited Partnership, or Highland Leaders, and together with Highland 8 Investing Entities, the Highland Capital Entities. Highland Management Partners VIII Limited Partnership, a Cayman limited partnership, or HMP 8 LP, is the general partner of the Highland 8 Investing Entities. Highland Management Partners 8 Ltd, a Cayman limited company, or HMP 8 Ltd, is the general partner of HMP 8 LP. Robert Davis, Dan Nova, Paul Maeder and Corey Mulloy are the Directors of HMP 8 Ltd. HMP 8 Ltd, as the general partner of the general partner of the Highland 8 Investing Entities, respectively, may be deemed to have beneficial ownership of the Class A common stock held by the Highland 8 Investing Entities. The Directors have shared power over all investment decisions of HMP 8 Ltd and therefore may be deemed to share beneficial ownership of the shares held by the Highland 8 Investing Entities by virtue of their status as controlling persons of HMP 8 Ltd. Each Director of HMP 8 Ltd disclaims beneficial ownership of the shares held by the Highland 8 Investing Entities, except to the extent of each such Director’s pecuniary interest therein. Each of HMP 8 Ltd and HMP 8 LP disclaims beneficial ownership of the shares held by the Highland 8 Investing Entities, except to the extent of each such entity’s pecuniary interests therein. Highland Leaders Fund I GP, L.P., a Delaware limited partnership, or Highland Leaders LP, the general partner of the Highland Leaders Fund. Highland Leaders Fund I GP, LLC, a Delaware limited liability company, or Highland Leaders LLC, is the general partner of Highland Leaders LP. Robert Davis, Dan Nova, Paul Maeder, Craig Driscoll and Core Mulloy are the Managing Members of Highland Leaders LLC. Highland Leaders LLC, as the general partner of the general partner of the Highland Leaders Fund, may be deemed to have shared power over all investment decisions of Highland Leaders Fund. The Managing Members have shared power over all investment decisions of Highland Leaders LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland Leaders Fund by virtue of their status as controlling persons of Highland Leaders LLC. Each Managing Member of Highland Leaders LLC disclaims beneficial ownership of the shares held by the Highland Leaders Fund, except to the extent of each such Managing Member’s pecuniary interest therein. Each of Highland Leaders LLC and Highland Leaders LP disclaims beneficial ownership of the shares held by the Highland Leaders Fund, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142.
(5)

Consists of (i)              shares of Class A common stock held by TCV VIII,L.P., (ii)              shares of Class A common stock held by TCV VIII (A), L.P., (iii)              shares of Class A common stock held by TCV VIII (B), L.P., and (iv)              shares of Class A common stock held by TCV Member Fund, L.P., or the Member Fund. Technology Crossover Management VIII, Ltd., or Management VIII, is a general partner of the Member Fund and the general partner of Technology Crossover Management VIII, L.P., or TCM VIII. TCM VIII is the general partner of each of TCV VIII,L.P., TCV VIII (A), L.P., and TCV VIII (B), L.P., together with the Member Fund, the TCV VIII Funds. Management VIII and TCM VIII may be deemed to beneficially own the securities held by the TCV VIII Funds directly or indirectly controlled by them, but each disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Christopher (Woody) Marshall, a director, is a Class A Director of Management VIII and a limited partner of TCM VIII and Member Fund. Mr. Marshall disclaims beneficial ownership of the securities held by the TCV VIII Funds except to the extent of his pecuniary interest therein. The principal business address for each of the entities in this paragraph is 250 Middlefield Road, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes our capital stock and certain material provisions of our Amended Charter and our Amended Bylaws and the General Corporation Law of the State of Delaware, or the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by our Amended Charter and Amended Bylaws. For a complete description, you should read our Amended Charter and our Amended Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock.

In connection with this offering, we will file an Amended Charter, and we will adopt our Amended Bylaws. Our Amended Charter will authorize capital stock consisting of:

•	shares of Class A common stock, par value $ per share;

•	shares of Class B common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

We are selling                shares of Class A common stock in this offering (                shares if the underwriters exercise in full their option to purchase additional shares). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

Assuming the conversion of all outstanding shares of our redeemable preferred stock into shares of our common stock and the reclassification of the shares of common stock (including those shares of common stock resulting from the conversion of our redeemable preferred stock) into shares of Class A common stock, which will occur upon the closing of this offering, as of                , 2021, there will be                shares of our Class A common stock outstanding, held by                stockholders of record,                shares of our Class B common stock outstanding held by                stockholders of record, and no shares of our preferred stock outstanding.

Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Class A Common Stock.    Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters (including the election of directors) submitted to a vote of our stockholders, except as otherwise required by applicable law or the Amended Charter. Any amendment of our Amended Charter that gives holders of our Class B common stock (1) any additional rights to receive dividends or any other kind of distribution, (2) any additional right to convert into or be exchanged for Class A common stock or (3) any other additional economic rights will require, in addition to stockholder approval, the affirmative vote of the holders of Class A common stock representing a majority of the voting power of the outstanding shares of Class A common stock, voting separately as a class.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock.    Each share of our Class B common stock entitles its holders to                votes per share on all matters submitted to a vote of stockholders. The holders of shares of our Class B common stock do not have cumulative voting rights in the election of directors.

Each share of Class B common stock is convertible at any time at the option of the holder into one fully paid and nonassessable share of Class A common stock. Following the completion of this offering, except as otherwise provided in our Amended Charter, each share of Class B common stock will automatically convert into one fully paid and nonassessable share of Class A common stock upon certain sales or transfers as described in our Amended Charter. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities and permitted transferees of such natural person (as described in our Amended Charter), will convert automatically into one fully paid and nonassessable share of Class A common stock upon the death of such natural person. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters (including the election of directors) submitted to a vote of our stockholders, except as otherwise required by applicable law or the Amended Charter.

Holders of our Class B common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our Amended Charter that gives holders of our Class B common stock (1) any additional rights to receive dividends or any other kind of distribution, (2) any additional right to convert into or be exchanged for Class A common stock or (3) any other additional economic rights will require, in addition to stockholder approval, the affirmative vote of the holders of Class A common stock representing a majority of the voting power of the outstanding shares of Class A common stock, voting separately as a class.

Common Stock Dividend Rights.    The holders of our Class A and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors or considerations our board of directors may determine is relevant.

Shares of Class A and Class B common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends as may be declared and paid from time to time by our board of directors out of any legally available assets. However, in the event that a dividend is paid in the form of shares of Class A common stock or Class B common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then Class A common stockholders shall be entitled to receive shares of Class A common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), and Class B common stockholders shall be entitled to receive shares of Class B common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with Class A common stockholders and Class B common stockholders receiving, on a per share basis, an identical number of shares of Class A common stock or Class B common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, our board of directors may pay dividends per share of Class A common stock or Class B common stock that are disparate from each other in terms of the amount of such dividend payable per share, the form in which such dividend is payable, the timing of the payment, or otherwise as approved by the affirmative vote of the holders of Class A common stock representing a majority of the voting power of the outstanding shares of Class A common stock, voting separately as a single class, and the affirmative vote of the holders of Class B common stock representing a majority of the voting power of the outstanding shares of Class B common stock, voting separately as a single class.

See the sections titled “Dividend Policy” and “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will likely depend on whether the price of our Class A common stock increases” for additional information.

Right to Receive Liquidation Distributions.    If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Treatment of Common Stock in Reclassifications and Mergers.    The affirmative vote of the holders of Class A common stock representing a majority of the voting power of the outstanding shares of Class A common stock, voting separately as a single class, and the affirmative vote of the holders of Class B common stock representing a majority of the voting power of the outstanding shares of Class B common stock, voting separately as a single class, shall be required to subdivide, combine, reclassify or otherwise change the shares of Class A common stock or Class B common stock unless the shares of the other class of common stock are concurrently subdivided, combined, reclassified or otherwise changed in the same proportion and in the same manner.

The affirmative vote of the holders of Class A common stock representing a majority of the voting power of the outstanding shares of Class A common stock, voting separately as a single class, and the affirmative vote of the holders of Class B common stock representing a majority of the voting power of the outstanding shares of Class B common stock, voting separately as a single class, shall be required to approve any merger or consolidation requiring a vote of our stockholders under applicable law unless, upon the consummation of such merger or consolidation, holders of each class of common stock will receive (or be entitled to receive) the same per share consideration in the merger.

Preferred Stock

Upon the consummation of this offering and pursuant to our Amended Charter, the total of our authorized shares of preferred stock will be                shares. Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our Amended Charter, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, powers, preferences, privileges, qualifications, limitations and restrictions, including without limitation voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Options

As of                , 2021, we had outstanding options under our 2009 Plan and 2019 Plan to purchase an aggregate of                    shares of our Class A common stock, with a weighted-average exercise price of $                 per share.

Restricted Stock Units

As of                , 2021, we had                shares of our Class A common stock subject to outstanding RSUs under our 2019 Plan.

Warrants

As of                , 2021, there were warrants to purchase                shares of Class A common stock and                shares of Series                preferred stock. Upon the consummation of this offering, certain warrants may remain outstanding. The warrants to purchase the Series                preferred stock, if outstanding upon the closing of this offering, shall become warrants to purchase shares of common stock into which each share of Series     preferred stock is convertible at the time of such exercise.

Registration Rights

The Investors’ Rights Agreement to which we are party provides certain holders of our capital stock registration rights as set forth below. The registration of shares of our capital stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The Investors’ Rights Agreement requires that we pay the registration expenses, other than underwriting discounts and commissions and applicable transfer taxes, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

The demand, piggyback and Form S-3 registration rights described below will expire, with respect to any particular stockholder, upon the earliest of (i) such time after the effectiveness of the registration statement of which this prospectus forms a part that such stockholder (a) owns less than 1% of the common stock on an as-converted basis and (b) can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act and (ii) a liquidation event.

Demand Registration Rights.    Subject to certain exceptions, at any time beginning six months after the closing date of this offering, upon election by one or more holders holding at least 20% of the registrable securities held by such holders, certain holders will be entitled to certain demand registration rights. At any time after the earlier of March 31, 2022 or 120 days after the closing of this offering, holders of these shares may request by written notice that we register all or a portion of the registrable shares. We are obligated to effect only three such registrations. Each request for registration must cover at least the number of securities as would have a reasonably anticipated aggregate value, based on market price of fair market value on the date of such request, of $15 million.

Piggyback Registration Rights.    After the closing date of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering certain holders will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) any mergers, acquisitions or exchange offers or (ii) any dividend reinvestment plans or stock option or other employee benefit plans, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights.    Subject to certain exceptions, holders of at least 10% of the registrable securities held by our certain holders are entitled to certain Form S-3 registration rights. At any time after we become eligible to file a registration statement on Form S-3, the holders of these shares can make a request that we register their shares on Form S-3 if their aggregate value, based on the market price of fair market value on the date of such request, would be at least $5 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Choice of Forum

Our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholder to us or our stockholders; (iii) any action, suit or proceeding asserting a claim arising out of or pursuant to any provision of the DGCL, our Amended Charter or our Amended Bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Amended Charter, but there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Amended Charter will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Additionally, our Amended Charter will provide that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Anti-Takeover Provisions

Our Amended Charter and Amended Bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares.    The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise or make such an attempt more difficult.

Dual Class Stock.    As described above in “—Common Stock—Voting Rights,” our Amended Charter will provide for a dual class structure, which provides the holders of our Class B common stock with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock. These matters include the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Classified Board of Directors.    Our Amended Charter will provide that our board of directors will be divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Our Amended Charter will provide that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote generally in the election of directors. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Removal of Directors.    Our Amended Charter will provide that members of our board of directors may be removed from office only for cause by an affirmative vote of the holders of at least two-thirds of the voting power of all of our outstanding stock entitled to vote generally in the election of directors.

Board Vacancies and Board Size.    Our Amended Charter and Amended Bylaws will provide that any vacant directorships, including newly created directorships, may only be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director and the number of directors constituting the full board of directors will be permitted to be set only by a resolution of the board of directors.

Stockholder Action; Special Meetings of Stockholders.    Our Amended Charter will provide that our stockholders may not take action by consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Further, our Amended Bylaws will provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    In addition, our Amended Bylaws will establish an advance notice procedure for stockholder proposals or nominations to be brought before a meeting of stockholders. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and provide us with certain information and otherwise comply with the requirements set forth in our Amended Bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws.    Our Amended Bylaws may be amended or repealed by our board of directors or by the affirmative vote of two-thirds of the votes which all our stockholders would be eligible to cast in an election of directors. Generally, the approval by our board of directors and the affirmative vote of the holders of two-thirds in voting power of the outstanding shares entitled to vote thereon would be required to amend our Amended Charter. In addition, any amendment of our Amended Charter that gives holders of our Class B common stock (1) any additional rights to receive dividends or any other kind of distribution, (2) any additional right to convert into or be exchanged for Class A common stock or (3) any other additional economic rights will require, in addition to any other stockholder approval required by applicable law or the Amended Charter, the affirmative vote of the holders of our Class A common stock voting separately as a class.

Stockholders Not Entitled to Cumulative Voting.    The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter will not provide for cumulative voting.

Section 203 of the DGCL.    We will opt out of Section 203 of the DGCL. However, our Amended Charter will contain provisions that are similar to Section 203. Specifically, our Amended Charter will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless certain requirements are met. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” or the sale of more than 10% of our assets to an “interested stockholder.” In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any affiliates or associates of such entity or person.

However, under our Amended Charter,                and any of their respective affiliates will be deemed to not be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunity Doctrine

Our Amended Charter will provide that, to the fullest extent permitted by Delaware law, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director who is not an employee of Rent the Runway or any of its subsidiaries or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of Rent the Runway or any of its subsidiaries, or collectively, Covered Persons, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Rent the Runway. Pursuant to Section 262 of the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

Trading Symbol and Market

We intend to apply to list our Class A common stock on The Nasdaq Global Select Market under the symbol “RENT.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on Nasdaq, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                shares of Class A common stock, assuming the issuance of                shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to our Investors’ Rights Agreement, after the closing of this offering, the holders of up to                shares of our Class A common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

We, our executive officers, directors and the holders of substantially all of our outstanding stock, without the prior written consent of                , we and they will not, subject to certain exceptions, during the period ending                days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or

•

enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

                have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up,                would consider the particular

circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our Class A common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities.    In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume in our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities.    Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Compensation

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and shares of Class A common stock that will be issuable under our 2009 Plan, 2019 Plan and 2021 Plan. As of                , 2021, options to purchase                shares of Class A common stock were outstanding. We expect to file the registration statement covering shares offered pursuant to such equity plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our assets used or held for use in a trade or business, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Piper Sandler & Co.
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
JMP Securities LLC
Telsey Advisory Group LLC

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares of Class A common stock from the company to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of Class A common stock.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                     per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock, or the Lock-up Restrictions, during the period from the date of this prospectus continuing, with respect to the company, for                days after the date of this prospectus, or the Lock-up Period, except with the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., and subject to certain exceptions.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on Nasdaq under the symbol “RENT.” In order to meet one of the requirements for listing the Class A common stock on Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s Class A stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                     million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the

Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Cooley LLP, Boston, Massachusetts has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements as of January 31, 2020 and 2021 and for each of the two years in the period ended January 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On November 8, 2019, we dismissed KPMG LLP as our independent auditors. On February 20, 2020, we appointed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ended January 31, 2020. The decision to change our independent registered public accounting firm from KPMG LLP to PwC was approved by the board of directors.

The audit report of KPMG LLP on our consolidated financial statements as of and for the years ended January 31, 2019 and February 3, 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. KPMG LLP did not audit our consolidated financial statements for any period subsequent to January 31, 2019.

During the fiscal years ended January 31, 2019 and February 3, 2018 and the subsequent interim period through November 8, 2019, we had no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to its satisfaction, would have caused KPMG LLP to make reference in connection with its report to the subject matter of the disagreement during the audit preceding its dismissal. During the fiscal years ended January 31, 2019 and February 3, 2018 and the subsequent interim period through November 8, 2019, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except that KPMG LLP advised us of the following material weakness: the lack of an ERP system for the full fiscal year resulted in a weak control environment and a likelihood of potential errors to financial information given the need for manual intervention.

We have provided KPMG LLP with a copy of the foregoing disclosures and requested that KPMG LLP furnish us with a letter addressed to the SEC stating whether KPMG LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of that letter dated         , 2021 is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the fiscal years ended January 31, 2019 and February 3, 2018 and the subsequent interim period through February 20, 2020, neither we, nor anyone acting on our behalf, consulted with PwC on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements or any of the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.renttherunway.com, at which, following the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

RENT THE RUNWAY, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rent the Runway, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rent the Runway, Inc. and its subsidiary (the “Company”) as of January 31, 2021 and 2020, and the related consolidated statements of operations, of changes in redeemable preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

July 16, 2021

We have served as the Company’s auditor since 2020.

RENT THE RUNWAY, INC.

Consolidated Balance Sheets

(In millions, except share and per share amounts)

	January 31,
	2020	2021
Assets
Current assets:
Cash and cash equivalents	$31.4	$95.3
Restricted cash, current	10.5	3.4
Prepaid expenses and other current assets	5.0	4.7

Total current assets	46.9	103.4
Restricted cash	—	10.5
Rental product, net	116.0	97.6
Fixed assets, net	65.4	64.7
Intangible assets, net	9.0	7.8
Operating lease right-of-use assets	34.5	34.9
Other assets	4.1	1.8

Total assets	$275.9	$320.7

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$12.7	$7.2
Accrued expenses and other current liabilities	14.0	14.1
Deferred revenue	13.7	5.6
Customer credit liabilities	6.2	7.0
Operating lease liabilities	5.1	6.7

Total current liabilities	51.7	40.6
Line of credit	44.0	—
Long-term debt, net	171.1	355.1
Operating lease liabilities	41.7	51.5
Warrant liability	0.6	11.8
Other liabilities	0.6	0.3

Total liabilities	309.7	459.3

Commitments and Contingencies (Note 16)

Redeemable preferred stock, $0.001 par value; 27,096,062 and 35,236,646 shares authorized at January 31, 2020 and 2021, respectively; 26,992,271 and 31,137,921 shares issued and outstanding at January 31, 2020 and 2021, respectively; liquidation preference of $332.6 million and $393.7 million at January 31, 2020 and 2021, respectively	330.5	388.1

Stockholders’ Deficit
Common stock, $0.001 par value; 48,000,000 and 60,000,000 shares authorized at January 31, 2020 and 2021, respectively; 10,371,636 and 10,456,521 shares issued and outstanding at January 31, 2020 and 2021, respectively	—	—
Additional paid-in capital	54.0	62.7
Accumulated deficit	(418.3)	(589.4)

Total stockholders’ deficit	(364.3)	(526.7)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$275.9	$320.7

The accompanying notes are an integral part of these consolidated financial statements.

RENT THE RUNWAY, INC.

Consolidated Statements of Operations

(In millions, except share and per share amounts)

	Year Ended January 31,
	2020	2021
Revenue:
Subscription and Reserve rental revenue	$235.4	$135.9
Other revenue	21.5	21.6

Total revenue, net	256.9	157.5

Costs and expenses:
Fulfillment	118.1	53.0
Technology	40.2	37.7
Marketing	22.9	8.1
General and administrative	98.9	77.2
Rental product depreciation and revenue share	85.2	89.0
Other depreciation and amortization	21.6	23.0

Total costs and expenses	386.9	288.0

Operating loss	(130.0)	(130.5)

Interest income / (expense), net	(24.0)	(46.6)
Other income / (expense), net	(0.1)	6.0

Net loss before benefit from income taxes	(154.1)	(171.1)
Benefit from income taxes	0.2	—

Net loss	$(153.9)	$(171.1)

Net loss per share attributable to common stockholders, basic and diluted	$(14.04)	$(15.36)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,964,634	11,138,851

The accompanying notes are an integral part of these consolidated financial statements.

RENT THE RUNWAY, INC.

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Deficit

(In millions, except share amounts)

	Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 31, 2019	20,891,652	$196.7	10,100,658	$—	$45.4	$(267.0)	$(221.6)
Issuance of redeemable preferred stock	6,100,619	133.8	—	—	—	—	—
Stock issued under stock incentive plan	—	—	270,978	—	1.8	—	1.8
Share-based compensation expense	—	—	—	—	6.8	—	6.8
Adjustment to accumulated deficit, cumulative effect of ASC 606 adoption	—	—	—	—	—	2.6	2.6
Net loss	—	—	—	—	—	(153.9)	(153.9)

Balances at January 31, 2020	26,992,271	330.5	10,371,636	—	54.0	(418.3)	(364.3)
Issuance of redeemable preferred stock	4,145,650	57.6	—	—	—	—	—
Stock issued under stock incentive plan	—	—	84,885	—	0.5	—	0.5
Share-based compensation expense	—	—	—	—	8.2	—	8.2
Net loss	—	—	—	—	—	(171.1)	(171.1)

Balances at January 31, 2021	31,137,921	$388.1	10,456,521	$—	$62.7	$(589.4)	$(526.7)

The accompanying notes are an integral part of these consolidated financial statements.

RENT THE RUNWAY, INC.

Consolidated Statements of Cash Flows

(In millions)

	Year Ended January 31,
	2020	2021
OPERATING ACTIVITIES
Net loss	$(153.9)	$(171.1)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Rental product depreciation and write-offs	61.6	55.9
Other depreciation and amortization	21.6	24.1
Payment-in-kind interest	19.0	36.9
Amortization of debt discount	4.0	5.0
Share-based compensation expense	6.8	8.2
Proceeds from rental product sold	(19.3)	(17.9)
Write-off of rental product sold	14.0	14.0
Loss from liquidation of rental product	0.5	0.9
Loss on debt extinguishment	—	0.6
Remeasurement of warrant liability	—	(0.4)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2.4)	0.3
Operating lease right-of-use assets	(34.5)	(0.4)
Other assets	(1.3)	1.8
Accounts payable, accrued expenses and other current liabilities	6.0	(4.5)
Deferred revenue and customer credit liabilities	1.5	(7.3)
Operating lease liabilities	46.8	11.4
Other liabilities	(8.0)	(0.3)

Net cash (used in) provided by operating activities	(37.6)	(42.8)

INVESTING ACTIVITIES
Purchases of rental product	(117.7)	(54.9)
Proceeds from liquidation of rental product	3.6	2.4
Proceeds from sale of rental product	19.3	17.9
Purchases of fixed and intangible assets	(43.8)	(23.8)

Net cash (used in) provided by investing activities	(138.6)	(58.4)

FINANCING ACTIVITIES
Proceeds from issuance of redeemable preferred stock	133.8	60.4
Proceeds from exercise of stock options	1.8	0.5
Deferred financing costs paid	(0.8)	(3.3)
Principal payments on financing lease obligations	(0.3)	(0.1)
Proceeds from line of credit	86.0	15.0
Proceeds from long-term debt	50.0	155.0
Principal repayments on line of credit	(92.6)	(59.0)

Net cash (used in) provided by financing activities	177.9	168.5

Net increase in cash and cash equivalents and restricted cash	1.7	67.3
Cash and cash equivalents and restricted cash at beginning of year	40.2	41.9

Cash and cash equivalents and restricted cash at end of year	$41.9	$109.2

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$31.4	$95.3
Restricted cash, current	10.5	3.4
Restricted cash, noncurrent	—	10.5

Total cash and cash equivalents and restricted cash	$41.9	$109.2

The accompanying notes are an integral part of these consolidated financial statements.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

1.	Business

Description of Business

Rent the Runway, Inc.’s (the “Company”) mission is to power women to feel their best every day. Launched in November 2009, the Company has built the world’s first and largest shared designer closet with over 18,000 styles by over 750 brand partners. The Company gives customers ongoing access to its “unlimited closet” through its subscription offering or the ability to rent a-la-carte through its reserve offering (“Reserve”). The Company’s corporate headquarters are located in Brooklyn, New York and the operational facilities are located in Secaucus, New Jersey, and Arlington, Texas. Its wholly-owned subsidiary, Rent the Runway Limited (the “Subsidiary”), is located in Galway, Ireland, and is focused on software development and support activities.

All revenue is currently generated in the United States. Substantially all revenue is derived from rental subscription fees and a-la-carte rental fees, with a portion derived from the sale of apparel and accessories and other fees.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its Subsidiary. All intercompany accounts and transactions have been eliminated in consolidation. The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Certain amounts in the financial statements have been reclassified to conform to the current presentation.

Fiscal Year

The Company operates on a fiscal calendar ending January 31. All references to fiscal year 2019 reflect the results of the 12-month period ending January 31, 2020. All references to fiscal year 2020 reflect the results of the 12-month period ending January 31, 2021.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The Company has one operating and reportable segment as the CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. All revenue is attributed to customers based in the United States and substantially all the Company’s long-lived assets are located in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience, market conditions, and on various other assumptions that are believed to be reasonable. Actual results could differ

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

from those estimates. Significant items subject to such estimates and assumptions include the useful life and salvage value of rental product, incremental borrowing rate to determine lease liabilities, and the valuation of share-based compensation and warrants.

As of January 31, 2021, the effects of the ongoing COVID-19 pandemic on the Company’s business, results of operations, and financial condition continue to evolve. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As additional information becomes available, the Company’s estimates may change materially in future periods.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash investments with high credit quality financial institutions. The Company believes no significant credit risk exists with respect to these financial instruments.

No single customer accounted for more than 5% of the Company’s revenue during the years ended January 31, 2020 or 2021.

Fair Value Measurements and Financial Instruments

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis, at least annually. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities, are as follows:

Level 1:	Observable inputs, such as quoted prices in active markets for identical assets and liabilities.

Level 2:	Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3:	Unobservable inputs, in which there is little or no market data which require the Company to develop its own assumptions.

The categorization of financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The carrying amounts of financial instruments, including cash, cash equivalents and restricted cash approximate fair value at January 31, 2020 and 2021, due to the relatively short duration of

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

these instruments. The carrying value of the Company’s long-term debt instruments approximate their fair values as of January 31, 2021.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of 3 months or less when purchased to be cash equivalents. Cash and cash equivalents include funds in transit from banks for customer credit card transactions that settle in less than 7 days. These funds totaled $2.6 million and $1.8 million at January 31, 2020 and 2021, respectively.

At January 31, 2020 and 2021, the Company had approximately $10.5 million and $13.9 million of current and non-current restricted cash, respectively, that consisted primarily of letters of credit pledged as security deposits for the headquarters and operational facilities leases.

Rental Product, Net

The Company considers rental product to be a long-term productive asset and, as such, classifies it as a noncurrent asset on the consolidated balance sheets.

Rental product is stated at cost, less accumulated depreciation. The Company depreciates rental product, less an estimated salvage value, over the estimated useful lives of the assets using the straight-line method. The useful life is determined based on historical trends and an assessment of any future changes. The salvage value considers the historical trends and projected liquidation proceeds for the assets. The estimated useful lives and salvage values are described below:

	Useful Life	Salvage Value
Apparel	3 years	20%
Accessories	2 years	30%

In accordance with its policy, the Company reviews the estimated useful lives and salvage values of rental product on an ongoing basis. See Long-Lived Asset Impairment disclosure for long-lived asset impairment procedures.

Rental product is classified as held for sale and written down to salvage value at the time it is no longer considered rentable. The value of rental product held for sale at January 31, 2020 and 2021 was $6.4 million and $6.4 million, net, respectively. The accelerated depreciation related to rental product held for sale was $14.8 million and $7.7 million for the years ended January 31, 2020 and 2021, respectively. The accelerated depreciation is presented on the consolidated statements of operations within rental product depreciation and revenue share.

The Company records write-offs for the remaining net book value of rental product sold, and separately records write-offs for losses on lost, damaged, and unreturned apparel and accessories. These write-offs are presented on the consolidated statements of operations within rental product depreciation and revenue share.

Cash outflows for the purchase of rental product, net of changes in related accounts payable and accrued liabilities, as well as the cash inflows received from the liquidation of apparel and

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

accessories at the end of the useful life, are classified as cash flows from investing activities in the consolidated statements of cash flows, consistent with other long-term asset activity. The gain or loss from the liquidation of rental product at the end of the useful life is recorded as a component of operating loss in the consolidated statements of operations and is included as an adjustment to reconcile net loss to net cash used by operating activities in the consolidated statements of cash flows. Proceeds from the liquidation of rental product, net of costs to sell, during fiscal years 2019 and 2020 were $3.6 million and $2.4 million, respectively.

The Company offers its customers an opportunity to purchase items prior to the end of their estimated useful life. In such instances, the Company considers the disposal of such rental product to be a sale and, as such, records the proceeds as other revenue and the net book value of the items at the time of sale as rental product depreciation in the consolidated statements of operations. The cash proceeds and the cost of rental product sold are classified as cash flows from investing activities on the consolidated statements of cash flows, because the predominant activity of the rental product purchased is to generate subscription and a-la-carte rental revenue. The cash proceeds associated with these sales were $19.3 million and $17.9 million in fiscal years 2019 and 2020, respectively.

The Company mitigates residual value risk of its rental product primarily by utilizing specific cleaning, repair and restoration methods relying on its years of process know-how to maintain the condition of the rental product over its useful life, and by employing various in-house and third-party liquidation strategies to maximize liquidation value and overall return on rental product. The Company also utilizes its own-developed technology in combination with its customer service department to recover rental items from delinquent customers.

Revenue Recognition

Subscription and a-la-carte rental fees (“Subscription and Reserve rental revenue”) are recognized in accordance with Accounting Standard Update (“ASU”) 2016-02, Leases, Topic 842 (“ASC 842”). Other revenue, primarily related to the sale of rental product, is recognized under ASU 2014-09, Revenue from Contracts with Customers, Topic 606 (“ASC 606”) at the date of delivery of the product to the customer. Other revenue represented 8% and 14% of total revenue for the years ended January 31, 2020 and 2021, respectively.

Revenue is presented net of promotional discounts. Promotional discounts are recognized in accordance with either ASC 842 or ASC 606, based on the guidance applied to the rental fees or product sales to which the promotional discounts are related. Revenue is presented net of taxes that are collected from customers and remitted to governmental authorities.

Revenue is also presented net of customer credits and refunds. A liability is recognized at the time a customer credit or a gift card is issued, and revenue is recognized upon redemption of the credit or gift card. The Company’s customer credit liability is presented on the consolidated balance sheets. During the year ended January 31, 2021, $1.2 million of credits included in the customer credit liability as of January 31, 2020 were redeemed. Customer credits and gift cards do not have expiration dates. Over time, a portion of these instruments is not redeemed. With the adoption of ASC 606 effective February 1, 2019, the Company began to recognize breakage income based on the redemption pattern method. The Company did not adjust its prior

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

period financial statements but calculated the breakage income retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The impact of this adjustment at February 1, 2019 was $2.6 million. The Company continues to maintain the full liability for the unredeemed portion of the credits and gift cards when the Company has any legal obligation to remit such credits to government authorities in relevant jurisdictions.

Subscription and Reserve Rental Revenue

The Company recognizes rental revenue from subscription and a-la-carte rental fees in accordance with ASC 842. Subscription fees are recognized ratably over the subscription period, commencing on the date the subscriber enrolls in the rental program. The fees are collected upon enrollment. The subscription automatically renews on a monthly basis until cancelled by the customer. Subscribers can pause or cancel their subscriptions at any time.

The Company recognizes fees for a-la-carte rentals ratably over the rental period, which starts with the date of delivery of rental product to the customer. A-la-carte rental orders can be placed up to 4 months prior to the rental start date and the customer’s payment form is charged upon order confirmation. The Company defers recognizing the fees and any related promotions for a-la-carte rentals until the date of delivery, and then recognizes those fees evenly over the 4-or 8-day rental period.

The Company accrues for credits and refunds issued subsequent to the balance sheet date that relate to rentals prior to the balance sheet date and these amounts were not material as of January 31, 2020 and 2021.

For lessors, ASC 842 provides a practical expedient to elect not to evaluate whether certain sales taxes and other similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. This practical expedient was applied by the Company and it will exclude these taxes from the measurement of lease revenue and the associated expense.

Other Revenue

Other revenue consists primarily of revenue from the sale of rental product. The Company recognizes revenue from the sale of rental product in accordance with ASC 606. Sale of rental product occurs in two forms: (i) liquidation at the end of the useful life and (ii) customer purchase of rental product at a discounted price, calculated as a percentage of retail value. Payment is due upon order confirmation and there is no financing component. The single performance obligation associated with rental product sales is generally satisfied upon delivery of the rental product to the customer. The Company does not have any material contractual receivables, assets, or liabilities with respect to other revenue at January 31, 2021.

Leases – Lessee Accounting

The Company adopted ASC 842 with an effective date of February 1, 2019 for both lessee and lessor accounting. Refer to the Subscription and Reserve Rental Revenue section above for the Company’s accounting policy related to lessor accounting.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The Company determines whether a contract is or contains a lease at contract inception. Right-of-use (“ROU”) assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of lease payments over the expected lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate as of the effective date or the commencement date of the lease, whichever is later, to determine the present value of lease payments. The Company considers its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates.

Lease payments are based on fixed amounts explicit in the lease agreements. Certain real estate leases include payments at variable amounts based on operating expenses of the lessor, such as common area charges, real estate taxes and insurance. Most equipment leases include variable sales tax payments based on state sales tax rates. Additionally, the Company procures a portion of its rental product from brand partners under revenue share arrangements, which are considered variable lease payments. Refer to Note 4 for additional details.

For lessees, the guidance provides a practical expedient, by class of underlying asset, to elect a combined single lease component presentation. This practical expedient was applied by the Company as a lessee to all asset classes.

With respect to ROU assets, operating lease ROU assets are presented as a separate line item on the Company’s consolidated balance sheets, while finance lease ROU assets are included in fixed assets on the consolidated balance sheets. With respect to lease liabilities, operating lease liabilities are presented as separate line items, while finance lease liabilities are included in other current liabilities and other long-term liabilities on the consolidated balance sheets, based on the remaining term of the underlying lease agreements. The Company does not recognize ROU assets or lease liabilities for short-term leases (i.e., those with a term of twelve months or less) and recognizes the related lease expense on a straight-line basis over the lease term, as applicable.

Fixed and Intangible Assets, Net

Fixed and intangible assets are stated at cost less accumulated depreciation and amortization.

Depreciation and amortization of fixed and intangible assets is calculated on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of fixed and intangible assets are described below:

Leasehold improvements	shorter of estimated useful life or lease term
Machinery and equipment	5 to 6 years
Furniture and fixtures	5 years
Computer hardware	3 years
Reusable packaging	1.5 years
Capitalized third-party software	3 years
Capitalized internally developed software	2 years

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The Company capitalizes third-party and internally developed software costs in connection with its proprietary systems and its enterprise resource planning system that are incurred during the application development stage. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid rental packing materials, prepaid insurance, and prepaid technology expenses. The balance of prepaid expenses included in prepaid expenses and other current assets on the consolidated balance sheet was $4.2 million and $2.8 million as of January 31, 2020 and 2021, respectively.

Other Assets

Other assets consist primarily of deposits for periods that exceed one year from the balance sheet date.

Expenses

Fulfillment

Fulfillment expenses consist of fulfillment variable costs to receive, process and fulfill customer orders, including fulfillment labor payroll and related costs, third-party shipping expenses, cost of packing materials, cleaning expenses, and other fulfillment related costs.

Technology

Technology expenses consist of technology payroll and related costs, professional services, and third-party software and license fees.

Marketing

Marketing expenses include online and mobile marketing, search engine optimization and email costs, marketing payroll and related expenses, agency fees, printed collateral, consumer research, and other related costs. Advertising costs amounted to $18.1 million and $4.2 million for the years ended January 31, 2020 and 2021, respectively. Costs associated with advertising campaigns are expensed when the advertising first appears in the media, and other advertising costs are expensed as incurred.

General and Administrative

General and administrative expenses are comprised of all other employee payroll and related expenses, including customer service costs, occupancy costs (including warehouse-related), professional services, credit card fees, general warehouse and corporate expenses, costs to photograph, list and model the rental products on the Company’s website, and other administrative costs.

Rental Product Depreciation and Revenue Share

Rental product depreciation and revenue share expenses are comprised of depreciation and write-offs of rental product, and payments under revenue share arrangements with brand partners.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

Other Depreciation and Amortization

Other depreciation and amortization expenses are comprised of depreciation and amortization amounts for fixed assets, intangible assets, and financing right-of-use assets.

The classification of expenses varies across industries. Accordingly, the Company’s categories of expenses may not be comparable to those of other companies.

Share-Based Compensation

The Company recognizes all employee share-based compensation as an expense in the consolidated financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of stock options using the Black-Scholes option pricing model. The fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period of the award. Determining the fair value of options at the grant date requires judgment, including estimating the fair value of common stock, the expected term that stock options will be outstanding prior to exercise, the associated volatility, and the expected dividend yield. Upon grant of awards, the Company also estimates an amount of forfeitures that will occur prior to vesting.

The Company has granted restricted stock units (“RSUs”) which vest only upon satisfaction of both time-based service and performance-based conditions. At January 31, 2021, the Company has not recognized share-based compensation expense for awards with performance-based conditions which include a qualifying event because the qualifying event is not probable. In the period in which the Company’s qualifying event becomes probable, the Company will record a cumulative one-time share-based compensation expense determined using grant-date fair values. Share-based compensation related to any remaining time-based service after the qualifying event will be recorded over the remaining requisite service period. The Company will record share-based compensation expense for RSUs on an accelerated attribution method over the requisite service period, which is generally 4 years, and only if performance-based conditions are considered probable to be satisfied.

See Note 13 for a description of the accounting for share-based awards.

Income Taxes

The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. The Company implemented the effects of the Tax Act and its impact was not material to the consolidated financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain. The effect on deferred tax assets and liabilities of

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Long-Lived Asset Impairment

Long-lived assets, such as rental product, fixed assets, intangible assets and right-of-use lease assets, are reviewed for impairment triggers when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as necessary. No impairment losses were recognized during fiscal years 2019 and 2020, except for the write-off of apparel and accessories in the normal course of business (see Rental Product disclosure).

Net Loss per Share Attributable to Common Stockholders

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of redeemable preferred stock to be participating securities as the holders are entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable preferred stock as the holders of redeemable preferred stock do not have a contractual obligation to share in losses.

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period. For purposes of this calculation, redeemable preferred stock, stock options to purchase common stock, and warrants to purchase common and redeemable preferred stock are considered potentially dilutive securities but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

The shares of common stock associated with the equity-classified common stock warrants with an exercise price of $0.01 are considered outstanding for the purposes of computing basic and

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

diluted net loss per share attributable to common stockholders because the shares may be issued for little or no consideration, are fully vested, and are exercisable after the original issuance date.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Insurance Proceeds

For the year ended January 31, 2021, the Company recorded an insurance recovery of $5.0 million related to a network issue during the year ended January 31, 2020. This amount is recorded in other income / (expense), net in the consolidated statements of operations.

Foreign Currency

The functional currency of the Subsidiary is U.S. dollar, which is the functional currency of the Company. The local currency of the Subsidiary is Euro. Monetary assets and liabilities of the Subsidiary are remeasured at the rate of exchange in effect on the balance sheet date; income and expenses are remeasured at the average exchange rates throughout the year. The related remeasurement adjustments are included in general and administrative expenses in the consolidated statements of operations.

Recently Issued and Adopted Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Share-Based Compensation

In November 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-08, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements – Share-Based Consideration Payable to a Customer. The guidance identifies, evaluates, and improves areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided. The amendments expanded the scope of Topic 718 to include stock-based payment transactions for acquiring goods and services from nonemployees. For entities that have adopted the amendments in ASU 2018-07, the updated guidance is effective for annual periods beginning after December 15, 2019. The Company adopted ASU 2019-08 on February 1, 2020, and the adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements in Topic 820. This standard is effective for annual reporting

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

periods beginning after December 15, 2019, and interim periods within those years, and early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Company adopted ASU 2018-13 on February 1, 2020, and the adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also improves the consistency in application of other areas by clarifying and amending existing guidance. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim periods within those years, and early adoption is permitted. Certain amendments of this standard may be adopted on a retrospective basis, modified retrospective basis or prospective basis. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. This standard is effective for annual reporting periods beginning after December 15, 2022, and interim periods within those years, and early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

Internal-Use Software

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The ASU allows implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement. The ASU also requires amortization expense be recognized in the same line item as the related fees associated with the arrangement and related capitalized implementation costs be presented in the same line as the prepayment for the hosting fee. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those years, and early adoption is permitted. The Company will adopt this standard in the fiscal year ending January 31, 2022 and the adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

3.	Liquidity and Impact of COVID-19 Pandemic

The Company has incurred a net loss from operations since inception and has historically relied upon debt and equity financing to fund its operations. In addition, the COVID-19 pandemic has had a significant adverse impact on the Company’s business. As a result, the Company experienced a significant decline in active subscribers, subscription revenue and a-la-carte rental revenue and a significant increase in net loss in fiscal year 2020. While the Company has experienced active subscriber revenue growth subsequent to January 31, 2021, it is uncertain when subscription revenue and a-la-carte rental revenue will return to pre-COVID-19 levels. To the extent that the strength or pace of the Company’s COVID-19 recovery lags from what is currently anticipated, the Company has established plans to preserve existing cash liquidity, which could include reducing labor, operating expenses and/or capital expenditures.

In April and May 2021, the Company sold additional shares of Series G redeemable preferred stock in exchange for $20.1 million. In connection with this equity financing, the Company’s EBITDA covenants in the Ares Facility (as described below) were amended to allow for the application of such proceeds cumulatively for the quarters ending July 31, 2021 through October 31, 2022. Refer to Note 17, Subsequent Events, for further details.

As of June 30, 2021, the Company held cash and cash equivalents of approximately $100.0 million. The Company believes that its existing cash resources will be sufficient to meet the costs of the business, debt service obligations, and working capital requirements for the twelve months from the issuance date of these consolidated financial statements. As such, the Company believes that it will have sufficient liquidity from cash on-hand and future operations to satisfy its obligations and to comply with its amended debt covenants for at least the next twelve months from the date these financial statements are available to be issued.

4.	Leases – Lessee Accounting

As a lessee, the Company has operating real estate leases for its operational facilities, retail locations and corporate headquarters. The Company has operating and finance leases for its computers and equipment. Additionally, the Company procures a portion of its rental product from brand partners under revenue share arrangements, which are considered operating leases. All revenue share payments are recognized as variable lease costs and recorded in rental product depreciation and revenue share in the consolidated statements of operations.

The Company’s real estate and equipment lease terms generally range from 2 to 12 years and certain agreements include renewal options. To the extent that the Company is reasonably certain to exercise a lease renewal option, the assumption is included in the calculation of ROU assets and lease liabilities. During fiscal year 2020, the Company signed an amendment to extend the lease term of its operational facilities in Secaucus, New Jersey, which resulted in an adjustment of $5.1 million to the related ROU assets and lease liabilities, as a result of lease modification accounting. No other renewal options were included in the ROU assets and lease liabilities on the consolidated balance sheets at January 31, 2020 and 2021.

During fiscal year 2020, the Company decided it would no longer fully utilize the space within three of its real estate leases and obtained subleases for those leased facilities. The subleases

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

do not relieve the Company of its primary lease obligations. The lessor agreements are considered operating leases, maintaining the historical classification of the underlying lease. The Company does not recognize any underlying assets for the subleases as a lessor of operating lease. The net amount received from the subleases is recorded within general and administrative expenses.

At January 31, 2020 and 2021, the weighted-average remaining lease term for operating leases was 9.74 years and 9.43 years, respectively, and weighted-average discount rate was 16.66% and 16.77%. respectively. At January 31, 2020 and 2021, the weighted-average remaining lease term for financing leases was 3.18 years and 2.41 years, respectively, and weighted-average discount rate was 15.02% and 14.24%, respectively.

The following table summarizes the components of lease costs incurred by the Company during the years ended January 31, 2020 and 2021:

	January 31,
	2020	2021
Operating lease costs	$11.7	$13.1
Short-term lease costs	0.9	2.4

Total fixed lease costs	$12.6	$15.5
Variable lease costs	11.9	19.8

Total lease costs	$24.5	$35.3

Sublease income	—	(1.8)

Total lease costs, net	$24.5	$33.5

The following table summarizes the Company’s minimum fixed lease obligations under existing agreements as a lessee, excluding variable payments and short-term lease payments, at January 31, 2021:

	Operating	Financing
Fiscal year:
2021	$15.7	$0.2
2022	13.3	0.2
2023	11.5	—
2024	10.4	—
2025	9.1	—
Thereafter	57.8	—

Total minimum lease payments	$117.8	$0.4
Imputed interest	(59.6)	(0.1)

Lease liabilities at January 31, 2021	$58.2	$0.3

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

5.	Rental Product, Net

Rental product consisted of the following:

	January 31,
	2020	2021
Apparel	$176.3	$183.8
Accessories	10.6	8.9

	186.9	192.7
Less accumulated depreciation	(70.9)	(95.1)

Rental product, net	$116.0	$97.6

Depreciation and write-offs related to rental product, including write-offs of rental products sold, was $75.7 million and $69.9 million for the years ended January 31, 2020 and 2021, respectively.

6.	Fixed and Intangible Assets, Net

Fixed and intangible assets consisted of the following:

	January 31,
	2020	2021
Leasehold improvements	$48.3	$55.0
Machinery and equipment	40.2	44.5
Reusable packaging	7.0	5.6
Computer hardware	6.4	5.9
Furniture and fixtures	3.8	4.5
Financing lease ROU assets	0.7	0.7

	106.4	116.2
Less accumulated depreciation	(41.0)	(51.5)

Fixed assets, net	$65.4	$64.7

Software assets	$17.2	$20.2
Less accumulated amortization	(8.2)	(12.4)

Intangible assets, net	$9.0	$7.8

Depreciation related to fixed assets was $16.5 million and $18.4 million for the years ended January 31, 2020 and 2021, respectively. Amortization of intangible assets was $5.1 million and $5.7 million for the years ended January 31, 2020 and 2021, respectively. Refer to Note 4 for further details related to the finance lease ROU assets included in fixed assets on the consolidated balance sheets.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

At January 31, 2021, expected amortization of intangible assets (excluding software projects not yet deployed) is as follows:

Fiscal year:
2021	$3.7
2022	1.5
2023	0.2
2024	—
2025	—
Thereafter	—

Total future amortization	$5.4

7.	Long-Term Debt

Summary

The following table summarizes the Company’s line of credit and long-term debt outstanding at January 31, 2020 and 2021:

	January 31,
	2020	2021
Bank of America Line of Credit	$44.0	$—

Temasek Facility principal outstanding	150.0	230.0
Add: payment-in-kind interest	27.0	62.2
Less: unamortized debt discount	(5.9)	(1.9)

Temasek Facility, net	171.1	290.3

Ares Facility principal outstanding	—	75.0
Add: payment-in-kind interest	—	1.6
Less: unamortized debt discount	—	(10.9)

Ares Facility, net	—	65.7

Total net carrying value	215.1	356.0
Less: current portion of long-term debt	—	(0.9)

Total noncurrent line of credit and long-term debt	$215.1	$355.1

Bank of America Line of Credit

In April 2019, the Company entered into a Credit Agreement with Bank of America and an asset-backed revolving credit facility (the “Line of Credit”) was put in place with Bank of America as agent and a lender, and Barclays Bank PLC and Goldman Sachs Bank USA as additional lenders. The Line of Credit provided for revolving advances and permitted the Company to borrow for a period ending on the earlier of (i) 5 years from the closing of the facility, through April 2024, or (ii) 90 days prior to the termination of the Temasek Term Facility (described below). Total commitments under the Line of Credit were up to an aggregate amount of $100.0 million, with an incremental uncommitted accordion of $50.0 million.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The Line of Credit had an interest rate per annum of LIBOR plus 125 to 175 basis points, depending on excess availability. There was a 25-basis point unused line fee. Advances on the Line of Credit were subject to certain limitations.

The Line of Credit was secured by a first priority security interest over substantively all tangible and intangible assets of the Company, and a first perfected pledge of 100% of the equity interest of the Company. The Line of Credit required the Company to comply with various customary specified nonfinancial covenants.

In June 2020, the Company executed an amendment to the Line of Credit. The amendment adjusted certain borrowing base related definitions, certain reporting requirements and certain negative and financial covenants, and increased the interest rate to LIBOR plus 300 to 350 basis points. In connection with this amendment, the Company moved $15.0 million into a segregated account for the benefit of the lenders.

The Line of Credit contained various events of default, the occurrence of which could have resulted in termination of the lenders’ commitments to lend and the acceleration of all obligations under the Line of Credit. In October 2020, the Company entered into a new secured term loan senior credit agreement with Ares Corporate Opportunities Fund V, L.P. (the “Ares Facility” described below) and repaid all outstanding principal on the Line of Credit, and terminated the credit commitments. The Company recognized a $0.6 million loss on debt extinguishment related to this transaction.

Temasek Facility

In July 2018, the Company entered into a subordinated, junior lien term loan agreement with Double Helix Pte Ltd. as administrative agent for Temasek Holdings (the “Temasek Facility”). The Company drew $100.0 million under the Temasek Facility at closing with the ability to draw an additional $100.0 million in multiple drawings at any time prior to July 23, 2020 (the “Initial Temasek Commitments”) based on meeting certain performance and financial tests at each draw.

In November 2019, the Company drew an additional $50.0 million of the Initial Temasek Commitments and amended the Temasek Facility to include an additional $30.0 million of committed availability (the “Subsequent Temasek Commitments”) which were not subject to the financial tests described above. In March 2020, the Company drew the remaining $50.0 million of the Initial Temasek Commitments and the $30.0 million of the Subsequent Temasek Commitments. The Temasek Facility is both lien-subordinated and payment-subordinated to the Ares Facility (described below) pursuant to a Subordination Agreement entered into in October 2020 that functions as both a secured lender intercreditor agreement and a subordination agreement (for payment subordination); the Ares Facility is senior debt, and the Temasek facility is subordinated debt with respect to the Ares Facility.

In addition, the Temasek Facility includes an incremental uncommitted $70.0 million, which may be provided by existing or new lenders, but is subject to a right of first refusal for existing lenders and requires that the full $200.0 million of Initial Temasek Commitments have been drawn.

The Temasek Facility matures in July 2023. The Initial Temasek Commitments bear an interest rate of 15% per annum that accrue as noncash interest. After the third anniversary of the loan,

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

the Company can elect to pay cash interest at 13% per annum in lieu of the 15% noncash interest on the Initial Temasek Commitments. The Subsequent Temasek Commitments bear a cash interest rate of 13% per annum, payable quarterly. The Temasek facility principal balance of $292.2 million becomes due in 2023. If the Initial Temasek Commitments are prepaid or accelerated prior to the fourth anniversary of the loan, the Company is subject to a prepayment premium. If the Subsequent Temasek Commitments are prepaid or accelerated prior to the 18-month anniversary of the loan, the Company is subject to prepayment premium amounts. The Temasek Facility requires mandatory prepayment upon certain defined triggering events as well as optional prepayments, but such mandatory prepayments are not required to be made while the Ares Facility is outstanding.

The Temasek Facility requires the Company to comply with specified nonfinancial covenants including, but not limited to, restrictions on the incurrence of debt, payment of dividends, making of investments, sale of assets, mergers and acquisitions, modifications of certain agreements and its fiscal year and granting of liens. The nonfinancial covenants of the Temasek Facility have been adjusted to match the same covenants of the Ares Facility.

The Temasek Facility contains various events of default, the occurrence of which could result in the acceleration of obligations under the Temasek Facility. In June 2020, the Temasek Facility was amended and it was agreed that the impact of COVID-19 was deemed to not have caused a default or event of default and to not have caused a violation of any representation or warranty under the Temasek Facility. Further, in October 2020, the Temasek Facility was further amended and, among other amendments, the definition of “Material Adverse Effect” was amended so that until July 31, 2021, any change in or effect upon the business, operations, assets or financial condition of the Company and its subsidiaries substantially and directly related to the impacts of COVID-19 shall not be considered to be a Material Adverse Effect so long as any such change or effect is not materially disproportionately adverse to the Company compared to other companies in the same industry.

In July 2018, the Company recorded a debt discount of $11.7 million, of which $1.4 million related to closing fees paid and $10.3 million related to the allocation of proceeds to the warrants issued. Please refer to Note 12 for the details of the warrants outstanding in relation to the Temasek Facility. These amounts are being accreted on a straight-line basis to the principal amount of the Temasek Facility through the recognition of noncash interest expense. The effective interest rate for the period from the date of issuance through January 31, 2021 was 15.95%.

The Company determined that all of the embedded features of the Temasek Facility were clearly and closely related to the debt host and did not require bifurcation as a derivative liability, or the fair value of the feature was immaterial to the Company’s consolidated financial statements.

Ares Facility

In October 2020, the Company entered into the Ares Facility with Alter Domus (US) LLC as administrative agent for Ares Corporate Opportunities Fund V, L.P. (“Ares”). The Company received gross proceeds equal to $75.0 million (the “Ares Original Principal”). In conjunction with the incurrence of the Ares Facility, the Company received proceeds from Ares of $25.0 million for the issuance of 1,695,955 shares of Series G redeemable preferred stock. The total transaction

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

resulted in the receipt of $100.0 million in exchange for the Ares Facility, Series G redeemable preferred stock and issuance of common stock warrants (the “Ares Financing Transaction”).

The Ares Facility matures at the earlier of October 2023 or 91 days prior to the maturity of the Junior Subordinated Debt (Temasek Facility) and bears an interest rate of 8% per annum to be accrued as noncash interest, or the Company can elect to pay cash interest at 6.5% per annum. The Ares Facility requires quarterly principal payments of 0.25% of the original principal amount which amount to $0.9 million, $0.8 million and $0.4 million in 2021, 2022 and 2023, respectively. The remaining principal balance of $74.6 million becomes due in 2023. The Ares Facility requires an exit payment of $1.5 million to be paid once the Ares Facility matures or the Ares Original Principal is paid in full.

The Ares Facility is secured by a first priority lien over substantially all assets of the Company. The Ares Facility requires the Company to comply with substantially the same specified nonfinancial covenants as the Temasek Facility, including but not limited to, restrictions on the incurrence of debt, making of investments, the payment of dividends, sale of assets, mergers and acquisitions, modifications of certain agreements and its fiscal year and granting of liens.

The Ares Facility also requires the Company to meet specified financial covenants that are measured based on pre-defined consolidated EBITDA thresholds. The Company was not subject to the consolidated EBITDA (as defined in the Ares Facility) covenant during the year ended January 31, 2021. The consolidated EBITDA covenant for the Ares Facility became effective as of the second quarter of fiscal year 2021. The consolidated EBITDA covenant threshold is $(11.0) million for the nine month period ending January 31, 2022, and $22.0 million for the twelve month period ending October 31, 2022. These thresholds are subject to the equity cure, which allows for the application of the April and May 2021 Series G proceeds cumulatively for the quarters ending July 31, 2021 through October 31, 2022. The consolidated EBITDA covenant applies through the quarter ending July 31, 2023. After October 31, 2022 the consolidated EBITDA covenant thresholds increase in each successive quarterly period and the proceeds from the April and May 2021 Series G issuances are no longer permitted to be applied to an equity cure.

The Ares Facility also requires the Company to comply with a minimum fixed charge coverage ratio of 1:1 when liquidity is below the minimum specified threshold of $20.0 million applicable to such measurement period. The Ares Facility requires mandatory prepayment upon defined triggering events as well as permitting optional prepayments and certain of the mandatory prepayment triggering items are subject to a prepayment premium.

The Ares Facility contains various events of default, the occurrence of which could result in the acceleration of obligations under the Ares Facility. The definition of “Material Adverse Effect” notes that until July 31, 2021 any change in or effect upon the business, operations, assets or financial condition of the Company and its subsidiaries substantially and directly related to the impacts of COVID-19 shall not be considered to be a Material Adverse Effect so long as any such change or effect is not materially disproportionately adverse to the Company compared to other companies in the same industry.

The Company allocated the debt discount and debt issuance costs amongst the various instruments issued in the Ares Financing Transaction. The amount allocated as a debt discount

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

was $10.4 million, of which $1.7 million related to fees paid to the lender and $8.7 million related to the allocation of proceeds to the warrants issued. The Company also recorded debt issuance costs of $1.6 million related to other third-party costs incurred in obtaining the Ares Facility. Please refer to Note 12 for the details of the warrants outstanding in relation to the Ares Financing Transaction. These amounts are being accreted using the effective interest method to the principal amount of the Ares Facility through the recognition of noncash interest expense up to the maturity date. The effective interest rate for the period from the date of issuance through January 31, 2021 was 13.35%.

The Company determined that all of the embedded features of the Ares Facility were either clearly and closely related to the debt host and did not require bifurcation as a derivative liability, or the fair value of the feature was immaterial to the Company’s consolidated financial statements.

Covenants

The Company was in compliance with all applicable financial and nonfinancial covenants at January 31, 2021.

8.	Income Taxes

The Company’s loss before income taxes includes the following components:

	Year Ended January 31,
	2020	2021
Domestic	$(154.1)	$(171.4)
Foreign	—	0.3

Loss before income taxes	$(154.1)	$(171.1)

Total income taxes allocated to operations are as follows:

	Year Ended January 31,
	2020	2021
Current provision:
Federal	$—	$—
State and local	—	—
Foreign	—	—

Total current provision	—	—

Deferred provision:
Federal	—	—
State and local	—	—
Foreign	0.2	—

Total deferred provision	0.2	—

Total benefit from (provision for) income taxes	$0.2	$—

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The significant components of the Company’s net deferred tax assets (liabilities) are as follows:

	January 31,
	2020	2021
Deferred tax assets:
Federal and state net operating loss carryforwards	$87.3	$122.6
Customer credits liability	1.8	2.1
Interest limitation	10.2	22.0
Fixed assets	3.3	—
Tax credits	1.6	3.3
Share-based compensation	2.2	3.5
Operating lease liability	13.0	16.5
Other	0.4	0.4

Total deferred tax assets	119.8	170.4

Deferred tax liabilities:
Fixed assets	—	(0.9)
Operating lease right-of-use-asset	(9.7)	(10.3)

Total deferred tax liabilities	(9.7)	(11.2)

Net deferred tax assets before valuation allowance	110.1	159.2
Less valuation allowance	(109.9)	(159.0)

Net deferred tax assets	$0.2	$0.2

At January 31, 2020 and 2021, the Company maintained a valuation allowance against all of its U.S. deferred tax assets since, in the judgment of management, the realization of these assets was not considered more likely than not. The net change in the total valuation allowance in fiscal years 2019 and 2020 was an increase of $46.8 million and $49.1 million, respectively. The Company’s deferred tax assets are included in other assets on the consolidated balance sheets.

At January 31, 2021, the Company had federal net operating loss tax carryforwards of approximately $459.3 million. Approximately $152.0 million of the net operating loss carryforwards will expire at various times through 2038, while $307.3 million will not expire.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. The Company has undergone one ownership change on February 16, 2010, and its NOLs arising before that date are subject to Section 382 limitations. These limitations will not materially limit the use of such NOLs to offset the Company’s future taxable income.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The benefit for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate to pretax loss because of the effect of the following items:

	Year Ended January 31,
	2020	2021
Compute “expected” tax benefit	21.00%	21.00%
State income taxes, net of federal benefit	(0.01)%	(0.01)%
Current year change in valuation allowance	(20.91)%	(21.55)%
Other	0.03%	0.56%

Income tax benefit (expense)	0.11%	0.00%

The following table summarizes the unrecognized tax benefit activity for the periods indicated:

	Year Ended January 31,
	2020	2021
Balance as of the beginning of period	$—	$—
Additions based on tax positions related to the current year	—	0.2
Additions for tax positions of prior years	—	0.4
Reductions for tax positions of prior years	—	—
Lapse of statute of limitation	—	—
Settlements	—	—

Balance as of the end of the period	$—	$0.6

The amount of unrecognized tax benefits included on the consolidated balance sheets as of January 31, 2020 and 2021 are $0 and $0.6 million, respectively.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. The outcomes and timing of such events are highly uncertain and a reasonable estimate of the range of gross unrecognized tax benefits, excluding interest and penalties, that could potentially be reduced during the next 12 months cannot be made.

The Company is subject to United States federal and state taxation, as well as subject to taxation in Ireland. The Company may be subject to examination by the Internal Revenue Service (“IRS”) and as of January 31, 2021, tax year 2016 and years filed thereafter remain open to examination. These examinations may result in proposed adjustments to the Company’s income tax liability or tax attributes with respect to years under examination as well as subsequent periods.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income and deductions, and the allocation of

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. Any adjustments as a result of any examination may result in additional taxes or penalties against the Company. If the ultimate result of these audits differs from original or adjusted estimates, they could have a material impact on the Company’s tax provision.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted and signed into law. Among other things, the CARES Act has modified the Internal Revenue Code of 1986, as amended, including, but not limited to: (1) modifications to the business interest deduction limitation for tax years 2019 and 2020; (2) a technical correction of the recovery period of qualified improvement property from 39 to 15 years; and (3) a repeal of the 80% taxable income limitation on the deduction of net operating losses (“NOLs”) for tax years beginning before January 1, 2021 as well as a five-year carryback period allowed for NOLs generated in tax years beginning after December 31, 2017 and before January 1, 2021.

Under ASC 740, the effects of new legislation must be recognized in the period of enactment. Therefore, the effects of the CARES Act are accounted for in the fiscal year ended January 31, 2021. The Company evaluated the provisions of the CARES Act and determined that there is no material impact for the fiscal year ended January 31, 2021. The Company will continue to assess the potential income tax impact of the CARES Act and monitor any updates to the legislation.

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	January 31,
	2020	2021
Revenue share payable	$3.6	$4.3
Accrued operating and general expenses	5.1	3.8
Accrued payroll related expenses	2.7	3.4
Sales and other taxes	1.9	1.0
Current portion of long-term debt	—	0.9
Gift card liability	0.7	0.7

Accrued expenses and other current liabilities	$14.0	$14.1

10.	Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Observable inputs are based on market data obtained from independent sources. Unobservable inputs reflect the Company’s assessment of the assumptions market participants would use to value certain financial instruments. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy are summarized as follows:

		January 31,
Description	Level	2020	2021
Liabilities:
Warrant liability – Common stock warrants	3	$—	$11.2
Warrant liability – Preferred stock warrants	3	0.6	0.6

Total liabilities		$0.6	$11.8

The warrant liabilities are valued using a Black-Scholes option pricing model. The assumptions used in preparing the model include estimates such as volatility, contractual terms, discount rates, dividend yield, expiration dates and risk-free interest rates. This valuation model uses unobservable market share price input on a recurring basis, and therefore is considered a Level 3 liability.

The following table presents a rollforward of the fair value of the level 3 liabilities recorded at fair value for the year ended January 31, 2021:

Warrant Liability
Balance at January 31, 2020	$0.6
Issuance of common stock warrants	11.6
Issuance of preferred stock warrants	—
Changes in estimated fair value	(0.4)

Balance at January 31, 2021	$11.8

There were no issuances of warrants during the year ended January 31, 2020. The changes in estimated fair value of preferred stock warrants during the years ended January 31, 2020 and January 31, 2021 were not material.

The key assumptions used in the Black-Scholes option pricing model for the valuation of the common stock warrant liabilities were as follows:

Year Ended January 31, 2021
Valuation assumptions:
Expected dividend yield	—%
Expected volatility	87.68%
Expected term (in years)	6.75
Risk-free interest rate	0.79%

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

11.	Redeemable Preferred Stock

The following tables summarize the Company’s redeemable preferred stock:

	January 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value, Net of Issuance Costs	Liquidation Value
Seed Series	4,375,000	4,375,000	$1.7	$1.7
Series A	5,187,500	5,187,500	15.0	15.0
Series B	1,949,256	1,949,256	15.5	15.5
Series C	1,861,323	1,845,569	20.5	20.5
Series C-1	351,108	351,108	3.9	3.9
Series D	3,609,493	3,521,456	59.8	60.0
Series E	3,723,110	3,723,110	80.8	81.0
Series F	6,039,272	6,039,272	133.3	135.0

	27,096,062	26,992,271	$330.5	$332.6

	January 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Carrying Value, Net of Issuance Costs	Liquidation Value
Seed Series	4,375,000	4,375,000	$1.7	$1.7
Series A	5,187,500	5,187,500	15.0	15.0
Series B	1,949,256	1,949,256	15.5	15.5
Series C	1,861,323	1,845,569	20.5	20.5
Series C-1	351,108	351,108	3.9	3.9
Series D	3,609,493	3,521,456	59.8	60.0
Series E	3,723,110	3,723,110	80.8	81.0
Series F	6,039,272	6,039,272	133.3	135.0
Series G	8,140,584	4,145,650	57.6	61.1

	35,236,646	31,137,921	$388.1	$393.7

Voting

The holders of redeemable preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share of stock is convertible at the time of such vote. The holders of redeemable preferred stock are entitled to other specific voting rights, including with respect to the election of directors.

Dividends

The holders of redeemable preferred stock are entitled to receive dividends if and when declared by the Board of Directors. In the event the Board of Directors declares a dividend payable on

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

outstanding shares of common stock (other than payable in the form of additional shares of common stock), the holders of redeemable preferred stock shall receive an equivalent dividend. These dividends are payable in preference and priority to any payment of any dividend on common stock. No dividends have been declared since inception.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or other liquidation event of the Company, the holders of Series G are entitled to receive, and in preference to the holders of Seed Series, Series A, Series B, Series C, Series C-1, Series D, Series E, Series F and common stock, an amount equal to $14.740960 per share plus any declared but unpaid dividends. After payments of the preference amounts to the Series G holders, the holders of Series F are entitled to receive, and in preference to the holders of Seed Series, Series A, Series B, Series C, Series C-1, Series D, Series E, and common stock, an amount equal to $22.35369 per share plus any declared but unpaid dividends. After payments of the preference amounts to the Series G and F holders, the holders of Series E are entitled to receive, and in preference to the holders of Seed Series, Series A, Series B, Series C, Series C-1, Series D, and common stock, an amount equal to $21.75600 per share plus any declared but unpaid dividends. After payments of the preference amounts to the Series G, F and Series E holders, the holders of Series D are entitled to receive, and in preference to the holders of Seed Series, Series A, Series B, Series C, Series C-1 and common stock, an amount equal to $17.03841 per share plus any declared but unpaid dividends. After payments of the preference amounts to the Series G, F, Series E and Series D holders, the holders of Seed Series, Series A, Series B, Series C, and Series C-1 shares are entitled to receive, pari passu as to each other and in preference to the holders of common stock, an amount equal to $0.40 per share, $2.8916 per share, $7.9453 per share, $11.10768 per share, and $11.10768 per share, respectively, plus any declared but unpaid dividends. Notwithstanding the above, each holder of redeemable preferred stock shall be deemed to have converted such shares into common stock if, as a result of the conversion, such holder would receive, in aggregate, an amount greater than if such holder did not convert.

Conversion

Each share of Seed Series, Series A, Series B, Series C, Series D, Series E, Series F and Series G stock is convertible at any time into common stock at the option of the holder. The conversion ratio is initially one to one, but is subject to proportional adjustment for stock splits, stock dividends and the like, and broad-based weighted-average adjustment for dilutive issuances as contained in the Company’s Eleventh Amended and Restated Certificate of Incorporation, as amended. The redeemable preferred stock will automatically convert upon the closing of an underwritten public offering of at least $17.03841 purchase price and resulting in at least $100.0 million of aggregate gross proceeds to the Company (a “Qualified Public Offering”). Upon an affirmative vote or written consent of the majority of the then outstanding shares of Seed Series, Series A, Series B, and Series C, voting together as a single class, all the shares of the Seed Series, Series A, Series B, and Series C shall be automatically converted to common stock. Upon an affirmative vote or written consent of the majority of the then outstanding shares of Series D, the Series D shall be automatically converted to common stock. Upon an affirmative vote or written consent of a majority of the then outstanding shares of Series E, including Fidelity Puritan Trust: Fidelity Fund as long as it holds the requisite amount of Series E redeemable

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

preferred stock, the Series E shall be automatically converted to common stock. Upon an affirmative vote or written consent of a majority of the then outstanding shares of Series F, including one of Bain (collectively BCIP Venture Associates, BCIP Venture Associates-B and Bain Capital Venture Fund 2009, L.P.) as long as it holds the requisite amount of Series F or Franklin (collectively Franklin Strategic Series - Franklin Small Cap Growth Fund and Franklin Templeton Investment Funds - Franklin Technology Fund) in each case as long as it holds the requisite amount of Series F, the Series F shall be automatically converted to common stock. Upon an affirmative vote or written consent of the majority of the then outstanding shares of Series G, including T. Rowe Investors (collectively holders of redeemable preferred stock that are advisory clients of T. Rowe Price Associates, Inc. or any successor or affiliated registered investment advisor) as long as it holds the requisite amount of Series F or G redeemable preferred stock and Ares as long as it or its affiliates collectively hold the requisite amount of Series G redeemable preferred stock, the Series G shall be automatically converted to common stock.

The issuance of Series G redeemable preferred stock did not result in any anti-dilution adjustments to the other series of redeemable preferred stock.

Other than in a Qualified Public Offering, the Series C-1 is not convertible into common stock; however, upon written notice to the Company by the holder, such stock shall be entitled only to rights applicable to shares of common stock and the holder shall be entitled to receive distributions equal to the amounts that may become payable to holders of common stock as if such Series C-1 shares had been converted, but without actually converting.

Redemption

The redeemable preferred stock is redeemable upon a liquidation event, such as voluntary or involuntary liquidation, dissolution, or winding up of the Company, which is outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified outside of stockholders’ deficit as mezzanine equity on the consolidated balance sheets. Because the occurrence of a liquidation event is not probable as of January 31, 2021, the carrying values of the redeemable preferred stock are not being accreted to their liquidation values. In the event that it becomes probable that our the Company’s redeemable preferred stock will be redeemed, the Company will immediately accrete the carrying values of the redeemable preferred stock to their liquidation values.

12.	Stockholders’ Equity

Common Stock

Holders of common stock are entitled to one vote per share, dividends if and when declared by the Board of Directors and, upon liquidation, dissolution, winding up or other liquidation event of the Company, all assets available for distribution to common stockholders. There are no redemption provisions with respect to common stock. Common stock is subordinate to redeemable preferred stock with respect to dividend rights and rights upon liquidation, dissolution, winding up, or other liquidation event of the Company.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

Warrants

At January 31, 2020 and 2021, the Company had the following outstanding warrants:

	January 31, 2020
Outstanding Warrants	Date Issued	Number of Shares	Class of Shares	Exercise Price ($)	Fair Value at Issuance
Equity classified:
TriplePoint	Nov-16	82,891	Common	$7.54	$0.3
TriplePoint	Jun-17	18,236	Common	7.54	0.1
TriplePoint	Sep-17	14,920	Common	7.54	0.1
TriplePoint	Jan-18	16,578	Common	7.54	0.1
TriplePoint	Apr-18	16,578	Common	7.54	0.1
Double Helix (Temasek)	Jul-18	730,000	Common	0.01	9.0
Double Helix (Temasek)	Jul-18	730,000	Common	27.40	1.3

		1,609,203			$11.0

Liability classified:
Comerica Bank	Oct-13	15,754	Series C	11.11	0.1
TriplePoint	Nov-15	35,215	Series D	17.04	0.2
TriplePoint	Jun-16	28,172	Series D	17.04	0.2
TriplePoint	Sep-16	24,650	Series D	17.04	0.1

		103,791			$0.6

	January 31, 2021
Outstanding Warrants	Date Issued	Number of Shares	Class of Shares	Exercise Price ($)	Fair Value at Issuance
Equity classified:
TriplePoint	Nov-16	82,891	Common	$7.54	$0.3
TriplePoint	Jun-17	18,236	Common	7.54	0.1
TriplePoint	Sep-17	14,920	Common	7.54	0.1
TriplePoint	Jan-18	16,578	Common	7.54	0.1
TriplePoint	Apr-18	16,578	Common	7.54	0.1
Double Helix (Temasek)	Jul-18	730,000	Common	0.01	9.0
Double Helix (Temasek)	Jul-18	730,000	Common	27.40	1.3

		1,609,203			$11.0

Liability classified:
TriplePoint	Nov-15	35,215	Series D	17.04	0.2
TriplePoint	Jun-16	28,172	Series D	17.04	0.2
TriplePoint	Sep-16	24,650	Series D	17.04	0.1
10 Jay	Oct-20	76,627	Series G	14.74	—
Ares	Oct-20	1,651,701	Common	0.01	11.6

		1,816,365			$12.1

The fair value is estimated using the Black-Scholes option pricing model. The fair value is subjective and is affected by changes in inputs to the valuation model including the fair value per

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

share of the underlying stock, the expected term of each warrant, volatility of the Company’s stock and peer company stock, and risk-free rates based on U.S. Treasury yield curves.

The outstanding common stock warrants issued to Ares include a provision in which the holder can receive additional warrant shares upon subsequent issuances of Series G redeemable preferred stock. This feature precludes the warrants from meeting the criteria to be classified in stockholders’ equity and therefore, the warrants are accounted for as derivative liabilities in accordance with ASC 815-40. This provision expires in October 2021. The common stock warrants issued to Ares were allocated a portion of the proceeds received from the Ares Financing Transaction equal to their fair value.

The Company issued preferred and common stock warrants in conjunction with the issuance of long-term debt. The preferred stock warrants are accounted for as liabilities primarily because the shares underlying the warrants contain contingent redemption features outside the control of the Company. The liability classified warrants are subject to remeasurement at each balance sheet date. With each such re-measurement, the liability classified warrants are adjusted to current fair value recognized as a gain or loss within other income / (expense), net in the consolidated statements of operations. The Company will reassess the classification of the warrants at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

At January 31, 2020 and 2021, all common stock warrants, with the exception of Ares Facility common stock warrants, were recorded as additional paid in capital and all preferred stock warrants were recorded as liabilities. Equity classified contracts are not subsequently remeasured unless reclassification is required from equity to liability classification.

13.	Stock Incentive Plan

In 2009, the Company adopted its stock incentive plan (the “2009 Plan”) pursuant to which the Company’s Board of Directors may grant stock options or nonvested shares to employees and service providers. In 2019, the Company adopted a new stock incentive plan (the “2019 Plan”) pursuant to which the Company’s Board of Directors may grant equity, including stock options, RSUs or nonvested shares, to employees and service providers. The Company has granted RSUs and stock options, each of which is settleable in shares. The 2019 Plan, as amended, authorizes grants to purchase up to 13,469,648 shares of common stock. Stock options can be granted with an exercise price less than, equal to or greater than the stock’s fair value at the date of grant. Most stock option awards have a 10-year term, and vest and become fully exercisable after 4 years of service from the date of grant. RSU awards have a 10-year term and have two vesting requirements in order to vest – a time-based requirement and a liquidity event requirement, inclusive of an IPO event. RSUs typically have a 4-year time-based vesting requirement. No RSUs will vest if only one (or if neither) of such requirements is satisfied on or before the end of the 10-year term. Any forfeitures of equity awards granted under the 2009 Plan are automatically transferred to the 2019 Plan.

At January 31, 2020 and 2021, there were 582,258 and 2,459,983 shares available, respectively, for the Company to grant under the 2019 Plan. The grant date fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The option pricing model considers several variables and assumptions in estimating the fair value of stock-based

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

awards. The Company uses Company-specific historical data to estimate the expected term of the option, such as employee option exercise and employee post vesting departure behavior. Since the Company’s shares are not publicly traded and its shares are infrequently traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The weighted-average assumptions for grants made in fiscal years 2019 and 2020 were as follows:

	Year Ended January 31,
	2020	2021
Valuation assumptions:
Expected dividend yield	—%	—%
Expected volatility	56.04%	63.91%
Expected term (in years)	6.10	4.89
Risk-free interest rate	1.91%	0.34%

Stock Options

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (in years)	Aggregate Intrinsic Value
Balances at January 31, 2019	5,355,557	$7.82	7.78	$24.7
Granted	2,310,773	13.43
Exercised	(270,978)	6.56
Forfeited	(371,818)	11.56

Balances at January 31, 2020	7,023,534	$9.52	7.31	$34.8
Granted (1)	3,153,275	7.47
Exercised	(84,885)	6.81
Forfeited (1)	(4,031,817)	12.16

Balances at January 31, 2021	6,060,107	$6.76	6.45	$3.7

Exercisable at January 31, 2021	4,036,611	$6.49	5.53	$3.7

(1)	Includes options that were canceled and re-granted as part of the option repricing modification, as further discussed below.

The weighted average grant date fair values of stock options granted during fiscal years 2019 and 2020 were $7.21 and $1.53, as adjusted for the option repricing modification as further discussed below, respectively. The total intrinsic value of stock options exercised during the fiscal years 2019 and 2020 were $1.9 million and $0.3 million, respectively.

At January 31, 2020 and 2021, there were $13.0 million and $9.6 million of unrecognized compensation costs related to stock options granted under the Plan and are expected to be recognized over a weighted average period of 2.82 and 2.23 years, respectively.

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

The Company currently uses authorized and unissued shares to satisfy exercising of stock option awards.

On October 26, 2020, the Company’s Board approved a one-time stock option repricing, which repriced certain outstanding stock options held by current employees and directors with an option exercise price of $12.43 and above. There were 2,565,149 outstanding eligible stock options that were amended to reduce such exercise price to $7.01 per share, the current fair market value of the Company’s common stock on the date of the approval of the repricing. Except for the modified exercise price, all other terms and conditions of each of the eligible stock options remained in full force and effect. The repricing was recorded as a stock option modification whereby the incremental fair value of each option was determined using the Black-Scholes option pricing model at the date of the modification, and $1.2 million was recognized related to vested options as incremental compensation expense during the year ended January 31, 2021. The Company will recognize the remaining $1.1 million of incremental compensation costs on a straight-line basis over the remaining requisite service period.

RSUs

RSUs activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Unvested and outstanding at February 1, 2020	—	$—
Granted	1,689,217	12.29
Forfeited	(179,616)	13.34

Unvested and outstanding at January 31, 2021	1,509,601	$12.17

The total unrecorded share based compensation expense related to these awards was $12.7 million as of January 31, 2021. The total unrecorded share based compensation expense relating to RSUs for which the time-based service vesting condition had been satisfied or partially satisfied as of January 31, 2021 was $7.6 million, which represents the amount of cumulative compensation expense that would have been recognized in our financial statements had the initial public offering been determined to be probable at January 31, 2021.

Share-Based Compensation Summary

The classification of share-based compensation by line item within the consolidated statements of operations is as follows:

	Year Ended January 31,
	2020	2021
Technology	$1.7	$2.0
Marketing	0.4	0.4
General and administrative	4.7	5.8

Total share-based compensation	$6.8	$8.2

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

14.	Net Loss per Share Attributable to Common Stockholders

The Company computes net loss per share attributable to common stockholders under the two-class method required for participating securities. The Company has one class of common stock.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended January 31,
	2020	2021
Numerator:
Net loss attributable to common stockholders	$(153.9)	$(171.1)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,964,634	11,138,851

Net loss per share attributable to common stockholders, basic and diluted	$(14.04)	$(15.36)

The following potentially dilutive outstanding securities based on amounts outstanding at each period end were excluded from the computation of diluted loss per share attributable to common stockholders because including them would have been anti-dilutive:

	January 31,
	2020	2021
Redeemable preferred stock	26,992,271	31,137,921
Stock options	7,023,534	6,060,107
Common stock warrants	879,203	2,530,904
Preferred stock warrants	103,791	164,664

Total	34,998,799	39,893,596

At January 31, 2021, RSUs to be settled in 1,509,601 shares of common stock were excluded from the table above because they are subject to performance-based vesting conditions that were not achieved as of such date.

15.	Supplemental Cash Flow Information

Supplemental cash flow disclosures for the years ended January 31, 2020 and 2021, are as follows:

	Year Ended January 31,
	2020	2021
Cash payments for:
Interest paid on loans	$1.5	$3.7
Interest paid on financing leases	0.1	—
Fixed operating leases	7.0	2.6

RENT THE RUNWAY, INC.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share amounts)

	Year Ended January 31,
	2020	2021
Non-cash financing and investing activities:
Financing leases right-of-use asset amortization	0.1	0.2
ROU assets obtained in exchange for lease liabilities (1)	40.0	0.1
Adjustments to ROU assets or lease liabilities due to modification or other reassessment events	—	5.2
Purchases of fixed assets not yet settled	2.1	0.5
Purchases of rental product not yet settled	3.6	3.6

(1)	Includes non-cash ROU assets obtained in exchange for lease liabilities in accordance with the adoption of ASC 842 as of February 1, 2019.

16.	Commitments and Contingencies

The Company had restricted cash balances for cash collateralized standby letters of credit at January 31, 2020 and 2021 of $10.5 million and $13.9 million, respectively (see Note 2), primarily to satisfy security deposit requirements on its leases (see Note 4). At January 31, 2020, the Company had the ability and intent to redeem the restricted cash balances and issue letters of credit to satisfy security deposit requirements on its leases. Additionally, at January 31, 2020 and 2021, the Company had non-cash collateralized standby outstanding letters of credit of $1.7 million and $0, respectively.

At January 31, 2021, there was no litigation or contingency with at least a reasonable possibility of a material loss.

17.	Subsequent Events

Subsequent events have been evaluated through July 16, 2021, which is the date the consolidated financial statements were available to be issued.

In April and May 2021, the Company issued an additional 1,360,914 Series G redeemable preferred stock at $14.74096 per share, for a total amount of $20.1 million. Along with this transaction, an additional 40,828 common stock warrants were issued to Ares, representing 3.0% of the Series G redeemable preferred stock issuance. Concurrently, the Company entered into the first amendment to the Ares Facility. The Company’s EBITDA definition and cure provisions were amended to allow for the application of the April and May 2021 Series G proceeds cumulatively for the quarters ending July 31, 2021 through October 31, 2022.

             Shares

Class A Common Stock

Goldman Sachs & Co. LLC		Morgan Stanley		Barclays

Credit Suisse	Piper Sandler	Wells Fargo Securities	KeyBanc Capital Markets	JMP Securities

Telsey Advisory Group

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all fees and expenses, other than the underwriting discount, payable solely by Rent the Runway, Inc. in connection with the offer and sale of the securities being registered. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent, and registrar fees		*
Other advisors’ fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our Amended Charter that will be in effect immediately following the effectiveness of the registration statement of which this prospectus forms a part permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our Amended Bylaws that will be in effect immediately following the effectiveness of the registration statement of which this prospectus forms a part provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.

The indemnification provisions in our Amended Charter, Amended Bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we issued the following securities which that were not registered under the Securities Act:

Preferred Stock Issuances.    Between December 2016 and February 2019, we issued an aggregate of 3,723,110 shares of our Series E redeemable preferred stock at a purchase price of $21.7560 per share, for an aggregate purchase price of $81.0 million.

Between March 2019 and January 2020, we issued an aggregate of 6,039,272 shares of our Series F redeemable preferred stock at a purchase price of $22.3537 per share, for an aggregate purchase price of $135.0 million.

Between April 2020 and May 2021, we issued an aggregate of 5,506,564 shares of our Series G redeemable preferred stock at a purchase price of $14.74096 per share, for an aggregate purchase price of $81.2 million.

Plan-Related Issuances.    Since June 30, 2018, we granted to certain directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 7,730,369 shares of our common stock under our 2009 Plan and 2019 Plan at exercise prices ranging from $6.76 to $14.51 per share, including the 20,000 Designer Collective Grants.

Since June 30, 2018, we granted to certain directors, officers, employees, consultants, and other service providers restricted stock units covering an aggregate of 2,431,768 shares of our common stock under our 2009 Plan and our 2019 Plan.

Warrant Issuances.    Since June 30, 2018, we issued warrants to purchase up to an aggregate of 1,692,529 shares of our common stock to accredited investors at an exercise price of $0.01 per share.

Since June 30, 2018, we issued one warrant to purchase up to an aggregate of 76,627 shares of our Series G redeemable preferred stock at an exercise price of $14.7410 per share.

Since June 30, 2018, we issued 17,296 shares of our Series B redeemable preferred stock upon the exercise of warrants to purchase shares of our Series B redeemable preferred stock to an accredited investor at an exercise price of $7.9453 per share.

Since June 30, 2018, we issued 76,627 shares of our Series G redeemable preferred stock upon the exercise of warrants to purchase shares of our Series G redeemable preferred stock to an accredited investor at an exercise price of $14.7410 per share.

None of the transactions listed above involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Eleventh Amended and Restated Certificate of Incorporation of the Registrant, dated as of October 26, 2020, as amended by that first certificate of amendment to the Eleventh Amended and Restated Certificate of Incorporation, dated as of March 22, 2021 and that second certificate of amendment to the Eleventh Amended and Restated Certificate of Incorporation, dated April 30, 2021, as currently in effect.

3.2	Third Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective following the effectiveness of this registration statement.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective following the effectiveness of this registration statement.

4.1*	Specimen Class A common stock certificate of the Registrant.

4.2*	Eighth Amended and Restated Investors’ Rights Agreement, or the IRA, by and among the Registrant and certain of its stockholders, dated April 30, 2020, as amended by that amendment No. 1 to the IRA, dated October 26, 2020 and that amendment No. 2 to the IRA, dated April 30, 2021.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*+	2009 Stock Incentive Plan.

10.3*+	Form of Incentive Stock Option Agreement (2009 Plan).

10.4*+	Form of Nonstatutory Stock Option Agreement (2009 Plan).

10.5*+	2019 Stock Incentive Plan.

10.6*+	Form of Incentive Stock Option Agreement (2019 Plan).

10.7*+	Form of Nonstatutory Stock Option Agreement (2019 Plan).

10.8*+	Form of Restricted Stock Unit Agreement (2019 Plan).

Exhibit Number	Description of Exhibit

10.9*+	2021 Incentive Award Plan.

10.10*+	Form of Stock Option Agreement (2021 Plan).

10.11*+	Form of Restricted Stock Unit Agreement (2021 Plan).

10.12*+	Non-Employee Director Compensation Policy.

10.13*+	2021 Employee Stock Purchase Plan.

10.14*+	Employment Agreement, by and between the Registrant and Jennifer Y. Hyman, dated , 2021.

10.15*+	Offer Letter, by and between the Registrant and Scarlett O’Sullivan, dated September 4, 2015.

10.16*+	Offer Letter, by and between the Registrant and Anushka Salinas, dated January 20, 2017.

10.17*+	Offer Letter, by and between the Registrant and Brian Donato, dated January 17, 2020.

10.18*	Credit Agreement, dated as of October 26, 2020, as amended on April 30, 2021, by and among the Registrant, as borrower, the lenders from time to time party thereto, as lenders, and Alter Domus (US) LLC, as administrative agent.

10.19*	Credit Agreement, dated as of July 23, 2018 (as amended on December 21, 2018, April 24, 2019, November 26, 2019, June 2, 2020, August 18, 2020 and October 26, 2020, and as may be further amended, restated, supplemented or otherwise modified in accordance with the terms thereof) and the Specified Subordination Agreement, by and among the Registrant, the lenders from time to time party thereto and Double Helix Pte Ltd, as administrative agent.

10.20*	Lease, dated as of July 7, 2014 as amended by that certain Lease Modification Agreement, dated April 28, 2020, each by and between Hartz Metro Leasehold I LLC and the Registrant.

10.21*	Lease, dated as of February 7, 2017 as amended by that certain Lease Modification Agreement, dated April 28, 2020, each by and between Hartz Metro Leasehold I LLC and the Registrant.

10.22*	Industrial Lease, dated March 31, 2018, as amended by that certain First Amendment to Industrial Lease, dated August 31, 2020, by and between TRPF COOPER I-20 LLC and the Registrant.

10.23*	Lease, dated as of April 1, 2019, as amended by that certain First Amendment of Lease, dated December 10, 2020, by and between 10 Jay Master Tenant LLC and the Registrant.

16.1*	Letter regarding change in certifying accountant.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3**	Consent of Green Story Inc.

23.4**	Consent of SgT Limited.

23.5	Consent of Lab42 Research, LLC

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, State of New York, on                    .

RENT THE RUNWAY, INC.

By:
Jennifer Y. Hyman
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jennifer Y. Hyman and Scarlett O’Sullivan and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jennifer Y. Hyman	Chief Executive Officer and Director (Principal Executive Officer)

Scarlett O’Sullivan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Tim Bixby	Director

Jennifer Fleiss	Director

Scott Friend	Director

Melanie Harris	Director

Beth Kaplan	Director

Dan Nova	Director

Gwyneth Paltrow	Director

Carley Roney	Director

Dan Rosensweig	Director

Mike Roth	Director